carter's®

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CARTER'S, INC. 2025 ANNUAL REPORT



Letter from the Non-Executive Chair of the Board of Directors

April 1, 2026

To My Fellow Shareholders,

As I write this letter, I am reflecting on my 19 years of service to Carter's, a company I have grown to love. I realize that this is just a minute for a company that has existed for over 160 years, but during my tenure, I have developed the utmost admiration for the many people I have had the good fortune of working with over the span of my time with Carter's. This includes members of the Board, our management team, and our hard-working, loyal employees. I also want to specifically recognize Hali Borenstein, my colleague on the Board, who is joining me in retirement in connection with this annual meeting. Hali is a working mom and serves as CEO of the high growth retailer Reformation. She joined us right before COVID at a pivotal point in Carter's history. We have benefited greatly from her guidance, experience, and intellect over these last six years. And, we will miss her greatly as she devotes her full energy and time to continuing to guide Reformation through its journey. I thank her for her years of service on the Board and many contributions to Carter's.

Over its long and rich history, Carter's has operated through world wars, regional wars, the Great Depression, recessions, inflationary periods, financial crises, supply chain disruptions, global pandemics, and, more recently, the imposition of unprecedented tariffs. Carter's navigated and managed through these significant challenges and always emerged as a stronger company. Today, building on our position as the leader in the young children's apparel industry, we continue on our path towards business transformation which is intended to strengthen our capabilities and provide the foundation for continued long-term growth.

With Ms. Borenstein's and my retirement from the Board, shareholders will be asked to re-elect the eight remaining independent directors and one non-independent director. As you may recall, over the last several years, we have refreshed the Board of Directors. Five of the candidates proposed for re-election to our Board joined our Board as part of that refreshment process. Our Board members possess a vast range of experiences, who bring knowledge and expertise from diverse backgrounds across the business community. The Board will be led by my friend and colleague, Gretchen Schar, who will become the Non-Executive Chair of the Board immediately before the upcoming annual meeting. I believe that Ms. Schar will provide excellent leadership of the Board and support for Carter's leadership team and employees; she and our continuing Board members are well-equipped to make the complex decisions necessary to execute a successful business transformation.

At its core, Carter's is in the business of providing clothing for newborn babies, one of the greatest miracles of the human experience. The Company's mission will continue to be centered around meeting the needs of the families of these beautiful children. I believe our investors should have confidence in our ability to manage the current uncertainties in the marketplace and other business challenges that may come our way.

I will soon join you all as just another investor, and I am extremely thankful for the opportunity to be part of this wonderful Company. The Board, under the leadership of Ms. Schar, will continue to strive for the good governance, leadership and value creation that our investors have come to expect from a company which has endured for 161 years.

With gratitude,

William J. Montgoris

Non-Executive Chair of the Board of Directors



Letter from the Chief Executive Officer & President

April 1, 2026

Dear Shareholders,

As I reach my one-year anniversary as Carter's CEO, I'd like to express my sincere gratitude for your investment. Since 1865, Carter's has been a leader in young children's apparel and accessories, a rich legacy that continues to serve all families through our purpose of embracing the wonder of childhood and uplifting those shaping the future.

Over the past year, we've embarked on a transformation strategy designed to create significant shareholder returns over the next several years by generating consistent growth in sales, profit, and operating cash flow. Although 2025 was a tumultuous year across all business sectors and geographies— including the imposition of historic tariffs on our products—I am incredibly proud of the grit, determination, and acumen Carter's employees have shown by working through myriad challenges, stabilizing our business, realizing major productivity improvements, and returning the company to top-line growth.

A few highlights from 2025:

- Consolidated net sales of $2.9 billion, growth of 2% over 2024
- Consolidated adjusted operating income[1] of $176 million, a decline of 39% versus 2024
- Improvement in our U.S. Retail comparable sales for three consecutive quarters including a 5 percent increase in the important fourth quarter
- Maintained our overall market share in the young children's apparel market in the United States and increased our market share of the baby category, the largest and most important part of our business
- Strengthened our balance sheet by refinancing our outstanding debt and putting in place a new revolving credit facility
- Initiated our comprehensive transformation agenda intended to strengthen our ability to maintain our market leadership and grow our business in the years ahead.

Our strategy is built on three strategic pillars of being consumer-led, brand-focused, and direct-to-consumer-first. While we're still very much in the middle of our transformation

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[1] A non-GAAP measure. See Appendix A to the Proxy Statement for a presentation of, and reconciliation to, the most directly comparable GAAP financial measure.

and meaningful work remains, green shoots are emerging.   We're re-gaining market share in our baby age group as we expand consumer relevance and deepen connectivity through products and stories resonant with young Gen-Z parents and gift-givers alike. We're also leveraging best-in-class category scale, assortment breadth, brand awareness, and availability to reinforce trust as our sector's leading brand. As a result, we're both attracting and retaining consumers more effectively, wholesale key account partners are responding to product newness, and we're driving more sales and higher prices with less promotional activity.

Vital to Carter's durable growth is investing where we can generate the greatest impact and return and we're doing just that, specifically in the areas of demand creation and product make. As we generate more emotional story-telling around our brands and products as well as the role they play in such a special time of life for families, we're investing to reach every existing and potential fan with content across several platforms. While quality has always been a hallmark of Carter's total value, we've increased investment in product newness, style, and aesthetic, that, when combined with the quality we are known for at a fair price, produces an unbeatable total value that truly resonates with consumers.

We're also investing in our people, advancing a performance-driven culture based on ownership and accountability. As a result, our teams are collaborating more effectively than ever, leveraging an upgraded and simplified operating model markedly more agile and responsive to consumers and customers. Leaner and more focused, Carter's workforce is well-aligned against a strategic framework of clearly prioritized objectives and goals, thinking in new ways, and emphasizing what really matters.

From a capital standpoint, I believe Carter's balance sheet remains a competitive advantage. Our financial strength and flexibility give us ample investment capacity to fuel long-term growth, enable our brands with enhanced technology, and expand market opportunities.

I'd like to take a moment to acknowledge two individuals, who after many years of service, are retiring from our Board of Directors: William Montgoris and Hali Borenstein. Both have added comprehensive value to Carter's for which we are grateful and we wish them well.

I'm honored to be Carter's CEO during such a pivotal moment in the Company's rich history. Stabilizing the business and returning to growth in 2025 was just the starting point. We are executing a comprehensive transformation that will further strengthen our iconic brands, deepen consumer loyalty, and ultimately yield enhanced shareholder value.

As we evolve and progress, I encourage you to track along with us.

Douglas C. Palladini
Chief Executive Officer & President

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carter's, inc.

Proxy Statement

2026 Proxy Statement

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April 1, 2026

Dear Stockholder,

It is my pleasure to invite you to attend our 2026 Annual Meeting of Stockholders on Wednesday, May 13, 2026 (the "Annual Meeting"). The meeting will be held in a virtual format.

The attached 2026 Notice of Annual Meeting of Stockholders and Proxy Statement describe the formal business to be conducted at the meeting. Whether or not you plan to attend the Annual Meeting, your shares can be represented if you promptly submit your voting instructions over the internet, by telephone, by completing, signing, dating, and returning your proxy card in the enclosed envelope, or by following the instructions you have received from your broker or other nominee.

On behalf of our Board of Directors and Leadership Team, thank you for your investment in Carter's, Inc.

Sincerely,

William J. Montgoris
Non-Executive Chair of the Board of Directors



2026 NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

This Meeting Notice highlights information described in other parts of this 2026 Proxy Statement and does not contain all information you should consider in voting. Please read the entire 2026 Proxy Statement carefully before voting.

To our stockholders,

You are invited to attend our 2026 Annual Meeting to be held as follows in a virtual meeting format:



Time and Date
Wednesday, May 13, 2026
1:00 p.m. Eastern Time



Access to Virtual Meeting
Register at www.proxydocs.com/CRI



Record Date
March 20, 2026

ITEMS OF BUSINESS

Item	Board's Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
Election of nine nominated directors	FOR	More votes "For" than "Against"	No effect	No effect
Advisory approval of compensation of named executive officers	FOR	More votes "For" than "Against"	No effect	No effect
Approval of amended and restated equity incentive plan	FOR	Majority of votes properly cast at the meeting	No effect	No effect
Ratification of appointment of PricewaterhouseCoopers LLP for fiscal 2026	FOR	Majority of votes properly cast at the meeting	No effect	Not applicable

In addition, at the Annual Meeting we will conduct any other business that may properly come before the meeting. See Question 19 of the "Questions and Answers About the 2026 Annual Meeting" beginning on page 87 for more information.

PROXY SOLICITATION

The Board solicits the enclosed proxy for the 2026 Annual Meeting and any adjournment or postponement of the 2026 Annual Meeting. Any proxy may be revoked at any time prior to its exercise at the 2026 Annual Meeting.

VOTING

You may vote if you held shares of Carter's common stock as of the record date (March 20, 2026). You are able to vote your shares by providing instructions to the proxy holders who will then vote in accordance with your instructions. We urge you to read the 2026 Proxy Statement carefully and to vote in accordance with the recommendations of the Board.

QUESTIONS AND ANSWERS ABOUT THE 2026 ANNUAL MEETING

We encourage you to review the section "Questions and Answers About the 2026 Annual Meeting" for answers to common questions about the virtual meeting, proxy materials, voting, and other topics.

By order of the Board of Directors,

Antonio D. Robinson

Antonio D. Robinson
Secretary

Approximate Date of Mailing of Proxy Materials or Notice of Internet Availability:

April 1, 2026

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Statements contained in this proxy statement that are not historical fact and use predictive words such as "estimates", "outlook", "guidance", "expect", "believe", "intend", "designed", "target", "plans", "may", "will", "are confident" and similar words are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements and related assumptions involve risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statements or views expressed in this proxy statement. These risks and uncertainties include, but are not limited to, those discussed in the subsection entitled "Risk Factors" under Part I, Item 1A, of our most recent Annual Report on 10-K, and otherwise in our reports and filings with the Securities and Exchange Commission, as well as the following factors: changes in global economic and financial conditions, and the resulting impact on consumer confidence and consumer spending, as well as other changes in consumer discretionary spending habits; risks related to public health crises; risks related to the organizational restructuring plan, including, but not limited to, our ability to achieve the expected savings from the plan and to fully implement the plan; risks related to consumer tastes and preferences, as well as fashion trends; the failure to protect our intellectual property; the diminished value of our brands, potentially as a result of negative publicity or unsuccessful branding and marketing efforts; delays, product recalls, or loss of revenue due to a failure to meet our quality standards; risks related to uncertainty regarding the future of international trade agreements and the United States' position on international trade, as well as significant political, trade, and regulatory developments and other circumstances beyond our control; the roll-back of incremental tariffs imposed under the International Emergency Economic Powers Act (the "incremental tariffs") and any additional actions taken in response to their roll-back, including tariffs imposed pursuant to Section 122 of the Trade Act of 1974 (the "122 tariffs"); our ability to recover refunds of incremental tariff amounts or other tariff amounts paid; increased competition in the marketplace; financial difficulties for one or more of our major customers; identification of locations and negotiation of appropriate lease terms for our retail stores; distinct risks facing our eCommerce business; failure to forecast demand for our products and our failure to manage our inventory; increased margin pressures, including increased cost of materials and labor and our inability to successfully increase prices to offset these increased costs; continued inflationary pressures with respect to labor and raw materials and global supply chain constraints that have, and could continue, to affect freight, transit, and other costs; fluctuations in foreign currency exchange rates; unseasonable or extreme weather conditions; risks associated with corporate responsibility issues; our foreign sourcing arrangements; a relatively small number of vendors supply a significant amount of our products; disruptions in our supply chain, including increased transportation and freight costs; our ability to effectively source and manage inventory; problems with our Braselton, Georgia distribution facility; pending and threatened lawsuits; a breach of our information technology systems and the loss of personal data or a failure to implement new information technology systems successfully; unsuccessful expansion into international markets; failure to comply with various laws and regulations; failure to properly manage strategic initiatives; retention of key individuals; acquisition and integration of other brands and businesses; failure to achieve sales growth plans and profitability objectives to support the carrying value of our intangible assets; our continued ability to meet obligations related to our debt; changes in our tax obligations, including additional customs, duties or tariffs; our continued ability to declare and pay a dividend; volatility in the market price of our common stock; and the cost or effort required for our stockholders to bring certain claims or actions against us, as a result of our designation of the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings. Except for any ongoing obligations to disclose material information as required by federal securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The inclusion of any statement in this proxy statement does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Each of our directors stands for election annually and thereafter holds office for a one-year term. At our Annual Meeting, we are asking our stockholders to elect nine proposed nominees, including the eight independent directors set forth below and Douglas C. Palladini, our Chief Executive Officer & President.

The following table and charts show the committee assignments of each of our independent director nominees, information regarding the composition of Carter's Board of Directors (the "Board"), the definition of skills used for our Board skills matrix, the Board skills matrix, and a chart showing the skills and experience held by the Board.

Director	Audit Committee	Compensation & Human Capital Committee	Nominating & Corporate Governance Committee	Business Transformation Committee
Rochester Anderson, Jr.		•	•	
Jeffrey H. Black [1]	ℂ		•	
Luis Borgen	•			
Jevin S. Eagle	•			•
Mark P. Hipp	•	•		•
Stacey S. Rauch [2]		ℂ	•	•
Gretchen W. Schar [3]			ℂ	
Stephanie P. Stahl		•	•	ℂ

ℂ = Chair   • = Member

1.   Mr. Black was appointed Chair of the Audit Committee on November 13, 2025.
2.   Ms. Rauch was appointed Chair of the Compensation & Human Capital Committee on February 10, 2026.
3.   Ms. Schar was appointed Chair of the Nominating & Corporate Governance Committee on November 13, 2025.

DIRECTOR SKILLS MATRIX

The Board believes that the combination of backgrounds, skills, and experiences collectively possessed by the members of the Board well-qualifies the Board to exercise oversight responsibilities on behalf of our stockholders in light of Carter's current and future strategic plans. The following tables describe the key skills and definitions of those skills, a breakdown of the number of directors that hold each skill, and the self-identified skills for each independent member of our Board nominated for election at the 2026 Annual Meeting. We use the general Board membership criteria listed in our Corporate Governance Principles, along with the desired skills and qualifications listed in the following tables, to identify, screen, and recruit director candidates and make director nomination recommendations to the full Board.

Skill	Definitions
Senior Leadership	Experience in an executive officer role
Governance	Public company board experience, including more than three years on Carter's board
Retail Industry Experience	Executive officer level experience or service on the board of directors at a retail and/or consumer products company
Consumer Strategy	Executive officer level experience in marketing, brand management, consumer insights, and brand strategy, or service on the board of directors of a retail or consumer products company
Digital / Technology	Executive officer experience with technology, digital platforms and new media, data security, and data analytics; or service on the board of directors of a digital platforms, digital media, data security, or data analytics company
Financial Expertise	Expertise with financial reporting, accounting, risk management, and capital allocation. Qualifies as an audit committee financial expert as defined under SEC and NYSE rules
HR and Talent Management	Executive or board level experience in managing large workforce and/or experience with executive compensation, employee engagement, and Chief Executive Officer ("CEO") succession
ESG	Executive officer or board level experience with relevant environmental, social, and governance ("ESG") matters
International Expansion	Executive officer or board level experience in managing business operations and growth in global markets
Global Supply Chain	Executive officer or board level experience with a company with global supply chain operations





SKILLS AND EXPERIENCE

Director Skills	Mr. Anderson	Mr. Black	Mr. Borgen	Mr. Eagle	Mr. Hipp	Mr. Palladini	Ms. Rauch	Ms. Schar	Ms. Stahl
Senior Leadership	●	●	●	●	●	●	●	●	●
Governance		●	●	●	●		●	●	●
Retail Industry Experience	●		●	●		●	●	●	●
Consumer Strategy				●	●	●	●		●
Digital/Technology		●	●	●	●				●
Financial Expertise		●	●					●	●
HR and Talent Management	●	●	●	●	●	●	●	●	●
ESG	●	●		●			●		●
International Expansion	●	●	●		●	●	●	●	●
Global Supply Chain	●	●		●	●	●	●	●	

Senior Leadership 9/9
Governance 7/9
Retail Industry Experience 7/9
Consumer Strategy 5/9
Digital Technology 5/9
Financial Expertise 4/9
HR and Talent Management 9/9
ESG 5/9
International Expansion 8/9
Global Supply Chain 7/9

Ethnicity
1
1
7
Black/African American
Latino
White/Caucasian

Gender
3
6
Female
Male

2026 NOMINEES FOR DIRECTOR

After considering the recommendations of the Nominating & Corporate Governance Committee, the Board has set the number of directors at nine and nominated all current directors to stand for re-election, except for Mr. Montgoris and Ms. Borenstein, who are not standing for re-election. The Board believes that each of the nominees is qualified to serve as a director of Carter's and, in addition to the skills listed in the table on page 4, certain key qualifications of each nominee that were considered by the Board follow each nominee's biographical description.

We believe that all nominees will be able and willing to serve if elected. However, if any nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors.



ROCHESTER ANDERSON, JR.

Independent Director since 2022

Age: 64

Committees:

- Compensation & Human Capital
- Nominating & Corporate Governance

Rochester Anderson, Jr. has over 30 years of human resources and operational experience at various public and private corporations, including more than 15 years of experience leading human resource organizations and more than 15 years of operational experience with public and private corporations and non-profit organizations. Mr. Anderson is currently Chief Human Resources Officer, Emory Healthcare, which he joined in September 2022. Previously, from February 2020 to September 2022, Mr. Anderson served as Chief Human Resources Officer of AutoNation, Inc., a publicly-traded company and the nation's largest automobile dealer with over 21,000 associates, working in over 400 locations across 18 states.

Mr. Anderson previously served as Senior Vice President, People Solutions for the Financial Industry Regulatory Authority, from May 2019 to February 2020, and served from 2006 to 2018 in various human resource focused and operational roles at Cox Automotive Inc., including serving as Chief Human Resources Officer and Executive Vice President from 2014 to 2018. Mr. Anderson's experience focuses on human capital management, career development and training, operational management, and diversity and inclusion.

Director Qualifications:

- *Significant human capital management, organizational improvement, compensation and benefits, and executive management experience*

- *Valuable insights into workforce dynamics, diversity, equity and inclusion, and executive development*

- *Substantial operational experience in retail and consumer-focused businesses and inclusion, and executive development*



JEFFREY H. BLACK

Independent Director since 2022

Age: 71

Committees:

- Audit (Chair)
- Nominating & Corporate Governance

Other Public Company Directorships:

- Otis Worldwide Corp. since 2020

Jeffrey H. Black served as Senior Partner and Vice Chairman of Deloitte LLP from 2002 to 2016 and as Partner-in-Charge of Arthur Andersen LLP's Metro New York audit practice from 1988 to 2002. Mr. Black has 40 years of experience leading teams serving those firms' largest and most complex global clients.

Director Qualifications:

- *Significant accounting, financial reporting, and executive leadership experience, as well as valuable insights into risk and crisis management and oversight of publicly-traded, global businesses*

- *Valuable experience in cyber and information governance oversight and has earned a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University, as well as the National Association of Corporate Directors master course in Cybersecurity*



LUIS BORGEN

Independent Director since 2021

Age: 56

Committee:

- Audit

Other Public Company and Investment Company Directorships:

- Dodge & Cox Funds Board of Trustees (Fund Complex Consisting of Seven Registered Investment Companies)

- Eastern Bankshares, Inc., since 2016

- Synopsys, Inc., since 2022 (Not Standing for Re-election in Connection with Synopsys, Inc.'s 2026 Annual Meeting)

Luis Borgen has over 25 years of finance and operational experience at various public and private equity-backed companies. He was the Chief Financial Officer of athenahealth, Inc., a healthcare technology company from 2019 to 2022. Prior to that, he was Chief Financial Officer for Vistaprint, an e-commerce company that produces marketing products for small and microcap businesses, from 2017 to 2019. Prior to that, he served from 2012 to 2017 as Chief Financial Officer for DAVIDsTEA Inc., a specialty tea retailer in the United States and Canada that became publicly-traded in 2015, and from 2010 to 2012 he served as Chief Financial Officer of DaVita Inc. ("DaVita"), a publicly traded healthcare provider. Prior to DaVita, Mr. Borgen spent 13 years at Staples, Inc. culminating in his role as Senior Vice President Finance and Chief Financial Officer for the U.S. Retail division. Mr. Borgen began his career as an officer in the U.S. Air Force.

Director Qualifications:

- *Broad experience in finance, accounting, capital markets, investor relations, M&A and international expansion*

- *Meaningful experience in the oversight of executive compensation, risk management, and corporate governance*

- *Substantial operational experience in retail and consumer-focused businesses*



JEVIN S. EAGLE

Independent Director since 2010

Age: 59

Committees:

- Audit
- Business Transformation

Jevin S. Eagle has served as Chief Executive Officer of Boston University Hillel since 2017. From 2022 to 2025 he was also Professor of the Practice, Strategy and Innovation and Executive Director of Social Impact Initiatives at Boston University's Questrom School of Business. Mr. Eagle served as Chief Executive Officer and director of DAVIDsTEA Inc., a specialty tea retailer in the United States and Canada, from April 2012 to April 2014. Mr. Eagle previously held several senior leadership positions at Staples, Inc. from 2002 to 2012, including Executive Vice President, Merchandising and Marketing. Prior to joining Staples, Inc., Mr. Eagle worked for McKinsey & Company, Inc. from 1994 to 2001, ultimately serving as a partner in the firm's retail practice.

Director Qualifications:

- *Broad experience in a number of areas as the former Chief Executive Officer and director of DAVIDsTEA Inc. and Executive Vice President, Merchandising and Marketing of Staples, Inc., including retail, management, merchandising, sourcing, strategic planning, and brand marketing*

- *Valuable experience with developing strategies and programs for teaching social impact business education, including matters relating to environmental, social, and governance ("ESG") through his prior role as Professor and Executive Director of Social Impact Initiatives for Boston University's Questrom School of Business*

- *Meaningful experience in business strategy and the retail industry provides our Board with critical insights*



MARK P. HIPP

Independent Director since 2018

Age: 64

Committees:

- Audit
- Business Transformation
- Compensation & Human Capital

Mark P. Hipp has been the Chief Executive Officer of H2IDD, an advisory firm focused on public and private mergers and acquisitions since January 2013. From November 2013 until April 2017, Mr. Hipp was the operating partner at Sterling Partners, a private equity firm. Prior to that, he spent over 28 years at Hewlett Packard Enterprise Company, most recently as Vice President & General Manager, HP Software and Global Networking Business Management.

Director Qualifications:

- *Valuable perspective and insight with respect to issues relating to information technology, including cybersecurity and eCommerce, as well as global supply chain and logistics*

- *Meaningful experience in strategic growth transactions including through investments, strategic relationships, and mergers and acquisitions*



DOUGLAS C. PALLADINI

Director since 2025

Age: 59

Douglas C. Palladini joined Carter's on April 3, 2025 as Chief Executive Officer & President and a member of the Board. Mr. Palladini served as the founder and owner of Kickstand, LLC, a consulting and advisory business focused on brand and consumer strategy, from April 2022 until March 2025. Prior to founding Kickstand, LLC, from June 2004 to March 2022, Mr. Palladini served in various roles of increasing responsibility at Vans, a subsidiary of V.F. Corporation, culminating in his role as Global Brand President of Vans from July 2016 through March 2022.

Director Qualifications:

- *Deep experience with growing brands and consumer-driven strategies, and expertise in creating global brand connections*

- *Valuable perspective as an executive with decades of experience working in the retail and apparel industry and operating within multiple sales channels*



STACEY S. RAUCH

Independent Director since 2022

Age: 68

Committees:

- Compensation & Human Capital (Chair)
- Business Transformation
- Nominating & Corporate Governance

Prior Public Company Directorships:

- Ascena Retail Group (2017 to 2021)
- Land Securities Group PLC (2012 to 2021)
- Fiesta Restaurant Group, Inc. (2012 to 2023) (Chair from 2017 to 2023)
- Heidrick & Struggles International, Inc.

Stacey S. Rauch is a Senior Partner Emeritus of McKinsey & Company ("McKinsey"). Ms. Rauch was a leader in McKinsey's Retail and Consumer Goods Practices, served as Head of the North American Retail and Apparel Practice, and as Global Retail Practice Convener. A 24-year veteran of McKinsey, Ms. Rauch led engagements for a wide range of retailers, apparel wholesalers, and consumer goods manufacturers in the U.S. and internationally. Ms. Rauch was a co-founder of McKinsey's New Jersey office and was the first woman at McKinsey appointed as an industry practice leader. Since retiring from McKinsey, Ms. Rauch has served as a member or chair of various companies' boards.

Director Qualifications:

- *Strategic leadership expertise and deep experience in international business with a significant focus on the retail, apparel, and consumer goods industries*
- *Meaningful experience in the oversight of executive compensation, corporate governance, and financial reporting*



GRETCHEN W. SCHAR

Independent Director since 2019

Non-Executive Chair

Age: 71

Committee:

- Nominating & Corporate Governance (Chair)

Other Public Company Directorships:

- Cincinnati Financial Corp. since 2002

Gretchen W. Schar served as Executive Vice President and Chief Financial and Administrative Officer of Arbonne International LLC, a beauty and nutritional products company, from 2011 until 2018 and from 2008 until 2011 served as Executive Vice President and Chief Financial Officer of philosophy, inc., an international prestige beauty brand. Prior to that, Ms. Schar spent over 30 years at The Procter & Gamble Company in finance, general management, and global operations roles of increasing responsibility.

Director Qualifications:

- *Broad experience in finance, accounting, auditing and financial reporting, capital management, investor relations, and global operations*

- *Meaningful experience with strategic growth, including mergers and acquisitions*

- *Significant public company board oversight experience, including in financial and accounting controls, public company reporting, engagement with independent public accounting firms, corporate governance, and executive compensation*



STEPHANIE P. STAHL

Independent Director since 2022

Age: 59

Committees:

- Business Transformation (Chair)
- Compensation & Human Capital
- Nominating & Corporate Governance

Other Public Company Directorships:

- Dollar Tree, Inc., since 2018
- Newell Brands, Inc., since 2023
- Edgewell Personal Care Company, since 2024

Prior Public Company Directorships:

Knoll, Inc. (2013 to 2021)

Stephanie P. Stahl is currently a Senior Advisor and Executive Coach at the Boston Consulting Group (since 2022), and previously served as Global Marketing & Strategy Officer of Coach, Inc from 2012 through 2015. She is the Founder of her investment and advisory company Studio Pegasus LLC, which she launched in 2015 to focus on supporting early-stage consumer ventures. Ms. Stahl previously held executive positions at several leading retail and consumer products companies and served as a Partner at The Boston Consulting Group from 1992 until 2003.

Director Qualifications:

- *Significant experience in the retail/ consumer sector including experience developing, executing, and optimizing major change initiatives including fundamental business transformations, mergers and acquisitions, and post-merger integrations*

- *Deep experience in marketing, data analytics, digital strategy, sustainability, brand building, and strategy*

- *Meaningful experience in the oversight of corporate governance, investor engagement, and ESG*

BOARD LEADERSHIP STRUCTURE

Carter's Corporate Governance Principles provide that the positions of the Board Chair and Carter's Chief Executive Officer may be combined if the non-management directors determine it is in the best interest of Carter's. Since January 2025, upon the retirement of the Company's prior Chairman and Chief Executive Officer & President, the Board has approved separating the positions. The Board currently believes that a separate Chair and Chief Executive Officer leadership structure is appropriate at this time to enable the Chief Executive Officer to focus on executing on the strategic direction and operation of the Company, while allowing the Non-Executive Board Chair to focus on day-to-day management of Board matters. However, the Board may choose to change this separation of roles if it determines to be best for the Company under the then-existing circumstances. Should the Board Chair be held by the CEO, the Board will appoint a lead independent director as required under the Company's Corporate Governance Principles.

DIRECTOR INDEPENDENCE

The New York Stock Exchange ("NYSE") listing standards and Carter's Corporate Governance Principles require a majority of Carter's directors to be independent from Carter's and Carter's management. For a director to be considered independent, the Board must determine that the director has no direct or indirect material relationship with Carter's. The Board considers all relevant information provided by each director regarding any relationships each director may have with Carter's or management. As a result of this review, our Board has determined that all of our current non-employee directors are independent and meet the independence requirements under the listing standards of the NYSE, the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), and Carter's Corporate Governance Principles.

BOARD AND COMMITTEE EVALUATIONS

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board and committee effectiveness. Through this process, directors provide feedback and assess Board, committee and director performance, including areas where the Board believes it is functioning effectively and areas where the Board believes it can improve. The Board and the committees may, from time to time, engage outside third parties to help with this process.

In fiscal 2025, under the leadership of Mr. Montgoris, the Nominating & Corporate Governance Committee oversaw the Board's annual evaluation process, which focused on the Board as a whole and each of the committees, as well as individual peer-to-peer assessments. These assessments were facilitated by Carter's legal department and included individual interviews with each director with feedback given to each director.

RETIREMENT POLICY

Our Corporate Governance Principles include a retirement policy providing that each independent director's retirement will be automatic at the annual meeting of stockholders following such director reaching the age of seventy-five (75), and no person shall be eligible for nomination or election as an independent director after reaching the age of seventy-five (75), subject to the following exceptions:

  (a) Our Board previously approved an exception for Mr. Montgoris to remain on the Board until the 2026 annual meeting; and

  (b) The Board may waive this policy with respect to an individual upon the recommendation of the Nominating & Corporate Governance Committee. A waiver may be granted on a case-by-case basis for any reasonable purpose including, but not limited to, the particular skills and experiences the director brings to the Board, the director's past performance and ability to continue to constructively contribute going forward, and the then-current composition of the

Board. The affected director shall not participate in any vote regarding the waiver if he or she is an incumbent director.

The Board, as recommended by the Nominating & Corporate Governance Committee, may use reasonable discretion to allow a director to serve past his or her seventy-fifth (75th) birthday in the future.

BOARD AND ANNUAL MEETINGS

Our Corporate Governance Principles require at least four regularly scheduled Board meetings each year, and each director is expected to attend each meeting. The Board held four regularly scheduled quarterly meetings during fiscal 2025; and held 16 additional special meetings to discuss business developments and the overall strategy and performance of Carter's.

In fiscal 2025, no director participated in less than 75% of the aggregate number of all the Board and applicable committee meetings that they were eligible to attend.

Although Carter's does not have a policy regarding director attendance at annual meetings of stockholders, all directors are encouraged to attend the Annual Meeting. All of the directors then standing for election attended Carter's virtual annual meeting of stockholders in fiscal 2025.

EXECUTIVE SESSIONS

Executive sessions of non-management directors are held at least four times a year. Any non-management director can request that additional executive sessions be scheduled. The Non-Executive Board Chair presides at the executive sessions of non-management directors.

BOARD COMMITTEES

Our Board has the following standing committees: the Audit Committee, the Compensation & Human Capital Committee, the Nominating & Corporate Governance Committee, and the Business Transformation Committee (formed in September 2024). The Board may also establish other committees to assist in the discharge of its responsibilities.

All members of each committee are independent directors. Each committee operates under a written charter, a current copy of which is available on the Investor Relations section of our website at ir.carters.com, or in print by contacting Mr. Robinson at Carter's address: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326. In fulfilling the oversight and other responsibilities delegated by the Board, each Committee:

- provides the Board with regular reports of its activities;
- has the sole authority to retain or terminate its consultants and other advisors;
- receives appropriate funding to pay for necessary resources and administrative expenses; and
- annually evaluates its performance.



Audit Committee

The Board has determined that all members of the Audit Committee satisfy the applicable audit committee independence requirements of the NYSE and the SEC. The Board has also determined that all members of the Audit Committee are financially literate, as required under NYSE rules, and that Messrs. Black and Borgen qualify as "audit committee financial experts" as defined by applicable SEC rules.

Oversight and Other Responsibilities

- **Accounting and Financial Reporting.** Accounting and financial reporting process and review, including the integrity of our financial statements and internal controls.
- **Independent auditor.** Independent auditor engagement, qualifications, and independence.
- **Enterprise Risk Management.** Enterprise risk management programs and coordination of risk oversight with the Board and other committees.
- **Cybersecurity and Artificial Intelligence**. Oversight of our cybersecurity program and initiatives, as described in greater detail under the heading "Risk Oversight", and oversight over artificial intelligence programs, policies, procedures, and risks (with artificial intelligence transformation matters being overseen by the Business Transformation Committee).

- **Internal Audit.** Internal audit's function, results, and assessment of our risk management process.
- **Compliance and Ethics.** Compliance and ethics programs, monitoring, investigations, and remediation efforts, including reports of potential misconduct.
- **Tax Matters.** Positions with respect to income and other tax obligations.
- **Policy Oversight.** Policies and procedures related to the committee's oversight areas (including auditor independence matters and related party transactions)
- **Safety**. Oversee matters related to safety (including employee and product safety).
- **Committee Report.** "Report of the Audit Committee" in this proxy statement, describing the Audit Committee's duties and activities.

Committee Members

- Mr. Black (Chair)
- Mr. Borgen
- Mr. Eagle
- Mr. Hipp

Number of Meetings During Fiscal 2025

13



Business Transformation Committee

The Board has determined that all members of the Business Transformation Committee satisfy the independence requirements of the NYSE.

Oversight and Other Responsibilities

- **Business Transformation Oversight.** Identify and set business transformation objectives and develop strategies to achieve those objectives, including facilitating integrated planning of financial and strategic enterprise-level objectives and overseeing various phases of long-term transformation initiatives

- **Strategic Plan Development, Opportunities, and Risks.** Oversee development of Carter's annual strategic plan, and opportunities and risks related to that plan.

- **Oversee AI Transformation Matters.** Evaluate, oversee, and facilitate the implement of transformation initiatives related to artificial intelligence technology (with governance being provided by the Audit Committee)

- **Assess Carter's Capabilities.** Periodically assess Carter's capabilities regarding the development, execution, and implementation of strategy.

Committee Members

- Ms. Stahl (Chair)
- Mr. Eagle
- Mr. Hipp
- Ms. Rauch

Number of Meetings During Fiscal 2025

9



Compensation & Human Capital Committee

The Board has determined that all members of the Compensation & Human Capital Committee satisfy the applicable compensation committee independence requirements of the NYSE and the SEC.

Oversight and Other Responsibilities

- **Executive Compensation.** Compensation strategy, evaluation of compensation plans, selection, and relative weightings to facilitate and align with Company's strategies.
- **CEO Compensation.** Goals, objectives, elements, and value for CEO compensation, in consultation with independent members of the Board.
- **Other Leadership Team Compensation.** Compensation elements and value for all other members of our leadership team.
- **Management Development and Succession Planning.** Senior management development, evaluation, and succession planning, including assisting the Board with non-CEO executive succession planning.
- **Say on Pay**: Review compensation discussion & analysis disclosures and say-on-pay proposal with management.
- **Board Compensation.** Compensation provided to non-employee members of the Board
- **Committee Report**. "Compensation & Human Capital Committee Report" in this proxy statement.
- **Human Capital Management.** Matters with respect to our workforce, including culture and employee engagement, broad-based compensation and benefits, growth and development, and purpose and values.
- **Compensation Risk Management.** Compensation and human capital-related risks and risks related to our compensation programs.

Committee Members

- Ms. Rauch (Chair)
- Mr. Anderson
- Mr. Hipp
- Ms. Stahl

Number of Meetings During Fiscal 2025

12



Nominating & Corporate Governance Committee

The Board has determined that all members of the Nominating & Corporate Governance Committee satisfy the independence requirements of the NYSE.

Oversight and Other Responsibilities

- **Corporate Governance.** Corporate governance structure and practices, including development and approval of corporate governance principles and overseeing compliance with those principles.
- **Sustainability & ESG Matters.** Overall approach to sustainability and ESG matters (including strategy, monitoring, and external reporting), and philanthropy and community engagement.
- **Director Succession Planning.** Director succession planning reviews and identification, screening, and recruitment of individuals qualified to become Board members.

- **Board and Committee Composition and Leadership.** Recommendations to the Board regarding the size, structure, and composition of the Board and its committees, as well as Board leadership structure.
- **Political Contributions and Lobbying.** Reviewing policies related to political contributions and lobbying.
- **Board and Committee Evaluations and CEO Succession.** Annual performance review of the Board and its Committees in consultation with the Non-Executive Chair, coordination of survey of independent directors regarding peer performance, and CEO succession matters.

Committee Members

- Ms. Schar (Chair)
- Mr. Anderson
- Mr. Black
- Ms. Rauch
- Ms. Stahl

Number of Meetings During Fiscal 2025

5

ELECTION NOMINATION PROCESS

Governance Principles

Our process for election of directors is based on the following core principles:

- All directors are elected annually.

- "Majority Voting" standard for election of directors — each director in an uncontested election must receive more votes "For" his or her election than votes "Against" in order to be elected.

- A director nominee who is not re-elected under our majority voting standard must tender his or her resignation for consideration by the Board. The Nominating & Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation, and the Board must accept or reject the offer to resign and publicly disclose its decision within 90 days of the certification of the results of the election. In addition, pursuant to the Company's Corporate Governance Principles and the Nominating & Corporate Governance Committee charter, the Board expects directors to ensure that their time commitments do not interfere with their duties and responsibilities as a director, and will consider a director candidate's time commitments when evaluating the potential candidate.

Board Membership Criteria and Identifying Candidates

Our Corporate Governance Principles outline the following criteria for Board membership:

- Our Nominating & Corporate Governance Committee shall include, in each director search, candidates who reflect diverse backgrounds, experiences, and points of view, including diversity of gender, race, and/or ethnicity.

- On an annual basis, the Nominating & Corporate Governance Committee shall review with the Board the appropriate skills and characteristics required of Board members in the context of the current composition of the Board and provide an assessment of the perceived needs of the Board at that point in time. The Nominating & Corporate Governance Committee's review may include consideration of all relevant factors, including the experience, integrity, diversity, and reputation of potential candidates.

Our leadership team and, occasionally, a third-party search firm, assist the Nominating & Corporate Governance Committee to identify candidates using the general Board membership criteria and current desired skills described in this proxy statement and Carter's Corporate Governance Principles. In addition, the Nominating & Corporate Governance Committee considers candidates who are recommended by stockholders, other Board members, and our leadership team against those same general Board membership criteria and desired skills.

Any stockholder who wants to recommend a director candidate for the Nominating & Corporate Governance Committee to consider nominating for the 2027 Annual Meeting should submit a written request and related information to Mr. Robinson no later than December 31, 2026, in order to allow for sufficient time to consider the recommendation. Stockholders may also nominate director candidates directly if they comply with the procedures set forth in our amended and restated bylaws ("Bylaws"), which are described in more detail in Question 23 "How do I submit a proposal or nominate a director candidate for the 2027 Annual Meeting?" on page 92.

STOCKHOLDER COMMUNICATION WITH DIRECTORS

A stockholder or other interested party may submit a written communication to the Board, the Non-Executive Board Chair, or other individual non-management directors. The submission should be delivered to Mr. Robinson at Carter's address: 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326.

The Board, the Non-Executive Board Chair, or other non-management directors may require the submitting stockholder to furnish such information as may be reasonably required or deemed necessary to sufficiently review and consider the submission of such stockholder.

Each submission will be forwarded, without editing or alteration, to the Board, the Non-Executive Board Chair, or individual non-management directors, as appropriate, at, or prior to, the next scheduled meeting of the Board. The Board or the Non-Executive Board Chair, as appropriate, will determine, in their sole discretion, the method by which such submission will be reviewed and considered.

RISK OVERSIGHT

Oversight of the various risks we face is integral to the Board's oversight of our business. The Board, each of our committees, and management have specific roles and responsibilities with respect to those risks. Carter's management is responsible for identifying, assessing, managing, and mitigating Carter's strategic, financial, operational, and compliance risks. The chart below provides an overview of the Board's and its committees' risk oversight responsibilities.

Board of Directors

- Oversees enterprise risk management and management's overall enterprise risk management efforts
- Exercises direct oversight of strategic risks of Carter's and other risks not delegated to a committee

Audit Committee	Compensation & Human Capital Committee	Nominating & Corporate Governance Committee
Oversees: • Processes, procedures, and capabilities of enterprise risk management program • Risks related to financial statements, financial reporting, and internal controls • IT and cybersecurity risks • Carter's compliance program, including processes and procedures and compliance with legal and regulatory requirements • Related party transaction policy compliance	Oversees: • Risks from compensation policies and practices for both executive compensation and compensation generally, as well as other human capital-related risks • Compliance with legal and regulatory requirements related to compensation • Management development and succession (other than CEO succession)	Oversees: • ESG efforts, overall ESG strategy, goals and targets disclosed in annual CSR report, and investments related to ESG initiatives • Overall compliance with legal and regulatory requirements specifically related to corporate governance matters • Community outreach efforts and lobbying and other political activities • CEO succession

The Board and its committees receive updates from senior management on relevant risks and management efforts in these areas at Board and committee meetings at least annually and more frequently, as appropriate.

Cybersecurity Oversight

The Audit Committee of the Board oversees risks from cybersecurity threats, including through quarterly reports to the Audit Committee by the Company's Chief Information Security Officer ("CISO") and officer overseeing the CISO and, as needed, special reports to the Audit Committee and/or the

Chairperson of the Audit Committee. The Audit Committee includes members with technology and cybersecurity experience and certifications, including a Committee member with over 28 years of experience working for Hewlett Packard Enterprise Company and a Committee member with a Computer Emergency Readiness Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and completion of the National Association of Corporate Directors Master Course in Cybersecurity.

Management plays an integral role in assessing and managing the Company's material risk from cybersecurity risks. The assessment and management of those risks is led by the Company's CISO, who has over 20 years of experience working in information technology, including over 10 years specifically focused on information security, infrastructure, and strategy, and implemented by the CISO's team, who are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, processes and operations. The CISO leads quarterly meetings of the Company's Security Executive Steering Committee (the "Steering Committee"), which is composed of the Company's Chief Financial Officer & Chief Operating Officer and the Company's Chief Administrative & Compliance Officer, Corporate Secretary. The Steering Committee drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

The Company's management has implemented, and maintains, a written Incident Response Plan, which is reviewed and updated on an annual basis and includes an Incident Response Plan Executive Committee consisting of the Company's CISO, the executive officer overseeing the CISO, and the Chief Administrative & Compliance Officer, Corporate Secretary. In addition, members of the CISO's teams monitor the Company's systems and processes and promptly report incidents as required under the Incident Response Plan, including, but not limited to, reporting to the appropriate members of management and, as needed, the Audit Committee.

The Incident Response Plan has been developed to align with the four phases for the security handling lifecycle set forth in the National Institute for Standards and Technology Special Publication 800-61: (1) Preparation, (2) Detection & Analysis, (3) Containment Eradication & Recovery, and (4) Post-Incident Activity.

ESG Oversight

We believe a strong management team and governance are essential to demonstrating accountability and driving our desired results when it comes to important ESG matters, including climate change, product quality and safety, workers' rights, product design and innovation, supply chain management, and employee engagement. The following is a high-level overview of oversight for ESG matters at our company.

| **Board of Directors** |
| **Nominating and Corporate Governance Committee** |
| Oversees the Company's ESG initiatives through quarterly reviews of climate plans and other key issues |

| **CEO** |
| Reviews and approves ESG goals, plans, and progress |

| **Chief Administrative & Compliance Officer, Corporate Secretary** |
| Leads ESG, inclusion, and compliance initiatives |

| **ESG Council** | **Diversity & Inclusion Steering Committee** | **Compliance Committee** |
| Formulates and oversees ESG goal-setting and key initiatives through cross-functional collaboration | Provides business insights and initiatives that support our diversity & inclusion strategy | Enables Carter's to operate ethically and in accordance with applicable laws, rules, and regulations |

| **Corporate Social Responsibility Department** |
| Manages and implements ESG strategies and programs |

More information about our ESG efforts, including our latest sustainability report, can be found at esg.carters.com. This website and others referenced herein are not incorporated by reference into this proxy statement.

Compensation Program Risk Assessment

As part of its oversight role, the Compensation & Human Capital Committee considers the impact of our compensation program, policies and practices (both at the executive and below-executive levels) on Carter's overall risk profile. Specifically, the Compensation & Human Capital Committee reviews Carter's compensation policies and practices, discusses and reviews whether the incentive compensation arrangements promote appropriate approaches to the taking and management of risk, and, specifically, do not encourage executive officers to take unnecessary and excessive risks. We believe that our pay program provides an effective balance in cash and equity and a mix of short- and longer-term performance periods and also requires the Compensation & Human Capital Committee to approve payouts. Based on the Compensation & Human Capital Committee's most recent review, the Compensation & Human Capital Committee determined that the risks arising from Carter's compensation policies and practices are not reasonably likely to have a material adverse effect on

Carter's.

CORPORATE GOVERNANCE PRINCIPLES AND CODE OF ETHICS

Carter's is committed to conducting its business with the highest level of integrity and maintaining the highest standards of corporate governance. Our Corporate Governance Principles and Code of Ethics provide the structure within which our Board and management operate Carter's. Our Code of Ethics applies to all directors and Carter's employees. Our Corporate Governance Principles and Code of Ethics are available in the Investor Relations section of our website at ir.carters.com or in print by contacting Mr. Robinson at Carter's address set forth in the 2026 Notice of Annual Meeting.

PROPOSAL NUMBER ONE: ELECTION OF DIRECTORS

The Board proposes that the following nine director nominees be elected to the Board to serve until the next annual meeting in 2027, or until his or her earlier resignation, death, or removal. Each nominee is listed below, along with their age as of the date of the Annual Meeting. For more information about each of the director nominees, including individual biographies. Please see "Board of Directors and Corporate Governance Information—2026 Nominees for Director."

Name	Age
Rochester Anderson, Jr.	64
Jeffrey H. Black	71
Luis Borgen	56
Jevin S. Eagle	59
Mark P. Hipp	64
Douglas C. Palladini	59
Stacey S. Rauch	68
Gretchen W. Schar	71
Stephanie P. Stahl	59

The Board recommends a vote FOR the election of each of the director nominees listed above.

VOTE REQUIRED

Pursuant to our Bylaws and our Corporate Governance Principles, the number of votes properly cast "for" a director nominee must exceed the aggregate number of votes cast "against" that nominee for that nominee to be elected. Abstentions and broker non-votes will be counted towards a quorum. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

Any nominee who is an existing director who does not receive a majority of votes cast "for" their election is required to tender his or her resignation for consideration by the Board. The Nominating and Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation. The Board, taking into account such recommendation, will decide whether to accept such resignation. The Board's decision will be publicly disclosed within ninety (90) days after the results of the election are certified. A director whose resignation is under consideration shall abstain from participating in any recommendation or decision regarding his or her resignation. If the resignation is not accepted, the director will continue to serve until the next annual meeting of stockholders and until such director's successor is elected and qualified.

COMPENSATION OF DIRECTORS

When they are initially appointed to the Board, each of our non-management directors receives a one-time restricted stock grant, equal to the value of the annual retainer, that cliff vests after three years. Thereafter, each of our non-management directors receives an annual cash retainer and an annual stock award that vests immediately upon the grant date, and each of our committee chairpersons and our Non-Executive Board Chair receives an additional annual cash retainer. Non-management directors also receive fees for each meeting they attend.

For fiscal 2025, each director's annual retainer was comprised of a cash payment of $90,000 and an immediately vested grant of our common stock valued at approximately $160,000. In addition to the annual retainer:

- our Non-Executive Board Chair received a $150,000 cash retainer (including a pro-rated payment of $36,667 for Mr. Montgoris' service as Non-Executive Board Chair through the 2025 annual meeting);

- the chairs of our Audit Committee and our Business Transformation Committee received a $30,000 cash retainer and the chairs of our Compensation & Human Capital and Nominating & Corporate Governance Committees each received $25,000 cash retainers; and

- each director received meeting fees of $2,500 for each regularly scheduled Board meeting, and $1,000 for each special meeting of the Board and regularly scheduled or special meeting of the standing Board committees.

We also reimburse directors for travel expenses incurred in connection with attending Board and committee meetings and for other expenses incurred while conducting Company business.

Mr. Palladini received no additional compensation for serving on the Board.

The following table provides information concerning the compensation of our non-management directors serving during fiscal 2025.

FISCAL 2025 DIRECTOR COMPENSATION TABLE[a]

Name	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Total ($)
Rochester Anderson, Jr.	$135,000	$160,003	$295,003
Jeffrey H. Black	$133,000	$160,003	$293,003
Hali Borenstein	$132,000	$160,003	$292,003
Luis Borgen	$149,000	$160,003	$309,003
Jevin S. Eagle	$180,000	$160,003	$340,003
Mark P. Hipp	$149,000	$160,003	$309,003
William J. Montgoris	$356,667	$160,003	$516,670
Stacey S. Rauch	$150,000	$160,003	$310,003
Gretchen W. Schar	$175,000	$160,003	$335,003
Stephanie P. Stahl	$202,000	$160,003	$362,003

(a) As a NEO and former management director, Mr. Casey's compensation information is omitted from this table and presented in the Summary Compensation Table. Similarly, as a NEO and current management director, Mr. Palladini's compensation information is omitted from this table and presented in the Summary Compensation Table.

(b) This column reports the amount of cash compensation earned in fiscal 2025 through annual cash retainers and meeting fees.

(c) On May 15, 2025, we issued 4,409 fully vested shares of common stock to each non-management director who was a member of the Board on that date with a grant date fair value of $36.29 per share, computed in accordance with FASB ASC Topic 718. This column does not include the vesting of the one-time restricted stock grants, equal to the value of the annual retainer, that cliff-vested in fiscal 2025 for each of Mses. Rauch and Stahl and Messrs. Anderson and Black, as the grant-date fair value of those shares of restricted stock were reported in the director compensation table for fiscal 2022 (the year of the grants).

For complete beneficial ownership information of our common stock for each director, see the information presented below the heading "Securities Ownership of Beneficial Owners, Directors, and Executive Officers" on page 71.

Under Carter's minimum ownership guidelines, no director may sell Carter's stock unless he or she owns shares of Carter's stock with a total market value in excess of five times his or her annual cash retainer, or $450,000, by the end of his or her sixth year of service on the Board. Each of our directors complied with these ownership guidelines in fiscal 2025.

There are no family relationships among any of the directors or our executive officers and none of our non-management directors performed any services for Carter's other than services as directors.

EXECUTIVE OFFICERS' BIOGRAPHICAL INFORMATION AND EXPERIENCE



DOUGLAS C. PALLADINI

Chief Executive Officer & President, Director

Age: 59

Douglas C. Palladini joined Carter's on April 3, 2025 as Chief Executive Officer & President and a member of the Board. Mr. Palladini served as the founder and owner of Kickstand, LLC, a consulting and advisory business focused on brand and consumer strategy, from April 2022 until March 2025. Prior to founding Kickstand, LLC, from June 2004 to March 2022, Mr. Palladini served in various roles of increasing responsibility at Vans, a subsidiary of V.F. Corporation, culminating in his role as Global Brand President of Vans from July 2016 through March 2022.



RICHARD F. WESTENBERGER

Chief Financial Officer & Chief Operating Officer, former Interim Chief Executive Officer

Age: 57

Richard F. Westenberger joined Carter's in 2009 as Executive Vice President & Chief Financial Officer and was appointed Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer in March 2024. He concurrently served as Interim Chief Executive Officer from January 2025 to April 2025 and was named Chief Financial Officer & Chief Operating Officer in May 2025. Mr. Westenberger's responsibilities in his role as Senior Executive Vice President, Chief Financial Officer & Chief Operating Officer include management of Carter's finance, enterprise risk management, information technology, real estate, and internal audit functions. Prior to joining Carter's, Mr. Westenberger served as Vice President of Corporate Finance and Treasurer of Hewitt Associates, Inc. from 2006 to 2008. From 1996 to 2006, Mr. Westenberger held various senior financial management positions at Sears Holdings Corporation and its predecessor organization, Sears, Roebuck and Co. (collectively, "Sears"), including Senior Vice President & Chief Financial Officer of Lands' End, Inc., Vice President of Corporate Planning & Analysis, and Vice President of Investor Relations. Prior to Sears, Mr. Westenberger was with Kraft Foods, Inc. He began his career at Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP, and is a certified public accountant.



SARAH J. CROCKETT

Chief Marketing Officer

Age: 43

Sarah J. Crockett joined Carter's in June 2025 as Chief Marketing Officer. From June 2024 to June 2025, Ms. Crockett was with Designer Brands Inc., serving as Chief Marketing Officer of DSW Designer Shoe Warehouse. From October 2023 to June 2024, she was with Nature's Sunshine Products, Inc., serving as Global Chief Marketing Officer. From May 2022 to October 2023, Ms. Crockett served as Global Chief Marketing Officer at Dickies, a V.F. Corporation brand. Ms. Crockett was with Backcountry.com, serving as Chief Marketing Officer from June 2020 to May 2022. Ms. Crockett also has held leadership positions at other specialty retail brands including Burton Snowboards, REI, Vans, and Lucky Brand.



JULIE A. D'EMILIO

Chief Sales Officer

Age: 59

Julie A. D'Emilio joined Carter's in 2006 as Vice President of Sales. Ms. D'Emilio was named Senior Vice President of Sales in 2013, Executive Vice President, Sales in 2016, Executive Vice President, Global Sales in 2020, and Chief Sales Officer in 2025. Prior to joining Carter's, Ms. D'Emilio was with Calvin Klein Jeans, a division of The Warnaco Group, Inc., in various management positions, including Executive Vice President of Juniors' and Girls, and Vice President of the Women's Division. Ms. D'Emilio began her career with Liz Claiborne Inc. and also worked for London Fog Industries, Inc. and Jones Apparel Group, a predecessor of The Jones Group, Inc.



EMILY D. EVERT

Chief Strategy Officer

Age: 38

Emily D. Evert joined Carter's in August 2025 as Chief Strategy Officer. Prior to joining Carter's, Ms. Evert served as a Managing Director and Partner at The Boston Consulting Group, Inc. from September 2021 through July 2025, and prior to that served in various roles at AlixPartners, LLP from January 2014 to September 2021, including as a Director from January 2017 through September 2021. Ms. Evert began her career with Alvarez & Marsal Holdings LLC.



ALLISON PETERSON

Chief Retail & Digital Officer
Age: 51

Allison Peterson joined Carter's in July 2024 as Executive Vice President, Chief Retail & Digital Officer and was named Chief Retail & Digital Officer in 2025. From 2004 to 2023, Ms. Peterson was with Best Buy Co., Inc. ("Best Buy"), serving most recently as Executive Vice President, Chief Customer Officer with responsibilities for strategy, customer experience and insights, marketing, and loyalty. Her previous management positions at Best Buy included Senior Vice President, Chief Customer & Marketing Officer, President, E-Commerce, and Vice President, Category Marketing, Brand Strategy & Planning. Prior to Best Buy, Ms. Peterson worked for Target Corporation in merchandising and planning roles of increasing responsibility.



ANTONIO D. ROBINSON

Chief Administrative & Compliance Officer, Corporate Secretary
Age: 54

Antonio D. Robinson joined Carter's in 2010 as Vice President, Associate General Counsel. Mr. Robinson was named Vice President, Deputy General Counsel & Chief Compliance Officer in 2019, Senior Vice President, Corporate Social Responsibility in 2020, Senior Vice President, General Counsel, Secretary, Corporate Social Responsibility & Chief Compliance Officer in 2023, Chief Legal & Compliance Officer and Secretary in 2025, and Chief Administrative & Compliance Officer, Corporate Secretary in 2026. Prior to joining Carter's, Mr. Robinson was a shareholder and attorney in private practice in the Atlanta office of Littler Mendelson P.C.



KAREN G. SMITH

Chief Supply Chain Officer

Age: 59

Karen G. Smith joined Carter's in 2022 as Executive Vice President, Supply Chain and was named Chief Supply Chain Officer in 2025. From 2019 to 2022, Ms. Smith was with Kontoor Brands, inc. ("Kontoor"), serving most recently as Executive Vice President of Supply Chain and previously as Vice President of Global Supply Chain Operations, a role she assumed after Kontoor's 2019 spinoff from V.F. Corporation. From 2014 to 2019, she was with V.F. Corporation in various management positions, including Vice President, Supply Chain Operations, Americas East. Prior to V.F. Corporation, Ms. Smith worked for Jockey International in supply chain leadership roles of increasing responsibility.



David B. Tichiaz

Chief Brand Officer

Age: 44

David B. Tichiaz joined Carter's in January 2026 as Chief Brand Officer. From May 2023 to November 2025, Mr. Tichiaz was with Stance, Inc., a sock and apparel lifestyle brand, serving initially as President and subsequently as Chief Executive Officer. Prior to Stance, from 2006 to 2023, he served in various roles of increasing responsibility at Vans, a subsidiary of V.F. Corporation, culminating in his role as Vice President / General Manager, Americas from February 2020 to March 2023. Mr. Tichiaz began his career at Nordstrom, Inc.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

This Compensation Discussion and Analysis, or CD&A, is intended to provide information regarding Carter's executive compensation program and practices. This CD&A covers a variety of topics, including Carter's compensation philosophy regarding executive compensation, the role of our Compensation & Human Capital Committee (also referred to in this CD&A as the "Committee"), in setting the compensation of our executive officers, including our Named Executive Officers ("NEOs"), and our executive compensation decisions for fiscal 2025.

Our NEOs (with their titles as of the filing of this proxy statement) for fiscal 2025 were:

NEO	Position
Douglas C. Palladini[1]	Chief Executive Officer & President, Director
Richard F. Westenberger[2]	Chief Financial Officer & Chief Operating Officer
Emily D. Evert[3]	Chief Strategy Officer
Allison M. Peterson	Chief Retail & Digital Officer
Karen G. Smith	Chief Supply Chain Officer
Michael D. Casey[4]	Former Chairman, Chief Executive Officer & President
Kendra D. Krugman[5]	Former Chief Product Officer

[1] Mr. Palladini joined Carter's as Chief Executive Officer & President on April 3, 2025. Mr. Westenberger served as Interim Chief Executive Officer from January 2025 until the appointment of Douglas C. Palladini as Chief Executive Officer and President on April 3, 2025.

[2] Mr. Westenberger also served as Interim Chief Executive Officer from January 2025 until the appointment of Mr. Palladini as Chief Executive Officer & President on April 3, 2025.

[3] Ms. Evert joined Carter's in August 2025.

[4] Mr. Casey ceased serving as an officer and director of Carter's in January 2025, and after serving in an advisory capacity from January 2025 through February 28, 2025, retired from Carter's.

[5] Ms. Krugman departed Carter's in October 2025.

Fiscal 2025 was a year of significant change for the Company, as it welcomed a new Chief Executive Officer & President (Douglas C. Palladini) upon the retirement of its long-serving Chairman, Chief Executive Officer & President (Michael D. Casey), as well as a new Chief Strategy Officer (Emily D. Evert) and a new Chief Marketing Officer (Sarah J. Crockett).

OVERVIEW OF EXECUTIVE COMPENSATION PROCESS FOR FISCAL 2025

This CD&A presents information regarding the Committee's consideration of Carter's performance in 2025 and related compensation decisions.

Consistent with previous years, the Committee approved Carter's compensation programs and final target metrics in the first quarter of 2025, based on forecasted financial results for the fiscal year. The Committee considered various factors in determining the design of Carter's compensation programs for 2025, including the overarching goal of returning the Company to topline growth while maintaining profitability, strategic objectives to position the Company for additional growth, and uncertainty from the potential impact of tariffs. At the time the Committee approved the final target metrics, the Committee also took into account the recent retirement of the Company's Chairman of the Board, Chief Executive Officer & President, as well as the expected appointment of a new Chief Executive Officer & President.

2025 CARTER'S PERFORMANCE HIGHLIGHTS

The following provides key performance highlights for 2025, which reflects meaningful progress in stabilizing our business while managing through a challenging tariff environment and international uncertainty. Unless otherwise stated, comparisons are to fiscal 2024 and include both GAAP financial measures and adjusted, non-GAAP financial measurements. We believe the non-GAAP adjustments provide a meaningful comparison of the Company's results and afford investors a view of what management considers to be the Company's underlying performance. These measures are presented for informational pay-related purposes only. See the Appendix to this Proxy Statement for additional disclosures and reconciliations regarding these non-GAAP financial measures.

Unless otherwise stated, comparisons are to fiscal 2024.

- Consolidated net sales increased $54.3 million, or 1.9%, to $2.90 billion.

- Consolidated gross profit decreased $50.5 million, or 3.7%, to $1.31 billion, and consolidated gross margin decreased 260 bps to 45.4%.

- Consolidated operating income decreased $110.8 million, or 43.5%, to $143.9 million. Adjusted operating income, a non-GAAP financial measure, decreased $110.6 million, or 38.6%, to $176.0 million.

- Diluted net income per common share decreased $2.59, or 50.6%, to $2.53, and adjusted diluted net income per common share, a non-GAAP financial measure, decreased $2.34, or 40.3%, to $3.47.

- Inventories increased $42.3 million, or 8.4%, to $544.6 million, driven by incremental tariff-related costs.

- As a result of our strong financial position and available liquidity, we returned $56.4 million in cash dividends to stockholders in fiscal 2025.

EXECUTIVE COMPENSATION HIGHLIGHTS FOR FISCAL 2025

The Committee believes that our executive compensation program is appropriately designed to attract and retain superior executive talent and drive performance.

Reflective of this belief, approximately 94% of the votes cast at our 2025 Annual Meeting of stockholders, were in favor of the advisory vote to approve executive compensation ("say-on-pay"). While this vote was non-binding, the Committee carefully considered the result of the say-on-pay vote in the context of our overall compensation philosophy, policies, and related decisions. After reflecting on the say-on-pay vote, the Committee decided that no material changes to Carter's compensation philosophy were necessary. At the 2026 Annual Meeting, we will have an annual advisory vote to approve executive compensation (Proposal Number Two). The Committee plans to continue to consider the results from this year's vote and future advisory votes on executive compensation.

We believe our pay for performance compensation philosophy is demonstrated by the alignment of actual pay with our performance. For example, in 2025, the Committee did not approve any base salary increases for the executive officers who were with the Company at the time of such approval.

As described more fully in this CD&A, the Committee took the following actions, among others, with respect to fiscal 2025 compensation for our NEOs:

- structured annual incentive compensation for fiscal 2025 to consist of three performance metrics, weighted as follows: (1) net sales (30%); (2) operating income (with attainment to be measured based on adjusted results as reported to stockholders) (35%); and (3) strategic objectives (30%), consisting of the following: (a) execute concept-to-consumer transformation initiative; (b) deliver best-in-class direct to consumer experience (both in our stores and online); and (c) develop a strategy to realize off-price channel opportunities with retailers;

- as a result of the then-ongoing search for a new CEO and ongoing business transformation initiatives, and to help attract new talent, approved new equity awards consisting of time-based restricted stock vesting annually over four years. This represented a one-year pause on the grant of performance-based restricted stock, and for 2026, the Committee has approved equity awards to its executive officers consisting of a split of 60% performance-based restricted stock and 40% time-based restricted stock;

- reviewed the peer group as a source of comparative compensation data for fiscal 2025, and determined that the existing peer group remained appropriate with no necessary adjustments (the Committee did, however, modify the peer group in late 2025 with respect to 2026 compensation decisions, as described more fully below); and

- benchmarked compensation for all executive officers, including the NEOs, using a combination of proxy disclosures by Carter's peer group and retail industry survey data, and concluded that no changes to overall compensation structure and amounts were needed.

COMPENSATION GOVERNANCE

The Committee and the Board have established executive compensation-related policies and procedures, including those discussed below, that they believe are appropriate for Carter's and its stockholders in light of the sector in which Carter's operates, its business model, and its financial and operational performance.

What We Do:	**What We Do Not Do:**
• **Align Pay with Carter's Performance:** A significant portion of our NEOs' total direct compensation is linked to Carter's performance in the form of annual incentive compensation and long-term equity compensation tied to performance criteria (with the exception of 2025 in light of the then-ongoing CEO transition, ongoing business transformation initiatives, and the need to attract new talent).	• No Guaranteed Annual Salary Increases or Guaranteed Bonuses
• **Retain an Independent Compensation Consultant:** The Committee retains an independent consultant to advise it on executive and director compensation matters and to help analyze comparative compensation data to confirm that the design and pay levels of our compensation program are consistent with market practices.	• No Re-Pricing of Stock Options • No Hedging, Pledging, or Short Sales of Company Stock • No Special Perquisites Provided to Our NEOs • No Equity Grants Below 100% Fair Market Value • No Annual Equity Grants or Trading During Closed Insider Trading Windows
• **Utilize Stock Ownership Guidelines:** We have minimum stock ownership guidelines for our executive officers to encourage them to maintain a meaningful equity interest in Carter's in order to align their interests with those of our stockholders.	
• Prohibit Dividend Payments on Unvested Awards and Require One-Year Minimum Vesting**:** As described more fully in the proposal to amend our Equity Incentive Plan (the "Equity Incentive Plan Proposal"), if approved by stockholders, our Amended and Restated Equity Incentive Plan would prohibit the payment of dividends on unvested awards and would require a minimum vesting period of one year (subject to a 5% exemption).	
• **Have Double-Trigger Cash Severance Arrangements in the Event of a Change of Control:** In the event of a change of control, our severance agreements with our NEOs provide for cash severance benefits to be paid only if there is a qualifying termination within a set period of time following the change of control.	
• Our Equity Incentive Arrangements Include **Double-Trigger** Provisions and Mandatory Clawback Provisions**:** Beginning in fiscal 2024, Carter's equity awards include double-trigger change of control provisions, as well as mandatory clawback provisions consistent with the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), related NYSE listing standards, and our Clawback policy.	

COMPENSATION STRUCTURE AND DETERMINATION

Our compensation philosophy is to set our NEOs' total direct compensation at levels that will attract, motivate, and retain superior executive talent in a highly competitive environment. Carter's compensation program for our NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of our NEOs' total direct compensation to Company performance and stockholder value creation in the form of annual cash incentive compensation and long-term equity incentive compensation.

The principal components of the compensation structure for our NEOs are:

- base salary;
- annual cash incentive compensation; and
- long-term equity incentive compensation.

Together, we refer to these three components as "total direct compensation."

GENERAL

In setting a total direct compensation target for each NEO, the Committee considers both objective and subjective factors set forth below. The Committee also reviews total direct compensation, and its individual components, at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in our peer group and a broader retail survey, in order to assess where the compensation it sets falls relative to market practices.

In setting compensation of Carter's NEOs, the Committee considered multiple objective and subjective factors, including:

- the nature and scope of each executive officer's responsibilities;
- comparative compensation data for executive officers in similar positions at companies in our peer group and a broader retail survey;
- each executive officer's experience, performance, and contribution to Carter's;
- Carter's performance;
- prior equity awards and potential future earnings from equity awards;
- retention needs; and
- any other factors the Committee deems relevant.

BASE SALARY

When setting base salaries for our NEOs, the Committee considers the objective and subjective factors set forth above and also reviews base salaries at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in our peer group and a broader retail survey, as appropriate.

ANNUAL CASH INCENTIVE COMPENSATION

Carter's makes annual cash incentive compensation (through the Carter's, Inc. Amended and Restated Annual Incentive Compensation Plan, the "Incentive Compensation Plan") a significant component of our NEOs' targeted total direct compensation in order to motivate our executive officers to meet and exceed Carter's annual operating plans. For each NEO, the Committee approves target annual cash incentive compensation as a percentage of such NEO's base salary. In establishing

these annual cash incentive compensation targets, the Committee considers our NEOs' potential total direct compensation in light of Carter's compensation philosophy and comparative compensation data.

The Committee has the discretion to reduce or not to award annual cash incentive compensation, even if Carter's achieves its financial performance targets, and to take into account personal performance in determining the percentage of each NEO's annual cash incentive compensation to be paid, if any. This discretion, however, was not exercised by the Committee to reduce or not to award annual cash incentive compensation in fiscal 2025. Furthermore, the Board has adopted a clawback policy, consistent with the requirements of Rule 10D-1 under the Exchange Act and the related NYSE listing standards (referred to in this proxy statement as the "clawback policy"), that requires an executive officer (as defined in the clawback policy) to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results.

LONG-TERM EQUITY INCENTIVE COMPENSATION

The Carter's, Inc. Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan") allows for various types of equity awards, including stock options, restricted stock (both time and performance-based), restricted stock units (structured as deferred restricted stock), stock appreciation rights, and deferred stock. Awards under our Equity Incentive Plan are granted to recruit, motivate, and retain employees and in connection with promotions or increased responsibility. Historically, the Committee has awarded a combination of time and performance-based restricted stock and time-based restricted stock units (structured as deferred restricted stock), although it varied this practice in 2025 due uncertainty related to the then-ongoing CEO transition, ongoing business transformation initiatives, and to attract new talent, and the Committee may choose to use other forms of equity awards in the future.

All awards under our Equity Incentive Plan must be approved by the Committee. The Committee determines the type, timing, and amount of equity awards granted to each of our NEOs after considering their previous equity awards, base salary, and target annual cash incentive compensation in light of Carter's compensation philosophy. The Committee also considers the comparative compensation data in our peer group and, as needed, a broader retail survey, and our desire to retain and motivate our NEOs and to align their goals with the long-term goals of our stockholders.

The Committee's practice is to approve equity grants at regularly scheduled meetings, but may also make equity grants at special meetings or by unanimous written consent, and could select a date subsequent to a regularly scheduled meeting on which to grant equity awards. The Committee does not take into account material non-public information when determining the timing or terms of equity awards, nor does Carter's time disclosure of material non-public information for the purpose of affecting the value of executive compensation. During fiscal 2025, the Company did not grant stock options (or similar awards) to any executive officer during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any current report on Form 8-K that disclosed material non-public information. More broadly, the Company has not awarded stock options (or similar awards) since fiscal 2018.

In considering the value of equity awards, we calculate the value of time-based and performance-based restricted stock awards using the closing price of our common stock on the date of grant.

Effective February 15, 2024, Carter's amended its Equity Incentive Plan to include double-trigger change of control provisions to more closely-align Carter's pay practices with market practice. Effective

with equity award grants in fiscal 2024, the vesting of the awards will be accelerated if either (1) the surviving entity does not provide replacement awards that meet criteria as set forth in the Equity Incentive Plan or, if applicable, the award agreement (referred to as "qualifying replacement awards"), or (2) the surviving entity provides qualifying replacement awards, but there is a termination of employment for cause or resignation for good reason (as defined in the Equity Incentive Plan) within two years after the change in control.

In addition, the Equity Incentive Plan was amended to include mandatory clawback provisions consistent with the requirements of Rule 10D-1 under the Exchange Act, related NYSE listing standards, and Carter's clawback policy. Under the Equity Incentive Plan, and consistent with Carter's clawback policy, the executive is required to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results. No other changes were made to the Equity Incentive Plan, including to the maximum number of shares that may be delivered under the Equity Incentive Plan.

Effective February 19, 2026, Carter's amended its Equity Incentive Plan to increase the number of shares available for issuance under the plan as well as to remove the fungibility provisions in the share reserve, to require that dividends and dividend equivalents be subject to the same vesting conditions as the underlying awards, and to add a minimum vesting requirement such that awards generally may not vest prior to the one-year anniversary of the grant date. The effectiveness of the amendment is subject to stockholder approval and is more fully described in the Equity Incentive Plan Proposal.

ROLE OF THE COMPENSATION AND HUMAN CAPITAL COMMITTEE, INDEPENDENT CONSULTANT, AND MANAGEMENT

The Committee sets the total direct compensation of our NEOs, as well as the financial performance targets for our NEOs' annual cash incentive compensation and vesting terms for their equity awards, including performance-based awards.

For fiscal 2025, the Committee engaged Meridian Compensation Partners, LLC, an independent compensation consultant ("Meridian"), to advise it on executive and director compensation matters.

Meridian informs the Committee on market trends, as well as regulatory issues and developments and how they may impact Carter's executive compensation program. Among other things, Meridian also:

- participates in the design of the executive compensation program to help the Committee evaluate the linkage between pay and performance;
- reviews market data and advises the Committee regarding the compensation of Carter's executive officers; and
- reviews and advises the Committee regarding director compensation.

Meridian serves at the discretion of the Committee and regularly attends executive sessions with the Committee at which management is not present. At the direction of the Committee, our Chief Executive Officer works with Meridian to review comparative compensation data and makes recommendations for base salary, annual cash incentive compensation, and long-term equity incentive compensation for our NEOs, other than himself. Compensation for our Chief Executive Officer is set by the Committee, without any involvement by the Chief Executive Officer and reflecting feedback provided by Meridian to the Committee.

The Committee has assessed the independence of Meridian pursuant to applicable NYSE and SEC rules and has determined that it is independent, and the work provided by it did not raise a conflict of interest.

PEER GROUP ANALYSIS AND RETAIL SURVEY

To assess the market competitiveness of our NEOs' compensation, the Committee and management review data provided by Meridian from two sources: our peer group and, as needed, a broader retail survey.

The Committee has established a peer group, which is generally comprised of companies in the retail or wholesale sectors which primarily conduct business in apparel or related accessories, sell products under multiple brands through retail stores and online, and have net sales generally between one-half and two times Carter's net sales.

In setting fiscal 2025 compensation, our peer group was comprised of the following fifteen companies:

Abercrombie & Fitch Co.	Kontoor Brands, Inc.
American Eagle Outfitters, Inc.	Levi Strauss & Co.
The Children's Place, Inc.	Oxford Industries, Inc.
Columbia Sportswear Company	Tapestry, Inc.
G-III Apparel Group, Ltd.	Under Armour, Inc.
Gildan Activewear, Inc.	Urban Outfitters, Inc.
Guess?, Inc.	Victoria's Secret & Co.
HanesBrands Inc.	

The Committee, with the advice of Meridian, also uses select information from a broader retail survey (that includes apparel and related products retailers or department stores which primarily sell apparel and related products) for executive compensation market assessment in order to supplement compensation data provided by the peer group analysis that may not be adequately represented in the data that is available from our peer group.

In October 2025, the Committee conducted its annual review of the Company's peer group and approved changes to the peer group for purposes of determining 2026 compensation for the Company's executive officers. As revised, the new peer group for the Company with respect to 2026 compensation decisions is as follows:

Caleres, Inc.	Levi Strauss & Co.
Canada Goose Holdings Inc.	Oxford Industries, Inc.
Crocs, Inc.	Ralph Lauren Corporation
Columbia Sportswear Company	Steve Madden, Ltd.
G-III Apparel Group, Ltd.	Tapestry, Inc.
Genesco Inc.	Under Armour, Inc.
Kontoor Brands, Inc.	Yeti Holdings, Inc.
Lands' End, Inc.	

2025 TOTAL DIRECT COMPENSATION

During fiscal 2025, the Committee reviewed compensation data from our peer group and, as needed, a broader retail survey, and compared that data to the compensation of our NEOs, in connection with approving total direct compensation for 2025. In setting total direct compensation for 2025, the Committee also considered the various factors noted earlier in this CD&A.

The components of total direct compensation are discussed more fully below.

2025 BASE SALARY

In February 2025, the Committee approved no change in the base salaries for each of our NEOs employed with the Company at the time. The base salary rate for each NEO for fiscal 2025 is set forth below.

Executive	2024 Base Salary	2025 Base Salary	% Change
Douglas C. Palladini[1]	N/A	$1,200,000	N/A
Richard F. Westenberger[2]	$775,000	$775,000	—%
Emily D. Evert[3]	N/A	$650,000	N/A
Allison M. Peterson	$750,000	$750,000	—%
Karen G. Smith	$595,000	$595,000	—%
Michael D. Casey[4]	$1,340,000	$1,340,000	—%
Kendra D. Krugman[5]	$775,000	$775,000	—%

[1] Mr. Palladini joined Carter's in April 2025.

[2] In addition to serving as Chief Financial Officer and Chief Operating Officer during 2025, Mr. Westenberger served as Interim Chief Executive Officer & President from January 5, 2025 through April 3, 2025. In connection with his service as Interim Chief Executive Officer & President, Mr. Westenberger received additional cash and equity compensation, including an additional cash stipend of $110,000 per month.

[3] Ms. Evert joined Carter's in August 2025.

[4] Mr. Casey left Carter's in February 2025.

[5] Ms. Krugman departed Carter's in October 2025.

2025 ANNUAL CASH INCENTIVE COMPENSATION

In February 2025, the Committee set the following fiscal 2025 annual cash incentive compensation targets for our NEOs:

- 100% of base salary for Mr. Westenberger (an increase from 85% in 2024 to align his target percentage with increased responsibility assumed by Mr. Westenberger and the market based on benchmarking results)

- 85% of base salary for Ms. Krugman (unchanged from 2024); and

- 75% of base salary for Mses. Peterson and Smith (unchanged from 2024)

The above targets were determined based on each NEO's responsibilities, expected contribution and market data.

No fiscal 2025 annual cash incentive compensation target was set for Mr. Casey, as he retired from Carter's in February 2025.

Upon Mr. Palladini joining Carter's in April 2025, the Committee set Mr. Palladini's fiscal 2025 annual incentive Compensation as 150% of his base salary, and upon Ms. Evert joining Carter's in August 2025, the Committee set the fiscal 2025 annual cash incentive compensation target as 75% of her base salary.

In light of the Company's overarching goal of returning to growth in net sales while maintaining profitability, while also positioning the Company for additional growth in the future, management recommended, and the Committee approved, a 2025 annual cash incentive compensation structure that included the following metrics and objectives:

- net sales (weighted at 35%), as may be adjusted for the impacts of foreign exchange rate fluctuations;

- operating income (weighted at 35%) (with attainment to be based on adjusted results as reported to stockholders); and

- strategic objectives (weighted at 30%), which consisted of the following objectives: (a) execute concept-to-consumer transformation initiative; (b) deliver best-in-class direct to consumer experience (both in the fleet and online); and (c) develop a strategy to realize off-price channel opportunities with retailers.

The Committee selected net sales, operating income (as it may be adjusted and reported to stockholders), and strategic objectives as performance metrics because it believes these metrics are key measures that align with the interests of our stockholders, namely growth, profitability, and strategic objectives related to positioning the Company for additional growth in the future. As described below, our NEOs could have earned from 0% to 150% of their target annual cash incentive compensation in fiscal 2025 based upon Carter's achievement of net sales and operating income (as it may be adjusted) financial performance metrics and the strategic objectives metric. In light of ongoing uncertainty regarding the CEO transition, the Company set the target performance metrics under the 2025 annual incentive plan below the actual performance for 2024 but also set a lower maximum payout (150% for 2025 vs. 200% for 2024). In making these determinations, the Committee focused on metrics and objectives that the Committee believed would help position the Company to return to growth, while also balancing reasonable goal setting with historical performance levels.

The payment grid for the 2025 annual incentive compensation program is set forth below.

2025 ANNUAL CASH INCENTIVE COMPENSATION — PERFORMANCE METRICS

	Net Sales (35%) (in millions)	Adj. Operating Income (35%) (in millions)[1]	Strategic Objectives (30%)
25% of Target (Threshold Performance)	$ 2,659	$ 153	N/A
100% of Target (Target Performance)	$ 2,830	$ 196	N/A
150% of Target (Maximum Performance)	$ 2,985	$ 235	N/A
Fiscal 2025 Performance[2]	**$ 2,882**	**$ 176.0**	**N/A**

[1] See the Appendix to this Proxy Statement for a reconciliation of Adjusted Operating Income to its most directly comparable GAAP measure, Operating Income.

[2] Fiscal 2025 Net Sales reflect a reduction of $16 million from actual Net Sales of $2,898 million for fiscal 2025 for the impact of foreign exchange fluctuations.

In January 2026, the Committee determined that based on Carter's performance noted above, as well as the achievement of 75% of the strategic objectives, Carter's achieved an overall performance at 91% of target, with the payouts to our NEOs as follows:

	Annual Cash Incentive Compensation Targets ($)		Annual Cash Incentive Compensation Actually Paid at 91% of Target ($)	
Douglas C. Palladini[1]	$	1,346,300	$	1,225,200
Richard F. Westenberger	$	775,000	$	705,300
Emily D. Evert[2]	$	487,500	$	443,700
Allison M. Peterson	$	562,500	$	511,900
Karen G. Smith	$	446,250	$	406,100
Michael D. Casey[3]	$	—	$	—
Kendra D. Krugman[4]	$	530,600	$	482,900

[1] Mr. Palladini joined Carter's in April 2025 and received a pro-rated payment based on the number of days of service in 2025.

[2] Ms. Evert received a payment based on a full-year of service pursuant to the offer letter entered into with Ms. Evert prior to her joining Carter's, in recognition of her seconded work performed for Carter's during fiscal 2025.

[3] Mr. Casey retired from Carter's in February 2025 and did not receive any 2025 annual cash incentive compensation.

[4] Ms. Krugman departed from Carter's in October 2025 and received a pro-rated payment based on the number of days of service in 2025.

2025 LONG-TERM EQUITY INCENTIVE COMPENSATION

We provide long-term equity incentive awards to our NEOs under our Equity Incentive Plan to balance the short-term focus of the annual cash incentive program by tying a significant portion of total compensation to stock-price performance achieved by the Company over multi-year periods.

AWARD MIX

In fiscal 2025, the Committee approved 100% time-based restricted stock grants (which vest over four years in 25% increments on the annual anniversary of the grant date). These grants reflect a one-year pause from our historical practice of awarding a combination of time-based and performance- based restricted stock to Carter's NEOs and reflect the Company's overall goal of returning the Company to baseline revenue growth and focusing the attention of our executive officers of strategic objectives designed to position the Company for additional growth in the future.

FISCAL 2025 LONG-TERM EQUITY INCENTIVE AWARD OPPORTUNITIES

Each NEO's annual equity grant is determined based on his or her performance, market pay data, and considerations of the competitiveness of their overall compensation package. Based on these factors, for fiscal 2025 the Committee determined to grant long-term equity incentive awards to the NEOs with the aggregate grant date fair value shown below.

In connection with Mr. Palladini joining Carter's in April 2025, he received a grant of equity that consisted of 50% restricted stock that vests in four equal increments over a four-year period, and 50% performance-based restricted stock that will be earned upon achieving certain share price hurdles for 20 consecutive trading days over a three-year performance period.

NEO	2025 Long-Term Equity Incentive Award
Douglas C. Palladini[1]	$4,955,424
Richard F. Westenberger[2]	$1,900,195
Emily D. Evert[3]	$2,000,092
Allison M. Peterson	$650,035
Karen G. Smith	$750,080
Michael D. Casey[4]	$—
Kendra D. Krugman[5]	$1,000,106

[1] While Mr. Palladini's grants he received upon joining Carter's had a target value of $7 million based on the closing price of the Company's common stock on the date of grant, because 50% of the grant consisted of performance-based restricted stock that is valued based on a Monte-Carlo simulation, the aggregate grant date fair value of the award was $4,955,424.

[2] In connection with Mr. Westenberger's service as Interim Chief Executive Officer, in addition to Mr. Westenberger's annual grant of restricted stock (vesting over four years in 25% increments on the annual anniversary of the grant date), Mr. Westenberger received (1) a $300,000 quarterly award (for the first quarter of fiscal 2025) and (2) a $100,000 quarterly award (for a portion of the second quarter of 2025) for his service as Interim Chief Executive Officer. The quarterly awards vest on the one-year anniversary of the grant date, but are subject to accelerated vesting if Mr. Westenberger is terminated without "Cause" or resigns for "Good Reason" (each as defined in Mr. Westenberger's Amended and Restated Severance Agreement), or upon his death or disability.

[3] In connection with Ms. Evert joining Carter's in August 2025, she received an award of time-based restricted stock that vests over four years in 25% increments on the annual anniversary of the grant date.

[4] Mr. Casey retired from Carter's in February 2025 and did not receive any long-term equity incentive awards in 2025.

[5] Ms. Krugman departed from Carter's in October 2025 and subsequently forfeited her annual award of restricted stock which was granted in February 2025.

COMPLETED PERFORMANCE SHARE AWARD CYCLES

The final measurement period for the fiscal 2023 to fiscal 2025 cycle for performance share awards ("PSAs") was completed as of the end of fiscal 2025. A summary of the net sales and adjusted earnings per share ("EPS") metrics are below, and as indicated in the table, a 37% attainment was certified by the Committee for these PSAs.

Fiscal 2023 to Fiscal 2025

PSA Metric	Threshold	Target	Maximum	Actual	Payout %
Net Sales (50% weighting) (in millions)	• **2023**: $2,840 • **2024**: 1% growth in actual 2023 net sales • **2025**: 1% growth in actual 2024 net sales	• **2023**: $3,021 • **2024**: 6% growth in actual 2023 net sales • **2025**: 5% growth in actual 2024 net sales	• **2023**: $3,213 • **2024**: 8% growth in actual 2023 net sales • **2025**: 8% growth in actual 2024 net sales	• **2023**: $2,946 • **2024**: $2,844 • **2025**: $2,898	47%
Adjusted EPS (50% weighting)	• **2023**: $5.63 • **2024**: 4% growth in actual 2023 adjusted EPS • **2025**: 4% growth in actual 2024 adjusted EPS	• **2023**: $6.40 • **2024**: 11% growth in actual 2023 adjusted EPS • **2025**: 12% growth in actual 2024 adjusted EPS	• **2023**: $7.18 • **2024**: 15% growth in actual 2023 adjusted EPS • **2025**: 15% growth in actual 2024 adjusted EPS	• **2023**: $6.19 • **2024**: $5.81 • **2025**: $3.47	27%
Total Attainment					**37%**

Based on the certification of the performance metrics noted above, the following NEOs vested in the fiscal 2023 to fiscal 2025 PSAs as follows:

NEO	# of PSAs Vesting
Richard F. Westenberger	3,874
Karen G. Smith	2,000
Michael D. Casey[1]	11,449

[1] Vested award was pro-rated based on Mr. Casey's final date of employment with Carter's.

TIME-BASED RESTRICTED STOCK

Except as outlined further below, all of the time-based restricted stock awards granted to our NEOs in fiscal 2025:

- are subject to the clawback and hedging policies described below;
- are contingent on the NEO's continued employment with Carter's through each vesting date; and
- vest in four equal annual installments on the first through fourth anniversaries of each grant date.

The exceptions to the general features noted above were as follows:

- during his service as Interim Chief Executive Officer, Mr. Westenberger received quarterly restricted stock awards that vest on the first anniversary of each award's grant date.

STOCK OWNERSHIP GUIDELINES AND EQUITY RETENTION POLICY

The Committee regularly reviews the equity ownership of our NEOs compared to our minimum ownership guidelines. Under our minimum ownership guidelines, no NEO may sell shares of Carter's stock (other than to cover the tax obligations resulting from the vesting of Carter's restricted stock (both time and performance-based) or from exercising vested stock options) until they own shares of Carter's stock with a total market value in excess of a specified multiple of his or her base salary and continue to maintain such level of ownership after such sale. For fiscal 2025 (similar to the multiples for 2024), the ownership multiples for our NEOs were as follows:

	Multiple of Base Salary
Chief Executive Officer & President	7x
Other Executive Officers	3x

Under our minimum ownership guidelines, all unvested restricted stock and vested shares are included in determining compliance with the ownership multiple, but unvested performance-based restricted stock are excluded from the calculation of shares of stock held by the executive.

During fiscal 2025, each of our NEOs was in compliance with his or her applicable minimum stock ownership requirement.

401(k) PLAN

Carter's 401(k) plan provides for a Company match of employee contributions, including contributions by NEOs, at the discretion of Carter's, based on Carter's performance. In January 2026, the Committee approved that employee contributions made to Carter's 401(k) plan in fiscal 2025 would be matched by Carter's 100% up to 4% of the employee's eligible compensation for all eligible employees, up to the maximum amount permitted by the Internal Revenue Code. This matching contribution was approved by the Committee following its consideration of our employees' efforts for fiscal 2025.

In fiscal 2025, the Board approved a safe harbor 401(k) plan design, which eliminated discretionary matching by the Company commencing with fiscal 2026 and instead, provides for safe harbor matching contributions of 100% on the first 3% of each participant's deferral contributions and 50% on the next 2% of each participant's deferral contributions.

PERQUISITES AND OTHER BENEFITS

Our NEOs do not receive any perquisites or other benefits on an annual basis that are not otherwise available to all employees, and do not receive any tax gross-ups. The cost of providing these benefits and perquisites to the NEOs is included in the amounts shown in the "All Other Compensation" column of the Summary Compensation Table and detailed in the footnotes to such table.

INSIDER TRADING POLICY

We maintain an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, as well as by Carter's, that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the

exchange listing standards applicable to us.

CLAWBACK AND HEDGING POLICIES

Carter's has adopted a clawback policy, consistent with the requirements of Rule 10D-1 under the Exchange Act and the related NYSE listing standards, that requires an executive officer to repay or return erroneously awarded compensation in the event of an accounting restatement of previously-reported financial results.

Further, hedging and pledging of Company stock by any Board member or employee of Carter's, including our NEOs, is prohibited under our policies to ensure that the interests of the holders of Carter's stock are fully aligned with those of stockholders in general. During fiscal 2025, none of our NEOs entered into a hedging arrangement or pledged any shares of Carter's stock.

RETIREMENT OF FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER & RETIREMENT AGREEMENT

In connection with Mr. Casey's retirement in February 2025, Carter's and Mr. Casey entered into a Retirement Agreement and Release, dated February 20, 2025. Mr. Casey remained with the Company in an advisory capacity from January 3, 2025 to February 28, 2025 to support the transition. During the transition period, he continued to receive his current salary and benefits, and remained eligible to receive a bonus pursuant to the Incentive Compensation Plan with respect to the services he provided in 2024, but he was not eligible for a bonus for fiscal 2025. In addition, under the Retirement Agreement and Release, Mr. Casey received accelerated vesting of his outstanding unvested time-based restricted stock awards and pro-rated vesting of his PSAs issued in 2023 and 2024 (subject to the attainment of the performance metrics under those awards).

APPOINTMENT OF INTERIM CHIEF EXECUTIVE OFFICER

In connection with Mr. Casey's retirement as Chairman and Chief Executive Officer, the Board appointed Richard F. Westenberger as Interim Chief Executive Officer, effective January 5, 2025. Mr. Westenberger's appointment ended on April 3, 2025 in connection with the appointment of Douglas C. Palladini as Chief Executive Officer & President. Mr. Westenberger has continued to serve in his role as Chief Financial Officer & Chief Operating Officer.

In his capacity as Interim CEO, Mr. Westenberger received a monthly cash stipend of $110,000, and also received restricted stock awards in an amount of $300,000 pursuant to the Company's Equity Incentive Plan on a quarterly basis (the "Westenberger Awards"), each of which vest on the one year anniversary of the grant date of the relevant Westenberger Award.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER & PRESIDENT

On March 26, 2025, the Company announced that the Board approved the appointment of Douglas C. Palladini as Chief Executive Officer and President of the Company and a member of the Board, effective April 3, 2025 (the "Effective Date"). On the Effective Date, Richard F. Westenberger, who was serving as the Company's Interim Chief Executive Officer, ceased to serve in that capacity but has continued to serve as our Chief Financial Officer & Chief Operating Officer.

In connection with Mr. Palladini's appointment, Mr. Palladini and the Company executed an offer letter on March 21, 2025 (the "Offer Letter"). Pursuant to the Offer Letter, during Mr. Palladini's employment with the Company, he will receive an initial base salary of $1,200,000 per year, and an annual cash incentive opportunity at target of 150%, which will be prorated for fiscal year 2025. Commencing in the Company's fiscal year 2026, Mr. Palladini will be eligible to receive annual equity awards with a target value of $5,500,000, pursuant to the terms of the Company's Equity Incentive Plan.

Pursuant to the Offer Letter, on April 3, 2025, Mr. Palladini received a $7,000,000 sign-on equity grant, with 50% of the grant in the form of time-based restricted stock and 50% in the form of performance-based restricted stock. The time-based restricted stock vests in four equal increments over a four-year period on each of the anniversaries of the grant date. The performance-based restricted stock will be earned upon achieving share price hurdles for 20 consecutive trading days over a three-year performance period, starting on the award grant date (April 3, 2025) and ending on the third anniversary of the award grant date (April 3, 2028). These share price hurdles are based on the closing price of stock on the grant date ($35.57 per share on April 3, 2025), using the following growth rates:

- 1/3 at 30% growth ($46.24 per share);

- 1/3 at 60% growth ($56.91 per share);

- 1/3 at 90% growth ($67.58 per share).

The growth objectives may be achieved at any time over the three-year period, and the corresponding number of shares earned, but the shares will not vest until the end of the three-year period.

DEPARTURE OF CHIEF PRODUCT OFFICER

On August 18, 2025, the Company announced the departure of Kendra D. Krugman, Chief Product Officer, effective as of October 21, 2025. The Company made this organizational change on August 18, 2025, as part of the Company's transition in our operating model, to enhance agile decision making and strengthen competitiveness. Ms. Krugman's departure was treated as an involuntary termination without cause consistent with her existing severance agreement with the Company, and Ms. Krugman and the Company entered into a separation agreement which confirmed the severance benefits and post-termination obligations applicable to Ms. Krugman. Ms. Krugman's separation benefits are described below under "—Potential Payments Upon Termination or Change of Control".

SEVERANCE AGREEMENTS WITH NEOS

Each of our NEOs has a severance agreement with Carter's, other than Mr. Casey and Ms. Krugman whose employment with Carter's terminated in 2025. For more information on the payments and benefits they received in connection with their termination of employment, please see the section entitled "Potential Payments Upon Termination or Change of Control.". In the event that an NEO is terminated by Carter's for any reason, the NEO or his or her estate will be provided the following accrued amounts: (a) the NEO's base salary earned but not paid during the final payroll period, (b) pay for any vacation time earned but not used through the separation date, and (c) any business expenses incurred by the NEO but unreimbursed on the separation date.

If an NEO is terminated without "cause," or an NEO terminates his or her employment for "good reason" (with "cause" and "good reason" defined in each NEO's respective severance agreement and summarized below), the NEO is entitled to the following severance payments and benefits, subject to the NEO's execution of an effective general release of any claims against the Company: (i) continued payment of the NEO's base salary for 24 months in the case of Mr. Palladini, and 12 months in the cases of Mr. Westenberger and Mses. Evert, Peterson, and Smith, payable in accordance with the Company's normal payroll practices; (ii) a pro-rated annual cash incentive compensation bonus that would have been earned by each such NEO if he or she had been employed at the end of the year in

which his or her employment was terminated, based solely on the extent to which the applicable Company performance goals have been met (excluding any individual performance goals); and (iii) in the case of Mr. Westenberger and Ms. Smith, continued employer contributions for basic life insurance coverage for 12 months.

Further, subject to the NEO's eligibility for and timely election of COBRA, the Company will pay the employer portion of the COBRA continuation premiums until the earlier of (i) 18 months (in the case of Mr. Palladini) and 12 months (in the case of Mr. Westenberger and Mses. Evert, Peterson, and Smith) following his or her separation date, (ii) the date the NEO becomes eligible for coverage under the health plans of another employer, or (iii) the date the NEO otherwise ceases to be eligible for COBRA.

In the event that, within two years following a "change of control" (with "change of control" defined in each executive's severance agreement and summarized below) the Company terminates the NEO's employment, other than for "cause" or such executive terminates his or her employment for "good reason," the Company will pay to the NEOs the following severance benefits in addition to the severance benefits in addition to the severance benefits in the preceding paragraph: (a) base salary for an additional 12 months, (b) subject to certain exceptions as provided in the agreements, if following the expiration of the 12-month anniversary of such termination, the NEO has not yet become eligible for coverage under the health and/or dental plans of another employer, then the Company will pay the COBRA amount for an additional 6-month or 12-month period thereafter (or, if earlier, until the date the NEO becomes eligible for coverage under the health and/or dental plans of another employer) and (c) with respect to Mr. Westenberger and Ms. Smith, continued employer contributions for basic life insurance coverage for an additional 12 months. In addition, under the award agreements governing the NEOs equity awards, in the event of a "change of control" of the Company: (1) for all unvested stock options and all unvested shares of restricted stock (both time and performance-based) held by the NEO that were awarded prior to February 15, 2024, such awards will fully vest; and (2) for all unvested equity awards made on or after February 15, 2024, such awards will fully vest if there is a qualifying termination of employment within two years after the change in control or if the surviving entity does not provide qualifying replacement awards.

Under the severance agreements with each of our NEOs, "cause" is generally deemed to exist when such NEO has: (a) been convicted of a felony or entered a plea of guilty or no contest to a felony; (b) committed fraud or other act involving dishonesty for personal gain which is materially injurious to the Company or an affiliate; (c) materially breached his or her obligations of confidentiality, intellectual property assignment, non-competition, non-solicitation, or non-disparagement against the Company after a cure period; (d) willfully engaged in gross misconduct which is injurious to the Company or its affiliates; or (e) after a cure period, willfully and continually refused to substantially perform his or her duties or is grossly negligent in performance of such duties.

Under the agreements with our NEOs, "good reason" is generally deemed to exist when there is: (a) a material reduction in the executive's title, duties, or responsibilities (including with respect to Mr. Palladini, a material reduction in title, base salary and target annual incentive compensation opportunity); (b) a material change in the geographic location at which the executive must perform services; or (c) a material breach of the executive's agreement by the Company, provided the NEO complies with the written notice requirements and the cure period provided to Carter's.

Under the agreements, "change in control" generally means (i) any transaction in which any person who is not an affiliate and who did not own shares of common stock of the Company representing 50% or more of the voting power at elections of the Board acquires (whether by purchase, exchange, tender offer, merger, consolidation, recapitalization or otherwise) or becomes the owner of shares of common stock of the Company or its subsidiaries (or shares in a successor corporation by merger, consolidation or otherwise), such that following such transaction, such person beneficially owns 50% or more of the voting power at elections for the Board or the Board of Directors of The William Carter Company or any

successor corporation, or (ii) the sale or transfer of all or substantially all the assets of either the Company or The William Carter Company.

In addition, the agreements contain restrictive covenants, including confidentiality provisions, intellectual property assignment, and non-disparagement provisions as well as 24-month (with respect to Mr. Palladini) or 12-month (with respect to the other NEOs) non-competition and non-solicitation covenants.

See "Potential Payments Upon Termination or Change of Control" below for a discussion and presentation of amounts our NEOs may be entitled to in the event of their termination, including following a change in control.

TAX CONSIDERATIONS IN SETTING EXECUTIVE COMPENSATION

Under Federal tax rules in effect for tax years beginning on and after January 1, 2018 (which tax rules eliminated a performance-based compensation exception that was previously available), compensation over $1 million paid annually for certain covered employees, including the NEOs, generally is not deductible for federal tax purposes. The Committee believes that the lost tax deduction on compensation payable in excess of the $1 million limitation for the NEOs is not material relative to the benefit of attracting and retaining talented management and therefore, consistent with past practice, the Committee retains the flexibility to pay compensation to our NEOs in appropriate circumstances, even if such compensation is not fully deductible.

COMPENSATION & HUMAN CAPITAL COMMITTEE REPORT

The Compensation & Human Capital Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis included in this proxy statement. Based on such review and discussions, the Compensation and Human Capital Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

Submitted by the Compensation & Human Capital Committee

Ms. Stacey S. Rauch (Chair)
Mr. Rochester Anderson
Mr. Mark P. Hipp
Ms. Stephanie P. Stahl

COMPENSATION & HUMAN CAPITAL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation & Human Capital Committee is composed entirely of the four independent directors listed above. No member of the Compensation & Human Capital Committee is a current, or during fiscal 2025 was a former, officer or employee of the Company or any of its subsidiaries. During fiscal 2025, no member of the Compensation & Human Capital Committee had a relationship that must be described under the SEC rules relating to disclosure of transactions with related persons. In fiscal 2025, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation & Human Capital Committee.

FISCAL 2025 SUMMARY COMPENSATION TABLE*

The table below provides information concerning the compensation of our NEOs.

Name and Principal Position	Fiscal Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Non-Equity Incentive Plan Compensation ($) (d)	All Other Compensation ($) (e)	Total ($)
Douglas C. Palladini	2025	$882,803	$—	$4,955,424	$1,225,200	$433,252	$7,496,679
Chief Executive Officer & President, Director	2024	$—	$—	$—	$—	$—	$—
	2023	$—	$—	$—		$—	$—
Richard F. Westenberger	2025	$787,740	$440,000	$1,900,195	$705,300	$131,703	$3,964,938
Chief Financial Officer & Chief Operating Officer	2024	$763,462	$—	$1,609,960	$33,000	$176,496	$2,582,918
	2023	$704,615	$—	$1,550,520	$471,900	$169,734	$2,896,769
Emily D. Evert	2025	$260,685	$—	$2,000,092	$443,700	$43,165	$2,747,642
Chief Strategy Officer	2024	$—	$—	$—	$—	$—	$—
	2023	$—	$—	$—	$—	$—	$—
Allison M. Peterson	2025	$762,329	$—	$650,035	$511,900	$94,694	$2,018,958
Chief Retail & Digital Officer	2024	$346,154	$—	$2,500,190	$13,700	$224,104	$3,084,148
	2023	$—	$—	$—	$—	$—	$—
Karen G. Smith	2025	$604,781	$—	$750,080	$406,100	$71,388	$1,832,349
Chief Supply Chain Officer	2024	$581,154	$—	$698,015	$22,400	$92,962	$1,394,531
	2023	$544,616	$—	$800,440	$293,040	$75,389	$1,713,485
Michael D. Casey	2025	$257,692	$—	$—	$—	$129,493	$387,185
Former Chairman, Chief Executive Officer & President	2024	$1,326,154	$—	$6,976,664	$100,500	$743,451	$9,146,769
	2023	$1,282,692	$—	$6,500,098	$1,716,000	$589,342	$10,088,132
Kendra D. Krugman	2025	$676,635	$250,000	$1,000,106	$482,900	$231,132	$2,640,773
Former Chief Product Officer	2024	$760,577	$—	$1,609,960	$33,000	$180,810	$2,584,347
	2023	$683,846	$—	$1,800,489	$462,000	$149,459	$3,095,794

*   Amounts in rows may not add exactly to the total due to rounding.

(a)   Base salary for each NEO was based on a 371-day fiscal year for fiscal 2025, and 364-day fiscal year for fiscal years 2024 and 2023.

(b)   The amounts in this column consist of the following: (1) $110,000 per month stipend paid to Mr. Westenberger in connection with his service as Interim Chief Executive Officer prior to Mr. Palladini's appointment as Chief Executive Officer and President; and (2) $250,000 cash retention award (announced in connection with Mr. Westenberger's appointment as Interim Chief Executive Officer) which was accelerated and paid to Ms. Krugman upon her departure from Carter's in fiscal 2025.

(c)   The amounts disclosed in this column represent the total grant date fair value for the following grants computed in accordance with FASB ASC Topic 718:

     i.   The time-based restricted stock granted in 2025, 2024, and 2023 vest in four equal, annual installments beginning one year from the date of the grant, subject to continued service, except for special quarterly restricted stock awards granted to Mr. Westenberger (in connection with his service as interim CEO) in 2025 that vest on the one-year anniversary of each quarterly award's grant date, and Ms. Krugman (in connection with her promotion in 2023) that include a portion that cliff vests on the third anniversary of the date of grant, subject to continued service.

     ii.   Vesting of the performance-based restricted stock granted in fiscal 2024 is contingent upon meeting specific performance targets for each of the three fiscal years 2024, 2025, and 2026, individually, and vest, as and to the extent performance criteria are met, in 2027 following completion of fiscal year 2026. For 2024, 34% of the total award of performance-based restricted shares included a relative TSR component (the "Market-Based Restricted Shares"). Assuming the achievement of maximum performance under the performance-based restricted shares, the values of the 2024 awards would be as follows: (1) Mr. Westenberger: $1,719,907; (2) Ms. Smith: $745,675; (3) Mr. Casey: $7,453,053; and (4) Ms. Krugman: $1,719,907.

Name	Grant Date	Time-Based Restricted Shares – 4 Year Vest	Time-Based Restricted Shares – 3 Year Cliff Vest	Time-Based Restricted Shares – 1 Year Vest	Performance-Based Restricted Shares	Market-Based Restricted Shares	Grant Date Fair Value per Share
Douglas C. Palladini	4/3/2025	98,400	—	—	—	—	$ 35.57
	4/3/2025	—	—	—	—	98,400	$ 14.79
Richard F. Westenberger	1/8/2025	—	—	5,878	—	—	$ 51.04
	2/26/2025	35,448	—	—	—	—	$ 42.32
	4/1/2025	—	—	2,436	—	—	$ 41.06
	2/28/2024	9,152	—	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	—	3,112	$ 117.28
	2/27/2023	10,468	—	—	10,468	—	$ 74.06
Emily D. Evert	8/8/2025	78,868	—	—	—	—	$ 25.36
	2/28/2024	—	—	—	—	—	$ 81.95
	2/27/2023	—	—	—	—	—	$ 74.06
Allison M. Peterson	2/26/2025	15,360	—	—	—	—	$ 42.32
	8/9/2024	39,930	—	—	—	—	$ 62.63
	2/27/2023	—	—	—	—	—	$ 74.06
Karen G. Smith	2/26/2025	17,724	—	—	—	—	$ 42.32
	2/28/2024	3,968	—	—	2,619	—	$ 81.95
	2/28/2024	—	—	—	—	1,349	$ 117.28
	2/27/2023	5,404	—	—	5,404	—	$ 74.06
Michael D. Casey	2/28/2024	39,660	—	—	26,176	—	$ 81.95
	2/28/2024	—	—	—	—	13,484	$ 117.28
	2/27/2023	43,884	—	—	43,884	—	$ 74.06
Kendra D. Krugman	2/26/2025	23,632	—	—	—	—	$ 42.32
	2/28/2024	9,152	—	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	—	3,112	$ 117.28
	2/27/2023	5,404	—	—	5,404	—	$ 74.06
	3/21/2023	—	14,022	—	—	—	$ 71.32

(d) Reflects dollar value of all compensation earned in fiscal 2025, 2024, and 2023 pursuant to the Incentive Compensation Plan, including all annual cash incentive compensation.

(e) The amounts shown as "All Other Compensation" for fiscal 2025 consist of the following:

Name	Relocation Expenses (i)	Severance (ii)	401 (k) Company Match	Dividends Paid on Unvested Restricted Stock	Other (iii)	Total
Douglas C. Palladini	$267,450	$—	$13,846	$147,600	$4,355	$433,251
Richard F. Westenberger	$—	$—	$14,000	$117,703	$—	$131,703
Emily D. Evert	$—	$—	$3,500	$39,434	$231	$43,165
Allison M. Peterson	$—	$—	$14,000	$80,694	$—	$94,694
Karen G. Smith	$—	$—	$14,000	$57,388	$—	$71,388
Michael D. Casey	$—	$—	$—	$129,493	$—	$129,493
Kendra D. Krugman	$—	$149,039	$—	$82,094	$—	$231,133

(i) Represent relocation expenses paid to Mr. Palladini in connection with his relocation from California to the Company's headquarters in Atlanta, Georgia.
(ii) Represents severance paid to Ms. Krugman which is described in the section entitled "Potential Payments upon Termination or Change of Control".
(iii) Consist of benefits paid to Ms. Evert as part of Carter's Bring Your Own Device policy, and reimbursement for legal fees in connection with reviewing an offer letter and related documentation with respect to Mr. Palladini.

FISCAL 2025 GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning each grant of plan-based awards made to an NEO in fiscal 2025. This includes incentive compensation awards granted under our Incentive Compensation Plan and restricted stock awards granted under our Equity Incentive Plan. The threshold, target, and maximum columns reflect the range of estimated payouts under these plans for fiscal 2025. The last column reports the aggregate grant date fair value of all awards made in fiscal 2025 as if they were fully vested on the grant date, computed in accordance with FASB ASC Topic 718. For equity awards that are subject to performance conditions, the last column reports the value at the grant date based upon the probable outcome of such conditions consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Units	Grant Date Fair Value of Stock and Option Name Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	$
Douglas C. Palladini	Cash Incentive Compensation	—	$336,575	$1,346,300	$2,019,450	—	—	—		$—
	Shares (b)	4/3/2025	—	—	—	—			98,400	$3,500,088
	Shares (c)	4/3/2025	—	—	—	32,800	65,600	98,400		$1,455,336
Richard F. Westenberger	Cash Incentive Compensation	—	$193,750	$775,000	$1,162,500	—	—	—		$—
	Shares (b)	2/26/2025	—	—	—	—			35,448	$1,500,159
	Shares (d)	1/8/2025	—	—	—	—	5,878	5,878	5,878	$300,013
	Shares (d)	4/1/2025	—	—	—	—	2,436	2,436	2,436	$100,022
Emily D. Evert	Cash Incentive Compensation	—	$121,875	$487,500	$731,250	—	—	—		$—
	Shares (b)	8/8/2025	—	—	—	—			78,868	$2,000,092
Allison M. Peterson	Cash Incentive Compensation	—	$140,625	$562,500	$843,750		—	—		$—
	Shares (b)	2/26/2025	$—	$—	$—	—			15,360	$650,035
Karen G. Smith	Cash Incentive Compensation	—	$111,575	$446,250	$669,375	—	—	—		$—
	Shares (b)	2/26/2025	—	—	—	—			17,724	$750,080
Michael D. Casey	Cash Incentive Compensation	—	$—	$—	$—	—	—	—		$—
Kendra D. Krugman	Cash Incentive Compensation	—	$132,650	$530,600	$795,900	—	—	—		$—
	Shares (b)	2/26/2025	—	—	—	—			23,632	$1,000,106

(a) The amounts shown under the "Threshold" column represent 25% of the target cash incentive compensation, assuming threshold-level performance is achieved under the financial performance measures and strategic objectives component. The amounts shown under the "Target" column represent 100% of the target cash incentive compensation, assuming target-level performance is achieved under the financial performance measures and strategic objectives component. The amounts shown under the "Maximum" column represent 150% of the target cash incentive compensation, assuming maximum-level performance is achieved under the financial performance measures and the strategic objectives component. The Company achieved 91% of "Target" for 2025 resulting in annual cash incentive compensation payouts of: $1,225,200 with respect to Mr. Palladini, $705,300 with respect to Mr. Westenberger, $443,700 with respect to Ms. Evert, $511,900 with respect to Ms. Peterson, $406,100 with respect to Ms. Smith, and $482,900 with respect to Ms. Krugman. Mr. Casey did not receive annual cash incentive compensation due to his retirement. The amounts also reflect pro-ration with respect to Mr. Palladini and Ms. Krugman based on the number of days in 2025 that they worked at Carter's. For more information, see the "2025 Annual Cash Incentive Compensation" section.

(b) Shares of time-based restricted stock were granted pursuant to the Equity Incentive Plan. These restricted shares vest ratably in four equal, annual installments beginning one year from the date of the grant, subject to continued service.

(c) Market-Based Restricted Shares were granted pursuant to the Equity Incentive Plan. The amounts shown under the "Threshold" column represent 1/3 of the award, assuming 30% growth (over the stock price on the date of grant) in the Company's stock price for 20 consecutive trading days within three years of the grant date. The amounts shown under the "Target" column represent another 1/3 of the award, assuming 60% growth (over the stock price on the date of grant) in the Company's stock price for 20 consecutive trading days within three years of the grant date. The amounts shown under the "Maximum" column represent another 1/3 of the award, assuming 90% growth (over the stock price on the date of grant) in the Company's stock price for 20 consecutive trading days within three years of the grant date. The dollar amounts under the "Grant Date Fair Value of Stock and Option Awards" are calculated based on the number of awards reported under the "Target" column

(d)   Shares of time-based restricted stock were granted pursuant to the Equity Incentive Plan. These restricted shares vest on the one-year anniversary of the grant date, subject to continued service.

OUTSTANDING EQUITY AWARDS AT FISCAL 2025 YEAR-END

The following table provides information regarding unexercised stock options, stock that has not yet vested, and equity incentive plan awards for each NEO outstanding as of the end of fiscal 2025. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

Name	Options Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
Douglas C. Palladini	—	—	—	$ —	$—	196,800	$ 6,533,760
Richard F. Westenberger	5,048	—	—	$ 120.25	2/21/2028		
	7,000	—	—	$ 83.84	2/14/2027		
	5,220	—	—	$ 90.66	2/16/2026	77,195	$ 2,562,874
Emily D. Evert	—	—	—	$ —	—	78,868	$ 2,618,418
Allison M. Peterson	—	—	—	$ —	—	45,300	$ 1,503,960
Karen G. Smith	—	—	—	$ —	—	35,308	$ 1,172,226
Michael D. Casey	—	—	—	—	—	83,544	$ 2,773,661
Kendra D. Krugman	—	—	—	$ —	—	—	$ —

[See next page for footnotes to table]

(a) Mr. Westenberger's stock options previously fully vested in 2020, 2021, and 2022.

(b) Equity Incentive Plan awards relate to the following grants:

Name	Grant Date	Time-Based Restricted Shares – 4 Year Vest #	Time-Based Restricted Shares – 3 Year Cliff Vest #	Time-Based Restricted Shares – 1 Year Vest #	Performance-Based Restricted Shares	Market-Based Restricted Shares	Grant Date Fair Value per Share
Douglas C. Palladini	4/3/2025	98,400	—	—	—	—	$ 35.57
	4/3/2025	—	—		—	98,400	$ 14.79
Richard F. Westenberger	1/8/2025	—	—	5,878	—	—	$ 51.04
	2/26/2025	35,448	—	—	—	—	$ 42.32
	4/1/2025	—	—	2,436	—	—	$ 41.06
	2/28/2024	6,864	—	—	6,040	—	$ 81.95
	2/28/2024	—	—	—	—	3,112	$ 117.28
	2/27/2023	5,234	—	—	10,468	—	$ 74.06
	2/16/2022	1,715	—	—	—	—	$ 91.12
Emily D. Evert	8/8/2025	78,868	—		—	—	$ 25.36
Allison M. Peterson	2/26/2025	15,360	—	—	—	—	$ 42.32
	8/9/2024	29,940	—	—	—	—	$ 62.63
Karen G. Smith	2/26/2025	17,724	—	—	—	—	$ 42.32
	2/28/2024	2,976	—	—	2,619	—	$ 81.95
	2/28/2024	—	—	—	—	1,349	$ 117.28
	2/27/2023	2,702	—	—	—	—	$ 74.06
	2/27/2023	—	—	—	5,404	—	$ 74.06
	8/12/2022	2,534	—	—	—	—	$ 83.89
Michael D. Casey	2/28/2024	—	—	—	26,176	—	$ 81.95
	2/28/2024	—	—	—	—	13,484	$ 117.28
	2/27/2023	—	—	—	43,884	—	$ 74.06
Kendra D. Krugman	—	—	—	—	—	—	$ —

(c) Amount based on the closing market price per share of the Company's common stock as traded on the NYSE on January 2, 2026, the last trading day of fiscal 2025, of $33.20.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2025

The following table provides information concerning our NEOs' exercises of stock options and vesting of restricted stock (both time and performance-based) during fiscal 2025. The table reports, on an aggregate basis, the number of securities acquired upon exercise of stock options, the dollar value realized upon exercise of stock options, the number of shares of restricted stock that have vested, and the dollar value realized upon the vesting of restricted stock.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
Douglas C. Palladini	—	$—	—	$—
Richard F. Westenberger	—	$—	9,425	$441,871
Emily D. Evert	—	$—	—	$—
Allison M. Peterson	—	$—	9,980	$253,093
Karen G. Smith	—	$—	4,877	$160,930
Michael D. Casey	—	$—	106,981	$4,709,606
Kendra D. Krugman	—	$—	6,479	$300,567

(a)   Aggregate dollar amount was calculated by multiplying the number of shares acquired on vesting by the closing market price of the Company's common stock as traded on the NYSE on the date of vesting.

NONQUALIFIED DEFERRED COMPENSATION

Historically, eligible employees, including our NEOs, could elect annually to defer a portion of their base salary and annual cash incentive compensation under The William Carter Company Deferred Compensation Plan (the "Deferred Compensation Plan"), a nonqualified deferred compensation plan. Under the Deferred Compensation Plan, participants could defer up to 75% of their salary and/or 90% of their cash bonus. At the option of the participant, these amounts could be deferred to a specific date at least two years from the last day of the year in which deferrals are credited into the participant's account. Interest on deferred amounts were credited to the participant's account based upon the earnings and losses of one or more of the investments selected by the participant from the various investment alternatives available under the Deferred Compensation Plan.

At the time of deferral, a participant was required to indicate whether he or she wishes to receive the amount deferred in either a lump sum or in substantially equal annual installments over a period of up to five years for "Specified Date" accounts or up to ten years for "Retirement" accounts. If a participant who is an employee of the Company were to separate from service prior to the elected commencement date for distributions and had not attained age 62, or age 55 and completed ten years of service, then the deferred amounts would be distributed as a lump sum, regardless of the method of distribution originally elected by the participant. If the participant in question had attained age 62, or age 55 with ten years of service and had previously elected to do so on a timely basis, then the participant would have received the amounts in substantially equal annual installments over a period of up to ten years. There is a six-month delay in the commencement of distributions for all participants, if triggered by the participant's termination or retirement. Changes to deferral elections with respect to previously deferred amounts are permitted only under the limited terms and conditions specified in the Code and early withdrawals from deferred accounts are permitted only in extreme cases, such as unforeseen financial hardship resulting from an illness or accident of the participant that is demonstrated to the Company's Retirement Committee.

On August 14, 2025, the Board, upon the recommendation of the Committee, terminated the Deferred Compensation Plan, effective as of September 30, 2025 (the "Termination Date"). The Board terminated the Deferred Compensation Plan in response to, among other things, low participation by the Company's eligible employees combined and ongoing administrative complexity and costs.

In accordance with Section 409A of the Internal Revenue Code of 1986, as amended, and as a result of termination of the Deferred Compensation Plan, all plan participants (and any beneficiaries) will receive a single, lump sum payout of the full balance of their respective accounts as of a final payment date, which is scheduled to occur as soon as practicable after twelve months following the Termination Date, but in no event later than 24 months after the Termination Date. Until the final payment date, the Deferred Compensation Plan will continue to operate in the ordinary course. For example, distributions of accounts that are set to occur prior to the final payment date will be made as scheduled under the terms of the Deferred Compensation Plan and plan participants' accounts will continue to be adjusted for earnings and losses based on the selected deemed investments in accordance with the terms of the Deferred Compensation Plan, but no deferrals will occur after the Termination Date and no new participants will be permitted to enroll after the Termination Date.

Name	Employee Contributions in 2025 (a)	Company Contributions in 2025	Aggregate Earnings in 2025 (b)	Aggregate Withdrawals or Distributions	Aggregate Balance at End of 2025 (c)
Douglas C. Palladini	$—	$—	$—	$—	$—
Richard F. Westenberger	$3,815	$—	$43,799	$—	$382,166
Emily D. Evert	$—	$—	$—	$—	$—
Allison M. Peterson	$17,308	$—	$2,435	$—	$19,743
Karen G. Smith	$—	$—	$—	$—	$—
Michael D. Casey	$—	$—	$—	$—	$—
Kendra D. Krugman	$—	$—	$—	$—	$—

(a)　All of the amounts reported in this column for Mr. Westenberger and Ms. Peterson are also included within the amounts reported for that officer in the Summary Compensation Table.

(b)　None of the amounts reported in this column are reported in the Summary Compensation Table because the Company does not pay above-market or preferential earnings on deferred compensation.

(c)　Amounts reported in this column for each NEO include amounts previously reported in the Company's Summary Compensation Table in previous years when earned if that NEO's compensation was required to be disclosed in a previous year.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

TERMINATION

As described in more detail above under the heading "Severance Agreements with NEOs," we have entered into certain agreements and maintain certain plans that may require us in the future to make certain payments and provide certain benefits in the event of a termination of employment.

For purposes of the table below, a hypothetical termination without "cause" or resignation for "good reason" is assumed to have occurred as of January 3, 2026, the last day of fiscal 2025. The table below indicates the payment and provision of other benefits that would be owed to each of our NEOs as the result of such a termination, as well as unvested performance-based restricted stock that is eligible for "retirement" treatment under the applicable award agreements. There can be no assurance that a termination of employment of any of our NEOs would produce the same or similar results as those set forth below on any other date. The terms "without cause" and "good reason" are defined in the agreements with our executives and summarized above under the heading "Severance Agreements with NEOs." In addition, in the table below, we have included the potential vesting of performance-based restricted stock for those executives who are eligible to receive "retirement" treatment for those outstanding awards. Under the award agreements for the outstanding performance-based restricted stock grants, a recipient is eligible for "retirement" treatment if the executive ends his or her employment with the Company on or after the date that they have reached age 60 and completed at least five years of service with the Company (but only to the extent that circumstances constituting "cause", as defined under the agreement, do not exist). For awards that receive "retirement" treatment, the executive is eligible to receive pro-rated vesting (if any) of the performance-based restricted stock (calculated based on the number of days the executive worked at the Company from the grant date through the retirement date) subject to the ultimate achievement, by the Company, of the performance metrics under the applicable award agreements.

	Douglas C. Palladini	Richard F. Westenberger	Emily D. Evert	Allison M. Peterson	Karen G. Smith	Michael D. Casey (a)	Kendra D. Krugman (b)
Base Salary	$2,400,000	$775,000	$650,000	$750,000	$595,000	$257,692	$775,000
Cash Incentive Compensation (c)	1,225,200	705,300	443,700	511,900	406,100	—	482,900
Health and Other Benefits	20,768	17,119	17,122	16,184	16,184	—	6,482
Accelerated vesting of unvested restricted stock awards (time-based and performance-based awards) (d)	—	—	—	—	—	3,550,670	—
Other (e)	—	276,025	—	—	—	—	250,000
Total	$3,645,968	$1,773,444	$1,110,822	$1,278,084	$1,017,284	$3,808,362	$1,514,382

(a) Mr. Casey ceased to be an officer and director of Carter's in January 2025, and after serving in an advisory capacity from January 2025 through February 28, 2025, retired from Carter's. As permitted by SEC guidance, the amounts shown are the actual amounts Mr. Casey received in connection with his retirement pursuant to his Separation Agreement.

(b) Ms. Krugman departed Carter's in October 2025. Ms. Krugman's departure was treated as an involuntary termination without cause. As permitted by SEC guidance, the amounts shown are the actual amounts Ms. Krugman received in connection with her termination without cause pursuant to her Separation Agreement. The severance benefits payable to Ms. Krugman in connection with her departure are described below.

(c) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2025 described in more detail under the heading "Annual Cash Incentive Compensation" above.

(d) Represents accelerated vesting of unvested restricted stock awards and pro-rated vesting of performance-based restricted stock awards (subject to the attainment of the performance metrics under those awards) held by Mr. Casey pursuant to Mr. Casey's Retirement Agreement and Release (as discussed below). The amounts shown were calculated based on the closing stock price ($33.20) of the Company's stock on the last trading day (January 2, 2026) of the Company 2025 fiscal year, and assuming that the Committee certifies performance at "Target" under the applicable award agreements for the performance-based restricted stock.

(e) As described below, pursuant to Ms. Krugman's Separation Agreement with the Company, the Company further accelerated and paid to Ms. Krugman her previously-announced $250,000 cash retention award (which was announced in connection with Mr. Westenberger's appointment as Interim Chief Executive Officer). In addition, pursuant to the terms of Mr. Westenberger's quarterly awards he received during his service as Interim CEO, if Mr. Westenberger were terminated without cause, those quarterly awards would immediately vest. The amounts above assume accelerated vesting of Mr. Westenberger's quarterly awards.

In connection with Mr. Casey's retirement in February 2025, Carter's and Mr. Casey entered into a Retirement Agreement and Release, dated February 20, 2025. Under the Retirement Agreement and Release, Mr. Casey received accelerated vesting of his outstanding unvested restricted stock awards and pro-rated vesting of his performance share awards issued in 2023 and 2024 (subject to the attainment of the performance metrics under those awards).

In connection with Ms. Krugman's departure, which was effective as of October 21, 2025 and was treated as an involuntary termination without cause, Carter's and Ms. Krugman entered into a separation agreement, which confirmed the severance benefits and post-termination obligations applicable to Ms. Krugman pursuant to her existing severance agreement with Carter's, as well as a customary release of claims (the "Separation Agreement"). Pursuant to the Separation Agreement, Ms. Krugman's severance benefits included the following: (i) 12 months of Ms. Krugman's base salary then in effect ($775,000), paid in bi-weekly installments (coinciding with the Company's regular pay periods commencing on December 31, 2025), (ii) a pro-rated annual cash incentive compensation amount for fiscal 2025, pro-rated based on her number of days of service in 2025 ($482,900), and (iii) continued coverage by the Company of the employer portion of medical and dental benefits for Ms. Krugman until the earlier of (a) (i) 12 months following her separation date, (b) the date she becomes eligible for coverage under the health and/or dental plans of another employer, or (c) the date she otherwise ceases to be eligible to continue participation in the Company's health and dental plans under COBRA.

In addition, pursuant to the Separation Agreement, the Company further accelerated and paid to Ms. Krugman her previously announced $250,000 cash retention award (which was announced in connection with Mr. Westenberger's appointment as Interim Chief Executive Officer).

CHANGE OF CONTROL AND TERMINATION FOLLOWING CHANGE OF CONTROL

In the event of a change of control, which is defined under the Equity Incentive Plan and individual awards as a "covered transaction" (as is more fully described in the Equity Incentive Plan Proposal), all unvested stock options and all unvested shares of time-based restricted stock will fully vest, and all unvested shares of performance-based restricted stock will vest at their respective "target" amounts. In addition, as described in more detail above under the heading "Severance Agreements with NEOs," we have entered into certain agreements that may require us to make certain payments and provide certain benefits to our NEOs in the event of their termination in relation to a change of control (with "change of control" as defined in each executive's severance agreement and summarized in the section entitled "Severance Agreements with NEOs").

For purposes of the table below, we have assumed that all unvested stock options, and all unvested shares of time-based restricted stock and performance-based restricted stock, have fully vested immediately prior to a change of control on January 3, 2026, the last day of fiscal 2025, and that a termination without "cause" (as defined under the Equity Incentive Plan) occurred immediately following a change of control on January 3, 2026. The estimated benefit amount for unvested options was calculated by multiplying the number of in-the-money unvested options held by the applicable NEO by the difference between the closing price of our common stock on January 2, 2026 (which was the last trading day before the end of fiscal 2025), as reported by the NYSE, which was $33.20, and the exercise price of the option. The estimated benefit amount of unvested restricted stock was calculated by multiplying the number of restricted shares held by the applicable NEO by the closing price of our common stock on January 2, 2026 (which was the last trading day before the end of fiscal 2025), as reported by the NYSE, which was $33.20. Effective February 15, 2024, the Company amended its Equity Incentive Plan to include double-trigger change of control provisions to more closely-align the Company's pay practices with market practice. For equity awards in fiscal 2024 and beyond, the vesting of the awards will be accelerated if either (1) the surviving entity does not provide replacement awards that meet criteria as set forth in the Equity Incentive Plan or, if applicable, the award agreement (referred to as "qualifying replacement awards"), or (2) the surviving entity provides qualifying replacement awards, but there is a termination of employment for "cause" or resignation for "good reason" (as defined in the Equity Incentive Plan) within two years after the change in control.

There can be no assurance that a change of control would produce the same or similar results as those set forth below on any other date or at any other price. These amounts do not include vested stock options, vested shares of time-based restricted stock, or vested shares of performance-based restricted stock. For a list of earned vested stock options, see the "Outstanding Equity Awards at Fiscal 2025 Year-End" table beginning on page 57.

	Douglas C. Palladini	Richard F. Westenberger	Emily D. Evert	Allison M. Peterson	Karen G. Smith	Michael D. Casey	Kendra D. Krugman
Base Salary	$3,600,000	$1,550,000	$1,300,000	$1,500,000	$1,190,000	$4,020,000	$1,550,000
Cash Incentive Compensation (a)	1,225,200	705,300	443,700	511,900	406,100	—	482,900
Health and Other Benefits	31,152	34,238	—	32,367	—	51,353	12,964
Stock Value (b)	6,533,760	2,562,874	2,618,418	1,503,960	1,172,226	2,773,661	—
Total	$11,390,112	$4,852,412	$4,362,118	$3,548,227	$2,768,326	$6,845,014	$2,045,864

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2025 described in more detail under the heading "Annual Cash Incentive Compensation" above.

(b) Assumes acceleration of the executive's equity awards upon a change of control.

PAY RATIO DISCLOSURE

The following information about the relationship between the compensation of our employees and the compensation of Mr. Palladini, our Chief Executive Officer & President (our Principal Executive Officer, or "PEO," for fiscal 2025), is provided in compliance with the requirements of Item 402(u) of Regulation S-K (the "Pay Ratio Disclosure Requirement"). In fiscal 2025, the total compensation of our median-compensated employee was $13,844.

We selected a new median employee in fiscal 2025 due to last year's median employee departing the Company in fiscal 2025.

Our median employee is a part-time employee at one of our U.S. retail store locations whose annual total compensation for fiscal 2025 (as calculated pursuant to Item 402(c)(2)(x) of Regulation S-K) was $13,844. The annual total compensation for fiscal 2025 for our PEO was $7,496,679. The resulting ratio of our PEO's pay to the pay of our median employee for fiscal 2025 was 542:1.

METHODOLOGY TO IDENTIFY OUR MEDIAN EMPLOYEE

In order to identify our median employee, we began with a list of all of our employees, world-wide, who were employed by Carter's or one of its wholly-owned subsidiaries on October 1, 2025. Of these employees, approximately 43% were full-time employees, 60% were part- time employees, and 11% were seasonal or temporary employees. Approximately 76% of our employees were employed in our retail stores in North America, and approximately 77% of those retail employees were part-time.

We then calculated each employee's compensation for 2025. When making this calculation, we:

- consistently used each employee's total salary for the 2025 calendar year as stated on the gross compensation line on their Form W-2 (or international equivalent);

- annualized salaries for those full-time and part-time employees that were not employed for the full calendar year of 2025 (but we did not annualize seasonal or temporary employee data);

- excluded benefits, such as health care contributions; and

- for compensation paid in currencies other than U.S. dollars, applied an exchange rate into U.S. dollars that was based on rates published by xe.com on October 1, 2025.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies—including companies in our peer group—may not be comparable to the pay ratio reported above. Other companies may have different employment and compensation practices, different geographic breadth, perform different types of work, and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. This information is being provided for compliance purposes. Neither the Compensation & Human Capital Committee nor management of the Company used the pay ratio measure in making compensation decisions.

PAY VERSUS PERFORMANCE DISCLOSURE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, the table summarizing executive compensation paid versus financial performance measures for our five most recently completed fiscal years is set forth below:

Year (a)	Summary Compensation Table Total for Michael D. Casey (b)	Compensation Actually Paid to Michael D. Casey[1] (c)	Summary Compensation Table Total for Douglas C. Palladini (b)	Compensation Actually Paid to Douglas C. Palladini [2] (c)	Summary Compensation Table Total for Richard F. Westenberger (b)	Compensation Actually Paid to Richard F. Westenberger [3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[4] (e)
2025	$ 387,185	$ (1,952,845)	$ 7,496,679	$ 7,176,879	$ 3,964,938	$ 2,979,091	$ 2,309,931	$ 1,273,085
2024	9,146,769	2,030,618	—	—	—	—	2,242,388	586,590
2023	10,088,133	7,858,875	—	—	—	—	3,061,079	2,624,467
2022	8,606,754	4,760,564	—	—	—	—	2,264,230	1,619,056
2021	11,056,385	13,931,119	—	—	—	—	3,801,288	4,249,437

Year (a)	Value of Initial Fixed $100 investment based on:		Net Income (dollars in thousands)[7] (h)	Adjusted Operating Income (dollars in thousands)[8] (i)
	Total Shareholder Return[5] (f)	Peer Group Total Shareholder Return[6] (g)		
2025	$ 41.57	$ 68.73	$ 91,796	$ 175,991
2024	66.48	75.04	185,509	286,550
2023	87.61	79.40	232,500	327,816
2022	83.53	73.49	250,038	388,171
2021	109.08	112.50	339,748	500,764

(1) The dollar amounts reported in the column "Compensation Actually Paid to Michael D. Casey" (column (c)) represent the amount of Compensation Actually Paid to Michael Casey, our former CEO, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the CEO during the applicable year.

(2) The dollar amounts reported in the column "Compensation Actually Paid to Douglas C. Palladini" (column (c)) represent the amount of Compensation Actually Paid to Mr. Palladini, our Chief Executive Officer & President, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the CEO during the applicable year.

(3) The dollar amounts reported in the column "Compensation Actually Paid to Richard F. Westenberger" (column (c)) represent the amount of Compensation Actually Paid to Mr. Westenberger, who served as Interim Chief Executive Officer & President from January 5, 2025 through April 3, 2025, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the CEO during the applicable year. To calculate Compensation Actually Paid to the CEO, for each of the years shown, the following amounts were deducted from and added to Summary Compensation Table total compensation:

Year	PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation for Michael D. Casey			
	Summary Compensation Table Total	Deductions from Summary Compensation Table Total[i]	Equity Award Adjustments[ii]	Compensation Actually Paid
2025	$ 387,185	$ —	(2,340,030)	$ (1,952,845)
2024	9,146,769	(6,976,664)	(139,487)	2,030,618
2023	10,088,133	(6,500,098)	4,270,840	7,858,875
2022	8,606,754	(6,500,136)	2,653,947	4,760,564
2021	11,056,385	(6,500,323)	9,375,057	13,931,119

	PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation for Douglas C. Palladini			
Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total[i]	Equity Award Adjustments[ii]	Compensation Actually Paid
2025	$ 7,496,679	$ (4,955,424)	$ 4,635,624	$ 7,176,879

	PEO Summary Compensation Table Total to Compensation Actually Paid Reconciliation for Richard F. Westenberger			
Year	Summary Compensation Table Total	Deductions from Summary Compensation Table Total[i]	Equity Award Adjustments[ii]	Compensation Actually Paid
2025	$ 3,964,938	$ (1,900,195)	$ 914,348	$ 2,979,091

(i)   Represents the grant date fair value of equity-based awards granted each year, as shown in the Stock Awards column of the Summary Compensation Table.

(ii)   Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining Compensation Actually Paid for each year shown under generally accepted accounting principles. The fair value of our performance-based restricted stock is calculated based on the probable outcome of the performance conditions determined as of the last day of the fiscal year and our closing stock price on such day. The determination of equity award adjustments to Summary Compensation Table total compensation is detailed in the supplemental table below.

	PEO Equity Component of Compensation Actually Paid for Michael D. Casey						
Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$—	$(1,226,660)	$—	$(1,113,370)	—	—	$(2,340,030)
2024	3,470,704	(3,882,120)	—	271,929	—	—	(139,487)
2023	5,587,004	(1,441,983)	—	125,819	—	—	4,270,840
2022	4,923,201	(1,890,720)	—	(378,534)	—	—	2,653,947
2021	6,710,481	2,626,294	—	38,282	—	—	9,375,057

	PEO Equity Component of Compensation Actually Paid for Douglas C. Palladini						
Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$4,635,624	$—	$—	$—	—	—	$4,635,624

	PEO Equity Component of Compensation Actually Paid for Richard F. Westenberger						
Year	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$1,452,898	$(467,418)	$—	$(71,132)	—	—	$914,348

(4) The dollar amounts reported in the column "Average Compensation Actually Paid to Non-PEO NEOs" (column (e)) represent the average amount of Compensation Actually Paid to the non-CEO named executive officers ("Non-CEO NEOs") as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the Non-CEO NEOs during the applicable year. The Non-CEO NEOs reflected in columns (d) and (e) consist of the following individuals for each of the years shown: 2025—Emily Evert, Allison Peterson, Karen Smith, and Kendra Krugman; 2024—Richard Westenberger, Kendra Krugman, Allison Peterson, Raghu Sagi, and Brian Lynch; 2023—Richard Westenberger, Brian Lynch, Kendra Krugman, and Julie D'Emilio; 2022—Richard Westenberger, Brian Lynch, Patrick Moore, and Kendra Krugman; 2021—Richard Westenberger, Brian Lynch, Patrick Moore, and Peter Smith. To calculate Compensation Actually Paid to our Non-CEO NEOs for each of the years shown, the following amounts were deducted from and added to Summary Compensation Table total compensation.

Year	Average Non-PEO NEOs Summary Compensation Table Total to Compensation Actually Paid Reconciliation*			
	Summary Compensation Table Total	Deductions from Summary Compensation Table Total(i)	Equity Award Adjustments(ii)	Compensation Actually Paid
2025	$2,309,931	$(1,100,078)	$63,232	$1,273,085
2024	2,242,388	(1,680,057)	24,259	586,590
2023	3,061,079	(1,662,929)	1,226,317	2,624,467
2022	2,264,230	(1,313,039)	667,866	1,619,056
2021	3,801,288	(1,987,866)	2,436,014	4,249,437

* Amounts in rows may not add exactly to the total due to rounding.

(i) Represents the grant date fair value of equity-based awards granted each year, as shown in the Stock Awards column of the Summary Compensation Table.

(ii) Reflects the value of equity-based awards calculated in accordance with the SEC methodology for determining Compensation Actually Paid for each year shown under generally accepted accounting principles. The fair value of our performance-based restricted stock is calculated based on the probable outcome of the performance conditions determined as of the last day of the fiscal year and our closing stock price on such day. The determination of equity award adjustments to SCT total compensation is detailed in the supplemental table below.

Year	Average Non-PEO NEOs Equity Component of Compensation Actually Paid						
	Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested as of Year End	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years and Outstanding and Unvested as of Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that were Forfeited in the Year	Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$1,125,347	$(443,311)	$—	$(148,910)	$(469,894)	$—	$63,232
2024	1,140,756	(919,949)	—	124,924	(321,472)	—	24,259
2023	1,476,966	(269,558)	—	18,909	—	—	1,226,317
2022	994,495	(272,340)	—	(54,289)	—	—	667,866
2021	2,052,134	372,284	—	11,596	—	—	2,436,014

(5) The amounts in the column "Total Shareholder Return" (column (f)) are calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming reinvestment of all dividends, if any, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(6) Represents the weighted peer group Total Shareholder Return, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the S&P Composite 1500 Apparel, Accessories & Luxury Goods.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Management defines and calculates Adjusted Operating Income as Operating Income as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items. Adjusted Operating Income is a non-GAAP measure. A reconciliation of Operating Income to Adjusted Operating Income can be found in the Appendix to this Proxy Statement.

PAY VERSUS PERFORMANCE LIST OF IMPORTANT FINANCIAL MEASURES

The list below consists of our most important performance measures used to link "Compensation Actually Paid" to our NEOs for our performance, over the fiscal year ending January 3, 2026. These measures are used to determine annual incentive payouts and are also key metrics under our performance-based restricted stock awards. The performance measures included in this list are not ranked by relative importance:

- Net Sales
- Adjusted Operating Income
- Adjusted Diluted EPS
- Operating Cash Flow

Net Sales and Operating Cash Flow are calculated in accordance with generally accepted accounting principles. As noted above, management defines and calculates Adjusted Operating Income as Operating Income as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items, and management defines Adjusted Diluted EPS as Diluted EPS as calculated under generally accepted accounting principles, excluding infrequent or extraordinary items.

PAY VERSUS PERFORMANCE DESCRIPTIVE DISCLOSURE

Actual compensation paid ultimately depends on 1) the ability to meet the specific Company targets (net sales, adjusted operating income, adjusted diluted EPS, and operating cash flow) and/or the progress in meeting the specific Company targets and 2) the performance of the Company's stock price.

The following graph summarizes the relationship between Total Shareholder Return ("TSR") and executive compensation actually paid to the CEO and the Non-CEO NEOs and the relationship between the TSR of the Company and its peer group over the last four completed years:



The following graph summarizes the relationship between the adjusted operating income and net income performance measures included in the table and the executive compensation actually paid to the CEO and the Non-CEO NEOs over the last five completed years:



■ Doug Palladini - Actual Pay	■ Richard Westenberger - Actual Pay
■ Michael Casey- Actual Pay	■ NEO Average Actual Pay
●— Net Income	●— Adjusted Operating Income

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS

The Company has a written policy that requires all transactions with related persons required to be disclosed under Item 404(a) of Regulation S-K, promulgated under the Exchange Act, to be reviewed by our Chief Financial Officer & Chief Operating Officer and our Chief Administrative & Compliance Officer, Corporate Secretary (or their designees) with our Audit Committee and approved by our Audit Committee. In connection with exercising such oversight, the Audit Committee reviewed and approved the following related party transaction.

Prior to her appointment as Chief Strategy Officer of the Company in August 2025, Emily D. Evert was a managing director and partner at The Boston Consulting Group, Inc. ("BCG"), a global strategic management consulting firm.

In fiscal 2024, the Company engaged BCG to provide general consulting services and to support operating model improvement initiatives in fiscal 2025. The aggregate fees paid to BCG were approximately $4.9 million in fiscal 2024 and $14.8 million in fiscal 2025. These transactions were entered into with BCG prior to Ms. Evert's joining the Company and the engagements with BCG were entered into on terms Management believes to be consistent with those negotiated in an arm's-length transaction with an unrelated third party.

The Company considers the following to be related parties: any director or executive officer of the Company; any nominee for election as a director; any security holder who is known to the Company to own more than five percent of any class of the Company's voting securities; and any member of the immediate family of any of the parties listed above including such party's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of Carter's common stock owned by each of the following parties as of the record date of March 20, 2026, or as of such other date as indicated: (a) each person known by Carter's to own beneficially more than five percent of the outstanding common stock; (b) our NEOs; (c) each director; and (d) all directors and executive officers as a group. Unless otherwise indicated below, the holder's address is 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326.

Name of Beneficial Owner	Shares	Percent
BlackRock, Inc. (1)	5,282,565	14.3%
RWWM, Inc. (2)	2,574,729	7.0%
Michael D. Casey (3)	367,091	1.0%
Emily D. Evert (3)	97,468	*
Kendra D. Krugman (3)	87,833	*
Douglas C. Palladini (3)	354,168	*
Allison M. Peterson (3)	67,723	*
Karen G. Smith (3)	55,575	*
Richard F. Westenberger (3)	183,923	*
Rochester Anderson, Jr.	13,037	*
Jeffrey H. Black	13,037	*
Hali Borenstein	17,007	*
Luis Borgen	13,405	*
Jevin S. Eagle	22,729	*
Mark P. Hipp	16,918	*
William J. Montgoris	49,612	*
Stacey S. Rauch	13,037	*
Gretchen W. Schar	17,475	*
Stephanie P. Stahl	13,037	*
All directors, including nominees, and current executive officers as a group (19 persons) (3)	1,168,162	3.2%

* Indicates less than 1% of our common stock.

(1) This information is based on Schedule 13G/A filed with the SEC on July 17, 2025. BlackRock, Inc. has sole voting power covering 5,194,680 shares and sole dispositive power covering 5,282,565 shares of our common stock. The address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(2) This information is based on Schedule 13G/A, filed with the SEC on March 6, 2026. RWWM Inc. has sole dispositive power covering 2,566,125 and shared dispositive power covering 8,604 shares of our common stock; RWWM Inc. 401(k) Profit Sharing Plan has shared voting power covering 8,604 shares of our common stock; Scott P. Roseman has shared voting power covering 8,604 shares and shared dispositive power covering 2,574,729 of our common stock: and Aaron J. Wagner has sole voting power covering 849 shares and shared voting power covering 8,864 shares and sole dispositive power covering 849 shares and shared dispositive power covering 2,574,729 of our common stock. The address for each entity is 4970 Rocklin Road, Suite 200, Rocklin, California 95677.

(3) This amount includes the (a) number of shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 20, 2026, and (b) shares of unvested restricted stock and unvested performance-based restricted stock. See the detail for each NEO and all current executive officers as a group below.

Name	Owned & Vested Common Stock	Exercisable Stock Options	Restricted Common Stock	Unvested Performance-Based Restricted Stock
Douglas C. Palladini	—	—	161,347	192,821
Richard F. Westenberger	83,588	12,048	53,383	34,904
Emily D. Evert	—	—	86,308	11,160
Allison M. Peterson	7,663	—	48,900	11,160
Karen G. Smith	10,985	—	27,746	16,844
Michael D. Casey	327,431	—	—	39,660
Kendra D. Krugman	87,833	—	—	—
All current executive officers as a group	517,500	12,048	377,684	306,549

DELINQUENT SECTION 16 REPORTS

Section 16(a) of the Securities Exchange Act requires that the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's common stock, file initial reports of ownership and changes in ownership with the SEC. Based on a review of the copies of such forms furnished to the Company with respect to fiscal 2025, the Company believes that all forms were filed in a timely manner during fiscal 2025.

PROPOSAL NUMBER TWO: ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION

The Compensation Discussion and Analysis section of this proxy statement beginning on page 33 describes Carter's executive compensation program and the compensation decisions that the Compensation and Human Capital Committee and Board of Directors made in fiscal 2025 with respect to the compensation of Carter's NEOs.

Carter's is committed to achieving long-term, sustainable growth and increasing stockholder value. Carter's compensation program for its NEOs is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of the NEOs' total direct compensation to Carter's performance in the form of incentive compensation.

The Board of Directors is asking stockholders to cast a non-binding, advisory vote **FOR** the following resolution:

> "RESOLVED, that the compensation paid to Carter's NEOs, as disclosed in Carter's Proxy Statement for the 2026 Annual Meeting of Stockholders, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This proposal is commonly referred to as the "say-on-pay" vote and is required pursuant to Section 14A of the Exchange Act. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the policies and practices described in this proxy statement. Although the vote we are asking you to cast is non-binding, the Compensation & Human Capital Committee and the Board value the views of our stockholders and intend to consider the outcome of the vote when determining future compensation arrangements for our NEOs.

The Board recommends a vote FOR the approval of compensation of Carter's NEOs as disclosed in this proxy statement.

VOTE REQUIRED

Because this Proposal Number Two asks for a non-binding, advisory vote, there is no required vote that would constitute approval. We value the opinions expressed by our stockholders in this advisory vote, and our Compensation & Human Capital Committee will consider the outcome of the vote when designing our compensation programs and making future compensation decisions for our NEOs. Abstentions and broker non-votes, if any, will not have any impact on this advisory vote.

PROPOSAL NUMBER THREE: APPROVAL OF THE COMPANY'S AMENDED AND RESTATED EQUITY INCENTIVE PLAN

Introduction and Background

The Company's Amended and Restated Equity Incentive Plan, as adopted on April 15, 2001 and approved by stockholders on August 15, 2001, and subsequently amended, restated and renamed (the "Existing Equity Incentive Plan"), provides for the grant or award of stock options, stock appreciation rights, restricted stock, unrestricted stock, deferred stock, and performance awards to eligible employees and directors. To date, we have granted stock options and restricted stock awards, subject to time and/or performance vesting, under the Existing Equity Incentive Plan, including the grants to the NEOs shown above in this proxy statement. We believe that the grants awarded under the Existing Equity Incentive Plan help with retention of our NEOs and other executives and key personnel and also serve to link a portion of their compensation to measures of our performance to provide an incentive for successful long-term strategic management of the Company. The Compensation & Human Capital Committee (the "Committee"), the Board, and the Company's management believe it is in the best interest of the Company and its stockholders to amend and restate the Existing Equity Incentive Plan (as amended and restated, the "Equity Incentive Plan") to, among other things, increase the number of shares available for issuance. In recommending that the Board adopt the Equity Incentive Plan, the Committee, along with its independent compensation consultant, considered our historical and expected usage of equity compensation (also referred to as burn rate), the number of shares remaining for awards under the Existing Equity Incentive Plan, potential dilution from the Equity Incentive Plan, the importance of continuing the Company's long-standing successful compensation program, the number of shares relative to our peers and anticipated grant practices, and the potential effect of the Equity Incentive Plan on our stockholders. The Committee also indicated its desire to seek approval of a number of shares that are expected to allow the Company to award equity compensation for the next three years before again needing to seek stockholder approval. Accordingly, our stockholders are being asked to approve the Equity Incentive Plan. We believe that the increase in shares available for awards under the Equity Incentive Plan is essential to our continued success in attracting, retaining, motivating and rewarding our employees and directors and therefore, the amendment and restatement is in the best interests of the Company and our stockholders.

The Existing Equity Plan will be amended and restated to:

- Increase the maximum number of shares of stock available for delivery under the Equity Incentive Plan to 20,778,392 shares, which consists of 582,345 shares of previously authorized, but unissued, equity (as of the Record Date) under the Existing Equity Incentive Plan and 2,000,000 newly authorized shares;

- Remove the fungible share limit (i.e., where stock options and stock appreciation rights count against the Equity Incentive Plan's share limit as 1.46 shares for every one share of stock underlying the award);

- Add a one-year minimum vesting requirement for all awards, except for up to 5% of the shares of stock available for issuance under the Equity Incentive Plan and certain assumed and substituted awards in a corporate transaction; and

- Specifically prohibit the payment of dividends and dividend equivalents on unvested awards.

In light of these changes, the Equity Incentive Plan is being submitted to stockholders for approval at the Annual Meeting (as described more fully below under "Vote Required").

As of March 20, 2026, there were 1,382,068 shares of our stock subject to outstanding unvested restricted stock awards (time-based and performance-based) and 100,123 shares of our stock subject to outstanding stock options, with a weighted average exercise price of $103.27 and a weighted

average remaining term of 1.21 years. The market value of the stock underlying these outstanding restricted stock awards and stock options was approximately $50,735,398, based on the closing price of our stock on March 20, 2026.

The modifications described above and the following descriptions of the Equity Incentive Plan are each a summary of the principal features of the Equity Incentive Plan but may not contain all the information you may wish to know. We encourage you to review the entire text of the Equity Incentive Plan which is attached hereto as Appendix B. The Equity Incentive Plan is not qualified under Section 401 of the Code nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Board and the Committee have approved the Equity Incentive Plan, subject to stockholder approval.

The Company intends to file a registration statement under the Securities Act of 1933, as amended, covering additional shares of common stock reserved for issuance under the Equity Incentive Plan after approval of the Equity Incentive Plan.

Summary of the Equity Incentive Plan

Purpose. The Equity Incentive Plan enhances the Company's ability to continue to attract and retain key employees and directors, reward such individuals for their contributions, and encourage such individuals to take into account the long-term interests of the Company and its subsidiaries. To this end, the Equity Incentive Plan permits the Company to grant a variety of stock-based awards and related benefits, including stock options, stock appreciation rights, restricted or unrestricted stock awards, promises to deliver stock in the future, and rights to receive stock based on performance.

Eligibility and Participation. Directors and key employees who, in the opinion of the Equity Incentive Plan's administrator, are in a position to make a significant contribution to the success of the Company and its subsidiaries will be eligible to receive awards under the Equity Incentive Plan. As of March 20, 2026, the Company estimated it had approximately 167 employees and directors eligible to receive awards under the Equity Incentive Plan.

Effective Date and Term. If Proposal Number Three is approved, the effective date of the Equity Incentive Plan will be February 19, 2026, the date our Board of Directors approved the Equity Incentive Plan; however, except as provided in the Equity Incentive Plan, any award under the Equity Incentive Plan made prior to stockholder approval of the Equity Incentive Plan shall be subject to the terms of the Existing Equity Incentive Plan (as in effect prior to its amendment and restatement to be approved at this Annual Meeting). Although the number of shares that may be granted under the Equity Incentive Plan is limited, as described below, there is no time limit on the duration of the Equity Incentive Plan itself.

Administration. The Equity Incentive Plan is administered by, or under the direction of, the Committee (the "Administrator"). The Administrator will set the terms of all awards including the exercise price for awards that have one. Subject only to the limitations provided in the Equity Incentive Plan, the Administrator has discretionary authority to interpret the Equity Incentive Plan; determine eligibility for and grant awards; determine, modify, or waive the terms and conditions of any award; prescribe forms, rules, and procedures; and otherwise do all things necessary to carry out the purposes of the Equity Incentive Plan.

Shares Subject to the Equity Incentive Plan

Number of Shares. Subject to possible adjustment as described in Appendix B, the aggregate maximum number of shares of common stock that may be delivered in satisfaction of awards under the Equity Incentive Plan is 20,778,392 (assuming the Equity Incentive Plan is approved by stockholders). This represents an increase of 2,000,000 shares from the number of shares of common stock that could be delivered under the Existing Equity Incentive Plan (18,778,392), of which 542,178 remained available for future grants and awards as of the Record Date. This amount is subject to adjustment in

the event of certain changes in our capitalization as described below. In addition, the actual share limit that will be set forth in the final terms of the Equity Incentive Plan will reflect incremental changes in the number of shares of stock remaining available under the Existing Equity Incentive Plan to reflect issuances and forfeitures of equity awards following our March 20, 2026 record date through the effective date of the Equity Incentive Plan (assuming stockholder approval).

With respect to stock appreciation rights, if such a right is exercised, the number of shares of stock deemed to have been issued under the Equity Incentive Plan will be reduced by the aggregate number of shares subject to the stock appreciation right and not just the number of shares actually delivered upon exercise of the stock appreciation right. If shares of common stock are withheld from an award granted under the Equity Incentive Plan in order to satisfy tax withholding obligations, the number of shares of stock deemed to have been issued under the Equity Incentive Plan will be the aggregate number of shares subject to the award or the portion of the award that was exercised or settled and not the net number of shares actually issued. No incentive stock options may be granted under the Equity Incentive Plan.

If any award granted under the Equity Incentive Plan terminates, or is otherwise forfeited in whole or in part, before it is fully exercised, or upon exercise is satisfied other than by delivery of stock, the number of shares as to which such award was not exercised shall be available for future grants.

Individual Award Limits. The maximum number of shares of stock with respect to which stock options or stock appreciation rights may be granted to any person in any calendar year and the maximum number of shares of stock subject to stock appreciation rights granted to any person in any calendar year will each be 1,000,000. The maximum benefit that may be paid to any person under other awards in any calendar year will be, to the extent paid in shares, 1,000,000 shares (or their value in dollars).

Adjustments to Awards

In the event of a stock dividend, stock split, or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Equity Incentive Plan and to the maximum share limits on awards to individual participants. The Administrator will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, any exercise prices relating to awards, and any other provision of awards affected by such change. In general, such adjustments may be made only if and to the extent that such adjustments will not constitute a modification, extension or renewal of such awards under Section 424(h)(3) of the Code (in the case of incentive stock options), a modification under Section 409A of the Code (in the case of nonstatutory stock options), or adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act.

Shares to be Delivered. Shares delivered under the Equity Incentive Plan will be authorized but unissued common stock, or previously issued common stock that we acquire and hold in our treasury. No fractional shares will be delivered under the Equity Incentive Plan.

Awards

Stock Options. The Administrator may from time to time award stock options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of our common stock within a specified period of time at a specified price and subject to other terms and conditions. Only non-statutory options may be granted under the Equity Incentive Plan. The expiration date of a stock option cannot be more than ten years after the date of the original grant. The exercise price of any option granted under the Equity Incentive Plan cannot be less than the fair market value of the underlying stock on the date of grant. The Administrator also determines all other terms and conditions related to the exercise of a stock option, including the consideration to be paid, if any, for the grant of the stock options, the time at which stock options may be exercised, and conditions related to the exercise of stock options.

Stock Appreciation Rights. The Administrator may grant stock appreciation rights under the Equity Incentive Plan. A stock appreciation right entitles the holder upon exercise to receive common stock equal in value to the excess of the fair market value of the shares of stock subject to the right over the fair market value of such shares on the date of grant. The expiration date of a stock appreciation right cannot be more than ten years after the date of the original grant.

Restricted and Unrestricted Stock Awards; Deferred Stock. The Equity Incentive Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Awards of restricted and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or resold to us unless specified conditions are met such as vesting requirements. Other awards under the Equity Incentive Plan may also be settled with restricted stock. The Equity Incentive Plan also provides for deferred stock grants entitling the recipient to receive shares of common stock in the future on such conditions as the Committee may specify.

Performance Awards. The Committee may also make awards subject to the satisfaction of specified performance criteria. Whether a performance award results in payment to a participant will depend on the extent to which the performance goals or other conditions established by the Committee are satisfied at the end of the performance period. The performance criteria used in connection with a particular performance award will be determined by the Committee during the first 90 days of the applicable performance period based on one or more of criteria, including, but limited to: sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. The performance goals can be established on an absolute or relative basis to measure the performance of the Company as a whole, or any division, subsidiary, line of business, operational unit, project or geographical basis of the Company, or as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate.

Following the completion of a performance period, the Committee will certify in writing whether, and to what extent, the performance goals have been achieved and, if so, calculate and certify in writing the amount of the performance awards earned for the period. The Committee will have the discretion to adjust downward, the amount of the performance award that is earned and payable.

The Committee, in its evaluation of the achievement of the performance goals, may adjust the calculation by including or excluding the following events to prevent the dilution or enlargement of the award: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) unusual and/or infrequently occurring items as presented in the Company's financial statements; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company's fiscal year.

Vesting. Awards granted after the stockholders approve the Equity Incentive Plan may not vest prior to the one-year anniversary of the date of grant; provided, however, that the following awards are not subject to this minimum vesting requirement: (a) awards granted pursuant to an assumption of, or substitution for, another award in connection a "covered transaction" (as defined in the Equity Incentive Plan) or similar corporate transaction and (b) up to 5% of the number of shares of stock available for

issuance under the Equity Incentive Plan (including the shares that become available for issuance again under the Equity Incentive Plan).

Dividends & Dividend Equivalents. With the exception of stock options and stock appreciation rights, the Committee may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to stock subject to an award, consistent with an exemption from or, in compliance with, the requirements of Section 409A of the Code. However, dividends, dividend equivalents or similar entitlements are subject to the same restrictions and vesting conditions that apply to the underlying award and will be paid (without interest) in accordance with the terms of the underlying award (if not forfeited).

Non-Transferability. No award may be transferred other than by will or by the laws of descent and distribution, and during a participant's lifetime an award may be exercised only by him or her; provided, however, that the foregoing provisions shall not prohibit the transfer of (a) an award of unrestricted stock or (b) an award of restricted stock after such award ceases to be subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

Treatment of Awards in Connection with a Covered Transaction. For purposes of the Equity Incentive Plan, a "covered transaction" generally means any of the following: (a) an acquisition of Company stock by a person (or more than one person acting as a group) that, together with the stock already held by such person or group, result in such person or group owning more than 50% of the total value or total voting power of the Company; (b) a person (or more than one person acting as a group) acquiring more than 50% of the Company's stock; (c) a change in composition of a majority of the members of the Board; or (d) a sale of substantially all of the Company's assets. In connection with a "covered transaction," the Administrator may provide for the assumption or substitution of some or all outstanding awards by the acquirer or survivor. If there is no assumption or substitution, then except as otherwise provided in the award agreement, awards will generally be treated as follows:

- Stock appreciation rights will become fully exercisable and such shares issued, and the delivery of shares of stock issuable under each outstanding deferred stock award will be accelerated, in each case on a basis that gives the holder the opportunity to participate as a stockholder in the covered transaction.

- With respect to restricted stock awards, all forfeiture and transfer restrictions will lapse, unless the Administrator determines that the amounts paid in respect of such restricted stock in connection with the covered transaction should be placed in escrow or otherwise made subject to such restrictions in order to carry out the intent of the Equity Incentive Plan.

- With respect to stock options, the Administrator may, in its sole discretion, (a) make any outstanding stock options exercisable in part or in full, (b) remove any performance or other conditions or restrictions on any stock options, and/or (c) cancel the stock options in exchange for a payment equal to the difference between the option exercise price and the fair market value of the Company's stock.

Notwithstanding any provision of the Equity Incentive Plan to the contrary, in the event of a covered transaction, the Administrator may in its discretion and upon at least five days' advance notice, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share of Stock received or to be received by other stockholders of the Company. In the case of any stock option or stock appreciation right with an exercise price that equals or exceeds the price to be paid for a share of stock in connection with the "covered transaction," the Administrator may cancel the award without the payment of consideration therefor.

If an award is substituted and within two years following the "covered transaction," the employee is terminated by the successor employer without "cause" (as defined in the Equity Incentive Plan) or if the employee is an executive officer (who is subject to reporting under Section 16 of the Exchange Act) and

the employee terminates his or her employment for "good reason" (as defined in the Equity Incentive Plan) then, unless otherwise provided in an award agreement: (a) all stock options and stock appreciation rights will become immediately vested and exercisable, (b) all restrictions on restricted stock will lapse, (c) performance awards will vest with respect to each performance measurement tranche completed during the performance period prior to termination (or, if the performance period is not divided into separate performance measurement tranches, then proportionately), with payment to be made based on the greater of target performance or actual performance in cash or in stock, and (d) the delivery of shares issuable under deferred stock awards will be accelerated.

Effect, Discontinuance, Cancellation, Amendment, and Termination. Neither adoption of the Equity Incentive Plan nor the grant of awards to a participant shall affect our right to make awards to such participant that are not subject to the Equity Incentive Plan, to issue shares to such participant as a bonus or otherwise, or to adopt other plans or compensation arrangements under which shares may be issued.

The Administrator may at any time discontinue granting awards under the Equity Incentive Plan. With the consent of the participant, the Administrator may at any time cancel an existing award in whole or in part and grant another award for such number of shares as the Administrator specifies. The Administrator may, but is not obligated to, at any time amend the Equity Incentive Plan or any outstanding award for the purpose of satisfying the requirements of Section 409A or Section 422 of the Code, or of any changes in applicable laws or regulations or for any other purpose that may at the time be permitted by law, or may at any time terminate the Equity Incentive Plan as to any further grants of awards. However, except to the extent expressly required by the Equity Incentive Plan, no such amendment may materially adversely affect the rights of any participant (without his or her consent) under any award previously granted, nor may such amendment, without the approval of the stockholders, effectuate a change for which stockholder approval is required under the listing standards of the NYSE or in order for the Equity Incentive Plan to continue to qualify for the award of incentive stock options under Section 422 of the Code.

The Equity Incentive Plan prohibits, without stockholder approval, the "re-pricing" of any award, which includes (i) a lowering of the exercise price, (ii) the cancellation of an outstanding stock option or SAR accompanied by the grant of a replacement award of the same or a different type and (iii) the cancellation of a stock option or SAR whose exercise price is greater than the fair market value of such award accompanied by the payment of cash to the participant.

Clawback

All awards granted under the Equity Incentive Plan, including shares of stock or other cash or property received with respect to the award, are subject to reduction, cancellation, forfeiture and recoupment to the extent necessary to comply with any clawback, recovery, recoupment or other similar policy, including the Carter's, Inc. Clawback Policy, as in effect from time to time. The Administrator may impose such other clawback, recovery or recoupment provisions as are necessary or appropriate. By accepting an award, a holder agrees to be bound by any clawback policy.

Federal Tax Effects

The following discussion summarizes the material Federal income tax consequences of the awards under the Equity Incentive Plan, based on the federal income tax laws in effect on the date of this proxy statement. The summary does not purport to be a complete description of federal tax consequences that may be associated with the Equity Incentive Plan, nor does it cover state, local, or non-United States taxes.

Non-Statutory Options. In general, an optionee realizes no taxable income at the time of the grant of a non-statutory option, but realizes ordinary income in connection with the exercise of the option in an amount equal to the excess of the fair market value of the shares at the time of exercise over the exercise price. A corresponding deduction is available to the Company. Any gain or loss recognized

upon a subsequent sale or exchange of the shares is treated as a long-or short-term capital gain or loss, depending on the period the shares are held, for which we are not entitled to a deduction.

Restricted Stock. A participant will not recognize any taxable income upon an award of restricted stock if such shares are not transferable and are subject to a substantial risk of forfeiture. Generally, the participant will recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time such shares become transferable or are no longer subject to a substantial risk of forfeiture. This tax treatment will generally apply unless the participant elects, pursuant to Section 83(b) of the Code, to be taxed at the award date based on the fair market value of the shares on the award date. Assuming compliance with the applicable tax withholding and reporting requirements, the Company will be entitled to a tax deduction equal to the amount of ordinary income recognized by the participant in connection with his or her restricted stock award in the same tax year in which the participant recognizes that ordinary income. Dividends paid with respect to restricted stock will be taxable as compensation income to the participant; provided that if a participant makes an election pursuant to Section 83(b) of the Code (as discussed above), any dividends paid with respect to that restricted stock will be treated as dividend income rather than compensation income.

Performance Awards, Deferred Stock, Dividends and Dividend Equivalents. The grant of performance awards, deferred stock, dividends, dividend equivalents or similar entitlements generally should not result in the recognition of taxable income by the participant or a tax deduction by the Company. Upon the settlement or payment of such an award, the participant will generally have taxable ordinary income equal to the amount of any cash received (before applicable tax withholding) or the then-current fair market value of the shares of stock received, and the Company will have a corresponding tax deduction. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the participant and the Company will be similar to the tax consequences for restricted stock, described above. If the award consists of unrestricted shares of stock, the participant will immediately recognize taxable ordinary income equal to the fair market value of those shares on the date of the award, and the Company will be entitled to a corresponding tax deduction.

Withholding. The Company will have the right to deduct any federal, state, local, or foreign taxes required by law to be withheld from all awards paid in cash. If awards are paid in shares of stock, the Company may withhold a portion of the shares issuable to the participant, the fair market value of which equals such withholding taxes.

Section 409A. Section 409A of the Code governs deferred compensation arrangements. The Company intends that awards under the Equity Incentive Plan will generally not be subject to the provisions of Section 409A. If an award may be covered by Section 409A, the Company may unilaterally make changes to the award to the extent necessary to avoid adverse tax treatment under Section 409A. If an award constitutes nonqualified deferred compensation and fails to comply with Section 409A, the award will be subject to immediate taxation and tax penalties in the year the award vests.

Section 280G. Under certain circumstances, the accelerated vesting, exercise or payment of awards under the Equity Incentive Plan in connection with a "change of control" might be deemed an "excess parachute payment" for purposes of the provisions of Section 280G of the Code. To the extent it is so considered, the participant holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and the Company would be denied a tax deduction for the excess parachute payment.

Section 162(m). Under Section 162(m) of the Code, we may not deduct compensation of more than $1 million paid to the Company's "covered employees," which includes (a) any individual who at any time during the taxable year is either our principal executive officer or principal financial officer, or an employee whose total compensation for the tax year is required to be reported to our stockholders because he or she is among the three highest compensated officers for the tax year, other than the

principal executive officer or principal financial officer, and (b) any person who was a covered employee at any time after December 31, 2016.

Plan Benefits. The future benefits or amounts that executive officers, non-management directors, and non-executive officer employees may receive under the Equity Incentive Plan are discretionary and are therefore not determinable at this time.

Information regarding our recent practices with respect to equity-based compensation under the Equity Incentive Plan is presented elsewhere in this proxy statement and in our Annual Report on Form 10-K for the fiscal year ended January 3, 2026.

The foregoing is only a summary of the Equity Incentive Plan and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix B.

The Board recommends a vote FOR the approval of the Equity Incentive Plan.

VOTE REQUIRED

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on this proposal.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's equity compensation plan as of the end of its last fiscal year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders[a]	129,571 [b]	$ 100.51	1,336,742
Equity compensation plans not approved by security holders	—	—	—
Total	129,571	$ 100.51	1,336,742

(a) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc. Amended and Restated Equity Incentive Plan.

(b) The weighted-average contractual life for all outstanding stock options as of fiscal year end was approximately 1.31 years. No such value is included for restricted shares.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's accounting, auditing, and financial reporting process on behalf of the Board. The Audit Committee's charter is available in the investor relations section of our website at ir.carters.com. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States and on the effectiveness of the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the Company's audited financial statements for the year ended January 3, 2026 with management, including a discussion of the quality of financial reporting, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee also discussed with PwC the matters required to be discussed by Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board, relating to communication with audit committees.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with PwC its independence from the Company and the Company's management.

Based on the reviews and discussions described in the preceding paragraphs, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for filing with the SEC.

Submitted by the Audit Committee

Mr. Jeffrey H. Black, Chairperson
Mr. Luis Borgen
Mr. Jevin S. Eagle
Mr. Mark P. Hipp

The Audit Committee Report does not constitute soliciting material and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate the Audit Committee Report by reference therein.

PROPOSAL NUMBER FOUR: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PwC to serve as Carter's independent registered public accounting firm for fiscal 2026. The Board is submitting the appointment of PwC as Carter's independent registered public accounting firm for stockholder ratification and recommends that stockholders ratify this appointment. The Board recommends that stockholders ratify this appointment at the Annual Meeting. Stockholder ratification of the appointment of PwC is not required by law or otherwise. The Board is submitting this matter to stockholders for ratification because the Board believes it to be a good corporate governance practice. If the stockholders do not ratify the appointment, the Audit Committee may reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time during the year if, in its discretion, it determines that such a change would be in Carter's best interest and that of Carter's stockholders. A representative of PwC is expected to virtually attend the Annual Meeting, and he or she will have the opportunity to make a statement and will be available to respond to appropriate questions. For additional information regarding Carter's relationship with PwC, please refer to the Audit Committee Report above.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by PwC. The Audit Committee has pre-approved the use, as needed, of PwC for specific types of services that fall within categories of non-audit services, including various tax services. The Audit Committee receives regular updates as to the fees associated with the services that are subject to pre-approval. Services that do not fall within a pre-approved category require specific consideration and pre-approval by the Audit Committee or, pursuant to a limited delegation of authority by the Audit Committee to its Chair, by the Chair of the Audit Committee. All services rendered by PwC in the table below were pre-approved by the Audit Committee.

The aggregate fees that Carter's incurred for professional services rendered by PwC for fiscal years 2025 and 2024 were as follows:

	2025	2024
Audit Fees	$ 2,761,815	$ 2,331,100
Audit-Related Fees	340,000	—
Tax Fees	140,000	155,000
All Other Fees	2,000	2,000
Total Fees	$ 3,243,815	$ 2,488,100

- *Audit Fees* for fiscal years 2025 and 2024 were for professional services rendered for the integrated audit of the consolidated financial statements and internal control over financial reporting of Carter's, other auditing procedures related to goodwill and intangible asset impairment testing, and related out-of-pocket expenses.

- *Audit-Related Fees* for fiscal 2025 were for pre-implementation work for IT systems. There were no audit-related fees for 2024.

- *Tax Fees* for fiscal years 2025 and 2024 were for tax compliance services.

- *All Other Fees* for fiscal years 2025 and 2024 consisted of software license fees.

**The Board recommends a vote FOR the ratification of the appointment of
PricewaterhouseCoopers LLP as the Company's independent
registered public accounting firm for fiscal 2026.**

VOTE REQUIRED

The approval of Proposal Number Four requires the affirmative vote of a majority of the votes
properly cast at our Annual Meeting. Abstentions will not affect the outcome of this proposal. A
broker or other nominee will generally have discretionary authority to vote on this proposal because
it is considered a routine matter, and, therefore, we do not expect broker non-votes with respect to
this proposal.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting, other than the items referred to above. If any other matter is properly brought before the Annual Meeting for action by stockholders, proxies in the enclosed form returned to Carter's will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

* * *

The following performance graph and return to stockholder information shown below are provided pursuant to Item 201(e) of Regulation S-K promulgated under the Exchange Act. The graph and information are not deemed to be "filed" under the Exchange Act or otherwise subject to liabilities thereunder, nor are they to be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act unless we specifically incorporate them by reference.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Carter's, Inc., the S&P SmallCap 600 Index,
the S&P MidCap 400 Index and the S&P Composite 1500 Apparel, Accessories & Luxury Goods Index



- Carter's, Inc.
- S&P SmallCap 600
- S&P MidCap 400
- S&P Composite 1500 Apparel, Accessories & Luxury Goods

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

QUESTIONS AND ANSWERS ABOUT THE 2026 ANNUAL MEETING

1. WHY AM I RECEIVING THIS PROXY STATEMENT?

The Board of Directors (the "Board") of Carter's, Inc. ("we," "us," "our," "Carter's," or the "Company") is soliciting proxies for our virtual 2026 Annual Meeting of Stockholders on May 13, 2026, at 1:00 p.m. Eastern Time (the "Annual Meeting"). This proxy statement and accompanying proxy card are being mailed on or about April 1, 2026, to stockholders of record as of March 20, 2026, the record date (the "Record Date") for the Annual Meeting.

You are receiving this proxy statement because you owned shares of Carter's common stock on the Record Date and are therefore entitled to vote at the Annual Meeting. By use of a proxy, you can vote regardless of whether or not you attend the Annual Meeting. This proxy statement provides information on the matters on which the Board would like you to vote so that you can make an informed decision.

2. WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

The purpose of the Annual Meeting is to address the following business matters:

1.   Election of the nine nominated directors (see page 26);
2.   Advisory approval of the compensation for our named executive officers for 2025 ("NEOs") (the "say-on-pay" vote) (see page 74);
3.   Approval of the Carter's Amended and Restated Equity Incentive Plan (see page 75)
4.   Ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as Carter's independent registered public accounting firm for fiscal 2026 (see page 84); and
5.   All other business that may properly come before the meeting.

3. WHO IS ASKING FOR MY VOTE?

Carter's is soliciting your proxy on behalf of the Board and is paying for the costs of this solicitation and proxy statement. Okapi Partners LLC has been retained by the Company to assist in the solicitation of proxies for a base fee not to exceed $12,500 (with select additional campaign services to be provided if requested at an additional fee), plus reimbursement for out-of-pocket expenses, to be borne by the Company.

4. WHO CAN ATTEND THE ANNUAL MEETING?

All stockholders of record, or their duly appointed proxies, may attend the virtual Annual Meeting. Beneficial holders who hold shares "in street name" may also be admitted to the virtual Annual Meeting, provided they obtain the appropriate control number from their broker or other nominee in order to access the virtual meeting. As of the Record Date, there were 36,877,450 shares of common stock issued and outstanding.

In order to attend the Annual Meeting, you must register at www.proxydocs.com/CRI. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and the ability to vote and submit questions during the Annual Meeting.

As part of the registration process, you must enter the control number located on your proxy card or voting instruction form. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process.

On the day of the Annual Meeting, May 13, 2026, stockholders may begin to login to the virtual Annual Meeting fifteen minutes prior to the meeting, which will begin promptly at 1:00 p.m. Eastern Time.

5. HOW WILL THE VIRTUAL MEETING WORK?

We have designed the format of the Annual Meeting to provide our stockholders with the same rights and opportunities to participate as they would have at an in-person meeting.

During the Annual Meeting, we will hold a question and answer session during which we intend to answer questions submitted during the meeting that are pertinent to Carter's, as time permits, and in accordance with our Rules and Procedures for Conduct of the Annual Meeting. On the day of and during the Annual Meeting, you can view our Rules and Procedures for Conduct of the Annual Meeting and submit any questions on the virtual meeting platform by using your unique link included in the email that you will receive one hour prior to the start of the Annual Meeting. Answers to any questions not addressed during the meeting will be posted following the meeting on the Investor Relations page of our website at ir.carters.com. Questions and answers will be grouped by topic, and substantially similar questions will be answered only once. To promote fairness, efficiently use Carter's resources, and ensure all stockholder questions are able to be addressed, we will respond to no more than three questions from any single stockholder.

Prior to and during the Annual Meeting, we will have support available to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. The technical support telephone number will be included in the access email you will receive one hour prior to the start of the Annual Meeting.

6. WHAT ARE MY VOTING RIGHTS?

Each share of common stock is entitled to one vote on each matter submitted to stockholders at the Annual Meeting.

7. WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A STOCKHOLDER OF RECORD AND AS A BENEFICIAL OWNER "IN STREET NAME"?

If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, you are considered the stockholder of record for these shares. As the stockholder of record, you have the right to grant your voting proxy directly to the person(s) listed on your proxy card or vote in person (virtually) at the Annual Meeting.

If your shares are held in a brokerage account or through another nominee, such as a trustee, you are considered the beneficial owner of shares held "in street name." These proxy materials are being forwarded to you together with a voting instruction card. As a beneficial owner, you have the right to direct your broker or other nominee how to vote, and you are also invited to attend the Annual Meeting. Because you are a beneficial owner and not the stockholder of record, you may not vote your shares in person (virtually) at the Annual Meeting unless you obtain a proxy from the broker or other nominee that holds your shares. Your broker or other nominee should have provided directions for you to instruct the broker or nominee on how to vote your shares.

8. WHAT IS A BROKER NON-VOTE?

If you are a beneficial owner whose shares are held "in street name" and you do not provide voting instructions to your broker, your shares will not be voted on any proposal as to which the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your broker **only** has discretionary authority to vote on Proposal Number Four. Therefore, your broker will not have discretion to vote on any other proposal unless you specifically instruct your broker how to vote your shares by returning your completed and signed voting instruction card.

9. WHAT CONSTITUTES A QUORUM?

A quorum is the minimum number of shares required to be present to transact business at the Annual Meeting. Pursuant to Carter's Bylaws, the presence at the Annual Meeting, in person (not available at this virtual Annual Meeting), by proxy, or by remote communication of the holders of at least a majority of the shares issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum. Broker non-votes and abstentions will be counted as shares that are present at the meeting for purposes of determining a quorum. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

10. WHAT ARE MY CHOICES WHEN CASTING A VOTE WITH RESPECT TO THE ELECTION OF THE NINE NOMINATED DIRECTORS, AND WHAT VOTE IS NEEDED TO ELECT THE DIRECTOR NOMINEES?

In voting on the election of the director nominees ("Proposal Number One"), stockholders may:

1. vote for any of the nominees;
2. vote against any of the nominees; or
3. abstain from voting on any of the nominees.

Pursuant to our Bylaws, a nominee will be elected if the number of votes properly cast "for" such director nominee exceed the number of votes cast "against" that nominee. Any nominee not receiving such majority, who is then serving as a director, must tender his or her resignation for consideration by the Board. Any nominee appointed to the Board, subject to stockholder approval, will not have been elected as a director at the Annual Meeting. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

11. WHAT ARE MY CHOICES WHEN CASTING AN ADVISORY VOTE ON APPROVAL OF COMPENSATION OF CARTER'S NEOS, COMMONLY REFERRED TO AS THE "SAY-ON-PAY" VOTE, AND WHAT VOTE IS NEEDED TO APPROVE THIS PROPOSAL?

In voting on the compensation of Carter's NEOs ("Proposal Number Two"), stockholders may:

1. vote for the approval of compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement;
2. vote against the approval of compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement; or
3. abstain from voting on compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement.

Because Proposal Number Two asks for a non-binding, advisory vote, there is no required vote that would constitute approval. We value the opinions expressed by our stockholders in this advisory vote, and our Compensation & Human Capital Committee will consider the outcome of the vote when evaluating our compensation programs and making future compensation decisions for our NEOs. Abstentions and broker non-votes, if any, will not have any effect on this advisory vote.

12. WHAT ARE MY CHOICES WHEN CASTING A VOTE WITH RESPECT TO APPROVAL OF THE CARTER'S AMENDED AND RESTATED EQUITY INCENTIVE PLAN, AND WHAT VOTE IS NEEDED TO APPROVE THIS PROPOSAL?

In voting on the Amended and Restated Equity Incentive Plan ("Proposal Number Three"), stockholders may:

1. vote for the approval of the Amended and Restated Equity Incentive Plan;
2. vote against the Amended and Restated Equity Incentive Plan; or
3. abstain from voting.

Proposal Number Three requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Abstentions and broker non-votes will not have any impact on the outcome of this vote.

13. WHAT ARE MY CHOICES WHEN VOTING ON THE RATIFICATION OF THE APPOINTMENT OF PWC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2026, AND WHAT VOTE IS NEEDED TO APPROVE THIS PROPOSAL?

In voting on the ratification of PwC ("Proposal Number Four"), stockholders may:

1. vote to ratify PwC's appointment;

2. vote against ratifying PwC's appointment; or

3. abstain from voting on ratifying PwC's appointment.

The approval of Proposal Number Four requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Abstentions are not considered votes cast and thus will not affect the outcome of this proposal. A broker or other nominee will generally have discretionary authority to vote on this proposal because it is considered a routine matter, and, therefore, we do not expect broker non-votes with respect to this proposal.

14. HOW DOES THE BOARD RECOMMEND THAT I VOTE?

The Board recommends a vote:

FOR the election of the nine nominated directors (Proposal Number One);

FOR the approval of the compensation of Carter's NEOs, on an advisory basis, as described in this proxy statement (Proposal Number Two);

FOR the approval of the Amended and Restated Equity Incentive Plan (Proposal Number Three); and

FOR the ratification of the appointment of PwC (Proposal Number Four).

15. HOW DO I VOTE?

You may hold Company shares in multiple accounts and therefore receive more than one set of the proxy materials. To ensure that all of your shares are voted, please submit your proxy or voting instructions for each account for which you have received a set of the proxy materials.

Shares Held of Record. If you hold your shares in your own name as a holder of record with our transfer agent, Equiniti Trust Company, you may authorize that your shares be voted at the Annual Meeting in one of the following ways:

By Internet	If you received a printed copy of the proxy materials, follow the instructions on the proxy card.
By Telephone	If you received a printed copy of the proxy materials, follow the instructions on the proxy card.
By Mail	If you received a printed copy of the proxy materials, complete, sign, date, and mail your proxy card in the enclosed, postage-prepaid envelope.
In Person (Virtual)	You may also vote by attending the meeting virtually through www.proxydocs.com/CRI. To attend the Annual Meeting and vote your shares, you must register for the Annual Meeting and provide the control number located on your proxy card.

Shares Held in Street Name. If you hold your shares through a broker, bank or other nominee (that is, in street name), you will receive instructions from your broker, bank or nominee that you must follow in order to submit your voting instructions and have your shares voted at the Annual Meeting. If you want to vote in person (virtually), you must register in advance at www.proxydocs.com/CRI. You may be instructed to obtain a legal proxy from your broker, bank or other nominee and to submit a copy in advance of the meeting. Further instructions will be provided to you as part of your registration process.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described above so that your vote will be counted if you later decide not to attend or are unable to attend.

16. CAN I CHANGE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. If you are a stockholder of record, you may revoke your proxy at any time before it is exercised in any of the following three methods:

- by submitting written notice of revocation to Mr. Robinson at Carter's address set forth in the 2026 Notice of Annual Meeting;
- by submitting another proxy by telephone, over the Internet, or by mail that is later dated and, if by mail, that is properly signed; or
- by voting at the virtual Annual Meeting.

If you hold your shares through a broker or other nominee and would like to change your voting instructions, please review the directions provided to you by that broker or nominee.

17. MAY I VOTE CONFIDENTIALLY?

Yes. Our policy is to keep your individual votes confidential, except as appropriate to meet legal requirements, to allow for the tabulation and certification of votes, or to facilitate proxy solicitation.

18. WHO WILL COUNT THE VOTES?

A representative of Mediant, Inc. will count the votes and act as the inspector of election for the Annual Meeting.

19. WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

As of the date of this proxy statement, the Board knows of no matters other than those set forth herein that will be presented for determination at the Annual Meeting. If, however, any other matters properly

come before the Annual Meeting and call for a vote of stockholders, the Board intends proxies to be voted in accordance with the judgment of the proxy holders.

20. WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in our current report on Form 8-K within four business days after the Annual Meeting.

21. WHAT IS "HOUSEHOLDING" OF THE ANNUAL MEETING MATERIALS?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address, by delivering a single proxy statement to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Carter's and some brokers "household" proxy materials, delivering a single proxy statement and annual report to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or Carter's if you hold shares registered directly in your name. You can notify Carter's by sending a written request to Mr. Robinson at Carter's address set forth in the 2026 Notice of Annual Meeting or by calling us at (678) 791-1000.

22. HOW MAY I OBTAIN A COPY OF CARTER'S ANNUAL REPORT?

A copy of our fiscal 2025 Annual Report on Form 10-K (the "Annual Report") accompanies this proxy statement and is available at https://ir.carters.com/financial-information/annual-reports. Stockholders may also obtain a free copy of our Annual Report by sending a request in writing to Mr. Robinson at Carter's address at 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia 30326, or by calling us at (678) 791-1000.

23. HOW DO I SUBMIT A PROPOSAL OR NOMINATE A DIRECTOR CANDIDATE FOR THE 2027 ANNUAL MEETING?

Any stockholder proposals or director nominations must be submitted in writing to our Secretary c/o Carter's, Inc., 3438 Peachtree Road NE, Atlanta, Georgia 30326. Additional details for those submissions are as follows.

Stockholder Proposals

This section relates to stockholder proposals for the 2027 Annual Meeting other than director nominations. If you wish to nominate a director candidate, please see the section that follows under the heading "Nomination of Director Candidates". The deadlines and requirements for submitting a stockholder proposal depend on whether the stockholder seeks to have the proposal included in the 2027 Proxy Statement using Rule 14a-8 under the Exchange Act:

- **Proposals of Business Not Using Rule 14a-8**: Under our Bylaws, if a stockholder wants to propose an item of business to be considered at the 2027 Annual Meeting, the stockholder must give advance written notice to our Secretary, which must be received no earlier than the close of business on January 13, 2027, and no later than the close of business on February 12, 2027. If, however, our 2027 Annual Meeting is held more than 30 days before or after May 13, 2027 (the one-year anniversary of our 2026 Annual Meeting), the notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of (1) the 90th day before such annual meeting or (2) the tenth day following the date on which the public announcement of the date of such meeting is first made by Carter's. The advance written notice must comply with all applicable statutes

and regulations, as well as certain other provisions contained in our Bylaws, which generally require the stockholder to provide a brief description of the proposed business, reasons for proposing the business, and certain information about the stockholder and Carter's securities held by the stockholder.

- **Proposals of Business Using Rule 14a-8**: A stockholder who wants to propose an item of business to be included in our 2027 Proxy Statement using Rule 14a-8 must follow the procedures provided in Rule 14a-8. In addition, the proposal must be received by our Secretary by December 2, 2026.

Nomination of Director Candidates

This section relates to nomination of director candidates. The deadlines and requirements for director candidates recommended for consideration or nominated by a stockholder are as follows:

- **Recommending a Candidate for Nominating & Corporate Governance Committee Consideration**: Any stockholder who wishes to recommend a candidate for our Nominating & Corporate Governance committee to consider nominating as a director at the 2027 Annual Meeting should submit a written request and related information to our Secretary no later than December 31, 2026, in order to allow for sufficient time to consider the recommendation.

- **Directly Nominating a Director Candidate Under our Bylaws**: Under our Bylaws, if a stockholder plans to directly nominate a person as a director at the 2027 Annual Meeting, the stockholder must give advance written notice of the director nomination to our Secretary, which must be received no earlier than the close of business on January 13, 2027, and no later than the close of business on February 12, 2027. If, however, our 2027 Annual Meeting is held more than 30 days before or after May 13, 2027 (the one-year anniversary of our 2026 Annual Meeting), the notice must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of (1) the 90th day before such annual meeting or (2) the tenth day following the date on which the public announcement of the date of such meeting is first made by Carter's. The notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our Bylaws, which generally require the stockholder to provide certain information about the proposed nominee, the stockholder, and Carter's securities held by the stockholder, the nominee, and associated persons. In addition to satisfying those advance notice and other requirements in our Bylaws within the window set forth above, any stockholder who intends to solicit proxies in support of director nominees other than the Board's nominees must comply with the Universal Proxy Rules set forth in Rule 14a-19 under the Exchange Act.

24. WHAT DO YOU MEAN BY FISCAL YEARS IN THIS PROXY STATEMENT?

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December, resulting in an additional week of results every five or six years. Fiscal 2025 (which ended on January 3, 2026) contained 53 weeks, whereas Fiscal 2024 (which ended on December 28, 2024), and Fiscal 2023 (which ended on December 30, 2023) contained 52 weeks. Fiscal 2026 (which will end on January 2, 2027) contains 52 weeks.

25. WHO CAN HELP ANSWER MY QUESTIONS?

If you have any questions about the Annual Meeting or how to submit or revoke your proxy, or to request an invitation to the Annual Meeting (which is being held virtually), contact Mr. Robinson at Carter's address set forth in the 2026 Notice of Annual Meeting or by calling us at (678) 791-1000.

APPENDIX A

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP MEASURES

We have provided non-GAAP adjusted operating income and diluted net income per common share measures, which exclude certain items presented below. We believe that this information provides a meaningful comparison of our results and affords investors a view of what management considers to be our core performance, and we also, from time to time, use some of these non-GAAP measures, such as adjusted operating income, as performance metrics in awards under our annual and long-term incentive compensation plans. These measures are not in accordance with, or an alternative to, generally accepted accounting principles in the U.S. (GAAP). The most comparable GAAP measures are operating income and diluted net income per common share, respectively. Adjusted operating income and diluted net income per common share should not be considered in isolation or as a substitute for analysis of our results as reported in accordance with GAAP. Other companies may calculate adjusted operating income and diluted net income per common share differently than we do, limiting the usefulness of the measure for comparisons with other companies.

	Fiscal Year Ended									
	January 3, 2026 [*]		December 28, 2024		December 30, 2023		December 31, 2022		January 1 2022	
(In millions, except earnings per share)	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share	Operating Income	Diluted Net Income per Common Share
As reported (GAAP)	$ 143.9	$ 2.53	$ 254.7	$ 5.12	$ 323.4	$ 6.24	$ 379.2	$ 6.34	$ 497.1	$ 7.81
Operating model improvement costs [1]	14.2	0.30	—	—	—	—	—	—	—	—
Organizational restructuring [2]	9.8	0.20	1.8	0.04	4.4	0.09	—	—	2.4	0.04
Leadership transition costs [3]	8.1	0.20	—	—	—	—	—	—	—	—
Intangible asset impairment [4]	—	—	30.0	0.63	—	—	9.0	0.17	—	—
Pension plan settlement [5]	—	0.18	—	0.02	—	—	—	—	—	—
Legal settlement [6]	—	—	—	—	—	(0.14)	—	—	—	—
Loss on extinguishment of debt [7]	—	0.03	—	—	—	—	—	0.38	—	—
Deferred compensation plan termination [8]	—	0.03	—	—	—	—	—	—	—	—
COVID-19 expenses [9]	—	—	—	—	—	—	—	—	3.9	0.07
Retail store operating leases and other long-lived asset impairments, net [10]	—	—	—	—	—	—	—	—	(2.6)	(0.05)
As adjusted	$ 176.0	$ 3.47	$ 286.6	$ 5.81	$ 327.8	$ 6.19	$ 388.2	$ 6.90	$ 500.8	$ 7.87

[*] Fiscal year 2025 included 53 weeks, compared to 52 weeks in fiscal 2024, 2023, 2022, and 2021.

(1)   Primarily related to third-party consulting costs.

(2)   Related to charges for severance and other termination benefits as a result of an organizational restructuring in fiscal 2025. Related to charges for organizational restructuring in fiscal 2024. Fiscal 2023 relates to charges for organizational restructuring and related corporate office lease amendment actions. Fiscal 2021 and 2020 amounts relate to certain lease exit, severance and related costs resulting from restructuring actions (not related to COVID-19).

(3)   Related to costs associated with the transition of our former CEO, including accelerated vesting of outstanding time-based restricted stock awards.

(4)   Related to a non-cash impairment charge on the *OshKosh* indefinite-lived tradename asset in fiscal 2024. Fiscal 2022 write-down relates to *Skip Hop* tradename asset. Fiscal 2020 write-down relates to OshKosh and Skip Hop tradename assets.

(5)   Related to a non-cash pension settlement charges for settlement of the OshKosh B'Gosh Pension Plan in fiscal 2025 and fiscal 2024.

(6)   In fiscal 2023, a pre-tax adjustment of approximately $6.9 million ($5.3 million net of tax, or $0.14 per diluted share) was made related to a gain on a court-approved settlement in December 2023.

(7)   In fiscal 2025, related to the redemption of the $500 million senior notes due 2027 and cash-flow based revolving credit facility. In fiscal 2022, related to the redemption of the $500 million aggregate principal amount of senior notes due 2025 in April 2022.

(8)   Incremental income tax impact resulting from the announced termination of the Company's deferred compensation plan.

(9)   Net expenses incurred due to the COVID-19 pandemic.

(10) Impairments include an immaterial gain on the remeasurement of retail store operating leases.

Note: Results may not be additive due to rounding.

APPENDIX B

CARTER'S, INC.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

1.   *Definitions.*

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2.   *Purpose.*

The purpose of this amended and restated Plan is to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract and retain able Employees and Directors; to reward such individuals for their contributions; and to encourage such individuals to take into account the long-term interests of the Company and its subsidiaries by providing for the grant to Participants of Stock-based incentive Awards.

3.   *Administration.*

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4.   *Effective Date and Term of Plan.*

The Plan was originally adopted on August 15, 2001 and was approved by shareholders on August 15, 2001. The Plan was last amended and restated effective as of February 15, 2024. The provisions of this amendment and restatement of the Plan are effective as of February 19, 2026 (the "Effective Date"), the date on which the Board approved this amendment and restatement of the Plan, subject to approval by shareholders. Except as hereinafter provided, any Award made prior to shareholder approval of the amendment and restatement set forth herein shall be subject to the terms of the Plan as in effect prior to such amendment and restatement. Notwithstanding the foregoing, an Award may be made under the terms of this amendment and restatement of the Plan but prior to shareholder approval of such amendment and restatement if the Award is conditioned upon such approval.

ISOs may be granted under the Plan only with respect to the 3,725,000 new shares of Stock that the shareholders of the Company approved on May 13, 2011; provided that no ISOs may be granted by the Company after May 12, 2021.

5.   *Shares Subject to the Plan.*

    (a) *Number of Shares*. Subject to possible adjustment as provided in Section 8, the aggregate maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan shall be 20,778,392, of which 2,582,345 shares of Stock may be delivered in satisfaction of any new Awards granted after the date this amendment and restatement is approved by the shareholders of the Company. With respect to SARs, if a SAR is exercised the number of shares of Stock deemed to have been issued under the Plan shall be the aggregate number of shares subject to the SAR and not just by the number of shares actually delivered upon exercise of the SAR. For the avoidance of doubt, if any Award granted under the Plan terminates without having been exercised in full, or is otherwise forfeited in whole or in part, or upon exercise is satisfied other than by delivery of Stock, the number of shares of Stock as to which such Award was not exercised shall be available for future grants. If shares of Stock are withheld from an Award in order to satisfy a Participant's tax withholding obligations with respect to such Award pursuant to Section

7(a)(iv) of the Plan, the number of shares of Stock deemed to have been issued under the Plan shall be the number of shares of Stock that were subject to the Award or portion thereof so exercised or settled and not the net number of shares of Stock actually issued upon the exercise or settlement.

(b) *Shares to be Delivered*. Stock delivered under the Plan shall be authorized but unissued Stock, or if the Administrator so decides in its sole discretion, previously issued Stock acquired by the Company and held in its treasury. No fractional shares of Stock shall be delivered under the Plan.

(c) *Individual Award Limits*. The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year and the maximum number of shares of Stock subject to SARs granted to any person in any calendar year will each be 1,000,000. The maximum benefit that may be paid to any person under other Awards in any calendar year will be, to the extent paid in shares, 1,000,000 shares (or their value in dollars).

6. *Eligibility and Participation*

Persons eligible to receive Awards under the Plan shall be such Employees and Directors selected by the Administrator. Eligibility for ISOs is limited to Employees of the Company or of a "parent corporation" or a "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code.

7. *Terms and Conditions of Awards.*

(a) All Awards

(i) <u>Award Provisions</u>. The Administrator will determine the terms of all Awards, subject to the limitations provided herein.

(ii) <u>Transferability</u>. No Award may be transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime an Award may be exercised only by him or her; provided, however, that the foregoing provisions shall not prohibit the transfer of (A) an Award of Unrestricted Stock or (B) an Award of Restricted Stock after such Award ceases to be subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

(iii) <u>Vesting, Etc</u>. An Award will vest or become exercisable at such time or times and upon such conditions as the Administrator shall specify. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of all or any part of an Award. Notwithstanding anything to the contrary, no Award granted on or after the Effective Date may vest prior to the one-year anniversary of the date of grant; provided, however, that the following Awards shall not be subject to the foregoing minimum vesting requirement: (A) Awards granted pursuant to an assumption of, or substitution for, another award in connection a Covered Transaction or similar corporate transaction and (B) up to 5% of the number of shares of Stock available for issuance under the Plan pursuant to Section 5(a) (including the number of shares that become available for issuance again under the Plan in accordance with Section 5(a)).

(iv) <u>Taxes</u>. The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock (which in the case of Stock acquired from the Company shall have been owned by the Participant for such minimum time, if any, as the Administrator may determine) in

satisfaction of tax withholding requirements (but not in excess of the maximum statutory withholding rates).

(v) <u>Dividends, Dividend Equivalents, Etc.</u> With the exception of Stock Options and SARs, the Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award. Any entitlement to dividends, dividend equivalents or similar entitlements shall be subject to the same restrictions and vesting conditions that apply to the underlying Award and paid to the Participant (without interest) in accordance with the terms of the underlying Award (if not forfeited). Dividend equivalent and similar entitlements shall be established and administered either consistent with an exemption from or, in compliance with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"). In addition, any amounts payable in respect of Restricted Stock may be subject to such limits or restrictions as the Administrator may impose.

(b) Performance Awards

(i) <u>General.</u> The Administrator shall have the authority, at the time of grant of any Award described in this Plan to designate such Award as a Performance Award. In addition, the Administrator shall have the authority to make an Award of a cash bonus to any Participant and designate such Award as a Performance Award.

(ii) <u>Eligibility</u>. The Administrator will, in its sole discretion, designate in writing within the first 90 days of a Performance Period which Participants will be eligible to receive Performance Awards in respect of such Performance Period. However, designation of a Participant eligible to receive a Performance Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Award shall be decided solely in accordance with the provisions of this Section 7(b). Moreover, designation of a Participant eligible to receive a Performance Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive a Performance Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive a Performance Award hereunder shall not require designation of any other person as a Participant eligible to receive a Performance Award hereunder in such period or in any other period.

(iii) <u>Discretion of Administrator with Respect to Performance Awards</u>. With regard to a particular Performance Period, the Administrator shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one fiscal year in duration), the type(s) of Performance Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Company and the Performance Formula. Within the first 90 days of a Performance Period, the Administrator shall, with regard to the Performance Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7(b)(iii) and record the same in writing.

(iv) <u>Payment of Performance Awards</u>.

(A) <u>Condition to Receipt of Payment.</u> Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last

day of a Performance Period to be eligible for payment in respect of a Performance Award for such Performance Period.

(B) Limitation.   A Participant shall be eligible to receive payment in respect of a Performance Award only to the extent that: (1) the Performance Goals for such period are achieved; and (2) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant's Performance Award has been earned for the Performance Period.

(C) Certification.   Following the completion of a Performance Period, the Administrator shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance Awards earned for the period based upon the Performance Formula. The Administrator shall then determine the actual size of each applicable Participant's Performance Award for the Performance Period and, in so doing, may apply negative discretion in accordance with Section 7(b)(iv)(D) hereof, if and when it deems appropriate.

(D) Use of Discretion.   In determining the actual size of an individual Performance Award for a Performance Period, the Administrator may reduce or eliminate the amount of the Performance Award earned under the Performance Formula in the Performance Period through the use of negative discretion if, in the Administrator's sole judgment, such reduction or elimination is appropriate. The Administrator shall not have the discretion to (1) grant or provide payment in respect of Performance Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained or (2) increase a Performance Award above the maximum amount payable under Section 5(c) hereof.

(E) Timing of Award Payments.   Performance Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 7(b), but in no event later than 2-1/2 months following the end of the fiscal year during which the Performance Period is completed.

(C) Awards Requiring Exercise

(i) Time and Manner of Exercise of Awards. Any exercise of an Award shall be in writing, signed by the proper person and furnished to the Company, accompanied by (A) such documents as may be required by the Administrator and (B) payment in full as specified below. A Stock Option shall be exercisable during such period or periods as the Administrator may specify. The latest date on which a Stock Option or SAR may be exercised shall be the Expiration Date.

(ii) Exercise Price. The Exercise Price shall be determined by the Administrator, but shall not be less than 100% of the Fair Market Value at the time the Stock Option or SAR is granted; nor shall the Exercise Price be less, in the case of an original issue of authorized stock, than par value. No such Award, once granted, may be re-priced (which includes (i) a lowering of the Exercise Price, (ii) the cancellation of an outstanding Stock Option or SAR accompanied by the grant of a replacement Award of the same or a different type and (iii) the cancellation of a Stock Option or SAR whose Exercise Price is greater than the Fair Market Value of such Award accompanied by the payment of cash to the Participant) other than in accordance with the applicable shareholder approval requirements of the New York Stock Exchange (or the rules of such other market in which the shares

of the Company's stock then are listed). In no event shall the Exercise Price of an ISO granted to a ten-percent shareholder be less than 110% of the Fair Market Value at the time the Stock Option is awarded. For this purpose, "ten-percent shareholder" shall mean any Participant who at the time of grant owns directly, or by reason of the attribution rules set forth in Section 424(d) of the Code is deemed to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its parent or subsidiary corporations.

(iii) <u>Term</u>. The Administrator shall determine the term of each Stock Option and SAR, provided that in no event shall such term extend beyond the Expiration Date.

(iv) <u>Payment of Exercise Price.</u> Stock purchased upon exercise of a Stock Option under the Plan shall be paid for as follows: (i) in cash, by check acceptable to the Administrator (determined in accordance with such guidelines as the Administrator may prescribe), or by money order payable to the order of the Company, or (ii) if so permitted by the Administrator, (A) through the delivery of shares of Stock (which, in the case of Stock acquired from the Company, shall have been held for at least six months unless the Administrator approves a shorter period) having a Fair Market Value on the last business day preceding the date of exercise equal to the Exercise Price, (B) through a broker- assisted exercise program acceptable to the Administrator, (C) by other means acceptable to the Administrator or (D) by any combination of the foregoing permissible forms of payment.

(v) <u>Delivery of Stock</u>. A Participant shall not have the rights of a shareholder with regard to Awards under the Plan except as to Stock actually received by him or her under the PlanThe Company shall not be obligated to deliver any shares of Stock under the Plan (i) until, in the opinion of the Company's counsel, all applicable federal and state laws and regulations have been complied with, (ii) if the outstanding Stock is at the time listed on any stock exchange, until the shares to be delivered have been listed or authorized to be listed on such exchange upon official notice of issuance, and (iii) until all other legal matters in connection with the issuance and delivery of such shares have been approved by the Company's counsel. Without limiting the generality of the foregoing, if the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act and may require that the certificates evidencing such Stock bear an appropriate legend restricting transfer.

If an Award is exercised by the executor or administrator of a deceased Participant, or by the person or persons to whom the Award has been transferred by the Participant's will or the applicable laws of descent and distribution, the Administrator shall be under no obligation to deliver Stock pursuant to exercise until the Administrator is satisfied as to the authority of the person or persons exercising the Award.

(vi) <u>ISOs</u>. In the case of an ISO, the Administrator will require as a condition of exercise that the Participant exercising the ISO agree to inform the Company promptly of any disposition (within the meaning of Section 424(c) of the Code and the regulations thereunder) of Stock received upon exercise of the ISO.

(d) *Awards Not Requiring Exercise.*

Awards of Restricted Stock and Unrestricted Stock may be made in exchange for past services or other lawful consideration.

(e) *Section 409A.*

> Notwithstanding any other provision hereunder, this Plan and all payments hereunder are intended to comply with the requirements of Section 409A, including transition relief and exemptive provisions thereunder, and shall be construed and administered accordingly. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any Affiliate, nor the Administrator, nor any person acting on behalf of the Company, any Affiliate, or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 409A of the Code.

8. *Effect of Certain Transactions.*

(a) Mergers, Etc.

Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity the following rules shall apply:

(i) <u>Awards Other Than Stock Options</u>.

(A) The Administrator may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefore, by the acquirer of the Company or survivor or an affiliate of the acquirer or survivor of the Company (a "Successor"), in each case on such terms and subject to such conditions as the Administrator determines and with respect to substituted Awards, subject to Section 8(a)(iii).

(B) In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award Agreement, each SAR and other Award requiring exercise (other than Stock Options) will become fully exercisable, and the delivery of shares of Stock issuable under each outstanding Award of Deferred Stock will be accelerated and such shares will be issued, prior to the Covered Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the issuance of the shares, as the case may be, to participate as a shareholder in the Covered Transaction, and the Award will terminate upon consummation of the Covered Transaction, provided, that the Administrator may not exercise its discretion under this Section 8(a)(i)(B) with respect to an Award or portion thereof providing for "nonqualified deferred compensation" subject to Section 409A in a manner that would constitute an extension or acceleration of, or other change in, payment terms if such change would be inconsistent with the applicable requirements of Section 409A.

(C) In the case of Restricted Stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of

the Plan, and, for the avoidance of doubt, in the absence of any such action by the Administrator, all forfeiture and transfer restrictions will lapse.

(ii) <u>Stock Options</u>.

(A) Subject to Section 8(a)(ii)(B) below, all outstanding Stock Options will cease to be exercisable and will be forfeited (after any payment or other consideration deemed equitable by the Administrator for the termination of any vested portion of any Award is made), as of the effective time of the Covered Transaction; provided, that the Administrator may in its sole discretion on or prior to the effective date of the Covered Transaction, (1) make any outstanding Stock Options exercisable in part or in full, (2) remove any performance or other conditions or restrictions on any Stock Options, and/or (3) in the event of a Covered Transaction under the terms of which holders of the Stock of the Company will receive upon consummation thereof a payment (whether cash, non-cash or a combination of the foregoing) for each share of such Stock surrendered in the Covered Transaction, make or provide for a payment (whether cash, non-cash or a combination of the foregoing) to the Participant equal to the difference between (A) the Fair Market Value times the number of shares of Stock subject to outstanding Stock Options (to the extent then exercisable at prices not in excess of the Fair Market Value) and (B) the aggregate Exercise Price of all such outstanding Stock Options in exchange for the termination of such Stock Options.

(B) With respect to an outstanding Stock Option held by a Participant who, following the Covered Transaction, will be employed by or otherwise providing services to an entity which is a surviving or acquiring entity in the Covered Transaction or an affiliate of such an entity, the Administrator may at or prior to the effective time of the Covered Transaction, in its sole discretion and in lieu of the action described in paragraph 8(a)(ii)(A) above, arrange to have such surviving or acquiring entity or affiliate assume any Stock Option held by such Participant outstanding hereunder or grant a replacement or substitute award which, in the judgment of the Administrator, is substantially equivalent to any Stock Option being replaced or substituted.

(iii) <u>Certain Substituted Awards</u>. Notwithstanding anything to the contrary, if an Award is substituted by a Successor in connection with a Covered Transaction and within two years following such Covered Transaction, (i) the Participant's Employment is terminated by the Successor without Cause or (ii) if the Employee is an executive officer of the Company (who is subject to reporting under Section 16 of the Exchange Act) and resigns employment for Good Reason, the following rules shall apply to such substituted Awards effective on the date of such termination, unless otherwise specifically provided in the applicable Award Agreement:

(A) Any and all Stock Options and SARs shall become immediately vested and exercisable.

(B) Any restrictions imposed on Restricted Stock shall lapse.

(C) Each Performance Award shall vest with respect to each performance measurement tranche completed during the Performance Period prior to the Participant's termination or resignation (or, if the Performance Period is not divided into separate performance measurement tranches, proportionately based on the portion of the Performance Period completed prior to such resignation or

termination and expressed in terms of the total of completed months out of the total number of months within the Performance Period), with payment to be made, based on the greater of (1) target performance or (2) actual performance (if determinable at the time of the vesting event), in cash or stock at such time as specified in the Award Agreement.

(D) The delivery of shares of Stock issuable under each Award of Deferred Stock will be accelerated; provided, however, no such accelerated delivery of shares of Stock shall occur if the Award or portion thereof provides for "nonqualified deferred compensation" subject to Section 409A and the accelerated delivery of shares of Stock would constitute an extension or acceleration of, or other change in, the Award's payment terms that is inconsistent with the applicable requirements of Section 409A.

(E) A transfer of Employment among the Successor and its affiliates shall not, in and of itself, be deemed a termination or resignation of employment.

The Administrator may grant Awards under the Plan in substitution for awards held by Employees and Directors of another corporation who concurrently become Employees or Directors of the Company or a subsidiary of the Company as the result of a merger or consolidation of that corporation with the Company or a subsidiary of the Company, or as the result of the acquisition by the Company or a subsidiary of the Company of property or stock of that corporation. The Company may direct that substitute Awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances, subject to Section 8(a)(iii).

Notwithstanding any provision of the Plan to the contrary, in the event of a Covered Transaction, the Administrator may in its discretion and upon at least five days' advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such Awards based upon the price per share of Stock received or to be received by other shareholders of the Company in the event. In the case of any Stock Option or SAR with an Exercise Price that equals or exceeds the price to be paid for a share of Stock in connection with the Covered Transaction, the Administrator may cancel the Stock Option or SAR without the payment of consideration therefor.

(b) Changes in and Distributions with Respect to the Stock.

(i) Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Administrator will make appropriate adjustments to the maximum number of shares that may be delivered under the Plan under Section 5(a) and to the maximum share limits described in Section 5(c), and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any Exercise Prices relating to Awards and any other provision of Awards affected by such change, whose determination will be binding on all persons.

(ii) Certain Other Adjustments. In the case of adjustments made pursuant to this Section 8(b), unless the Administrator specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Administrator shall, in the case of ISOs, ensure that any adjustments under this Section 8(b) will not constitute a modification, extension or renewal of the ISOs within the meaning of Section 424(h)(3) of the Code and in the case of Options that are not ISOs, ensure that any adjustments under this Section 8(b) will not constitute a modification of such Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 8(b) shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company

shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

9. *Termination of Employment.*

In the case of any Award, the Administrator may, through agreement with the Participant, (including, without limitation, any shareholder agreement of the Company to which the Participant is a party) resolution, or otherwise, provide for post-termination exercise provisions different from those expressly set forth in this Section 9, including without limitation the vesting immediately prior to termination of all or any portion of an Award not otherwise vested prior to termination, and terms allowing a later exercise by a former Employee or Director (or, in the case of a former Employee or Director who is deceased, the person or persons to whom the Award is transferred by will or the laws of descent and distribution) as to all or any portion of the Award not exercisable immediately prior to termination of Employment, but in no case may an Award be exercised after the Expiration Date. If the Administrator does not otherwise provide for such provisions and if a Participant's Employment terminates prior to the Expiration Date (including by reason of death) the following provisions shall apply, subject to Section 8(a)(iii):

(a) All Stock Options and SARs held by the Participant immediately prior to the cessation of the Participant's Employment that are not vested immediately prior to the cessation of Employment shall automatically terminate upon such cessation of Employment.

(b) To the extent vested immediately prior to cessation of Employment, the Stock Option or SAR shall continue to be vested and shall be exercisable thereafter during the period prior to the Expiration Date for 60 days following such cessation (120 days in the event that a Participant's service terminates by reason of death); provided, however, that if the Participant's Employment is terminated "for Cause" as defined herein, all unvested or unexercised Awards shall terminate immediately.

(c) Except as otherwise provided in an Award, after completion of the exercise period described in paragraph (b) above, the Awards described in paragraph (b) above shall terminate to the extent not previously exercised, expired, or terminated.

No Award requiring exercise shall be exercised or surrendered in exchange for a cash payment after the Expiration Date.

10. *Clawback.*

Notwithstanding any other provision in this Plan, all Awards granted under the Plan, including shares of Stock or other cash or property received with respect to the Award, are subject to reduction, cancellation, forfeiture and recoupment to the extent necessary to comply with any clawback, recovery, recoupment or other similar policy adopted by the Company or required to adopted by the Company pursuant to the listing standards of any national securities exchange on which the Company's securities are listed or other applicable law, including the Carter's Inc. Clawback Policy, as in effect from time to time ("Clawback Policy"). In addition, the Administrator may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Administrator determines necessary or appropriate. By accepting an Award, the Participant is agreeing to be bound by the Clawback Policy, as in effect or as may be adopted and/or modified from time to time by the Company in its discretion.

11. *Employment Rights.*

Neither the adoption of the Plan nor the grant of Awards shall confer upon any Participant any right to continue as an Employee or Director of the Company or any subsidiary or affect in any way the right of the Company or a subsidiary to terminate the Participant's relationship at any time. Except as specifically provided by the Administrator in any particular case, the loss of existing or potential profit on Awards granted under this Plan shall not constitute an element of damages in the event of termination

of the relationship of a Participant even if the termination is in violation of an obligation of the Company to the Participant by contract or otherwise.

12. *Effect, Discontinuance, Cancellation, Amendment, and Termination.*

Neither adoption of the Plan nor the grant of Awards to a Participant shall affect the Company's right to make awards to such Participant that are not subject to the Plan, to issue to such Participant Stock as a bonus or otherwise, or to adopt other plans or compensation arrangements under which Stock may be issued.

The Administrator may at any time discontinue granting Awards under the Plan. With the consent of the Participant, the Administrator may at any time, subject to the limitations of Section 7(c)(ii) and the second sentence of Section 8(b)(ii), cancel an existing Award in whole or in part and grant another Award for such number of shares as the Administrator specifies. The Administrator may, but shall not be obligated to, at any time or times amend the Plan or any outstanding Award for the purpose of satisfying the requirements of Sections 409A and 422 of the Code or of any changes in applicable laws or regulations or for any other purpose that may at the time be permitted by law, or may at any time terminate the Plan as to any further grants of Awards; provided, that except to the extent expressly required by the Plan, no such amendment shall materially adversely affect the rights of any Participant (without his or her consent) under any Award previously granted, nor shall such amendment, without the approval of the shareholders of the Company, effectuate a change for which shareholder approval is required under the listing standards of the New York Stock Exchange (or the rules of such other market in which the shares of the Company's Stock then are listed) or in order for the Plan to continue to qualify for the Award of incentive stock options under Section 422 of the Code.

13. *Choice of Law.*

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state's conflict of law rules.

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Administrator": The committee of the Board, consisting of two or more Directors, all of whom shall be "non-employee Directors" within the meaning of Rule 16b-3 under the 1934 Act; provided that with respect to any Performance Award intended to qualify as "performance-based compensation" within the meaning of Section that 162(m) of the Code, as amended by the Tax Cuts and Jobs Act, that is provided pursuant to a written binding contract which was in effect on November 2, 2017, and which was not modified in any material respect on or after such date, then each committee member shall also be an "outside Director" within the meaning of Section 162(m). In addition, membership of the committee shall satisfy such independence or other requirements as may be imposed by the rules of the New York Stock Exchange (or the rules of such other market in which the shares of the Company's Stock then are listed). The Administrator may delegate any of its duties and responsibilities with respect to any aspect of the Plan's administration to such persons as it deems appropriate, so long as (and only to the extent that) such delegation (i) is permitted by applicable laws, the listing standards of the New York Stock Exchange (or the rules of such other market in which the shares of the Company's Stock are listed), and the Company's governance documents, as in effect from time to time, and (ii) does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act.

"Affiliate": Any corporation or other entity owning, directly or indirectly, 50% or more of the outstanding Stock of the Company, or in which the Company or any such corporation or other entity owns, directly or indirectly, 50% of the outstanding capital stock (determined by aggregate voting rights) or other voting interests.

"Award": Any or a combination of the following:

      i.   Stock Options;

      ii.   SARs;

      iii.   Restricted Stock;

      iv.   Unrestricted Stock;

      v.   Deferred Stock; and

      vi.   Performance Awards.

"Award Agreement": An agreement between the Company and a Participant or other documentation evidencing an Award.

"Board": The Board of Directors of the Company.

"Cause":

With respect to any Employee: (a) If the Employee is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause, the determination by the Administrator (or the authorized delegate of the Administrator, to the extent applicable), in its reasonable judgment, that any one or more of the following has occurred:

      i.   the Employee shall have been convicted of, or shall have pleaded guilty or nolo contendere to, any felony or any crime involving dishonesty or moral turpitude;

      ii.   the Employee shall have committed any fraud, theft, embezzlement, misappropriation of funds, breach of fiduciary duty or act of dishonesty;

iii. the Employee shall have breached in any material respect any of the provisions of any agreement between the Employee and the Company or an Affiliate;

iv. the Employee shall have engaged in conduct likely to make the Company or any of its Affiliates subject to criminal liabilities other than those arising from the Company's normal business activities; or

v. the Employee shall have willfully engaged in any other conduct that involves a breach of fiduciary obligation on the part of the Employee or otherwise could reasonably be expected to have a material adverse effect upon the business, interests or reputation of the Company or any of its Affiliates.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (i) malfeasance in office; (ii) gross misconduct or neglect; (iii) false or fraudulent misrepresentation inducing the director's appointment; (iv) willful conversion of corporate funds; or (v) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance. The Administrator (or the authorized delegate of the Administrator, to the extent applicable), in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

"Code": The U.S. Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Company": Carter's, Inc., a Delaware corporation.

"Covered Transaction": Any of the following: (i) a person (or more than one person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total Fair Market Value or total voting power of the Stock of the Company; provided, that, a Covered Transaction shall not occur if any person (or more than one person acting as a group) owns more than 50% of the total Fair Market Value or total voting power of the Stock of the Company and acquires additional Stock; (ii) one person (or more than one person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Stock of the Company possessing 50% or more of the total voting power of the stock of such corporation; (iii) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or (iv) one person (or more than one person acting as a group), acquires all of substantially all of the Company's assets. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall have deemed to have occurred upon the consummation of the tender offer.

"Deferred Stock": An unfunded and unsecured promise to deliver Stock or other securities in the future on specified terms.

"Director" : A member of the Board.

"Employee": Any person who is employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive ISOs, an Employee shall mean an employee of the Company or an Affiliate within the meaning of Section 424 of the Code.

"Employment": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 6 to the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

"Exercise Price": The price at which a share of Stock may be purchased under a Stock Option or the value an increase above which may allow Stock to be purchased under a SAR.

"Exchange Act": The United States Securities Exchange Act of 1934, as amended.

"Expiration Date": In the case of an Award requiring exercise, the date which is ten years (five years in the case of an ISO granted to a "ten percent shareholder" as defined in Section 7(c)(ii)) from the date the Award was granted or such earlier date as may be specified by the Administrator at the time the Award is granted.

"Fair Market Value": The value of one share of Stock, determined as follows:

      i.   if the Stock is listed on a national securities exchange (such as the New York Stock Exchange) or is quoted on The NASDAQ Stock Market ("NASDAQ"), the closing price of a share of Stock on the relevant date (or, if such date is not a business day or a day on which quotations are reported, then on the immediately preceding date on which quotations were reported), as reported by the principal national exchange on which such shares are traded (in the case of an exchange) or by NASDAQ, as the case may be;

     ii.   if the Stock is not listed on a national securities exchange or quoted on NASDAQ, but is actively traded in the over-the-counter market, the average of the closing bid and asked prices for a share of the Stock on the relevant date (or, if such date is not a business day or a day on which the quotations are reported, then on the immediately preceding date on which quotations were reported), or the most recent date for which such quotations are reported; and

    iii.   if, on the relevant date, the Stock is not publicly traded or reported as described in (i) or (ii) above, the value determined in good faith in accordance with such reasonable valuation method as the Administrator may determine.

"Good Reason":

With respect to any Employee: (a) If the Employee is a party to a severance, employment, or service agreement with the Company or its Affiliates and such agreement provides for a definition of Good Reason, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Good Reason, the determination by the Administrator (or the authorized delegate of the Administrator, to the extent applicable), in its reasonable judgment, that the following has occurred without the Employee's consent: material diminution in the Employee's authority, duties, and responsibilities (but not occurring solely as a result of the Company's ceasing to be a publicly traded entity) existing immediately prior to the date of a Covered Transaction, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith; provided, however, that "Good Reason" shall not be deemed to exist unless (i) written notice of termination on account thereof is given by the Employee to the Successor no later than 60 days after the time at which the event or condition purportedly giving rise to Good Reason first occurs or arises; (ii) if there exists (without regard to this clause (ii)) an event or condition that constitutes Good Reason, the Successor shall have 30 days from the date notice of such a termination is given to cure such event or condition and, if the Successor does so, such event or condition shall not constitute Good Reason hereunder; and (iii) if not cured, the Employee must resign for Good Reason within 60 days following the last day of the Successor's cure period. Any good faith determination of "Good Reason" made by the Administrator shall be conclusive. The Employee's mental or physical incapacity following the occurrence of an event described in above clauses shall not affect the Employee's ability to terminate employment for Good Reason.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422 of the Code. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that

it is to be a non-incentive stock option unless, as of the date of grant, it is expressly designated as an ISO.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": An Award designated by the Administrator as a Performance Award pursuant to Section 7(b) of the Plan.

"Performance Criteria": The criterion or criteria that the Administrator shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company) and shall include, but not be limited to, the following: sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

Any one or more of the above Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or an Affiliate as a whole or any division, subsidiary, line of business, operational unit, project or geographical basis of the Company and/or an Affiliate or any combination thereof, as the Administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Administrator, in its sole discretion, deems appropriate. The Administrator also has the authority to provide for accelerated vesting of any Performance Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified above.   The Administrator shall, within the first 90 days of a Performance Period, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit the Administrator discretion to alter the governing Performance Criteria without obtaining shareholder approval of such changes, the Administrator shall have sole discretion to make such changes without obtaining shareholder approval.

"Performance Formula": For a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Award has been earned for the Performance Period.

"Performance Goals": For a Performance Period, the one or more goals established by the Administrator for the Performance Period based upon the Performance Criteria. The Administrator is authorized, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for a Performance Period in order to prevent the dilution or enlargement of the rights of Participants based on the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as presented in the Company's financial statements; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company's fiscal year.

"Performance Period": The one or more periods of time not less than one fiscal year in duration, as the Administrator may select, over which the attainment of one or more Performance Goals will be

measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

"Plan": The Carter's, Inc. Amended and Restated Equity Incentive Plan, as from time to time amended and in effect.

"Restricted Stock": An Award of Stock for so long as the Stock remains subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"Section 162(m)": Section 162(m) of the Code.

"SARs": Rights entitling the holder upon exercise to receive Stock equal in value to the excess of the Fair Market Value of the shares of Stock subject to the right over the Fair Market Value of such shares of Stock on the date of grant.

"Securities Act": The Securities Act of 1933, as amended.

"Stock": Common Stock of the Company, par value $.01 per share.

"Stock Options": Options entitling the recipient to acquire shares of Stock upon payment of the Exercise Price.

"Unrestricted Stock": An Award of Stock not subject to any restrictions under the Plan

carter's, inc.

Form 10-K

2025 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 3, 2026
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission file number: 001-31829

CARTER'S, INC.
(Exact name of registrant as specified in its charter)

Delaware	**13-3912933**
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)	

Phipps Tower
3438 Peachtree Road NE, Suite 1800
Atlanta, Georgia 30326
(Address of principal executive offices, including zip code)
(678) 791-1000
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CRI	New York Stock Exchange
Series A Preferred Stock Purchase Rights	-	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.


Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ Smaller reporting company ☐
Emerging growth company ☐


If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on June 27, 2025 as reported on the New York Stock Exchange was $659,550,682. For purposes of the foregoing calculation only, which is required by Form 10-K, the registrant has included in the shares owned by affiliates those shares owned by directors and executive officers of the registrant, and such inclusion shall not be construed as an admission that any such person is an affiliate for any purpose.

As of February 20, 2026, there were 36,386,140 shares of the registrant's common stock outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of shareholders of Carter's, Inc., expected to be held on May 13, 2026 will be incorporated by reference in Part III of this Form 10-K. Carter's, Inc. intends to file such proxy statement with the Securities and Exchange Commission not later than 120 days after its fiscal year ended January 3, 2026.

CARTER'S, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED JANUARY 3, 2026

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FORWARD-LOOKING STATEMENTS

Statements contained in this Annual Report on Form 10-K that are not historical fact and use predictive words such as "estimates", "outlook", "guidance", "expect", "believe", "intend", "designed", "target", "plans", "may", "will", "are confident" and similar words are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements and related assumptions involve risks and uncertainties that could cause actual results and outcomes to differ materially from any forward-looking statements or views expressed in this Form 10-K. These risks and uncertainties include, but are not limited to, those disclosed in Part I, Item 1A. "Risk Factors" of this Form 10-K, and otherwise in our reports and filings with the Securities and Exchange Commission, as well as the following factors: changes in global economic and financial conditions, and the resulting impact on consumer confidence and consumer spending, as well as other changes in consumer discretionary spending habits; risks related to public health crises; risks related to the organizational restructuring plan, including, but not limited to, our ability to achieve the expected savings from the plan and to fully implement the plan; risks related to consumer tastes and preferences, as well as fashion trends; the failure to protect our intellectual property; the diminished value of our brands, potentially as a result of negative publicity or unsuccessful branding and marketing efforts; delays, product recalls, or loss of revenue due to a failure to meet our quality standards; risks related to uncertainty regarding the future of international trade agreements and the United States' position on international trade, as well as significant political, trade, and regulatory developments and other circumstances beyond our control; the roll-back of incremental tariffs imposed under the International Emergency Economic Powers Act (the "incremental tariffs") and any additional actions taken in response to their roll-back, including tariffs imposed pursuant to Section 122 of the Trade Act of 1974 (the "122 tariffs"); our ability to recover refunds of incremental tariff amounts or other tariff amounts paid; increased competition in the marketplace; financial difficulties for one or more of our major customers; identification of locations and negotiation of appropriate lease terms for our retail stores; distinct risks facing our eCommerce business; failure to forecast demand for our products and our failure to manage our inventory; increased margin pressures, including increased cost of materials and labor and our inability to successfully increase prices to offset these increased costs; continued inflationary pressures with respect to labor and raw materials and global supply chain constraints that have, and could continue, to affect freight, transit, and other costs; fluctuations in foreign currency exchange rates; unseasonable or extreme weather conditions; risks associated with corporate responsibility issues; our foreign sourcing arrangements; a relatively small number of vendors supply a significant amount of our products; disruptions in our supply chain, including increased transportation and freight costs; our ability to effectively source and manage inventory; problems with our Braselton, Georgia distribution facility; pending and threatened lawsuits; a breach of our information technology systems and the loss of personal data or a failure to implement new information technology systems successfully; unsuccessful expansion into international markets; failure to comply with various laws and regulations; failure to properly manage strategic initiatives; retention of key individuals; acquisition and integration of other brands and businesses; failure to achieve sales growth plans and profitability objectives to support the carrying value of our intangible assets; our continued ability to meet obligations related to our debt; changes in our tax obligations, including additional customs, duties or tariffs; our continued ability to declare and pay a dividend; volatility in the market price of our common stock; and the cost or effort required for our shareholders to bring certain claims or actions against us, as a result of our designation of the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings. Except for any ongoing obligations to disclose material information as required by federal securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The inclusion of any statement in this Annual Report on Form 10-K does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

PART I

Unless the context indicates otherwise, in this filing on Form 10-K, "Carter's," the "Company," "we," "us," "its," and "our" refers to Carter's, Inc. and its wholly owned subsidiaries.

Our market share data is based on information provided by Circana, LLC (formerly the NPD Group, Inc.) ("Circana"). Circana data is based upon Consumer Panel Track℠ (consumer-reported sales) calibrated with selected retailers' point of sale data for children's apparel and juvenile products in the United States ("U.S.") and represents the twelve-month period ended December 2025.

Unless otherwise indicated, references to market share in this Annual Report on Form 10-K are expressed as a percentage of total retail sales of the stated market. Some Circana market share data is presented based on age segments. The baby and young children's apparel market in which we compete includes apparel products for ages zero to 10 and is divided into the zero to two-year-old baby market, the three- to four-year-old toddler market, and the five- to 10-year-old kid market. Note that Carter's defines its product offerings by sizes: baby (sizes newborn to 24 months), toddler (sizes 2T to 5T), and kid (sizes 4 to 14). In addition, other Circana market share data is presented based on Circana's definition of the baby and playclothes categories, which is different from Carter's definitions of these categories.

Certain Circana data cited in prior Annual Reports on Form 10-K were based on an alternate methodology no longer employed by Circana and are not comparable to the current year presentation.

Our trademarks that are referred to in this Annual Report on Form 10-K, including *Carter's*, *OshKosh B'gosh, OshKosh, Skip Hop*, *Child of Mine*, *Just One You*, *Simple Joys*, *Little Planet*, *Otter Avenue*, *PurelySoft*, and *Carter's Rewards*, many of which are registered in the United States and in over 100 other countries and territories, are each the property of one or more subsidiaries of Carter's, Inc.

The Company's fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2025 ended on January 3, 2026, and contained 53 calendar weeks. Fiscal 2024 ended on December 28, 2024, and fiscal 2023 ended on December 30, 2023, both contained 52 calendar weeks.

ITEM 1. BUSINESS

Overview

We are North America's largest and most-enduring apparel company exclusively for babies and young children. Our core brands are *Carter's* and *OshKosh B'gosh* (or "*OshKosh*"), iconic and among the sector's most trusted names. Our exclusive *Carter's* brands, which consist of *Child of Mine*, *Just One You*, and *Simple Joys*, are developed for Walmart, Target, and Amazon. Our emerging brands include *Little Planet*, crafted with organic fabrics and sustainable materials, *Otter Avenue*, a toddler-focused apparel brand, and *Skip Hop*, baby essentials from tubs to toys.

    

Established in 1865, our *Carter's* brand is recognized and trusted by consumers for high-quality apparel and accessories for children in sizes newborn to 14.

Established in 1895, *OshKosh* is a well-known brand, trusted by consumers for high-quality apparel and accessories for children in sizes newborn to 14, with a focus on playclothes for toddlers and young children. We acquired *OshKosh* in 2005.

Established in 2003, the *Skip Hop* brand rethinks, reenergizes, and reimagines durable necessities to create higher value, superior quality, and award-winning products for parents, babies, and toddlers. We acquired *Skip Hop* in 2017.

Launched in 2021, the *Little Planet* brand focuses on sustainable clothing through the sourcing of mostly organic cotton as certified under the Global Organic Textile Standard ("GOTS"), a global textile processing standard for organic fibers. This brand includes a wide assortment of baby and toddler apparel, accessories, and sleepwear.

Launched in July 2025, *Otter Avenue* is a toddler brand that focuses on functionality designed to encourage independence, while combining fun, sophistication, and fashion-forward styles. This brand includes a curated assortment of toddler apparel and accessories.

Additionally, *Child of Mine*, an exclusive *Carter's* brand, is sold at Walmart, *Just One You*, an exclusive *Carter's* brand, is sold at Target, and *Simple Joys*, an exclusive *Carter's* brand, is available on Amazon.

Our purpose is to embrace the wonder of childhood and uplift those shaping the future. We believe our brands are complementary to one another in product offering and aesthetic. Each brand is uniquely positioned in the marketplace and offers great value to families with young children. The baby and young children's apparel market, ages zero to 10, in the United States is approximately $29 billion as of December 2025. In this market, our *Carter's* brands, including our exclusive brands, collectively hold the #1 position with approximately 9% market share as of December 2025 and our *OshKosh* brand has approximately 1% market share as of December 2025.

Our multichannel, global business model, which includes retail stores, eCommerce, mobile app, and wholesale distribution channels, as well as omni-channel capabilities in the United States and Canada, enables us to reach a broad range of consumers around the world. As of January 3, 2026, our channels included 1,068 company-operated retail stores in North America, eCommerce websites, approximately 19,500 wholesale locations in North America, as well as our international wholesale accounts and licensees who operate in over 1,100 locations outside of North America in over 90 countries.

We have three operating and reportable segments: U.S. Retail, U.S. Wholesale, and International. Our U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores, eCommerce websites, and mobile app. Our U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale customers. Our International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. The Company sells similar products in each of its three segments. Additional financial and geographical information about our business segments is contained in Item 8 "Financial Statements and Supplementary Data" and under Note 19, *Segment Information*, to the consolidated financial statements.

Business Strategy

We have extensive experience in the young children's apparel and accessories market and focus on delivering products that satisfy our consumers' needs. Our long-term growth agenda is centered on three strategic pillars:

- *Consumer-led product and innovation —* We are investing to become a more consumer-led organization, grounded in deep consumer insights that inform product creation, innovation, and assortment decisions across our portfolio. By leveraging enhanced consumer research, data analytics, and trend insights, we believe we are better positioned to translate consumer needs and preferences into clear, actionable product briefs that accelerate innovation and improve speed to market. In fiscal 2025, we continued as the children's apparel market leader in North America, with an approximately 10% market share in the United States for the ages zero to 10 segment. Additionally, we grew our active customer file in the United States, enabled by our efforts to both retain existing consumers that know and trust our quality and value and acquire new, younger consumers through product innovation.

  Our strategy is designed to uplift and serve the needs of the entire family, with a comprehensive offering spanning ages zero to 10, providing relevance across life stages and occasions. We are committed to standing behind the quality, value, and functionality of our products, while improving our ability to identify, interpret, and execute against emerging trends and creating better alignment between consumer demand and our assortments.

- *Brand-focused —* We are executing a brand-focused strategy centered on a true house of brands operating model. This approach enables each brand to operate with greater clarity of purpose, distinct positioning, and resources.

  Historically, smaller brands within our portfolio did not consistently receive the focus and investment required to fully realize their potential. Under our new model, each brand is empowered to develop its own identity, consumer proposition, and growth strategy, while benefiting from shared capabilities and scale.

  We believe this approach is delivering positive results, as our brands are increasingly attracting new consumers, particularly among Gen Z and Millennial families. Importantly, these newly acquired consumers are demonstrating the potential for higher lifetime value, supporting our goal of sustainable and profitable long-term growth. We continue to invest in the marketing capabilities, creative effectiveness, and pricing discipline necessary to support brand equity, drive awareness, and reinforce value perception across our portfolio.

- *Direct-to-consumer first —* We leverage a unique global, multi-channel platform to extend the reach of our brands. No other children's apparel company combines our scale and capabilities across retail stores, eCommerce, and wholesale channels, enabling us to meet families wherever they shop.

  We are the largest specialty retailer in North America focused on young children's apparel, with over 1,000 company-owned stores and dedicated websites across the United States, Canada, and Mexico. We believe our direct-to-consumer businesses provide the best expression of our brands, with curated assortments led by newness, knowledgeable and engaged associates in our stores, a clear brand point of view, and total value that is easy to understand. We are improving our retail fleet through remodels, new store experiences, and learnings from our Atlanta flagship store. In fiscal 2025, we initiated a portfolio optimization strategy, including plans to close approximately 150 lower-margin stores through fiscal 2028, to improve productivity and strengthen brand expression.

  Our wide direct-to-consumer reach is further extended through wholesale partnerships. We are the largest supplier of young children's apparel to leading North American retailers, with distribution in more than 19,500 locations and across partners' digital platforms. We continue to invest in brand experiences with wholesale partners, grow with mass and off-price customers serving young families, evolve our Amazon partnership toward core flagship brands, and extend our global reach through multinational wholesale relationships.

In addition to the strategic pillars described above, we are focused on returning to consistent, profitable growth, recapturing market share, and creating long-term shareholder value through initiatives designed to (i) stabilize business performance, (ii) increase near-term productivity, and (iii) invest to enable long-term growth.

Our Brands

Carter's & OshKosh B'gosh

Our *Carter's* and *OshKosh* product offerings include apparel and accessories for babies (sizes newborn to 24 months), toddlers (sizes 2T to 5T), and kids (sizes 4 to 14).

For our *Carter's* brands, our focus is on essential and fashion apparel products for babies and young children, including bodysuits, layette essentials, sleep and play, pants, tops and t-shirts, multi-piece sets, dresses, and sleepwear. We attribute our leading market position to our strong value proposition, brand strength, distinctive design, commitment to quality, and our broad distribution through our company-operated retail stores, websites, and mobile app, as well as our wholesale distribution

channel that includes successful and long-standing relationships with leading global and national retailers. Our marketing programs target first-time parents, experienced parents, and gift-givers. Our core baby product line provides families with essential products and accessories, including value-focused multi-piece sets. We also have three exclusive *Carter's* brands: our *Child of Mine* brand, which is sold at Walmart, our *Just One You* brand, which is sold at Target, and our *Simple Joys* brand, which is available on Amazon.

Carter's is the leading brand in the zero to 10-year-old market in the United States, with particular strength in the zero to two-year-old segment. As of December 2025, our multichannel business model enabled our *Carter's* brands to maintain a leading market share of approximately 9% in the zero to 10-year-old market. Our *Carter's* brands maintained the leading market position with approximately 21% in the zero to two-year-old baby market and maintained its leading market position with approximately 8% in the three to four-year-old toddler market. Our *Carter's* brands also have an approximately 2% market share in the five to ten-year-old kid market.

The focus of the *OshKosh* brand is high-quality playclothes, including denim jeans, overalls, core bottoms, knit tops, t-shirts, and layering pieces for everyday use, primarily targeted at toddlers and young children. We believe that our *OshKosh* brand has significant brand name recognition, which consumers associate with high-quality, durable, and authentic playclothes for young children. As of December 2025, our *OshKosh* brand's market share was approximately 1% of the zero to 10-year-old apparel market in the United States.

For both our *Carter's* and *OshKosh* brands, we employ cross-functional teams to develop our product assortments. Team members from merchandising, art, design, sourcing, product development, and planning follow a disciplined development process. We believe that this approach, which includes consumer research, value engineering, and rigorous attention to detail, results in compelling consumer product offerings, increases consumer response, and supports efficient and productive operations.

We are focused on strengthening our brands with consumers by differentiating our products through fabric details, on-trend styling, updated packaging and presentation strategies, and consumer-facing marketing. We also place importance on differentiating our brand experience through in-store fixturing, branding, signage, photography, and advertising across all of our global channels of distribution.

Licensed Products

We license our *Carter's*, *OshKosh*, *Child of Mine*, *Just One You*, *Simple Joys*, and *Little Planet* brands to various licensed partners in order to expand our product offerings into additional product categories such as footwear, outerwear, accessories (such as hair accessories and jewelry), toys, home décor, cribs and baby furniture, and bedding. These licensed partners develop and sell our branded products through multiple sales channels, while leveraging our brand strength, customer relationships, and designs. Licensed products provide our customers with a range of lifestyle products that complement and expand upon our baby and young children's apparel offerings. Our license agreements require strict adherence to our quality and compliance standards and provide for a multi-step product approval process. We work in conjunction with our licensing partners in the development of our branded products to aim to ensure consistency across product offerings with our vision of high-quality products at market-leading value.

We also partner with other brand owners to further expand our retail apparel product offerings, including a range of licensed sports and character t-shirts, bodysuits, and sleepwear.

Skip Hop

Under our *Skip Hop* brand, we design, source, and market products that are sold primarily to expectant parents and families with young children. Our *Skip Hop* brand is best known for diaper bags, kid's bags, home gear, and products for playtime, mealtime, bath time, and travel, and combines innovative functionality with attractive design. Skip Hop was the #1 brand in diaper bags in fiscal 2025.

We believe that *Skip Hop* is a global lifestyle brand. *Skip Hop*'s core philosophy and positioning revolve around its brand promise — *"Must-Haves * Made Better."* This reflects the brand's goal of creating innovative, smartly designed, and highly functional essentials for parents, babies, and toddlers. The *Skip Hop* team includes both in-house design and creative teams, each of which is dedicated to meeting that goal. We have made investments in branding, in-store fixturing, and signage, along with digital advertising, to further strengthen the position of the *Skip Hop* brand. *Skip Hop* branded products are sold through our retail stores, our eCommerce site, and in the wholesale channel, which represented a majority of the brand's net sales in fiscal 2025.

Little Planet

Our *Little Planet* brand launched in 2021 and is a primarily organic and sustainable apparel brand created to serve a growing consumer need for beautiful heirloom-quality baby and toddler products developed using sustainable materials. The assortment of products includes sleepwear, swimwear, outerwear, bedding, accessories, and toys. *Little Planet* products are sold through our retail stores, our eCommerce site, and in the wholesale channel, at price points typically above comparable *Carter's* and *OshKosh* apparel products.

Otter Avenue

Our *Otter Avenue* brand, launched in 2025, is a toddler brand that focuses on functionality and is designed to encourage independence, while combining fun, sophistication, and fashion-forward styles. This brand includes a curated assortment of toddler apparel and accessories and is our first-ever brand specifically for toddlers, crafted through insights around how children begin to dress themselves. We believe that Otter Avenue will help us retain our infant and baby consumers as they grow. Otter Avenue commands higher prices, as compared to our other brands, through premium design and make. The brand was initially launched in our U.S. Retail channel with expanded distribution planned into other channels.

Sales Channels

We sell our *Carter's*, *OshKosh*, *Skip Hop*, and *Little Planet* branded products through multiple channels, both in the United States and globally and, as noted above, we sell *Otter Avenue* in our U.S. Retail channel and plan to expand distribution into other channels.

U.S. Retail

Our U.S. Retail segment includes sales of our products through our U.S. retail stores and eCommerce sites, including through our omni-channel capabilities which provide our consumers with a seamless shopping experience in the channel of their choice.

Our U.S. retail stores are generally located in high-traffic open-air shopping centers and malls in or near major cities or in outlet centers that are near densely populated areas. We believe that our brand strength, product assortment, shopping experience, and high-quality service have made our retail stores a destination for consumers seeking children's apparel and accessories.

Our stores carry an assortment of *Carter's*, *OshKosh*, and/or *Skip Hop, Little Planet,* and *Otter Avenue* branded products, as well as other products, depending on the store and location. As of January 3, 2026, our stores averaged approximately 5,100 square feet per location. As of January 3, 2026, we operated 804 stores in the United States.

In the fourth quarter of fiscal 2024, we opened our first-ever flagship store in Atlanta, Georgia, which includes brand-centric presentations, in-store shops for baby, toddler and kids, modern digital displays, a gifting station, and community engagement events.

We have identified opportunities to rationalize our store portfolio by closing approximately 150 low-margin stores, primarily at lease expiration, in North America during fiscal years 2025 through 2028. We closed 35 stores across fiscal 2025 and expect to close approximately 60 stores across fiscal 2026. We expect these actions, assuming anticipated sales transfer to nearby company-operated stores and our eCommerce channel and the elimination of fixed store expenses, to favorably impact our profitability. Additionally, we are largely suspending new store openings in the U.S. under our current store model. These actions allow us to focus on improving the productivity of our existing retail store fleet and to advance our fleet segmentation strategy to create more differentiated consumer experiences.

We also sell our products through our U.S. eCommerce websites at www.carters.com, www.oshkosh.com, www.skiphop.com, www.littleplanet.com, www.otteravenue.com, and through our mobile app.

We focus on the customer experience through store and eCommerce website design, visual aesthetics, clear product presentation, and exceptional customer service. Our eCommerce websites also feature product recommendations and online-exclusive offerings.

We strive to create a seamless omni-channel experience between our retail stores and our eCommerce websites. Customers can choose to have eCommerce purchases shipped directly to them (same-day shipping available in select markets), to pick-up the purchases in a store (buy-online, pick-up in-store), or through our curbside pick-up services. eCommerce purchases, including from our eCommerce websites and mobile app, may be shipped from one of our distribution facilities or from a retail store (buy-online, deliver-from-store). Store purchases are primarily fulfilled from each store's inventory, but our in-store buy-online services offer our broadest assortment to be shipped to a customer from one of our distribution facilities or from another retail

store. We utilize radio frequency identification ("RFID") technology in our stores. This technology helps us to improve our management of inventory and allows us to fulfill omni-channel orders more effectively.

U.S. Wholesale

Our U.S. Wholesale segment includes sales of our products to our U.S. wholesale customers.

Our *Carter's* brand wholesale customers in the United States include major retailers, such as Costco, JCPenney, Kohl's, Macy's, Marshalls, Ross Stores, Sam's Club, and T.J. Maxx. Additionally, our *Child of Mine* exclusive brand is sold at Walmart, our *Just One You* exclusive brand is sold at Target, and our *Simple Joys* exclusive brand is available on Amazon.

Our *OshKosh* brand wholesale customers in the United States include major retailers, such as Amazon and Target.

Our *Skip Hop* brand wholesale customers in the United States include major retailers, such as Amazon, Target, and Walmart.

Our *Little Planet* brand wholesale customers in the United States include major retailers, such as Amazon and Target.

We collaborate with our wholesale customers to provide a consistent and high-level of service, and to drive growth through eCommerce, replenishment, product mix, and brand presentation initiatives. We also have frequent meetings with the senior management of key accounts to align on strategic growth plans.

Our two largest wholesale customers accounted for 11.0% and 10.3%, respectively, of consolidated net sales in fiscal 2025.

International

Our International segment includes sales of our products outside of the United States, including through our retail stores and eCommerce sites in Canada and Mexico. As of January 3, 2026, in Canada we operated 192 retail stores and an eCommerce site at www.cartersoshkosh.ca, and in Mexico we operated 72 retail stores and an eCommerce site at www.carters.com.mx.

Our International segment includes sales of our products to wholesale accounts outside of the United States, including both domestic retailers with international operations and international retailers. In addition, we license our *Carter's* and *OshKosh* brands to international customers that sell our products through branded retail and online stores, as well as to wholesale customers, within their licensed territories. Our International segment includes sales of our products to these licensees, and royalty income based on sales made by certain licensees. As of the end of fiscal 2025, our International segment included wholesale accounts in approximately 2,000 locations in North America and wholesale accounts and licensees who operated in over 1,100 locations outside of North America. As of the end of fiscal 2025, we had approximately 45 international licensees who operated in over 90 countries.

Our Marketing Strategy

For all our brands, our marketing is largely focused on driving brand preference and engagement with first-time and experienced parents, as well as gift-givers. Our goal is to have the most top-of-mind, preferred brands in the young children's apparel market and to connect with diverse, digitally savvy consumers. As such, our marketing investments are targeted at acquiring new customers, developing stronger relationships with our existing customers, and extending our customers' tenure with our brands. Included among our marketing investments are our newly developed marketing personalization capabilities, a rebranded and relaunched customer loyalty program, enhanced digital and social media programs, and strengthened consumer-facing technologies such as our mobile app. We plan to continue to invest in the effectiveness of our marketing strategy, including through demand creation that highlights the style and quality of our products.

We use our customer loyalty program in the United States to drive customer traffic, sales, and brand loyalty. In fiscal 2024, we rebranded and relaunched our loyalty program as *Carter's Rewards* with the goals of further deepening our customer loyalty, increasing the frequency of visits, and growing customer lifetime value. This program is integrated across our U.S. retail stores and online businesses. During fiscal 2025, our U.S. retail sales were predominantly made to members of *Carter's Rewards*.

Complementing our *Carter's Rewards* loyalty program is our Carter's private label credit card, which provides added benefits for our *Carter's Rewards* customers. A third-party financial institution issues the Carter's credit card to consumers and bears all underwriting and credit risk under the program. Under the credit card program agreement with the third-party financial institution, the Company receives payments for the establishment of new credit accounts, as well as royalties on the usage of the credit card by customers.

Our Global Sourcing Network

We source all of our apparel and other products from a global network of third-party suppliers, primarily located in Asia. We source the remainder of our products primarily through North America, Africa, and Central America. We estimate that Vietnam, Bangladesh, Cambodia, and India will collectively represent approximately 75%, and China less than 3%, of our product sourcing spend in fiscal 2026. In fiscal 2025, approximately 60% of the fabric that was used in the manufacture of our products was sourced from China; however, the fibers used to produce that fabric were sourced from outside of China. The remainder of the fabric was sourced primarily from India, Vietnam, Bangladesh, and Cambodia. We do not own any raw materials or manufacturing facilities.

Since its inauguration in January 2025, the second Trump Administration has made numerous announcements and taken action to increase tariffs assessed on products imported into the United States, which has introduced heightened uncertainty across the global economy. Any new or increased tariffs, quotas, embargoes, or other trade barriers have the potential to adversely affect our supply chain, cost structure, margins, and competitiveness. Additionally, retaliatory actions taken by impacted countries could further disrupt global trade and create additional inflationary pressures in raw materials and logistics.

Our sourcing operations are based in Hong Kong in order to facilitate better service and manage the volume of manufacturing in Asia. Our Hong Kong office acts as an agent for substantially all of our sourcing in Asia and monitors production at manufacturers' facilities to ensure quality control and compliance with our manufacturing specifications and social responsibility standards, as well as timely delivery of finished apparel to our distribution facilities. We also have sourcing offices in Cambodia, Vietnam, China, India, and Bangladesh to help support these efforts.

Prior to placing production, and on a recurring basis, we conduct assessments of political, social, economic, environmental, trade, labor and intellectual property protection conditions in the countries in which we source our products, and we conduct assessments of our manufacturers and supply chain, as discussed under "—Responsible Sourcing" below. In connection with the manufacture of our products, manufacturers purchase raw materials including fabric and other materials (such as linings, zippers, buttons, and trim) at our direction. We regularly inspect and supervise the manufacture of our products as well as test the products in order to maintain safety and quality control, monitor compliance with our manufacturing specifications and social responsibility standards, and to ensure timely delivery. We also inspect finished products at the manufacturing facilities.

We generally arrange for the production of products on a purchase order basis with completed products manufactured to our design specifications. We assume the risk of loss predominantly on a Freight-On-Board (F.O.B.) basis when goods are delivered to a shipper and are insured against losses arising during shipping.

We have not entered into any long-term contractual arrangements with any contractor or manufacturer. We believe that the production capacity of each foreign manufacturer with which we have developed, or are developing, a relationship is adequate to meet our production requirements for the foreseeable future. We believe that alternative foreign manufacturers are readily available.

We expect all of our suppliers shipping to the United States to adhere to the requirements of the U.S. Customs and Border Protection's Customs-Trade Partnership Against Terrorism ("C-TPAT") program, including standards relating to facility security, procedural security, personnel security, cargo security, and the overall protection of the supply chain. In the event a supplier does not comply with our C-TPAT requirements, or if we have determined that the supplier will be unable to correct a deficiency, we may move that supplier's product through alternative supply chain channels or we may terminate our business relationship with the supplier.

Responsible Sourcing

Responsible sourcing is integral to our business strategy. Accordingly, we have adopted a factory on-boarding program that allows us to assess each factory's compliance with our ethical and social responsibility standards before we place orders for product with that factory. Additionally, we regularly assess the manufacturing facilities we use through periodic on-site facility inspections, including the use of independent auditors to supplement our internal staff. We use audit data and performance results to identify potential improvements, and we integrate this information into our on-going sourcing decisions. Our vendor code of ethics, with which we require our factories to comply, outlines our standards for supplier behavior in creating a fair and safe workplace and covers employment practices, such as wages and benefits, working hours, health and safety, working age, and discriminatory practices, as well as environmental, ethical, and other legal matters. In addition, our social responsibility policy establishes our expectations for our global suppliers and guides our oversight. This policy is derived from the policies,

standards, and conventions of the International Labor Organization, and includes a commitment to the Universal Declaration of Human Rights.

Sustainability

We issued our fifth annual Raise the Future Impact Report in fiscal 2025, in which we highlighted our three strategic pillars that guide our long-term corporate responsibility commitments: Product, Planet, and People. In furtherance of these commitments, we discussed our efforts to grow our sustainable product offerings, reduce our carbon footprint, and uplift our workers and communities. In fiscal 2025, we continued our transition to more sustainably grown cotton through the Better Cotton Initiative, with over 80% of our cotton sourced through this program. Additionally, we continued our use of LENZING™ ECOVERO™, a sustainably produced viscose fiber sourced from responsibly managed forests.

As a result of customer demand, we have increased the sales of and expanded the scope of our *Little Planet* brand and *PurelySoft* collection, and we plan to increase the availability of sustainable choices across all our product lines to support the growing demand. We have increased our transparency on our chemicals management process by publishing a Restricted Substances List, designating chemicals that should be minimized or avoided in our apparel and accessories, and are working with our suppliers to minimize or avoid the use of such chemicals in our products. We use the OEKO-TEX® Standard 100 certification label, a well-known certification for textiles tested for harmful substances, which appeared on more than 99% of our baby apparel and sleepwear in fiscal 2025. We have established targets, validated by the Science-Based Target Initiative, to reduce risks associated with our Scope 1 and 2 greenhouse gas emissions.

Our Global Distribution Network

The majority of all finished goods manufactured for us are shipped to our distribution facilities or to designated third-party facilities for final inspection, allocation, and reshipment to customers. The goods are delivered to us and to our customers by independent shippers. We choose the form of shipment based upon needs, costs, and timing considerations.

In the United States, we operate two distribution centers in Georgia: an approximately 1.1 million square-foot multichannel facility in Braselton and a 0.5 million square-foot facility in Stockbridge. In the third quarter of fiscal 2025, we vacated our 0.2 million square-foot single-channel facility in Jonesboro, Georgia. We outsource certain distribution activities to third-party logistics providers located in California and leverage additional third-party providers in Georgia, as needed, primarily for storage seasonally. Our distribution center activities include receiving finished goods from our vendors, inspecting those products, and preparing and shipping them to our wholesale customers, retail stores, and eCommerce customers.

Internationally, we operate directly or outsource our distribution activities to third-party logistics providers in Canada, China, Mexico, and Vietnam to support shipment to the United States, as well as our international wholesale accounts, international licensees, international eCommerce operations, and Canadian and Mexican retail store networks.

Governmental Regulation

We are subject to laws, regulations and standards set by various governmental authorities and standard setting bodies around the world, including in the United States, Canada, and Mexico, including:

- those imposed by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Securities and Exchange Commission ("SEC"), and the New York Stock Exchange ("NYSE");
- the U.S. Foreign Corrupt Practices Act, and similar world-wide anti-bribery laws;
- the tax laws of the United States and other countries;
- health care, employment, and labor laws;
- product and consumer safety laws, including those imposed by the U.S. Consumer Product Safety Commission and the Americans with Disabilities Act of 1990;
- data privacy laws, including the European Union General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act ("CCPA"), and the California Privacy Rights Act ("CPRA");
- trade, transportation, and logistics related laws, including tariffs, quotas, embargoes, and orders issued by Customs and Border Protection and similar agencies in other countries; and
- applicable environmental laws.

The majority of our products are imported into the United States, Canada, and Mexico. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. In addition, each of the countries in which our products are sold has laws and regulations covering imports. The United States and other countries in which our products are sold may

impose, from time to time, new duties, tariffs, surcharges, or other import controls or restrictions including trade related restrictions on the sourcing and importation of raw materials and finished goods, or adjust presently prevailing duty or tariff rates or levels. We, therefore, actively monitor import restrictions and developments and seek to minimize our potential exposure to import related risks through shifts of production among countries, including consideration of countries with tariff preference and free trade agreements, manufacturers, and geographical diversification of our sources of supply.

Additionally, we are subject to various other federal, state, local and foreign laws and regulations that govern our activities, operations, and products, including data privacy, truth-in-advertising, accessibility, customs, wage and hour laws and regulations, and zoning and occupancy ordinances that regulate retailers generally and govern the promotion and sale of merchandise and the operation of retail stores and eCommerce sites. Noncompliance with these laws and regulations may result in substantial monetary penalties and criminal sanctions.

Competition

The baby and young children's apparel and accessories market is highly competitive. Competition in our market is generally based on a variety of factors, including comfort and fit, quality, pricing, style, selection, convenience, and breadth of distribution. Both national brand and private label manufacturers, as well as specialty apparel brands and retailers, aggressively compete in the baby and young children's apparel market. Our primary competitors include (in alphabetical order): Gap, Old Navy, and The Children's Place; Cat & Jack (private label sold exclusively in Target) and Garanimals (sold exclusively in Walmart); and Disney, Nike, Adidas, and Under Armour (national brands). Because of the highly fragmented nature of the industry, we also compete with many small specialty brands and retailers. We believe that the awareness and strength of our brand names, combined with the breadth and value of our product offerings, broad distribution, scale, and operational expertise, position us well against our competitors.

Seasonality and Weather

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, which generally have resulted in lower sales and gross profit in the first half of our fiscal year versus the second half of the year. Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full fiscal year. In addition, our business is susceptible to unseasonable weather conditions, which could influence consumer behavior, customer traffic, and shopping habits. For example, extended periods of unseasonably warm temperatures during the winter season, cool temperatures during the summer season, or severe weather events that disrupt store operations, distribution, or shipping networks could affect the level and timing of demand.

Human Capital Management

As of the end of fiscal 2025, we had approximately 15,400 employees globally. The tables below present the composition and location of our employees:

	Employee Count	% of Total
Retail stores	12,180	79.1 %
Corporate offices	1,650	10.7 %
Distribution centers	1,570	10.2 %
Total	15,400	100.0 %

	Employee Count	% of Total
United States	12,230	79.4 %
Canada	2,200	14.3 %
Mexico	700	4.5 %
Other (primarily countries in Asia)	270	1.8 %
Total	15,400	100.0 %

Talent and Development

We are guided by our core values:

- Consumer-Immersed - We listen deeply, design with families in mind, and keep childhood wonder at the heart of everything we do. We create playful, innovative products and experiences that inspire curiosity and are grounded in the real ways families live and make memories.

- Act with Integrity - We do the right thing, guided by principle, not pressure. We act with honesty, transparency, and respect. We make responsible choices that consider our long-term impact on people, our community, and the planet.
- Wonder, Won Together - We believe the best outcomes are created together. When we work as one connected team with shared goals, we turn collaboration into something bigger than any one of us. We do what is right for the whole—not just our part—because that is how we create real impact and wonder.
- Own the Outcome - We take accountability for our outcomes and embrace learning through action. We take smart risks, experiment, learn fast, and adapt quickly, turning missteps into momentum and growth for ourselves and others.
- Champion Every Family - We show up for families of all kinds with curiosity, respect, and care. We earn cultural relevance by reflecting the diversity of the families we serve in our products, experiences, teams, and decisions, because different perspectives make us stronger.

We believe that to succeed as a business and to positively impact families and our communities, we must first create and maintain an inclusive, supportive workplace culture that fosters high employee engagement. We believe in developing our employees and offer numerous formal training opportunities as well as ongoing informal on-the-job learning, including:

- mentoring and executive development programs that nurture emerging talent and facilitate knowledge sharing, benefiting employees at all stages of their careers;
- intentional goal setting process focused on professional growth and development;
- online courses and formal development programs designed to enhance personal leadership skills, business acumen, and people management skills, as well as specialized development resources for our retail store, distribution center and office employees; and
- each year, we award scholarships to Carter's employees and children of employees to attend an accredited college or university.

Health and Safety

We maintain a culture focused on safety with the goal of eliminating workplace incidents, risks and hazards. We have created and implemented processes to help eliminate safety incidents by reducing their frequency and severity, and we review and monitor our performance closely.

Available Information

Our corporate website address is https://corporate.carters.com. On our investor relations website (ir.carters.com), we make available, free of charge, our SEC filings, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available on our website the *Carter's Code of Ethics*, the *Vendor Code of Ethics*, and the *Raise the Future Impact Report,* our corporate governance principles, and the charters for the Compensation, Audit, and Nominating and Corporate Governance Committees of the Board of Directors (the "Board"). The information contained on our website is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K or any other reports we file with or furnish to the SEC. The SEC maintains an internet site, www.sec.gov, containing reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Risk Factors Summary

The following is a summary of the principal risks and uncertainties described in more detail in this Annual Report on Form 10-K for the year ended January 3, 2026.

Risks Related to Global and Macroeconomic Conditions

- Our business is sensitive to overall levels of consumer spending, consumer confidence, and consumer sentiment, particularly in the young children's apparel market.
- Our business could be negatively impacted by political or economic risks that we are exposed to as a part of our global operations.
- Public health crises have and may in the future have a significant adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Brands and Product Value

- The acceptance of our products in the marketplace is affected by consumer tastes and preferences, along with fashion trends.
- We may be unable to protect our intellectual property rights, which could diminish the value of our brands, weaken our competitive position, and adversely affect our reputation and results.
- The value of our brands, and our sales, could be diminished if we are associated with negative publicity, including through actions by our employees, and our vendors, marketing partners, third-party manufacturers, and licensees, over whom we have limited control.
- Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or if we receive negative publicity, the value of our brands, and our sales, could be diminished.
- We may experience delays, product recalls, or loss of revenues or incur additional costs if our products do not meet our quality standards.

Risks Related to Operating a Global Business

- We face risks related to the uncertainty regarding the future of international trade agreements and the United States' position on international trade. Significant political, trade, regulatory developments, and other circumstances beyond our control could have a material impact on our business, financial condition, and results of operations if we are unable to successfully implement various mitigating actions.
- We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.
- Financial difficulties for, or the loss of one or more of, our major wholesale customers could result in a material loss of revenues.
- Our retail success is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.
- Our eCommerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.
- Profitability and our reputation and relationships could be negatively affected if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.
- Our profitability may decline as a result of lower margins, such as through deflationary pressures on our selling prices and increases in production costs and costs to serve.
- We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw materials, labor, and transportation costs, which may impact our expenses and profitability.
- Our revenues, product costs, and other expenses are subject to foreign economic and currency risks due to our operations outside of the United States.
- Our business could suffer a material adverse effect from unseasonable or extreme weather conditions, or other effects of climate change.
- Our failure to appropriately address environmental, social, and governance ("ESG") matters, or focus on certain ESG matters over others, may adversely impact our business, reputation, financial condition and results of operations.

Risks Related to our Global Supply Chain and Labor Force

- We source substantially all of our products through foreign-based suppliers and manufacturers. Our dependence on foreign supply sources is subject to risks associated with global sourcing and manufacturing which could result in disruptions to our operations.

- A relatively small number of vendors supply a significant amount of our products, and losing one or more of these vendors could have a material adverse effect on our business.
- Labor or other disruptions along our supply chain may adversely affect our relationships with customers, reputation with consumers, and results of operations.
- Our inability to effectively source and manage inventory could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.
- Our Braselton, Georgia distribution facility handles a large portion of our merchandise distribution. If we encounter problems with this facility, our ability to deliver our products to the market could be adversely affected.

Risks Relating to Litigation
- We are and may become subject to various claims and pending or threatened lawsuits, including as a result of investigations or other proceedings related to investigations.

Risks Relating to Cybersecurity, Data Privacy, and Information Technology
- Our systems, and those of our third-party vendors, containing personal information and payment data of our retail store and eCommerce customers, employees, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses.
- Failure to implement new information technology systems or needed upgrades to our systems, including operational and financial systems, could adversely affect our business.

Risks Relating to Our International Expansion
- We may be unsuccessful in expanding into international markets.

Risks Related to Governmental and Regulatory Changes
- Failure to comply with the various laws and regulations as well as changes in laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations.

Risks Related to Executing Our Strategic Plan
- We may not fully realize the expected benefits of our restructuring plans or other operating or cost-saving initiatives, which may negatively impact our profitability.
- Our failure to properly manage strategic initiatives in order to achieve our objectives may negatively impact our business.
- Our success is dependent upon retaining key individuals within the organization to execute our strategic plan.
- We may be unable to grow through acquisitions or successfully integrate acquired businesses, and such acquisitions may fail to achieve the financial results we expected.

Risks Related to Financial Reporting, Our Debt, and Taxes
- We may not achieve sales growth plans, profitability objectives, and other assumptions that support the carrying value of our intangible assets.
- We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.
- The terms of our secured asset-based revolving credit facility (the ABL Facility) and the indenture governing our senior notes contain restrictions and limitations that could significantly impact our management's flexibility or our financial and operational flexibility to operate our business and could adversely affect the holders of our senior notes.
- Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
- Fluctuations in our tax obligations and effective tax rate may result in volatility in our operating and financial results and stock price.

General Risks
- Quarterly cash dividends and share repurchases are subject to a number of uncertainties, and may affect the price of our common stock.
- The market price of our common stock may be volatile.
- Our Board authorized our entry into a limited duration stockholder rights agreement, which could delay or discourage a merger, tender offer, or assumption of control of the Company not approved by our Board.
- Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

You should carefully consider each of the following risk factors as well as the other information contained in this Annual Report on Form 10-K and our other filings with the SEC in evaluating our business. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impact our business operations. If any of the following risks actually occur, our operating results may be affected.

Risks Related to Global and Macroeconomic Conditions

Our business is sensitive to overall levels of consumer spending, consumer confidence, and sentiment, particularly in the young children's apparel market.

Both retail consumer and wholesale customer demand for young children's apparel and accessories, specifically brand name apparel products, is affected by the overall level of consumer spending, consumer confidence, and sentiment. Overall spending in the market is affected by a number of global and macroeconomic factors, such as overall economic conditions and employment levels, gasoline and utility costs, business conditions, market volatility, bank failures, availability of consumer credit, tax rates, the availability of tax credits, interest rates, inflationary pressures and general uncertainty regarding the overall future political and economic climate, levels of consumer indebtedness, foreign currency exchange rates, weather, and overall levels of consumer confidence. For example, in recent years, the U.S. economy has been negatively impacted by historically high inflation rates, which have negatively impacted and may continue to negatively impact consumer demand. Birth rate fluctuations, which in turn affect the number of customers that are acquired and retained, can have a material impact on consumer spending and our business. Reductions, or lower-than-expected growth, in the level of discretionary or overall consumer spending may have a material adverse effect on our sales and results of operations.

Our business could be negatively impacted by political and economic risks that we are exposed to as a result of our global operations.

We are subject to general political and economic risks in connection with our global operations, including political instability (both in the United States and globally, including the ongoing conflict between Russia and Ukraine and the related economic and retaliatory measures), frequent hostilities between Israel and Hamas, persistent conflict in the Red Sea region, terrorist attacks, and changes in diplomatic and trade relationships, any of which may have a significant adverse effect on our business, financial condition, and results of operations. Economic uncertainty in the United States and abroad has led to growing concerns about the systemic impact of rising energy costs, geopolitical issues, or the availability and cost of credit and higher interest rates, which could further lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad. As our customers react to global economic conditions we have seen and may see customers reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity, thereby adversely affecting our customers' ability or willingness to purchase our products.

Public health crises have and may in the future have a significant adverse effect on our business, financial condition, and results of operations.

We are subject to public health crises which have had, and may in the future have, a significant impact on our operations, cash flow and liquidity. For example, the response to the COVID-19 pandemic negatively affected the global economy, disrupted global supply chains, and created significant disruption in financial and retail markets, including increased unemployment rates and a disruption in consumer demand for baby and children's clothing and accessories. Uncertainty caused by pandemics, epidemics, or similar public health crises could lead to prolonged economic downturns and reduce or delay demand for our products, in which case our revenues could be significantly impacted. The extent to which a public health crisis impacts our business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Related to Our Brands and Product Value

The acceptance of our products in the marketplace is affected by consumer tastes and preferences, along with fashion trends.

We believe that our continued success depends on our ability to create products that provide a compelling value proposition for our consumers in all of our distribution channels. There can be no assurance that the demand for our products will not decline, or that we will be able to successfully and timely evaluate and adapt our products to changes in consumer tastes and preferences or fashion trends. If demand for our products declines, promotional pricing may be required to sell out-of-season or excess merchandise, and our profitability and results of operations could be adversely affected.

We may be unable to protect our intellectual property rights, which could diminish the value of our brand, weaken our competitive position, and adversely affect our reputation and results.

We currently rely on a combination of trademark, unfair competition, and copyright laws, as well as licensing and vendor arrangements, to establish and protect our intellectual property assets and rights. The steps taken by us or by our licensees and

vendors to protect our proprietary rights may not be adequate to prevent either the counterfeit production of our products or the infringement of our trademarks or proprietary rights by others. Despite our efforts, our brands are still susceptible to counterfeiting. Such counterfeiting dilutes our brands and can cause harm to our reputation and business. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights and where third parties may have rights to conflicting trademarks, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in those countries. If we fail to protect and maintain our intellectual property rights, the value of our brands could be diminished, and our competitive position may suffer. Further, third parties may assert intellectual property claims against us, particularly as we expand our business geographically or through acquisitions, and any such claim could be expensive and time consuming to defend, regardless of their merit. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products, which could have an adverse effect on our results of operations.

The value of our brands, and our sales, could be diminished if we are associated with negative publicity, including through actions by our employees, and our vendors, marketing partners, third-party manufacturers, and licensees, over whom we have limited control.

Although we maintain policies with our employees, vendors, marketing partners, third-party manufacturers, and licensees that promote ethical business practices, and our employees, agents, and third-party compliance auditors periodically visit and monitor the operations of these entities, we do not control our vendors, third-party manufacturers, or licensees, or their practices. A violation of our vendor policies, licensee agreements, health and safety standards, labor laws, anti-bribery laws, privacy laws or other policies or laws by these employees, vendors, third-party manufacturers, or licensees could damage the image and reputation of our brands and could subject us to liability. As a result, negative publicity regarding us or our brands or products, including licensed products, could adversely affect our reputation and sales. Further, while we take steps to ensure the reputations of our brands are maintained through license and vendor agreements, there can be no guarantee that our brand image will not be negatively affected through its association with products or actions of our licensees, vendors, or third-party manufacturers.

Our future growth depends significantly on our branding and marketing efforts, and if our marketing efforts are not successful or if we receive negative publicity, the value of our brands, and our sales, could be diminished.

We have invested significantly in our brands and believe that maintaining and enhancing our brands' identities is crucial to our success. Our ability to attract customers depends in large part on the success of marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include earned media through press, social media and search engine optimization, as well as paid advertising, such as online affiliations, search engine marketing, digital marketing, social media marketing, influencer marketing, offline partnerships, direct mail, and television advertising. While our goal remains to increase the strength, recognition and trust in our brands by increasing our customer base and expanding our products, if in the future any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if we receive negative publicity or fail to maintain our brands, if the cost of using these channels significantly increases or if we are not successful in generating new channels, we may not be able to attract new customers or increase the activity of our existing members on our platform in a cost-effective manner.

We may experience delays, product recalls, or loss of revenues or incur additional costs if our products do not meet our quality standards.

From time to time, we receive shipments of product from our third-party vendors that fail to conform to our quality standards. A failure in our quality control program may result in diminished inventory levels and product quality, which in turn may result in increased order cancellations and product returns, decreased consumer demand for our products, or product recalls, any of which may have a material adverse effect on our results of operations and financial condition. In addition, products that fail to meet our standards, or other unauthorized products, may be sold by third parties without our knowledge or consent. This could materially harm our brands and our reputation in the marketplace. Although we have not incurred any material product recalls or delays to date, we have been subject to product recalls and/or delays in the past. We cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

Risks Related to Operating a Global Business

We face risks related to the uncertainty regarding the future of international trade agreements and the United States' position on international trade. Significant political, trade, regulatory developments, and other circumstances beyond our control, are expected to have a material impact on our business, financial condition, and results of operations if we are unable to successfully implement various mitigating actions.

We sell products outside the United States through our multichannel global business model, and we rely on a network of global suppliers, primarily located in Asia. We estimate that Vietnam, Bangladesh, Cambodia, and India will collectively represent

approximately 75%, and China less than 3%, of our product sourcing spend in fiscal 2026. In fiscal 2025, approximately 60% of the fabric that was used in the manufacture of our products was sourced from China; however, the fibers used to produce that fabric were sourced from outside of China. As a result of the tariffs announced on April 2, 2025 by the Trump Administration, we are anticipating increased supply chain challenges, cost volatility, and consumer and economic uncertainty due to rapid changes in global trade policies. We continue to analyze the impact of these tariffs on our business and actions we can take to minimize their impact. We expect these new tariffs to have a material impact on our business and results of operations in fiscal year 2026 and in the longer term if we are unable to successfully implement various mitigating actions noted below.

Uncertainty regarding policies of the Trump Administration with respect to the future of trade partnerships and relations, including as a result of the tariffs announced by the Trump Administration and additional tariffs that may be announced or implemented in the future, are expected to impact our market share, revenue and gross margins and reduce our competitiveness in countries that will be affected by those policies. In addition, these developments may also negatively impact the carrying value of our reporting units and our indefinite-lived tradename assets.

As a result of the tariffs announced by the Trump Administration or additional tariffs or other restrictions, quotas, embargoes, or safeguards that are placed on goods imported into the United States, or any related counter-measures that are taken by other countries, we expect to take actions which may include, but not be limited to, changes to our product assortments, cost sharing with our vendor partners, changes to the mix of production by country, and raising prices to end consumers and our wholesale customers. The actions that we take may not fully offset the impact of tariffs and, as a result, our market share, revenue, gross margins, and results of operations may be materially harmed.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can.

The global baby and young children's apparel and accessories market is highly competitive and includes both branded and private label manufacturers. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers including in certain instances some of our wholesale accounts. Some of our competitors have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to adapt to changes in customer requirements and preferences more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their products, adopt more aggressive pricing strategies than we can, and more successfully utilize developing technology, including data analytics, artificial intelligence ("AI"), and machine learning. Additionally, our competitors may outpace us in incorporating new technologies, such as AI, into their product offerings and engagement with customers, which could affect our competitiveness and operational outcomes. Our efforts to utilize these technological advancements may not be successful, may result in substantial integration and maintenance costs, and may expose us to additional risks.

Financial difficulties for, or the loss of one or more of, our major wholesale customers could result in a material loss of revenues.

A significant amount of our business is with our wholesale customers. For fiscal 2025, we derived approximately 35% of our consolidated net sales from our U.S. Wholesale segment, approximately 34% of our consolidated net sales from our top ten wholesale customers, and approximately 30% of consolidated net sales from our top five wholesale customers, which includes net sales from our exclusive brands sold, in alphabetical order, at Amazon, Target, and Walmart. Our two largest wholesale customers accounted for 11.0% and 10.3%, respectively, of consolidated net sales in fiscal 2025.

As of the end of fiscal 2025, approximately 83% of our gross accounts receivable were from our ten largest wholesale customers, with three of these customers having individual receivable balances in excess of 10% of our total accounts receivable. Furthermore, we do not enter into long-term sales contracts with our major wholesale customers, relying instead on product performance, long-standing relationships, and our position in the marketplace.

As we have experienced in the past, we face the risk that if one or more of these customers significantly decreases their demand for our products, does business with us on less favorable terms or terminates their relationship with us as a result of financial difficulties (including bankruptcy or insolvency), competitive forces, consolidation, reorganization, changes in merchandising strategies, or other reasons, then we may have significant levels of excess inventory that we may not be able to place elsewhere, a material decrease in our sales, or material impact on our operating results. In addition, our reserves for estimated credit losses resulting from the inability of our customers to make payments may prove not to be sufficient if any one or more of our customers are unable to meet outstanding obligations to us, which could materially adversely affect our operating results. If the financial condition or credit position of one or more of our customers were to deteriorate, or such customer fails, or is unable to pay the amounts owed to us in a timely manner, this could have a significant adverse impact on our business and results of operations. For

instance, the parent company of buybuy BABY, Bed Bath & Beyond, Inc., filed for Chapter 11 bankruptcy in April 2023 and closed all of its 360 stores.

Our retail success is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.

We derive a significant portion of our revenues through our retail stores in leased retail locations across the United States, Canada, and Mexico. Successful operation of a retail store depends, in part, on the overall ability of the retail location to attract a consumer base sufficient to generate profitable store sales volumes. A significant number of our stores are located in malls and other shopping centers, and many of these malls and shopping centers have been experiencing declines in customer traffic. If we are unable to identify new retail locations with consumer traffic sufficient to support a profitable sales level, our retail growth may be limited. Some new stores may be located in areas where we have existing sales channels. Increasing the number of stores in these markets may result in inadvertent diversion of customers and sales from our existing sales channels in the same market, thereby negatively affecting our results of operations. Further, if existing stores do not maintain a sufficient customer base that provides a reasonable sales volume or we are unable to negotiate appropriate lease terms for the retail stores, there could be a material adverse impact on our sales, gross margin, and results of operations. In addition, if consumer shopping preferences transition more from brick-and-mortar stores to online retail experiences, with us or other retailers, any increase we may see in our eCommerce sales may not be sufficient to offset the decreases in sales from our brick-and-mortar stores.

We also must be able to effectively renew our existing store leases on acceptable terms. In addition, from time to time, we may seek to renegotiate existing lease terms or downsize, consolidate, reposition, or close some of our real estate locations, which in most cases requires a modification of an existing store lease. Failure to renew existing store leases, secure adequate new lease terms, or successfully modify existing locations, or failure to effectively manage the profitability of our existing fleet of stores, including the failure to successfully identify and close underperforming stores, could have a material adverse effect on our results of operations.

Additionally, the economic environment may at times make it difficult to determine the fair market rent of real estate properties within the United States and internationally. This could impact the quality of our decisions to exercise lease options and renew expiring leases at negotiated rents. Any adverse effect on the quality of these decisions could impact our ability to retain real estate locations adequate to meet our profit or growth targets or efficiently manage the profitability of our existing fleet of stores and could have a material adverse effect on our results of operations.

Our eCommerce business faces distinct risks, and our failure to successfully manage it could have a negative impact on our profitability.

The successful operation of our eCommerce business as well as our ability to provide a positive shopping experience that will generate consumer demand and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our eCommerce business in the United States, Canada, and Mexico include:

- the failure of the computer systems, including those of third-party vendors, that support and enable our eCommerce sites and mobile apps, including, among others, inadequate system capacity, service outages, computer viruses, human error, changes in programming, security breaches, system upgrades or migration of these services to new systems;
- disruptions in telecommunications services or power outages;
- reliance on third parties for computer hardware and software, as well as delivery of merchandise to our customers on-time and without damage;
- limitations of shipping volumes which may be imposed by service providers;
- rapid technology changes;
- the failure to deliver products to customers on-time and within customers' expectations;
- credit or debit card, or other electronic payment-type, fraud, or disruptions in payment systems;
- the diversion of sales from our physical stores;
- natural disasters or adverse weather conditions;
- changes in applicable federal, state and international regulations;
- liability for online content; and
- consumer privacy concerns and regulation.

Problems in any of these areas could result in a reduction in sales, increased costs and damage to our reputation and brands, which could adversely affect our business and results of operations. In addition, in both fiscal 2024 and fiscal 2023 we experienced a decrease in net sales in our eCommerce channel compared to fiscal 2022. Our eCommerce business may continue to be negatively impacted if we do not successfully integrate our traditional brick-and-mortar shopping experience with our eCommerce

experience or if we fail to improve on our eCommerce shopping experience, and any increase we may see in net sales from the growth in brick-and-mortar retail may not be sufficient to offset the decreases in net sales from eCommerce.

Profitability and our reputation and relationships could be negatively affected if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

There can be no assurance that we will be able to successfully anticipate changing consumer preferences and product trends or economic conditions and, as a result, we may not successfully manage inventory levels to meet our future order requirements. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product required to meet the demand. Inventory levels in excess of consumer demand have resulted and may continue to result in inventory write-downs and the sale of excess inventory at discounted prices, which could have an adverse effect on the image and reputation of our brands and negatively impact profitability. On the other hand, if we underestimate demand for our products, our third-party manufacturers may not be able to produce enough products to meet consumer requirements, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and relationships. These risks could have a material adverse effect on our brand image, as well as our results of operations and financial condition.

Our profitability may decline as a result of lower margins, such as through deflationary pressures on our selling prices and increases in production costs and costs to serve.

The global apparel industry is subject to pricing pressure caused by many factors, including intense competition, the promotional retail environment, and changes in consumer demand. The demand for baby and young children's apparel and accessories in particular may also be subject to other external factors, such as general inflationary pressures, as well as the costs of our products, which are driven in part by the costs of raw materials (including cotton and other commodities), labor, fuel, transportation and duties, any increases in mandatory minimum wages, and the costs to deliver those products to our customers. If external pressures, including increased inflationary pressures on our consumers' discretionary spending and deflation, cause us to reduce our sales prices and we fail to sufficiently reduce our product costs or operating expenses, or if we are unable to fully optimize prices or pass on increased costs to our customers, our profitability could decline. Additionally, while deflation could positively impact our product costs, it could have an adverse effect on our average selling prices per unit, resulting in lower sales and operating results. This could have a material adverse effect on our results of operations, liquidity, and financial condition.

We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw materials, labor, and transportation costs, which may impact our expenses and profitability.

As a large, branded marketer of apparel for babies and young children, we rely on vendors, distribution resources and transportation providers. In fiscal 2022 and 2023, the costs of raw materials, packaging materials, labor, energy, fuel, transportation, and other inputs necessary for the production and distribution of our products increased significantly. We have recently seen moderation in the costs of raw materials and ocean freight, but cannot predict the impact that increased costs will have on our expenses and profitability.

Our attempts to offset these cost pressures, such as through increases in the selling prices of some of our products, may not be successful. Higher product prices may result in reductions in sales volume, as consumers may choose less expensive options, or forego some purchases altogether, during an economic downturn. To the extent that price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume, our business, financial condition, or operating results may be adversely affected. Conversely, if competitive pressures or other factors prevent us from offsetting increased costs by price increases, our profitability may decline.

Our revenues, product costs, and other expenses are subject to foreign economic and currency risks due to our operations outside of the United States.

We have operations in Canada, Mexico, and Asia, and our vendors, third-party manufacturers, and licensees are located around the world. The value of the U.S. dollar against other foreign currencies has experienced significant volatility in recent years. While our business is primarily conducted in U.S. dollars, we source substantially all of our production from Asia, and we generate significant revenues in Canada. Our international wholesale customers have from time to time and may in the future be negatively impacted by inflation, the stronger U.S. dollar, and global conflicts. Cost increases caused by currency exchange rate fluctuations could make our products less competitive or have a material adverse effect on our profitability. Currency exchange rate fluctuations could also disrupt the businesses of our third-party manufacturers that produce our products by making their purchases of raw materials or products more expensive and more difficult to finance. Additionally, fluctuations in currency exchange rates impact the amount of our reported sales and expenses, which could have a material adverse effect on our financial position, results of operations, and cash flows.

Our business could suffer a material adverse effect from unseasonable or extreme weather conditions, or other effects of climate change.

Our business is susceptible to unseasonable weather conditions, which could influence customer demand, consumer traffic, and shopping habits. For example, extended periods of unseasonably warm temperatures during the winter season or cool temperatures during the summer season have in the past and could in the future affect the timing of and reduce or shift demand for our products, and thereby could have an adverse effect on our operating results, financial position, and cash flows. In addition, extreme weather conditions in the areas in which our stores are located could negatively affect our business, operating results, financial position, and cash flows. For example, frequent or unusually heavy or intense snowfall, flooding, hurricanes, heat stress and sea level rise, or other extreme weather conditions over an extended period have caused and could in the future cause our stores to close for a period of time or permanently, and could make it difficult for our customers and employees to travel to our stores or to receive products shipped to them, which in turn could negatively impact our operating results.

In addition, there is concern that climate change could cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters, which could have a long-term adverse impact on our business and results of operations. These changes may increase the effects described above, and changing weather patterns could result in decreased agricultural productivity in certain regions, which may limit availability and/or increase the cost of certain key materials, such as cotton.

Our failure to appropriately address ESG matters, or focus on certain ESG matters over others, may adversely impact our business, reputation, financial condition and results of operations.

Over the past few years, the expectations related to ESG matters have rapidly evolved. Given the current environment, we may evaluate and announce changing goals and initiatives related to our ESG targets, standards, and expectations from time to time.

Although we have announced goals and initiatives with respect to certain ESG topics, including Scope 1 and 2 greenhouse gas emissions, suppliers with science-based sustainability targets, waste, plastic packaging, and water usage, as well as goals with respect to our products and our people, we may be unable to meet them. Conversely in recent years there has been a rise in the prevalence of anti-ESG sentiment, and we could be criticized for the scope or nature of our ESG initiatives and goals or for any revisions to our goals. We may not be able to meet the diverging expectations and perspectives on these topics, and we could be subjected to negative responses by consumers (such as boycotts or negative publicity campaigns) that could adversely affect our reputation, results of operations, financial condition and cash flows. This may also impact our ability to attract and retain talent to compete in the marketplace.

Further, risks related to environmental and sustainability policies, laws and technologies may impact our business in the short-, medium-, and long-term. For example, if global suppliers decide to pass additional costs from current and emerging regulation related to emissions reductions or global carbon tax schemes, we could be impacted by those additional costs. Additionally, increasing consumer awareness of environmental issues has sparked a trend in the industry of offering more sustainable products, allowing customers to make conscious decisions, which could put us at a competitive disadvantage as compared to other companies with respect to some of our product offerings.

Risks Related to Our Global Supply Chain and Labor Force

We source substantially all of our products through foreign-based suppliers and manufacturers. Our dependence on foreign supply sources is subject to risks associated with global sourcing and manufacturing which could result in disruptions to our operations.

We source substantially all of our products through a network of vendors primarily in Asia, principally coordinated by our Hong Kong sourcing office. Our global supply chain could be negatively affected due to a number of factors, including:

- political instability or other global events resulting in the disruption of operations or trade in or with foreign countries from which we source our products;

- the occurrence of a natural disaster, unusual weather conditions, or a disease epidemic in foreign countries from which we source our products;

- financial instability, including bankruptcy or insolvency, of one or more of our major vendors, including our transportation providers and carriers;

- the imposition of new laws and regulations relating to imports, duties, taxes, and other charges on imports, including those that the U.S. government has implemented and may further implement on imports from China, such as the Uyghur Forced Labor Prevention Act and other sanctions and trade regulations issued by the U.S. government related to forced labor in the Xinjiang Uyghur Autonomous Region of China and other regions which may affect our sourcing operations and the availability of raw materials, including cotton, used by the vendors from which we purchase goods;

- increased costs of raw materials (including cotton and other commodities), labor, fuel, and transportation;

- interruptions in the supply of raw materials, including cotton, fabric, and trim items;

- increases in the cost of labor in our sourcing locations;

- changes in the U.S. customs procedures concerning the importation of apparel products, durable goods and accessories;

- unforeseen delays in customs clearance of any goods;

- disruptions in the global transportation network, such as port strikes or delays, work stoppages or other labor unrest, capacity withholding, world trade restrictions, acts of terrorism, war, vessel availability due to longer transit times and/or schedule changes or timing of new vessel commissioning, and ocean container availability;

- the application of adverse foreign intellectual property laws;

- the ability of our vendors to secure sufficient credit to finance the manufacturing process, including the acquisition of raw materials;

- potential social compliance concerns resulting from our use of international vendors, third-party manufacturers, and licensees, over whom we have limited control;

- manufacturing delays or unexpected demand for products may require the use of faster, but more expensive, transportation methods, such as air-freight services; and

- other events beyond our control that could interrupt our supply chain and delay receipt of our products into the United States, Canada, and Mexico, as well as the 90 additional countries in which our international partners and international wholesale customers operate.

The occurrence of one or more of these events could result in disruptions to our operations, which in turn could increase our cost of goods sold, decrease our gross profit, and/or impact our ability to deliver products to our customers. For example, in fiscal 2024 we experienced delays with respect to our shipments via ocean vessels due to attacks by a militant group at the entrance to the Red Sea region. These attacks required us to route shipments around the Cape of Good Hope at the southern tip of Africa, which added an additional seven to ten days of transit time. If these hostilities, or hostilities in other regions of the world, continue or escalate, our business and results of operations could be materially adversely affected.

Also, the United States Treasury Department has placed sanctions on China's Xinjiang Production and Construction Corporation ("XPCC") for human rights violations and took other significant steps to address the forced labor concerns in the Xinjiang Uyghur Autonomous Region (the "XUAR") of China, including withhold release orders issued by U.S. Customs and Border Protection, ("US CBP"). Additionally, on December 23, 2021, the Uyghur Forced Labor Prevention Act (the "UFLPA") was signed into law, addresses the use of forced labor in the XUAR. Among other things, the UFLPA imposes a presumptive ban on the import of goods to the United States that are made, wholly or in part, in the XUAR or by persons that participate in certain programs in the XUAR that entail the use of forced labor. The UFLPA took effect on June 21, 2022 and, along with US CBP withhold release orders, may in turn have an adverse effect on global supply chains, including our own supply chains for cotton and cotton-containing products, and the price of cotton in the marketplace. The XUAR is the source of large amounts of cotton and textiles for the global apparel supply chain. Although we do not knowingly source any products from the XUAR and we have no known involvement with XPCC or its affiliates, we could be subject to penalties, fines or sanctions if any of the vendors from which we purchase goods is found or suspected to have dealings, directly or indirectly, with XPCC or entities with which it may be affiliated. Additionally, our products have been and, in the future, could be held or delayed by the US CBP under the withhold release orders, which would cause delays and unexpectedly affect our inventory levels. Even if we were not subject to penalties, fines, or sanctions, if products we source are associated in any way to XPCC or the XUAR, our reputation could be damaged.

A relatively small number of vendors supply a significant amount of our products, and losing one or more of these vendors could have a material adverse effect on our business.

In fiscal 2025, we purchased approximately 63% of our products from ten vendors, with three vendors representing approximately one-half of the purchases made from our top ten vendors. Additionally, we estimate that approximately 60% of the fabric that is used in the manufacture of our products is sourced from China. We expect that we will continue to source a significant portion of our products from these vendors. We do not have agreements with our major vendors that would provide us with assurances on a long-term basis as to adequate supply or pricing of our products. If any of our major vendors decide to discontinue or significantly decrease the volume of products they manufacture for us, raise prices on products we purchase from them, or become unable to perform their responsibilities (e.g., if our vendors become insolvent or experience financial difficulties, manufacturing capacity constraints, significant labor disputes, or restrictions imposed by foreign governments) our business, results of operations, and financial condition may be adversely affected.

Labor or other disruptions along our supply chain may adversely affect our relationships with customers, reputation with consumers, and results of operations.

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at third-party factories where our goods are produced, the shipping ports we use, or within our transportation carriers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak manufacturing and importing times. For example, we source a significant portion of our products through a single port on the West Coast of the United States. Work slowdowns and stoppages relating to labor agreement negotiations involving the operators of this west coast port and unions have in the past resulted in a significant backlog of cargo containers entering the United States. We, along with other companies, have also shifted a significant amount of our product deliveries to ports of entry on the East Coast of the United States, which have experienced volume increases that created, and may continue to create, delays at these ports that did not exist before we, and others, shifted significant volume to them. The ports of entry to which we deliver on the East and West Coasts may also be subject to labor disputes, work slowdowns, lockouts, strikes, or other disruptions. Further, in the past, the insolvency of a major shipping company has also had an effect on our supply chain. As a result, we have in the past experienced delays in the shipment of our products. In the event that these slow-downs, disruptions or strikes occur in the future in connection with labor agreement negotiations or otherwise, it may have a material adverse effect on our financial position, results of operations, or cash flows.

Our inability to effectively source and manage inventory could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.

We source all of our products from a global network of third-party suppliers. If we experience significant increases in demand, or need to replace an existing vendor or shift production to vendors in new countries, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us or that any vendor would allocate sufficient capacity to us in order to meet our requirements. In addition, for any new vendors, we may encounter delays in production and added costs as a result of the time it takes to train our vendors in producing our products and adhering to our quality control standards. In the event of a significant disruption in the supply of the fabrics or raw materials (including cotton) used by our vendors in the manufacture of our products, such as an inability to source from a particular vendor or geographic region, our vendors might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. Any delays, interruption, or increased costs in the manufacture of our products could have a material adverse effect on our operating results or cash flows.

Additionally, the nature of our business requires us to carry a significant amount of inventory, especially prior to the peak holiday selling season when we increase our inventory levels, and to support our retail omni-channel strategies, including our buy-online and pick-up in store program. Merchandise usually must be ordered well in advance of the season in which it is expected to be sold, and frequently before apparel trends are validated by customer purchases. We must enter into contracts for the purchase and manufacture of merchandise well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases and allocations to our sales channels. In the past, we have not always predicted our customers' preferences and acceptance levels of our trend items with accuracy. If sales do not meet expectations, too much inventory may cause excessive markdowns and, therefore, lower-than-planned margins, and too little inventory may result in lost sales.

Our Braselton, Georgia distribution facility handles a large portion of our merchandise distribution. If we encounter problems with this facility, our ability to deliver our products to the market could be adversely affected.

We process a large portion of our merchandise distribution for our U.S. stores and our eCommerce operations from our facility in Braselton, Georgia. Our ability to meet consumer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies depends on proper operation of this facility. If we are not able to distribute merchandise to our stores or customers because we have exceeded our capacity at our distribution facility (such as a high level of demand during peak periods) or because of natural disasters, health issues, accidents, system failures, disruptions, or other events, our sales could decline, which may have a materially adverse effect on our earnings, financial position, and our reputation. Additionally, we have experienced significant competition in hiring employees for this facility, and in order to address this, we have increased wages and implemented other policies in order to retain existing employees and attract additional employees. These wage increases impacted our operating results. We are likely to continue to face challenges in hiring employees for this facility due to increased competition and we may incur additional employee-related costs, when necessary, which would impact our operating results. These staffing difficulties have caused and may in the future cause additional capacity constraints. Additionally, if we are unable to adequately staff this facility to meet demand, or if the cost of such staffing is higher than projected due to competition, mandated wage increases, regulatory changes, or other factors, our operating results may be further harmed.

In addition, we use automated systems that manage the order processing for our eCommerce business. In the event that one of these systems becomes inoperable for any reason, we may be unable to ship orders in a timely manner, and as a result, we could experience a reduction in our direct-to-consumer business, which could negatively impact our sales and profitability.

Risks Relating to Litigation

We are and may become subject to various claims and pending or threatened lawsuits, including as a result of investigations or other proceedings related to investigations.

We are subject to various claims and pending or threatened lawsuits in the course of our business, including claims that our designs infringe on the intellectual property rights of third parties. We are also affected by trends in litigation, including class action litigation brought under various laws, including product liability, consumer protection, employment, and privacy and information security laws. In addition, litigation risks related to claims that technologies we use infringe intellectual property rights of third parties have been amplified by the increase in third parties whose primary business is to assert such claims. When appropriate, reserves are established based on our best estimates of our potential liability. However, we cannot accurately predict the ultimate outcome of any such proceedings due to the inherent uncertainties of litigation. Regardless of the outcome or whether the claims are meritorious, legal and regulatory proceedings may require that management devote substantial time and expense to defend the Company. In the event we are required or decide to pay amounts in connection with any such claims or lawsuits, such amounts could exceed applicable insurance coverage, if any, or contractual rights available to us. As a result, such lawsuits could be significant and have a material adverse impact on our business, results of operations and financial condition. Product safety concerns may also require us to recall selected products at a substantial cost to us, which may lead to a lack of consumer trust and reputational harm to the affected brand. Product safety concerns, or the failure to manage recalls or defects, could also result in governmental fines, product liability litigation, lost sales and increased costs.

Risks Related to Cybersecurity, Data Privacy, and Information Technology

Our systems, and those of our third-party vendors, containing personal information and payment data of our retail store and eCommerce customers, employees, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses.

We rely on the security of our networks, databases, systems, and processes to protect our proprietary information and information about our customers, employees, and vendors, including customer payment information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent data compromise and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission and storage of digital information. However, our IT systems, including systems managed by third parties, such as Amazon Web Services and SAP Rise, on which much of our data are stored, are vulnerable to damage or interruption from a variety of sources, including physical damage, telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war, and we have experienced interruptions in the past. These systems, including our servers, are also vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). We have outsourced elements of our IT systems, including to cloud-based solution vendors, and use third-party vendors in other aspects of our operations and, as a result, a number of third-party vendors may or could have access to confidential information. Our third-party vendors have experienced service interruptions and cyber-attacks in the past, and we expect they will continue.

Cyber criminals are constantly devising schemes to circumvent information technology security safeguards and other retailers have suffered serious data security breaches. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased, due in part to cyber-attacks stemming from the Russia-Ukraine conflict. Cybersecurity threat actors are increasingly targeting employees, contractors, service providers, and third parties through various techniques that involve social engineering and/or misrepresentation. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, including as a result of emerging technologies, such as artificial intelligence and machine learning, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security issues, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our IT and data security infrastructure, our efforts to address these issues may not be successful.

If unauthorized parties gain access to our networks or databases, or those of our vendors, they may be able to steal, publish, delete, modify, or block our access to our private and sensitive internal and third-party information, including payment information and personally identifiable information. In such circumstances, we could be held liable to our customers, other parties, or employees as well as be subject to regulatory or other actions for breaching privacy law (including the E.U. GDPR, CCPA, and the CPRA) or failing to adequately protect such information. This could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes, or other response measures, loss of consumer confidence in our security measures, and negative publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards established by banks and the payment processing industry, we may be subject to fines, restrictions, and expulsion from payment acceptance programs, which could adversely affect our retail operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. If our IT systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties have been, and will likely continue to be, subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees and customers may be improperly accessed, used or disclosed. In addition, our third-party providers may take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating, or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties, and the other risks from cybersecurity threats described above, could adversely affect our business strategy, financial condition, or results of operations. Although the aggregate impact of cybersecurity breaches has not been material to date, we have been subject to cybersecurity and information security incidents in the past, including within the last three years and including third parties, and expect them to continue as cybersecurity threats evolve in sophistication. We cannot provide any assurances that such events will not occur and impacts therefrom will not be material in the future.

Failure to implement new information technology systems or needed upgrades to our systems, including operational and financial systems, could adversely affect our business.

As our business continues to grow in size, complexity, and geographic footprint, we have enhanced and upgraded our information technology infrastructure and we expect there to be a regular need for additional enhancements and upgrades as we continue to grow. Failure to implement new systems or upgrade systems, including operational and financial systems, as needed or complications encountered in implementing new systems or upgrading existing systems could cause disruptions that may adversely affect our business and results of operations. Further, additional investments needed to upgrade and expand our information technology infrastructure may require significant investment of additional resources and capital, which may not always be available or available on favorable terms.

Risks Relating to Our International Expansion

We may be unsuccessful in expanding into international markets.

We cannot be sure that we can successfully complete any planned international expansion or that new international business will be profitable or meet our expectations. We do not have significant experience operating in markets outside of North America. Consumer demand, behavior, tastes, and purchasing trends may differ in international markets and, as a result, sales of our products may not be successful or meet our expectations, or the margins on those sales may not be in line with those we currently anticipate. We may encounter differences in business culture and the legal environment that may make working with commercial partners and hiring and retaining an adequate employee base more challenging. We may also face difficulties integrating foreign business operations with our current operations, including our international supply chain operations. Significant changes in foreign laws or relations, such as political uncertainty and potential trade wars between nations in which we operate, may also hinder our success in new markets. Our entry into new markets may have upfront investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance and such costs may be greater than expected. If our international expansion plans are unsuccessful, our results could be materially adversely affected.

Risks Related to Governmental and Regulatory Changes

Failure to comply with the various laws and regulations as well as changes in laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations.

We are subject to laws, regulations and standards set by various governmental authorities around the world, including in the United States, Canada, and Mexico, including:

- those imposed by the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC, and the NYSE;
- the U.S. Foreign Corrupt Practices Act, and similar world-wide anti-bribery laws;
- health care, employment and labor laws;
- product and consumer safety laws, including those imposed by the U.S. Consumer Product Safety Commission and the Americans with Disabilities Act of 1990;
- data privacy laws, including the E.U. GDPR and the CCPA;
- trade, transportation and logistics related laws, including tariffs and orders issued by Customs and Border Protection; and
- applicable environmental laws.

Our failure to comply with these various laws and regulations could have an adverse impact on our reputation, financial condition, or results of operations. In addition, these laws, regulations, and standards may change from time to time, and the complexity of the regulatory environment in which we operate may increase. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by importers, designers, manufacturers, distributors, or agents, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could negatively affect our business and results of operations. Also, our inability, or that of our vendors, to comply on a timely basis with regulatory requirements could result in product recalls, or significant fines or penalties, which in turn could adversely affect our reputation and sales, and could have an adverse effect on our results of operations. Issues with respect to the compliance of merchandise we sell with these regulations and standards, regardless of our culpability or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, product recalls, and increased costs.

Risks Related to Executing Our Strategic Plan

We may not fully realize the expected benefits of our restructuring plans or other operating or cost-saving initiatives, which may negatively impact our profitability.

In the fourth quarter of fiscal 2025, we announced a restructuring plan. We have also implemented several changes to our operating model and continue to refine our operating model in response to business and market conditions. We may not achieve the operational improvements and efficiencies that we targeted in our restructuring plans and operating model changes, which could adversely impact our results of operations and financial condition. Implementing any restructuring plan or operating model change presents significant potential risks including, among others, higher than anticipated implementation costs, management distraction from ongoing business activities, difficulty in hiring or retaining employees, failure to maintain adequate controls and procedures while executing our restructuring plans and operating model changes, damage to our reputation and brand image and workforce attrition beyond planned reductions. If we fail to achieve targeted operating improvements and/or cost reductions, our profitability and results of operations could be negatively impacted, which may be dilutive to our earnings in the short term.

Our failure to properly manage strategic initiatives in order to achieve our objectives may negatively impact our business.

The implementation of our business strategy periodically involves the execution of complex initiatives, such as investments and acquisitions, which may require that we make significant estimates and assumptions about opportunities and initiatives that we may pursue. These projects could place significant demands on our accounting, financial, information technology, and other systems, and on our business overall, and could require significant investment. We are dependent on our management's ability to oversee these projects effectively and implement them successfully. If our estimates and assumptions about a project are incorrect, or if we underestimate the resources or time we need to complete a project or fail to implement a project effectively, our business and operating results could be adversely affected.

Given the trend of declining customer traffic in malls and shopping centers, our multichannel business model is an important pillar of our strategic plan. Our multichannel global business model, which includes retail store, eCommerce, and wholesale sales channels, enables us to reach a broad range of consumers around the world. However, to be effective, this strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies. Omni-channel retailing is rapidly evolving and we must anticipate and meet changing customer expectations and address new developments and technology investments by our competitors. Our omni-channel retailing strategy

includes implementing new technology, software, and processes to be able to fulfill customer orders from any point within our system of stores and distribution centers, which is extremely complex and may not meet customer expectations for timely and accurate deliveries. We have made significant investments in our direct-to-consumer capabilities in recent years, including same-day fulfillment of online purchases and radio frequency identification (RFID) technology, in order to increase the visibility and accuracy of our inventories. If we are unable to attract and retain employees or contract with third parties having the specialized skills needed to support our multichannel efforts, implement improvements to our customer-facing technology in a timely manner, allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, or provide a convenient and consistent experience for our customers regardless of the ultimate sales channel, our ability to compete and our results of operations could be adversely affected. In addition, if our retail eCommerce sites or our other customer-facing technology systems do not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand and delivery promises to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.

Additionally, our pricing and other strategies for growing profitability may not achieve their objectives, may adversely affect our business, inventory units sold, results of operations, and cash flows.

A failure to properly execute our plans and business strategies, delays in executing our plans and business strategies, increased costs associated with executing on our plans and business strategies, or failure to identify alternative strategies could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our success is dependent upon retaining key individuals within the organization to execute our strategic plan.

Our ability to attract and retain qualified executive management, marketing, merchandising, design, sourcing, technology, operations, including distribution center and retail store, and support function staffing is key to our success. We cannot be sure that we will be able to attract, retain, and motivate a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. Our inability to retain our existing executive officers could disrupt our business and may adversely affect our results of operations, financial position, and cash flows.

In addition, the expense for retaining our workforce may increase in response to competition, as necessary. Our inability to retain personnel could cause us to experience business disruption due to a loss of historical knowledge and a lack of business continuity and may adversely affect our results of operations, financial position, and cash flows.

We may be unable to grow through acquisitions or successfully integrate acquired businesses, and such acquisitions may fail to achieve the financial results we expected.

From time to time we may acquire other businesses as part of our growth strategy, such as our acquisitions of the *Skip Hop* brand and our Mexican licensee in fiscal 2017, and we may partially or fully fund future acquisitions by taking on additional debt. We may be unable to continue to grow through acquisitions if we are not able to identify suitable acquisition candidates or acquire them on favorable terms, and potential acquisitions may be abandoned or delayed if necessary financing is not available or regulatory approvals cannot be obtained. For completed acquisitions, we may be unable to successfully integrate businesses we acquire and such acquisitions may fail to achieve the financial results we expected. Integrating completed acquisitions into our existing operations, particularly larger acquisitions, involves numerous risks, including harmonizing divergent technology platforms, diversion of our management attention, failure to retain key personnel and customers, and failure of the acquired business to be financially successful. In addition, we cannot be certain of the extent of any unknown or contingent liabilities of any acquired business, including liabilities for failure to comply with applicable laws, such as those relating to product safety, anti-bribery or anti-corruption. We may incur material liabilities for past activities of acquired businesses. Also, depending on the location of the acquired business, we may be required to comply with laws and regulations that may differ from those of the jurisdictions in which our operations are currently conducted. Our inability to successfully integrate businesses we acquire, or if such businesses do not achieve the financial results we expect, may increase our costs and have a material adverse impact on our financial condition and results of operations.

Risks Related to Financial Reporting, Our Debt, and Taxes

We may not achieve sales growth plans, profitability objectives, and other assumptions that support the carrying value of our intangible assets.

The carrying values of our goodwill and tradename assets are subject to annual impairment reviews as of the last day of each fiscal year or more frequently, if deemed necessary, due to any significant events or changes in circumstances. Estimated future cash flows used in these impairment reviews could be negatively affected if we do not achieve our sales plans and planned profitability objectives. Other assumptions that support the carrying value of these intangible assets, including a deterioration of

macroeconomic conditions which would negatively affect the cost of capital and/or discount rates, could also result in impairment of the remaining asset values, which could be material. The degree of uncertainty associated with the assumptions used in our impairment tests is elevated in the current macroeconomic environment due to evolving trade policies. We continue to monitor these macroeconomic conditions, including the potential impacts from new tariffs or trade restrictions, which could adversely affect the financial performance of our reporting units and indefinite-lived intangible tradename assets. Should these conditions lead to a significant decline in projected financial results, there could be impairment charges to the goodwill ascribed to our other reporting units or to our other indefinite-lived intangible tradename assets.

For example, during the second quarter of fiscal 2025, we identified a triggering event related to the new tariffs enacted by the Trump Administration and the resulting unfavorable impact on our financial forecasts, as well as a sustained decrease in our stock price since the last impairment test in the fourth quarter of fiscal 2024. Additionally, during the third quarter of fiscal 2025, we identified a triggering event related to the sustained decrease in our stock price since the last impairment test conducted in the second quarter of fiscal 2025. As a result of these triggering events, we performed quantitative impairment tests on the goodwill ascribed to each of our reporting units and on the value of our indefinite-lived intangible tradename assets. Based on these assessments, there were no impairments to the value of goodwill or the value of our indefinite-lived tradename assets in the second or third quarter of fiscal 2025.

Additionally, in fiscal 2024, we recorded a non-cash pre-tax impairment charge of $30.0 million on our *OshKosh* indefinite-lived tradename asset, reflecting the effect of lower forecasted sales and profitability.

We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future and to react to changes in our business.

As of the end of fiscal 2025, we had $575.0 million aggregate principal amount of debt outstanding (excluding $6.3 million of outstanding letters of credit), and $743.7 million of undrawn availability under our senior secured asset-based revolving credit facility (the "ABL Facility") after giving effect to $6.3 million of letters of credit issued under our ABL Facility. As a result, our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, or general corporate or other purposes may be limited, and we may be unable to renew or refinance our debt on terms as favorable as our existing debt or at all.

If our liquidity, cash flows, and capital resources are insufficient to fund our debt service obligations and other cash requirements, we could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital, or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

The terms of our ABL Facility and the indenture governing our senior notes contain restrictions and limitations that could significantly impact our management's flexibility or our financial and operational flexibility to operate our business and could adversely affect the holders of our senior notes.

Our ABL Facility contains certain restrictive covenants that, among other things, restrict us and our restricted subsidiaries' ability to:

- incur, assume or guarantee additional indebtedness;
- issue disqualified stock and preferred stock;
- pay dividends or make distributions or other restricted payments;
- redeem or repurchase capital stock;
- prepay, redeem or repurchase certain debt;
- make loans and investments (including joint ventures);
- incur liens;
- make dividends, loans or asset transfers from the issuer's subsidiaries;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- consolidate or merge with or into, or sell substantially all of the issuer's assets to, another person;
- modify organizational documents and other documents;
- enter into currency, commodity and other hedging transactions;
- designate subsidiaries as unrestricted subsidiaries;

- enter into sale and leaseback transactions;
- enter into certain negative pledges;
- enter into transactions with affiliates; and
- enter into new lines of business.

In addition, our ABL Facility includes financial maintenance covenants in respect of our consolidated fixed charge coverage. Our ability to meet those financial covenants can be affected by events beyond our control, and we cannot assure you that we will meet them.

The indenture governing the senior notes also contains certain restrictive covenants that, among other things, restrict us and our restricted subsidiaries' ability to:
- incur liens;
- enter into certain sale and leaseback transactions; and
- consolidate or merge with or into, or sell substantially all of our assets to, another person.

The restrictions in the indenture that governs the senior notes and under our ABL Facility may limit our ability to engage in acts that may be in our long-term best interests and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We have amended credit facilities in the past to provide us with increased flexibility. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility.

A breach of the covenants under the indenture that governs the senior notes and under our ABL Facility could result in an event of default under the applicable indebtedness. Such default may allow the holders to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our ABL Facility would permit the lenders thereunder to terminate all commitments to extend further credit to us under the ABL Facility.

If our operating performance declines, we may need to seek waivers from the holders of our indebtedness to avoid being in default under the instruments governing such indebtedness. If we breach our covenants under our indebtedness, we may not be able to obtain a waiver from the holders of such indebtedness on terms acceptable to us or at all. If this occurs, we would be in default under such indebtedness, the holders of such indebtedness and other lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

Furthermore, if we were unable to repay the amounts due and payable under our ABL Facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or holders of the senior notes accelerate the repayment of our borrowings, we cannot assure that we would have sufficient assets to repay such indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our ABL Facility are, will be or can be in the future, at a variable interest rate, which exposes us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

Fluctuations in our tax obligations and effective tax rate may result in volatility in our operating and financial results and stock price.

We are subject to income taxes in federal and applicable state and local tax jurisdictions in the United States, Canada, Hong Kong, Mexico, and other foreign jurisdictions. Our taxable income in each jurisdiction is affected by certain transfer pricing arrangements between affiliated entities. Challenges to the arms-length nature of these transfer prices could materially affect our taxable income in a taxing jurisdiction, and therefore affect our income tax expense. We record tax expense based on our estimates of current and future payments, which include reserves for estimates of uncertain tax positions. At any time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may impact the ultimate settlement of these tax positions. As a result, there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in any financial statement period may be materially affected by changes in the geographic mix and level of earnings.

During the requisite service period for compensable equity-based compensation awards that we may grant to certain employees, we recognize a deferred income tax benefit on the compensation expense we incur for these awards for all employees, subject to a limitation applicable to our named executive officers. At time of subsequent vesting, exercise, or expiration of an award, the difference between our actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in our income tax expense/benefit during the current period and can consequently raise or lower our effective tax rate for the period. Such differences are largely dependent on changes in the market price for our common stock.

We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States or foreign countries upon the import or export of our products in the future, or what effect any of these actions would have, if any, on our business, financial condition, or results of operations.

Changes in regulatory, geopolitical, social or economic policies, treaties between the United States and other countries, and other factors may have a material adverse effect on our business in the future or may require us to exit a particular market or significantly modify our current business practices. For example, our taxable income may be affected by new laws, rulings, initiatives, and other events, which may affect our business, results of operations, or financial condition in future periods, including the One Big Beautiful Bill Act ("OBBBA"), which was enacted in July 2025. Key provisions of the OBBBA include, among others, changes to the U.S. corporate income tax system such as the immediate expensing of qualifying research and development costs and the permanent extension of certain provisions of the Tax Cuts and Jobs Act. Based on our current evaluation of the legislation, we do not expect these tax law changes to have a material impact on our consolidated financial statements. We will continue to assess the potential impacts of OBBBA as additional regulatory guidance becomes available.

General Risks

Quarterly cash dividends and share repurchases are subject to a number of uncertainties, and may affect the price of our common stock.

Quarterly cash dividends and share repurchases under our share repurchase program have historically been part of our capital allocation strategy. Although we reinstated our share repurchase program in August 2021 and resumed payment of a quarterly dividend in the third quarter of fiscal 2021, in the first quarter of fiscal 2020 we suspended both our quarterly cash dividends and our share repurchase program due to the effects of the COVID-19 pandemic, and we are not required to declare dividends or make any share repurchases under our share repurchase program in the future. Furthermore, the Company paused share repurchases beginning in the third quarter of fiscal 2024, but future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. Decisions with respect to future dividends and share repurchases are subject to the discretion of our Board and will be based on a variety of factors, including restrictions under our secured asset-based revolving credit facility, market conditions, the price of our common stock, the nature and timing of other investment opportunities, changes in our business strategy, the terms of our financing arrangements, our outlook as to the ability to obtain financing at attractive rates, the impact on our credit ratings and the availability of domestic cash. A subsequent reduction or elimination of our cash dividend, or subsequent recommencement and later suspension or elimination of our share repurchase program, could adversely affect the market price of our common stock. Additionally, there can be no assurance that any share repurchases will enhance shareholder value because the market price of our common stock may decline below the levels at which we repurchased shares of common stock, and short-term stock price fluctuations could reduce the program's effectiveness.

The market price of our common stock may be volatile.

The market price of our common stock may fluctuate substantially. Future announcements concerning us or our competitors', financial results, quarterly variations in operating results or comparable sales, updates on strategic initiatives, failure to meet analyst or investor expectations, failure of investors or analysts to understand our business strategies or fundamental changes in our business or sector, among other factors, could cause these fluctuations. In addition, stock markets have experienced periods of significant price or volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. Stock price volatility may also impact our decisions with respect to future dividends and share repurchases.

Our Board authorized our entry into a limited duration stockholder rights agreement, which could delay or discourage a merger, tender offer, or assumption of control of the Company not approved by our Board.

On September 22, 2025, the Board authorized the Company's entry into a limited duration stockholder rights agreement (the "Rights Agreement") in response to the rapid accumulation of a significant amount of shares of the Company's common stock by a third party. The Rights Agreement is intended to reduce the likelihood that any entity, person or group is able to gain control of the Company through open market accumulation without paying all stockholders an appropriate control premium or providing the Board sufficient opportunity to make informed judgments and take actions that are in the best interests of all stockholders. Pursuant to the Rights Agreement, the Company issued, by means of a "dividend", one preferred share purchase right (a "Right")

for each outstanding share of the Company's common stock to stockholders of record on the close of business on October 3, 2025. Initially, these Rights are not exercisable and trade with, and are represented by, the shares of the Company's common stock. The Rights Agreement will expire on September 21, 2026, or earlier, as provided in the Rights Agreement. Under the Rights Agreement, if a person or group (each, an "acquiring person") acquires beneficial ownership of 15% (or 20% in the case of investors eligible to file Schedule 13Gs) or more of the outstanding shares of the Company's common stock in a transaction not approved by the Board, the Board, at its option, may exchange each Right (other than Rights owned by the acquiring person that will become void and will not be exercisable) in whole or in part, at an exchange ratio of one share of the Company's common stock, or one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per outstanding Right, subject to adjustment.

The Rights Agreement could render more difficult, or discourage, a merger, tender offer, or assumption of control of the Company that is not approved by our Board. The Rights Agreement, however, should not interfere with any merger, tender or exchange offer or other business combination approved by our Board. In addition, the Rights Agreement does not prevent our Board from considering any offer that it considers to be in the best interest of the Company's stockholders.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or agents.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision is not intended to apply to actions arising under the Exchange Act or the Securities Act of 1933, as amended. The Court of Chancery of the State of Delaware has held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under the DGCL.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the forum selection provision of our amended and restated bylaws. The choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees, or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

To effectively assess, identify, and manage material risks from cybersecurity threats, the Company maintains a cyber risk management program, which is led by our Chief Information Security Officer and Senior Vice President of Infrastructure Services (the "CISO"). The CISO currently reports to the Chief Financial Officer & Chief Operating Officer.

The Company has implemented the following processes to assess, identify, and manage material risks from cybersecurity threats:

- Annual audits, by an independent third party, of the Company's cybersecurity framework under the National Institute for Standards and Technology ("NIST") cybersecurity framework;
- Simulation of attacks on the Company's systems by third parties to test the Company's systems and protections;
- "Table-top" simulation exercises involving the Company's management and its third-party consultants and advisors to simulate a cyber incident and the Company's response to that incident, pursuant to the Company's Incident Response Plan; and
- Payment card industry ("PCI") audits to assess the Company's processing of credit card transactions pursuant to standards adopted by the PCI.

In addition, to mitigate material risks from cybersecurity threats, the Company has implemented various controls, including, but not limited to, the following:

- Intrusion prevention controls (such as network segmentation and firewalls);
- Access controls (such as identity and access management and multi-factor authentication on critical applications and systems);
- Detection controls (such as endpoint threat detection and response, and logging and monitoring involving the use of a third-party for security information and event management, with reports and alerts provided by the third-party to the CISO's team); and
- Threat protection controls (such as mandatory cyber-threat training and simulated phishing campaigns with employees, vendor management programs, and vulnerability and patch management).

The Company has integrated its processes for assessing, identifying, and managing material risks from cybersecurity threats into its overall risk management framework, including through coordination with the Company's internal leader of Enterprise Risk Management, and through quarterly reporting to the Company's Audit Committee. Cybersecurity threats, including as a result of any previous cybersecurity incidents incurred either by us or third parties, have not materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition, except as disclosed in the risk factor titled "Our systems, and those of our third-party vendors, contain personal information and payment data of our retail store and eCommerce customers, and other third parties could be breached, which could subject us to adverse publicity, costly government enforcement actions or private litigation, and expenses" in Part I, Item 1A, "Risk Factors".

The Company has also implemented processes for overseeing and identifying risks from cybersecurity threats associated with its use of third-party service providers. For example, the Company has implemented the following:

- Vendor onboarding processes including a Privacy Impact Assessment and a Cyber Security and Compliance Questionnaire; and
- Enrollment of each vendor in a third-party risk monitoring tool that alerts the CISO's team should that vendor's security posture change.

Governance

The Audit Committee of the Board oversees risks from cybersecurity threats, including through quarterly reports to the Audit Committee by the Company's CISO and officer overseeing the CISO and, as needed, special reports to the Audit Committee and/or the Chairperson of the Audit Committee. The Audit Committee includes members with technology and cybersecurity experience and certifications, including a Committee member with over 28 years of experience working for Hewlett Packard Enterprise Company and a Committee member with a Computer Emergency Readiness Team ("CERT") Certificate in

Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University and completion of the National Association of Corporate Directors Master Course in Cybersecurity.

Management plays an integral role in assessing and managing the Company's material risk from cybersecurity risks. The assessment and management of those risks is led by the Company's CISO, who has over 20 years of experience working in information technology, including over 10 years specifically focused on information security, infrastructure, and strategy, and implemented by the CISO's team, who are responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, processes and operations. The CISO leads quarterly meetings of the Company's Security Executive Steering Committee (the "Steering Committee"), which is composed of the Company's CFO & COO and General Counsel. The Steering Committee drives awareness, ownership and alignment across broad governance and risk stakeholder groups for effective cybersecurity risk management and reporting.

The Company's management maintains and implements a written Incident Response Plan, which is reviewed and updated on an annual basis and includes an Incident Response Plan Executive Committee consisting of the Company's CISO, the executive officer overseeing the CISO, and the General Counsel. In addition, members of the CISO's teams monitor the Company's systems and processes and promptly report incidents as required under the Incident Response Plan, including, but not limited to, reporting to the appropriate members of management and, as needed, the Audit Committee.

The Incident Response Plan has been developed to align with the four phases for the security handling lifecycle set forth in the National Institute for Standards and Technology Special Publication 800-61: (1) Preparation, (2) Detection & Analysis, (3) Containment Eradication & Recovery, and (4) Post-Incident Activity.

ITEM 2. PROPERTIES

The following is a summary of our principal owned and leased properties as of January 3, 2026.

Our corporate headquarters occupies approximately 0.2 million square feet of leased space in a building in Atlanta, Georgia. Our lease for this space expires in July 2035. In addition, we occupy leased space in a building in Mississauga, Ontario, which serves as our regional headquarters for Canada, and we occupy leased space in Hong Kong, which serves as our principal sourcing office in Asia. We also lease other space in Georgia and New York, as well as in Bangladesh, Cambodia, China, India, Mexico, and Vietnam that, depending on the site, serves as a sourcing, sales, or administrative office.

Our largest distribution centers, which we lease, are located in Braselton, Georgia and Stockbridge, Georgia and are approximately 1.1 million and 0.5 million square feet, respectively. These distribution centers support all of our operating segments. In addition, we own an approximately 0.2 million square foot facility in Griffin, Georgia, which we utilize for overflow and other distribution-related activities. In the third quarter of fiscal 2025, we vacated our 0.2 million square-foot single-channel facility in Jonesboro, Georgia. We also lease additional space in, or use third-party logistics providers located in, California, Canada, China, Mexico, and Vietnam for warehousing and distribution purposes.

We operate the following number of leased retail stores: 804 in the United States, 192 in Canada, and 72 in Mexico. Our average remaining lease term for retail store leases in the United States, Canada, and Mexico is approximately 3.4 years, excluding renewal options. We have identified opportunities to rationalize our store portfolio by closing approximately 150 low-margin stores, primarily at lease expiration, in North America during fiscal years 2025 through 2028. We closed 35 stores across fiscal 2025 and expect to close approximately 60 stores across fiscal 2026.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of our business. The Company is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock trades on the NYSE under the trading symbol CRI. As of February 20, 2026, there were 164 holders of record of our common stock. The vast majority of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers, and other financial institutions.

Open Market Share Repurchases

The following table provides information about shares repurchased during the fourth quarter of fiscal 2025:

Period	Total number of shares purchased(*)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of remaining shares that can be purchased under the plans or programs
September 28, 2025 through October 25, 2025	—	$ —	—	$ 598,966,271
October 26, 2025 through November 29, 2025	822	$ 31.49	—	$ 598,966,271
November 30, 2025 through January 3, 2026	—	$ —	—	$ 598,966,271
Total	822		—	

(*) All the 822 shares purchased represent shares of our common stock surrendered by our employees to satisfy required tax withholding upon the vesting of restricted stock awards between October 26, 2025 and November 29, 2025.

Share Repurchase Program

Our Board has authorized the repurchase of shares of the Company's common stock under share repurchase programs with an aggregate authorization of up to $1.00 billion. The Company did not repurchase and retire shares through open market transactions in fiscal 2025. As of January 3, 2026, the total remaining capacity under outstanding repurchase authorizations was $599.0 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

We repurchased and retired shares in open market transactions in the following amounts for the fiscal periods indicated:

	Fiscal year ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Number of shares repurchased[1]	—	736,423	1,446,269
Aggregate cost of shares repurchased *(dollars in thousands)*[2]	$ —	$ 50,526	$ 100,034
Average price per share[2]	$ —	$ 68.61	$ 69.17

(1) Share repurchases were made in compliance with all applicable rules and regulations and in accordance with the share repurchase authorizations described in Item 8, "Financial Statements and Supplementary Data" under Note 11, *Common Stock*, to the consolidated financial statements.

(2) The aggregate cost of share repurchases and average price paid per share exclude excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured asset-based revolving credit facility and considerations given to market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 19, 2026, the Company's Board declared a quarterly cash dividend payment of $0.25 per common share, payable on March 27, 2026 to shareholders of record at the close of business on March 13, 2026.

In fiscal 2025, the Board declared, and the Company paid, a cash dividend per common share of $0.80 in the first quarter and $0.25 in each of the second, third, and fourth quarters (for an aggregate cash dividend per common share of $1.55 for fiscal 2025). In each quarter of fiscal 2024, the Board declared, and the Company paid, a cash dividend per common share of $0.80 (for an aggregate cash dividend per common share of $3.20 for fiscal 2024). Our Board will evaluate future dividend declarations based on a number of factors, including restrictions under our secured asset-based revolving credit facility, business conditions, our financial performance, and other considerations.

Provisions in our secured asset-based revolving credit facility could have the effect of restricting our ability to pay cash dividends on, or make future repurchases of, our common stock, as further described in Item 8, "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements.

Recent Sales of Unregistered Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this Annual Report on Form 10-K. Our discussion of our results of operations and financial condition contains certain forward-looking statements within the meaning of the federal securities laws relating to our future performance. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this Annual Report on Form 10-K.

For a comparison of our results for fiscal year 2024 to our results for fiscal year 2023 and other financial information related to fiscal year 2023, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2024 Annual Report on Form 10-K, filed with the SEC on February 25, 2025.

Fiscal Years

Our fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2025 ended on January 3, 2026, and contained 53 calendar weeks. Fiscal 2024 ended on December 28, 2024, and fiscal 2023 ended on December 30, 2023, both contained 52 calendar weeks.

The 53rd week in fiscal 2025 contributed approximately $37 million of incremental consolidated net sales. Certain expenses increased in relationship to the additional net sales from the 53rd week, while other expenses, such as fixed costs and expenses incurred on a calendar-month basis, did not increase. The consolidated gross margin for the additional net sales from the 53rd week is comparable to the consolidated gross margin for fiscal 2025.

Our Business

We are North America's largest and most-enduring apparel company exclusively for babies and young children. Our core brands are *Carter's* and *OshKosh B'gosh* (or "*OshKosh*"), iconic and among the sector's most trusted names. Our exclusive *Carter's* brands are developed for Walmart, Target, and Amazon. Our emerging brands include *Little Planet*, crafted with organic fabrics and sustainable materials, *Otter Avenue*, a toddler-focused apparel brand, and *Skip Hop*, baby essentials from tubs to toys.

Our purpose is to embrace the wonder of childhood and uplift those shaping the future. We believe our brands are complementary to one another in product offering and aesthetic. Each brand is uniquely positioned in the marketplace and offers great value to families with young children. Our multichannel, global business model, which includes retail stores, eCommerce, mobile app, and wholesale distribution channels, as well as omni-channel capabilities in the United States and Canada, enables us to reach a broad range of consumers around the world. At the end of fiscal 2025, our channels included 1,068 company-operated retail stores in North America, eCommerce websites, approximately 19,500 wholesale locations in North America, as well as our international wholesale accounts and licensees who operate in over 1,100 locations outside of North America in over 90 countries.

Segments

We have three operating and reportable segments: U.S. Retail, U.S. Wholesale, and International. Our U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores, eCommerce websites, and mobile app. Our U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale customers. Our International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. The Company sells similar products in each of its three segments.

The chief operating decision maker evaluates the operating performance of the segments based upon each segment's net sales and segment operating income. Segment operating income includes net sales, royalty income, and related cost of goods sold and selling, general, and administrative expenses attributable to each segment. Segment operating income excludes unallocated corporate expenses as well as specific charges that are not directly attributable to segment operations, including operating model improvement costs, restructuring costs, leadership transition costs, and impairment charges related to goodwill and indefinite-lived intangible assets. Additional financial and geographical information about our business segments is contained

in Item 8 "Financial Statements and Supplementary Data" and under Note 19, *Segment Information*, to the consolidated financial statements.

Gross Profit and Gross Margin

Gross profit represents consolidated net sales less cost of goods sold. Gross margin is calculated as gross profit divided by consolidated net sales. Cost of goods sold includes the cost of products, as well as changes in inventory reserves and expenses related to the merchandising, design, and procurement of product, including inbound freight costs, purchasing and receiving costs, and inspection costs. Costs of goods sold also includes the costs of shipping eCommerce orders directly to end consumers. For omni-channel transactions, Costs of goods sold includes the costs of shipping product to end consumers or to retail stores. Our gross profit and gross margin may not be comparable to other entities that define their metrics differently.

Retail store occupancy costs, distribution expenses, and generally all other expenses other than interest and income taxes are included in Selling, general, and administrative ("SG&A") expenses. Distribution expenses included in SG&A primarily consist of payments to third-party shippers and handling costs to process product through the Company's distribution facilities, including eCommerce fulfillment costs, and delivery of product to wholesale customers and to our retail stores.

Comparable Sales Metrics

We present comparable sales metrics because we consider them an important supplemental measure of our U.S. Retail and International performance, and the Company uses such information to assess the performance of the U.S. Retail and International segments. Additionally, we believe they are frequently used by securities analysts, investors, and other interested parties in the evaluation of our business.

Our comparable sales metrics include sales for all stores and eCommerce sites that were open and operated by us during the comparable fiscal period, including stand-alone format stores that converted to multi-branded format stores and certain remodeled or relocated stores. A store or site becomes comparable following 13 consecutive full fiscal months of operations. If a store relocates within the same center with no business interruption or material change in square footage, the sales of such store will continue to be included in the comparable store metrics. If a store relocates to another center more than five miles away, or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the relevant fiscal period are included in the comparable store sales metrics up to the last full fiscal month of operations. In fiscal years that include a 53rd week, we adjust the prior year comparable period to include a 53rd week so comparable sales reflect an equivalent number of weeks in each period.

The method of calculating sales metrics varies across the retail industry. As a result, our comparable sales metrics may not be comparable to those of other retailers.

Recent Developments

Organizational Restructuring

In the third quarter of fiscal 2025, we initiated an organizational restructuring of our offices-based workforce to right-size our cost structure and improve future profitability. The plan is expected to reduce offices-based roles by approximately 15% and to generate approximately $35 million in annual savings beginning in fiscal 2026 primarily related to reduced compensation and employee benefit costs.

As a result, we recorded charges of approximately $9.8 million in fiscal 2025, primarily related to severance and other termination benefits. We expect to pay substantially all of these costs in the first two quarters of fiscal 2026. Refer to Note 18, *Organizational Restructuring* in the accompanying consolidated financial statements for additional information.

Operating Model Improvement

Throughout the second half of fiscal 2024 and continuing into fiscal 2025, with the assistance of external industry experts, we conducted a comprehensive assessment of our business with the goal of identifying long-term growth opportunities and to scope the strategies and investments needed to realize them in the coming years.

This review highlighted many strengths, including our brand assets, significant awareness and equity with consumers, and the unique reach of our multi-channel business model. It also identified several opportunities to improve the focus and appeal of our product offerings, enabling us to capture new customer segments and market share going forward.

Based on learnings from the review, we are pursuing enhancements to our operating model, which include improving our product and brand development processes to be faster, nimbler, and more responsive to changing consumer preferences. We

believe this operating model work is very foundational to improving our capabilities and will better position us for future growth. Operating model improvement costs, primarily related to third-party consulting fees, were $14.2 million in fiscal 2025. These costs were included in SG&A expenses in our consolidated statement of operations.

Dividend Update

In each of the second, third, and fourth quarters of fiscal 2025, the Board declared, and the Company paid, a cash dividend per common share of $0.25, which represented a 69% reduction when compared to the cash dividend per common share paid of $0.80 in the first quarter of fiscal 2025. The action was taken to realign our dividend with our current level of profitability, especially against the backdrop of a challenging market environment and the significantly higher product costs the Company will incur as the result of the incremental tariffs on products imported into the United States.

Leadership Transition

On March 26, 2025, the Company announced the appointment of Douglas C. Palladini as Chief Executive Officer and President and a member of the Board, effective April 3, 2025. Mr. Palladini brings extensive leadership and brand-building experience to the role and succeeded Richard F. Westenberger, then serving as Interim Chief Executive Officer. Mr. Westenberger continues to serve as our Chief Financial Officer & Chief Operating Officer.

Known or Anticipated Trends

Trade Policy

Following its inauguration in January 2025, the second Trump Administration has made numerous announcements and taken action to increase tariffs assessed on products imported into the United States, which introduced heightened uncertainty across the global economy. Given that we source all of our apparel and other products from a global network of third-party suppliers—primarily located in Asia—any new or increased tariffs, quotas, embargoes, or other trade barriers have the potential to adversely affect our supply chain, cost structure, margins, and competitiveness. Additionally, retaliatory actions taken by impacted countries could further disrupt global trade and create additional inflationary pressures in raw materials and logistics. We estimate that Vietnam, Bangladesh, Cambodia, and India will collectively represent approximately 75%, and China less than 3%, of our product sourcing spend in fiscal 2026. In fiscal 2025, 60% of the fabric used in the manufacture of our products was sourced from China; however, the fibers used to produce that fabric were sourced from outside of China.

In fiscal 2025, we paid approximately $110 million of incremental tariffs related to imports from India, Vietnam, Bangladesh, Cambodia, and other countries. These incremental tariffs unfavorably impacted product costs by approximately $60 million in fiscal 2025, which was partially offset by higher average unit retail ("AUR") in the second half of fiscal 2025. As of January 3, 2026, approximately $50 million of incremental tariff costs were capitalized within our inventory balances.

Following a decision by the U.S. Supreme Court that invalidated certain incremental tariffs, we are assessing our potential refund rights and intend to pursue available processes to recover amounts paid; however this recovery will likely be subject to applicable procedures and may add complexity and uncertainty into our operations.

Refer to the risk factors under the heading "Risks Related to Operating a Global Business" in Part I, Item 1A of this Annual Report on Form 10-K for further information on risks related to the uncertainty of future global trade relations.

Business Strategies and Outlook

Notwithstanding the factors described above, we remain focused on returning to consistent, profitable growth, recapturing market share, and creating long-term shareholder value through initiatives designed to (i) stabilize business performance, (ii) increase near-term productivity, and (iii) invest to enable long-term growth.

Stabilize Business Performance

We have prioritized stabilizing business performance in response to recent market challenges, including declining birth rates, inflationary pressures, evolving consumer preferences and the imposition of incremental tariffs. Initiatives to stabilize our business performance include revisions to our product assortments, investing in marketing to drive demand, implementing pricing strategies to reinforce our value proposition for consumers, and pursuing actions to mitigate the impact of incremental tariffs, which include, but are not limited to, changes to our product assortments, cost sharing with our vendor partners, changes to the mix of production by country, and raising prices to end consumers and our wholesale customers. We believe these actions have contributed to improved trends in U.S. Retail, including three consecutive quarters of positive comparable net sales, a second consecutive quarter of year-over-year growth in customer count, and continued strength in our core baby assortment.

Increase Near-Term Productivity

In order to position the Company for consistent profitable growth, we have implemented a comprehensive productivity agenda that includes the following:

- Store portfolio optimization - We have identified opportunities to rationalize our store portfolio by closing approximately 150 low-margin stores, primarily at lease expiration, in North America during fiscal years 2025 through 2028. We closed 35 stores across fiscal 2025 and expect to close approximately 60 stores across fiscal 2026. The 150 stores collectively represented approximately $110 million in net sales in fiscal 2025. We expect these actions, assuming anticipated sales transfer to nearby company-operated stores and our eCommerce channel and the elimination of fixed store expenses, to favorably impact our profitability. Additionally, we have substantially suspended new store openings in the U.S. under our current store model. These actions allow us to focus on improving the productivity of our existing retail store fleet and to advance our fleet segmentation strategy to create more differentiated consumer experiences.

- Organizational restructuring - In the third quarter of fiscal 2025, we initiated an organizational restructuring of our offices-based workforce to right-size our cost structure and improve future profitability. The plan is expected to reduce offices-based roles by approximately 15% by the end of the second quarter of fiscal 2026 and to generate approximately $35 million in annual savings beginning in fiscal 2026.

- Process efficiency - Our operating model improvement initiative has shortened our product development calendar by approximately three months, improved responsiveness to changing consumer and market trends, and reduced assortment over-development. In addition, we are rationalizing our product choices by approximately 20-30% to create a more unified, global product assortment across all of our brands.

Invest to Enable Long-term Growth

We are making targeted investments to drive long-term growth, including:

- Product style and value - We are enhancing our product assortments and pricing capabilities to deliver market-leading style and a compelling value proposition, including increasing the sales mix of more premium and opening price point offerings, while maintaining quality across our products.

- Marketing and demand creation - We are increasing marketing spend to drive traffic and strengthen consumer loyalty, while continuously measuring our return on these investments.

- Store format testing - Although we substantially suspended further expansion of our current U.S. store model, we plan to invest in new store-type testing, in-store experiences, and real estate strategy development as we seek greater productivity from our retail store fleet.

- Infrastructure and Technology - We continue to invest in modernizing our distribution network and enhancing technology capabilities, including upgrading equipment and systems, digitizing aspects of our product design and development process, migrating certain applications to cloud-based platforms, and consolidating systems and platforms.

Fiscal Year 2025 Financial Highlights

Unless otherwise stated, comparisons are to fiscal 2024.

- Consolidated net sales increased $54.3 million, or 1.9%, to $2.90 billion.
  - U.S. Retail sales increased $49.0 million driven by higher AUR and unit volume. Comparable net sales, including retail stores and eCommerce, increased 1.4% for the year, reflecting three consecutive quarters of positive comparable net sales growth to end the year.
  - U.S. Wholesale sales decreased $20.1 million, driven by decreased sales of our *Simple Joys* brand and lower replenishment and demand with department stores.
  - International sales increased $25.4 million, driven by growth in Canada and Mexico and improved performance with our international wholesale partners.
  - The 53rd week in fiscal 2025 contributed approximately $37 million of incremental consolidated net sales.
- Consolidated gross profit decreased $50.5 million, or 3.7%, to $1.31 billion, and consolidated gross margin decreased 260 bps to 45.4%, primarily due to higher average unit cost ("AUC") driven by incremental tariff-related costs and investments in product make.

- Consolidated SG&A expenses increased $89.1 million, or 8.1%, to $1.19 billion. SG&A as a percentage of consolidated net sales ("SG&A rate") increased 230 bps to 41.0%, driven by factors that include costs related to operating model improvements and leadership transition, organizational restructuring, increased performance-based compensation, and investments in new and remodeled retail stores.

- Consolidated operating income decreased $110.8 million, or 43.5%, to $143.9 million. Adjusted operating income, a non-GAAP financial measure, decreased $110.6 million, or 38.6%, to $176.0 million. Operating margin decreased 400 bps to 5.0%, driven by the factors discussed in detail below, partially offset by the recognition of a $30.0 million non-cash pre-tax impairment charge related to the *OshKosh* tradename in fiscal 2024 that did not reoccur in fiscal 2025.

- Consolidated net income decreased $93.7 million, or 50.5%, to $91.8 million primarily due to the factors discussed in detail below, including a non-cash pension settlement charge of $8.8 million, a loss on extinguishment of debt of $1.7 million, and an increase in interest expense of $2.9 million, partially offset by a decrease in our income tax provision of $23.3 million and an increase in interest income of $2.4 million.

- Diluted net income per common share decreased $2.59, or 50.6%, to $2.53, and adjusted diluted net income per common share, a non-GAAP financial measure, decreased $2.34, or 40.3%, to $3.47.

- Inventories increased $42.3 million, or 8.4%, to $544.6 million, driven by incremental tariff-related costs.

- As a result of our strong financial position and available liquidity, we returned $56.4 million in cash dividends to shareholders in fiscal 2025.

RESULTS OF OPERATIONS

2025 FISCAL YEAR ENDED JANUARY 3, 2026 COMPARED TO 2024 FISCAL YEAR ENDED DECEMBER 28, 2024

The following table summarizes our results of operations:

	Fiscal year ended			
(dollars in thousands, except per share data)	January 3, 2026 (53 weeks)	December 28, 2024 (52 weeks)	$ Change	% / bps Change
Consolidated net sales	$ 2,898,426	$ 2,844,102	$ 54,324	1.9 %
Cost of goods sold	1,583,790	1,478,936	104,854	7.1 %
Gross profit	1,314,636	1,365,166	(50,530)	(3.7)%
Gross profit as % of consolidated net sales	*45.4 %*	*48.0 %*		*(260) bps*
Royalty income, net	18,102	19,251	(1,149)	(6.0)%
Royalty income as % of consolidated net sales	*0.6 %*	*0.7 %*		*(10) bps*
Selling, general, and administrative expenses	1,188,805	1,099,689	89,116	8.1 %
SG&A expenses as % of consolidated net sales	*41.0 %*	*38.7 %*		*230 bps*
Intangible asset impairment	—	30,000	nm	nm
Operating income	143,933	254,728	(110,795)	(43.5)%
Operating income as % of consolidated net sales	*5.0 %*	*9.0 %*		*(400) bps*
Interest expense	34,227	31,331	2,896	9.2 %
Interest income	(13,474)	(11,039)	(2,435)	22.1 %
Other (income) expense, net[1]	(1,086)	2,678	(3,764)	nm
Pension plan settlement[1]	8,777	949	7,828	nm
Loss on extinguishment of debt	1,655	—	1,655	nm
Income before income taxes	113,834	230,809	(116,975)	(50.7)%
Income tax provision	22,038	45,300	(23,262)	(51.4)%
Effective tax rate[2]	*19.4 %*	*19.6 %*		*(20) bps*
Net income	$ 91,796	$ 185,509	$ (93,713)	(50.5)%
Basic net income per common share	$ 2.53	$ 5.12	$ (2.59)	(50.6)%
Diluted net income per common share	$ 2.53	$ 5.12	$ (2.59)	(50.6)%
Dividend declared and paid per common share	$ 1.55	$ 3.20	$ (1.65)	(51.6)%

(1) Pension plan settlement charge for the fiscal year ended December 28, 2024 has been reclassified to the Pension plan settlement line item. This charge was previously included in Other (income) expense, net.

(2) Effective tax rate is calculated by dividing the provision for income taxes by income before income taxes.

Note: Results may not be additive due to rounding. Percentage changes considered not meaningful denoted with "nm".

Consolidated Net Sales

Consolidated net sales increased $54.3 million, or 1.9%, to $2.90 billion. The increase in net sales was driven by higher sales in our U.S. Retail segment and International segments, partially offset by lower sales in our U.S. Wholesale segment. The 53rd week in fiscal 2025 contributed approximately $37 million of incremental consolidated net sales.

AUR was consistent with the prior year, reflecting pricing actions taken in the second half of fiscal 2025 to mitigate incremental tariff-related costs and a favorable mix toward "best" product offerings, which were offset by selected investments in pricing in the first half of fiscal 2025. Units volume increased by a low-single digit percentage, with growth across each of our segments. Changes in foreign currency exchange rates used for translation in fiscal 2025 had an unfavorable effect on our consolidated net sales of $6.7 million.

Gross Profit and Gross Margin

Consolidated gross profit decreased $50.5 million, or 3.7%, to $1.31 billion and consolidated gross margin decreased 260 bps to 45.4%. The decrease in consolidated gross profit and gross margin was driven by higher AUC and unfavorable customer mix, partially offset by a more favorable channel mix. AUC increased by a mid-single digit percentage, driven by incremental tariff-

related costs and investments in product make. Incremental tariffs unfavorably impacted product costs by approximately $60 million.

Royalty Income

We have licensing agreements with domestic and international licensees that grant licensees the right to access certain trademarks in return for royalty payments or licensing fees. Royalty income decreased $1.1 million, or 6.0%, to $18.1 million, driven by decreased wholesale customer demand.

Selling, General, and Administrative Expenses

Consolidated SG&A expenses increased $89.1 million, or 8.1%, to $1.19 billion in fiscal 2025 and SG&A rate increased 230 bps to 41.0%. The increase in SG&A rate was driven by costs related to operating model improvements and leadership transition, organizational restructuring, higher performance-based compensation expense, and investments in new and remodeled retail stores. These increases were partially offset by fixed cost leverage on higher net sales and lower charitable donations. Performance-based compensation expense as a percentage of net sales increased 60 bps, reflecting a higher projected attainment of annual incentive objectives relative to the prior period.

Intangible Asset Impairment

In the fourth quarter of fiscal 2024, we performed a quantitative impairment test on the goodwill ascribed to each reporting unit and on our indefinite-lived intangible tradename assets due to decreased actual and projected sales and profitability. Based on the results of the impairment test, we recognized a non-cash pre-tax impairment charge of $30.0 million, related to our *OshKosh* indefinite-lived tradename asset.

Operating Income

Consolidated operating income decreased $110.8 million, or 43.5%, to $143.9 million, and consolidated operating margin decreased 400 bps to 5.0%, reflecting the impacts of the factors discussed above.

Interest Expense

Consolidated interest expense increased $2.9 million, or 9.2%, to $34.2 million. This increase was driven by the temporary overlap of two senior notes outstanding, as well as the higher principal amount and interest rate on the $575.0 million principal amount of 7.375% senior notes due February 2031.

Interest Income

Consolidated interest income increased $2.4 million to $13.5 million due to higher average cash balances and interest recognized on federal tax refunds.

Other (Income) Expense, Net

Consolidated other income was $1.1 million in fiscal 2025, compared to consolidated other expense of $2.7 million in fiscal 2024. The change was driven by favorable changes in foreign currency exchange rates during the period.

Pension Plan Settlement

During fiscal 2025 and fiscal 2024, we recognized non-cash pension settlement charges of $8.8 million and $0.9 million, respectively, which were related to the settlement of obligations under the frozen OshKosh B'Gosh Pension Plan.

Loss on Extinguishment of Debt

In fiscal 2025, the Company extinguished and replaced its $500.0 million principal amount of 5.625% senior notes due March 2027 and $850.0 million secured cash-flow–based revolving credit facility due April 2027. As a result, the Company recorded a loss on extinguishment of debt of $1.7 million, reflecting the write-off of unamortized debt issuance costs associated with senior notes and revolving credit facility.

Income Taxes

Our consolidated income tax provision decreased $23.3 million, or 51.4%, to $22.0 million, and the effective tax rate decreased 20 bps to 19.4%. The decrease in the effective tax rate was driven by a lower proportion of income generated in the United States, where the tax rate is higher relative to some of our international jurisdictions, compared to fiscal 2024. This was partially offset by increased tax expense related to stock-based compensation expense and increased tax in Mexico driven by the strengthening of the Mexican Peso.

Net Income

Consolidated net income decreased $93.7 million, or 50.5%, to $91.8 million, primarily due to the factors previously discussed.

Results by Segment - Fiscal Year 2025 compared to Fiscal Year 2024

The following table summarizes net sales by segment and segment operating income for the fiscal years ended January 3, 2026 and December 28, 2024:

		Fiscal year ended					
(dollars in thousands)		January 3, 2026 (53 weeks)	% of consolidated net sales	December 28, 2024 (52 weeks)	% of consolidated net sales	$ Change	% Change
Net sales:							
U.S. Retail	$	1,466,128	50.6 %	$ 1,417,108	49.8 %	$ 49,020	3.5 %
U.S. Wholesale		1,001,338	34.5 %	1,021,396	35.9 %	(20,058)	(2.0)%
International		430,960	14.9 %	405,598	14.3 %	25,362	6.3 %
Consolidated net sales	$	2,898,426	100.0 %	$ 2,844,102	100.0 %	$ 54,324	1.9 %
Segment operating income:			Segment operating margin		Segment operating margin		
U.S. Retail	$	72,377	4.9 %	$ 132,926	9.4 %	$ (60,549)	(45.6)%
U.S. Wholesale		160,464	16.0 %	216,980	21.2 %	(56,516)	(26.0)%
International		34,951	8.1 %	38,970	9.6 %	(4,019)	(10.3)%
Total segment operating income	$	267,792	9.2 %	$ 388,876	13.7 %	$ (121,084)	(31.1)%
Items not included in segment operating income:			Consolidated operating margin		Consolidated operating margin		
Unallocated corporate expenses		(91,801)	n/a	(102,326)	n/a	(10,525)	(10.3)%
Operating model improvement costs[1]		(14,182)		—	n/a	n/a	n/a
Organizational restructuring[2]		(9,807)		(1,822)	n/a	n/a	n/a
Leadership transition costs[3]		(8,069)		—	n/a	n/a	n/a
Intangible asset impairment[4]		—	n/a	(30,000)	n/a	n/a	n/a
Consolidated operating income	$	143,933	5.0 %	$ 254,728	9.0 %	$ (110,795)	(43.5)%

(1) Primarily related to third-party consulting costs to support operating model improvements. Amounts are reflected within Selling, general, and administrative expenses in our consolidated statement of operations.

(2) Related to charges for severance and other termination benefits as a result of organizational restructuring. Charges are reflected within Selling, general, and administrative expenses in our consolidated statement of operations.

(3) Related to costs associated with the transition of our former CEO, including accelerated vesting of outstanding time-based restricted stock awards, executive recruiting costs, and other related costs. Amounts are reflected within Selling, general, and administrative expenses in our consolidated statement of operations.

(4) Related to a non-cash impairment charge on the *OshKosh* indefinite-lived tradename asset in fiscal 2024.

U.S. Retail

U.S. Retail segment net sales increased $49.0 million, or 3.5%, to $1.47 billion. The increase in net sales was driven by higher AUR and unit volume. AUR increased by a low-single digit percentage, reflecting pricing actions implemented during the second half of fiscal 2025 to address incremental tariff-related costs, reduced promotional activity, and a favorable mix toward "best" product offerings, partially offset by selected investments in pricing in the first half of fiscal 2025. Unit volume increased by a low-single digit percentage driven by higher traffic and transactions in eCommerce. Additionally, the 53rd week in fiscal 2025 contributed approximately $20 million in incremental net sales to the U.S. Retail segment.

Overall, demand trends improved in fiscal 2025 as comparable net sales, including retail stores and eCommerce, increased 1.4% for the year and delivered three consecutive quarters of positive comparable net sales growth to end the year. As of January 3, 2026 and December 28, 2024, we operated 804 retail stores in the U.S.

U.S. Retail segment operating income decreased $60.5 million, or 45.6%, to $72.4 million, primarily due to a decrease in gross profit of $10.4 million and an increase in SG&A expenses of $49.5 million. Segment operating margin decreased 450 bps to 4.9%, primarily driven by a 280 bps decrease in gross margin and a 160 bps increase in SG&A rate. The decrease in gross margin was driven by a high-single digit percentage increase in AUC as a result of incremental tariff-related costs and investments in product make, as well as product mix. The increase in the SG&A rate reflected investments in new and remodeled retail stores, higher performance-based compensation expense, increased marketing expense, and higher distribution and transportation costs.

U.S. Wholesale

U.S. Wholesale segment net sales decreased $20.1 million, or 2.0%, to $1.00 billion, driven by decreased sales of our *Simple Joys* brand, lower replenishment and demand with department stores, and decreased AUR. The decrease in our *Simple Joys* brand was primarily due to changes in business model that reduced visibility, traffic, and demand for brand. We are evolving our Amazon partnership over time by shifting assortment toward our core flagship brands. We expect reduced demand for *Simple Joys* to continue into fiscal 2026, which could unfavorably impact net sales and operating income in our U.S. Wholesale segment.

These factors were offset by higher demand for our other exclusive *Carter's* brands, growth in our *Little Planet* and *Skip Hop* brands, and increased sales to our off-price wholesale channel customers. Additionally, the 53rd week in fiscal 2025 contributed approximately $12 million in incremental net sales to the U.S. Wholesale segment.

AUR decreased by a low-single digit percentage, driven by investments in pricing and customer mix, partially offset by pricing actions implemented during the second half of fiscal 2025 to address incremental tariff-related costs. Unit volume increased by a low-single digit percentage driven by higher demand for our other exclusive *Carter's* brands, partially offset by lower demand of our *Simple Joys* brand and with department stores.

U.S. Wholesale segment operating income decreased $56.5 million, or 26.0%, to $160.5 million, due to a decrease in gross profit of $46.4 million and an increase in SG&A expenses of $9.5 million. Segment operating margin decreased 520 bps to 16.0%, driven by a 400 bps decrease in gross margin and a 110 bps increase in SG&A rate. The decrease in gross margin was driven by higher AUC and lower AUR. AUC increased by a low-single digit percentage as a result of incremental tariff-related costs and investments in product make. The increase in the SG&A rate was driven by fixed cost deleverage on decreased sales, higher performance-based compensation, and increased bad debt expense.

International

International segment net sales increased $25.4 million, or 6.3%, to $431.0 million, driven by growth in Mexico and Canada, and with our international wholesale partners. In Mexico, net sales growth reflected the contribution from new retail stores, higher unit volume, and higher AUR. Canada comparable net sales, including retail stores and eCommerce, increased 1.6% driven by higher AUR. Additionally, the 53rd week in fiscal 2025 contributed approximately $5 million in incremental net sales to the International segment.

AUR increased by a low-single digit percentage, driven by pricing and product mix, partially offset by the unfavorable impact of foreign currency exchange rates. International segment unit volume increased by a mid-single digit percentage, reflecting higher traffic and transactions across the segment. Changes in foreign currency exchange rates used for translation had a $6.7 million unfavorable effect on International segment net sales.

As of January 3, 2026, we operated 192 retail stores in Canada, compared to 191 at the end of fiscal 2024. As of January 3, 2026, we operated 72 retail stores in Mexico, compared to 62 in fiscal 2024.

International segment operating income decreased $4.0 million, or 10.3%, to $35.0 million, driven by an increase in SG&A expenses of $10.5 million, partially offset by an increase in gross profit of $6.2 million. Segment operating margin decreased 150 bps to 8.1%, driven by a 140 bps decrease in gross margin and a 10 bps increase in SG&A rate. The decrease in gross margin was driven by higher AUC, partially offset by higher AUR. AUC increased by a mid-single digit percentage due to product mix and incremental tariffs in Mexico. The increase in the SG&A rate was driven by increased performance-based compensation expense and higher retail store rent and retail store employee costs, partially offset by fixed cost leverage on increased net sales and decreased bad debt expense.

Unallocated Corporate Expenses

Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our business segments and include unallocated accounting, finance, legal, human resources, and information technology expenses, occupancy costs for our corporate headquarters, and other benefit and compensation programs, including performance-based compensation.

Unallocated corporate expenses decreased $10.5 million, or 10.3%, to $91.8 million in fiscal 2025. Unallocated corporate expenses, as a percentage of consolidated net sales, decreased 40 bps to 3.2%, reflecting lower charitable donations and consulting costs, partially offset by higher severance and recruiting costs and increased performance-based compensation expense.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP MEASURES

We have provided non-GAAP adjusted operating income, income taxes, net income, and diluted net income per common share measures, which exclude certain items presented below. We believe that this information provides a meaningful comparison of our results and affords investors a view of what management considers to be our core performance, and we also, from time to time, use some of these non-GAAP measures, such as adjusted operating income, as performance metrics in awards under our annual and long-term incentive compensation plans. These measures are not in accordance with, or an alternative to, generally accepted accounting principles in the U.S. (GAAP). The most comparable GAAP measures are operating income, income tax provision, net income, and diluted net income per common share, respectively. Adjusted operating income, income taxes, net income, and diluted net income per common share should not be considered in isolation or as a substitute for analysis of our results as reported in accordance with GAAP. Other companies may calculate adjusted operating income, income taxes, net income, and diluted net income per common share differently than we do, limiting the usefulness of the measure for comparisons with other companies.

	Fiscal year ended									
	January 3, 2026 (53 weeks)					December 28, 2024 (52 weeks)				
(In millions, except earnings per share)	Operating Income	% Net Sales	Income Taxes	Net Income	Diluted Net Income per Common Share	Operating Income	% Net Sales	Income Taxes	Net Income	Diluted Net Income per Common Share
As reported (GAAP)	$ 143.9	5.0 %	$ 22.0	$ 91.8	$ 2.53	$ 254.7	9.0 %	$ 45.3	$ 185.5	$ 5.12
Operating model improvement costs[1]	14.2		3.4	10.8	0.30	—		—	—	—
Organizational restructuring[2]	9.8		2.4	7.5	0.20	1.8		0.2	1.6	0.04
Leadership transition costs[3]	8.1		0.7	7.3	0.20	—		—	—	—
Pension plan settlement[4]	—		2.1	6.7	0.18	—		0.2	0.7	0.02
Loss on extinguishment of debt[5]	—		0.4	1.3	0.03	—		—	—	—
Deferred compensation plan termination[6]	—		(0.8)	0.8	0.03	—		—	—	—
Intangible asset impairment[7]	—		—	—	—	30.0		7.2	22.8	0.63
As adjusted	$ 176.0	6.1 %	$ 30.3	$ 126.1	$ 3.47	$ 286.6	10.1 %	$ 52.9	$ 210.7	$ 5.81

(1) Primarily related to third-party consulting costs to support operating model improvements.

(2) Related to charges for severance and other termination benefits as a result of organizational restructuring.

(3) Related to costs associated with the transition of our former CEO, including accelerated vesting of outstanding time-based restricted stock awards, executive recruiting costs, and other related costs.

(4) Related to non-cash charges as a result of pension plan settlements.

(5) Related to charges associated with the redemption of the $500 million aggregate principal amount of senior notes due 2027 and the refinancing of our secured revolving credit facility.

(6) Related to the incremental income tax impact resulting from the announced termination of the Company's deferred compensation plan.

(7) Related to a non-cash impairment charge on the *OshKosh* indefinite-lived tradename asset in fiscal 2024.

Note: Results may not be additive due to rounding.

LIQUIDITY AND CAPITAL RESOURCES

Our ongoing cash needs are primarily for working capital (consisting primarily of inventory), capital expenditures, employee compensation, interest on debt, the return of capital to our shareholders, and other general corporate purposes. We expect that our primary sources of liquidity will be cash and cash equivalents on hand, cash flow from operations, and available borrowing capacity under our secured asset-based revolving credit facility. We believe that our sources of liquidity are sufficient to meet our cash requirements for at least the next twelve months. However, these sources of liquidity may be affected by events described in the "Forward-Looking Statements" section, in our risk factors, as discussed under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K, and in other reports filed with the Securities and Exchange Commission from time to time.

As discussed under the heading "Known or Anticipated Trends" in Part II, Item 7 of this Annual Report on Form 10-K, the impacts of new tariffs and other trade measures have had and may continue to have an adverse impact on our cost structure and supply chain, which may impact our working capital needs in the near term. While recent developments, including a decision by the U.S. Supreme Court that invalidated certain incremental tariffs, may affect our future exposure to these tariffs, the trade policy environment remains dynamic and the ultimate impacts are uncertain. We continue to evaluate and mitigate these impacts and may experience volatility in cash flows in the near term. However, we believe our sources of liquidity, including cash and available borrowing capacity under our secured asset-based revolving credit facility, will be sufficient to manage these developments.

As of January 3, 2026, we had $487.1 million of cash and cash equivalents held at major financial institutions, including $75.8 million held at financial institutions located outside of the United States. We do not expect any material restrictions on our ability to access or use cash held outside of the United States. We maintain cash deposits with major financial institutions that exceed the insurance coverage limits provided by the Federal Deposit Insurance Corporation in the United States and by similar insurers for deposits located outside the United States. To mitigate this risk, we utilize a policy of allocating cash deposits among major financial institutions that have been evaluated by us and third-party rating agencies as having acceptable risk profiles.

Balance Sheet

Net accounts receivable at January 3, 2026 were $178.6 million compared to $194.8 million at December 28, 2024. The decrease of $16.3 million, or 8.3%, primarily reflects the timing of wholesale customer shipments and payments.

Inventories at January 3, 2026 were $544.6 million compared to $502.3 million at December 28, 2024. The increase of $42.3 million, or 8.4%, was driven by approximately $50 million of incremental tariffs imposed on products imported into the United States, as well as investments in product make. Projected days of supply were slightly lower than at December 28, 2024.

Prepaid expenses and other current assets at January 3, 2026 were $60.5 million compared to $32.6 million at December 28, 2024. The increase of $27.9 million, or 85.7%, was driven by the reclassification of Rabbi Trust assets from long-term to current to align with the anticipated settlement of associated deferred compensation liabilities in fiscal 2026.

Operating lease assets at January 3, 2026 were $591.8 million compared to $577.1 million at December 28, 2024. The increase of $14.7 million, or 2.5%, was driven by renewal of one of our distribution centers in Georgia, the commencement of a new corporate office lease in New York, and investments in our retail store fleet.

Accounts payable at January 3, 2026 were $235.7 million compared to $248.2 million at December 28, 2024. The decrease of $12.5 million, or 5.0%, is driven by the timing of payments for purchases of inventory.

Other current liabilities at January 3, 2026 were $133.8 million compared to $130.1 million at December 28, 2024. The increase of $3.8 million, or 2.9%, was primarily driven by higher accruals for performance-based compensation and the reclassification of deferred compensation liabilities from long-term to current to reflect the anticipated settlement of plan participant balances. These increases were partially offset by lower income tax accruals and the timing of salary and wage payments.

Cash Flow

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased $176.5 million, or 59.1%, to $122.3 million. Our cash flow provided by operating activities is driven by net income and changes in our net working capital. The decrease in operating cash flow was primarily driven by decreased net income and increased inventory purchases driven by incremental tariffs imposed on products imported into the U.S.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased $2.5 million, or 4.5%, to $53.7 million. This decrease in net cash used in investing activities is driven by decreased capital expenditures. Capital expenditures in fiscal 2025 were primarily related to U.S. and international retail store openings and remodels and investments in our distribution facilities. We plan to invest approximately $55 million in capital expenditures in fiscal 2026, primarily for our retail store fleet, distribution facilities, and strategic information technology initiatives.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $2.0 million compared to net cash used in financing activities of $174.8 million in the prior year. This change in cash flow from financing activities was primarily driven by the issuance of our $575.0 million aggregate principal amount of 7.375% senior notes due 2031 in November 2025, open market repurchases of common stock in fiscal 2024 that did not reoccur in fiscal 2025, and lower cash dividends distributed to shareholders. These items were partially offset by the extinguishment of our $500.0 million aggregate principal amount of 5.625% senior notes in November 2025 and debt issuance costs associated with the issuance of senior notes and secured asset-based revolving credit facility in fiscal 2025.

Share Repurchases

The Company did not repurchase and retire shares in open market transactions in fiscal 2025. In fiscal 2024, we repurchased and retired 736,423 shares in open market transactions for $50.5 million, at an average price of $68.61 per share.

The total remaining capacity under outstanding repurchase authorizations as of January 3, 2026 was approximately $599.0 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured asset-based revolving credit facility and considerations given to market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

On February 19, 2026, the Company's Board declared a quarterly cash dividend payment of $0.25 per common share, payable on March 27, 2026 to shareholders of record at the close of business on March 13, 2026.

In fiscal 2025, the Board declared, and the Company paid, a cash dividend per common share of $0.80 in the first quarter and $0.25 in each of the second, third, and fourth quarters (for an aggregate cash dividend per common share of $1.55 for fiscal 2025). In each quarter of fiscal 2024, the Board declared, and the Company paid, a cash dividend per common share of $0.80 (for an aggregate cash dividend per common share of $3.20 for fiscal 2024). Our Board will evaluate future dividend declarations based on a number of factors, including restrictions under our secured asset-based revolving credit facility, business conditions, our financial performance, and other considerations.

Provisions in our secured asset-based revolving credit facility could have the effect of restricting our ability to pay cash dividends on, or make future repurchases of, our common stock, as further described in Item 8, "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements.

Financing Activities

Secured Revolving Credit Facility

As of January 3, 2026, we had no outstanding borrowings under our secured asset-based revolving credit facility ("ABL facility"), exclusive of $6.3 million of outstanding letters of credit. As of December 28, 2024, we had no outstanding borrowings under our secured cash-flow-based revolving credit facility, exclusive of $4.7 million of outstanding letters of credit. As of January 3, 2026 and December 28, 2024, there was $743.7 million and $845.3 million available for future borrowing, respectively. All outstanding borrowings under our ABL facility and secured cash-flow-based revolving credit facility are classified as non-current liabilities on our consolidated balance sheets due to contractual repayment terms under the credit facilities. However, these repayment terms also allow us to repay some or all of the outstanding borrowings at any time.

ABL Facility

On November 17, 2025, the Company, through its wholly-owned subsidiary, The William Carter Company ("TWCC") entered into a new five-year ABL facility of up to $750.0 million. The ABL facility replaced our existing $850.0 million secured cash-flow–based revolving credit facility due April 2027. Borrowings under the ABL facility will mature, and lending commitments thereunder will terminate, in November 2030.

Approximately $4.3 million, including both bank fees and other third-party expenses, has been capitalized in connection with the ABL facility and will be amortized over the remaining term of the ABL facility. Unamortized deferred financing costs of $0.5 million related to lenders of the secured cash-flow-based revolving credit facility due April 2027 that did not continue in the new facility were written off in the fourth quarter of fiscal 2025 and included in Loss on extinguishment of debt on our consolidated statement of operations.

The availability under the ABL facility was $743.7 million as of January 3, 2026. Availability is determined using borrowing base calculations of eligible inventory, accounts receivable, and intellectual property balances, less availability reserves, as well as current outstanding borrowings under the ABL facility and outstanding letters of credit. Availability may fluctuate throughout the year principally based on changes in eligible inventory and accounts receivable balances. As of January 3, 2026, the borrowing rate for a term Secured Overnight Financing Rate ("SOFR") loan would have been 4.93%, which includes an excess availability-based adjustment of 1.25%.

As of January 3, 2026, the Company was in compliance with its financial and other covenants under the ABL facility.

Terms of the ABL Facility

The ABL facility consists of a $750.0 million U.S. dollar revolving credit facility, up to $100.0 million of which may be drawn in Canadian dollars, Euros, Pounds Sterling, or other currencies agreed to by the applicable lenders. The ABL facility is inclusive of a $100 million sub-limit for letters of credit and a swing line sub-limit equal to $50 million. Up to $40 million of letters of credit under the ABL facility may be drawn in Canadian dollars, Euros, Pounds Sterling, or other currencies agreed to by the applicable lenders. TWCC and the Company's wholly-owned subsidiary, The Genuine Canadian Corp., are both borrowers ("borrowers") under the ABL facility. The ABL facility provides the borrowers with the right to request additional U.S. dollar commitments in an aggregate amount not to exceed the sum of (1) $150.0 million and (2) the amount by which the borrowing base exceeds the total commitments at such time. The ABL facility provides for an excess availability-based pricing grid which determines an interest rate for borrowings, calculated as the applicable floating benchmark rate plus a credit spread adjustment, if any, plus an amount ranging from 1.25% to 1.50% based on average daily excess availability.

The ABL facility is unconditionally guaranteed by the Company and certain of the borrowers' existing direct and indirect domestic subsidiaries. Generally, obligations under the ABL facility, and the guarantees of those obligations are secured, subject to certain exceptions, by substantially all of the Company's assets and the assets of the borrowers and each of the subsidiary guarantors, including (1) a first-priority pledge by the Company of all of the capital stock of TWCC and by TWCC of the capital stock directly held by TWCC and the subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary (other than any Canadian subsidiaries), is limited to 65% of the stock of any such first-tier non-Canadian foreign subsidiary), and (2) a first-priority security interest in substantially all of the Company, the borrowers' and the subsidiary guarantors' tangible and intangible assets, in each case, subject to certain customary exceptions.

The ABL facility contains various covenants, including those that restrict the Company's ability and the ability of its restricted subsidiaries to incur certain indebtedness, pay dividends or make distributions or other restricted payments, or to grant certain liens on their respective property or assets, among other things. The ABL facility also includes a springing financial covenant, consisting of, if the excess availability falls below certain thresholds, a fixed charge coverage ratio not to be less than 1.00 to 1.00. The fixed charge coverage ratio is defined as the ratio of

- (1) the Company's consolidated net income before interest, taxes, depreciation and amortization, with certain adjustments, minus (2) the unfinanced portion of all capital expenditures (excluding any capital expenditure made in an amount equal to all or part of the proceeds, applied within 12 months of receipt thereof, of (x) any casualty insurance, condemnation or eminent domain or (y) any sale of assets); to
- the sum of (1) the Company's consolidated cash debt service charges, plus (2) consolidated cash net income taxes (or restricted payments made for such purpose), net of refunds received, plus (3) certain restricted payments.

The covenants limiting investments, dividends and other restricted payments each permit the restricted actions in an unlimited amount, subject to compliance with (i) either both (a) excess availability is greater than the greater of (x) $93.8 million and (y) 15% of the lesser of commitments and the applicable borrowing base (net of reserves) at all times in the past 30 days (and immediately after giving effect to the applicable transaction) and (b) a pro forma fixed charge coverage ratio of 1.00:1.00, or (2) the excess availability is greater than the greater of (x) $131.3 million and (y) 20% of the lesser of commitments and the applicable borrowing base (net of reserves) at all times in the past 30 days (and immediately after giving effect to the applicable transaction) and (ii) no event of default continuing. The covenants permit incurrence of unsecured indebtedness in an unlimited amount, subject to compliance with, among others, a pro forma fixed charge coverage ratio of 1.25:1.00. The ABL Facility also contains certain customary affirmative covenants and events of default.

Senior Notes

As of January 3, 2026, TWCC had $575.0 million principal amount of senior notes outstanding, bearing interest at a rate of 7.375% per annum, and maturing on February 15, 2031. On our consolidated balance sheet, the $575.0 million of outstanding senior notes as of January 3, 2026 is reported net of $7.8 million of unamortized debt issuance-related costs, and the $500.0 million of outstanding senior notes as of December 28, 2024 is reported net of $1.9 million of unamortized issuance-related debt costs.

Issuance of Senior Notes due 2031

On November 13, 2025, TWCC issued $575.0 million principal amount of senior notes at par, bearing interest at a rate of 7.375% per annum, and maturing on February 15, 2031. TWCC received net proceeds from the offering of the senior notes of approximately $567.0 million, after deducting underwriting fees and other expenses, which TWCC used to redeem the senior

notes discussed above and for other general corporate purposes. Approximately $8.0 million, including both bank fees and other third-party expenses, was capitalized in connection with the issuance and is being amortized over the term of the senior notes.

The senior notes are unsecured and are fully and unconditionally guaranteed by Carter's, Inc. and certain domestic subsidiaries of TWCC. The guarantor subsidiaries are 100% owned directly or indirectly by Carter's, Inc. and all guarantees are joint, several and unconditional.

On or after November 15, 2027, TWCC may redeem all or a part of the senior notes at the redemption prices (expressed as percentages of principal amount of the senior notes to be redeemed) set forth below, plus accrued and unpaid interest. The redemption price is applicable when the redemption occurs during the twelve-month period beginning on November 15 of each of the years indicated is as follows:

Year	Percentage
2027	103.688 %
2028	101.844 %
2029 and thereafter	100.000 %

At any time prior to November 15, 2027, TWCC may redeem all or a part of the notes at a redemption price equal to 100.0% of the principal amount plus an "Applicable Premium", plus accrued and unpaid interest, if any, to (but excluding) the redemption date. "Applicable Premium" means, with respect to a note on any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess, if any, of (A) the present value, as of such redemption date, of (1) the redemption price of such note on November 15, 2027 plus (2) all required interest payments due on such note (excluding accrued and unpaid interest to such redemption date) through November 15, 2027, discounted at a rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note outstanding on such redemption date.

Additionally, prior to November 15, 2027, the TWCC may on any one or more occasions redeem up to 40.0% of the aggregate principal amount of Notes and additional Notes (taken together) issued under the Indenture with the net cash proceeds of one or more Equity Offerings at a redemption price of 107.375% of the principal amount thereof, plus accrued and unpaid interest, provided that (1) at least 60.0% of the aggregate principal amount of Notes and additional Notes (taken together) issued under the indenture remains outstanding after each such redemption; and (2) the redemption occurs within 120 days after the closing of such Equity Offering.

The indenture governing the senior notes provides that upon the occurrence of specific kinds of changes of control, unless a redemption notice with respect to all the outstanding senior notes has previously or concurrently been mailed or delivered, TWCC will be required to make an offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase.

Redemption of Senior Notes due 2027

On November 27, 2025, the Company, through its wholly-owned subsidiary, TWCC redeemed $500 million principal amount of senior notes, bearing interest at a rate of 5.625% per annum, and originally maturing on March 15, 2027. Pursuant to the optional redemption provisions described in the indenture dated as of March 14, 2019, TWCC paid the outstanding principal plus accrued and unpaid interest. This debt redemption resulted in a loss on extinguishment of debt of $1.2 million related to the write-off of unamortized debt issuance-related costs.

Contractual Obligations and Commitments

We enter into contractual obligations and commitments in the ordinary course of business that may require future cash payments. Such obligations include: 1) debt repayments and letters of credit (as described in Item 8, "Financial Statements and Supplementary Data" under Note 10, *Long-Term Debt*, to the consolidated financial statements), 2) operating lease liabilities (as described in Item 8, "Financial Statements and Supplementary Data" under Note 5, *Leases*, to the consolidated financial statements) and 3) liabilities related to employee benefit plans (as described in Item 8, "Financial Statements and Supplementary Data" under Note 17, *Employee Benefit Plans*, to the consolidated financial statements).

In addition, we have commitments to purchase inventory in the normal course of business, which are cancellable (with or without penalty, depending on the stage of production) and span a period of one year or less. As of January 3, 2026, our estimate for commitments to purchase inventory was between $350 million and $450 million.

We are unable to reasonably predict future reserves for income taxes, as these are contingent on the ultimate amount or timing of settlement.

Liquidity Outlook

Based on our current outlook, we believe that cash and cash equivalents on hand, cash flow generated from operations, and available borrowing capacity under our ABL will be adequate to meet our working capital needs and capital expenditure requirements for our longer-term strategic plans, although no assurance can be given in this regard.

Seasonality

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, which generally has resulted in lower sales and gross profit in the first half of our fiscal year versus the second half of the fiscal year. Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in our accompanying consolidated financial statements. The following discussion addresses our critical accounting policies and estimates, which are those policies that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue Recognition and Accounts Receivable Allowance

Our revenues, which are reported as Net sales, consist of sales to customers, net of returns, discounts, chargebacks, and cooperative advertising. We recognize revenue when (or as) the performance obligation is satisfied. Generally, the performance obligation is satisfied when we transfer control of the goods to the customer.

Our retail store revenues, also reported as Net sales, are recognized at the point of sale. Retail sales through our online channels are recognized at time of delivery to the customer. Revenue from omni-channel sales, including buy-online and pick-up in-store, buy-online, ship-to-store, and buy-online, deliver-from-store, are recognized when the product has been picked up by the customer at the store or when the product is physically delivered to the customer. We recognize retail sales returns at the time of transaction by recording adjustments to both revenue and cost of goods sold. Additionally, we maintain an asset, representing the goods we expect to receive from the customer, and a liability for estimated sales returns. There are no accounts receivable associated with our retail customers.

Our accounts receivable reserves for wholesale customers include an allowance for expected credit losses and an allowance for chargebacks. The allowance for expected credit losses includes estimated losses resulting from the inability of our customers to make payments. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, an additional allowance could be required. Our credit and collections department reviews all past due balances regularly. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. The allowance for chargebacks is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. Provisions for the allowance for expected credit losses are reflected in Selling, general and administrative expenses on our consolidated statement of operations and provisions for chargebacks are reflected as a reduction in Net sales on our consolidated statement of operations. Except in very limited circumstances, we do not allow our wholesale customers to return goods to us.

Cooperative advertising arrangements reimburse customers for marketing activities for certain of our products. For arrangements in which the Company receives a distinct good or service, we record these reimbursements under cooperative advertising arrangements with certain of our major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements when fair value is determinable. We have included the fair value of these arrangements of $0.9 million for fiscal 2024 as a component of SG&A expenses on the Company's

consolidated statements of operations, rather than as a reduction of Net sales. There were no amounts for cooperative advertising arrangements recorded as a component of SG&A expenses for fiscal 2025 or fiscal 2023. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales. For arrangements in which the Company does not receive a distinct good or service, we record these reimbursements as a reduction of net sales. The majority of the Company's digital cooperative advertising arrangements are recorded as a reduction of net sales as there was no distinct good or service received by the Company.

Inventory

Our inventories, which consist primarily of finished goods, are stated approximately at the lower of cost (first-in, first-out basis for wholesale inventory and average cost for retail inventories) or net realizable value. Obsolete, damaged, and excess inventory is carried at net realizable value by establishing reserves after assessing historical recovery rates, current market conditions, and future marketing and sales plans. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item and are therefore reflected in Cost of goods sold when the related inventory item is sold.

The Company also has minimum inventory purchase commitments, including fabric commitments, with our suppliers which secure a portion of our raw material needs for future seasons. In the event anticipated market sales prices are lower than these committed costs or customer orders are canceled, the Company records an estimated liability reserve for these adverse inventory and fabric purchase commitments. Increases to this reserve are reflected in Costs of goods sold on our consolidated statement of operations.

Impairment of Goodwill and Other Indefinite-Lived Intangible Assets

The carrying values of our goodwill and indefinite-lived tradename assets are subject to annual impairment reviews, which are performed as of the last day of each fiscal year. Additionally, a review for potential impairment is performed whenever significant events or changes in circumstances indicate that it is more likely than not that the carrying value of the assets might be impaired. These impairment reviews are performed in accordance with ASC 350, "*Intangibles--Goodwill and Other"* ("ASC 350"). The impairment models included in our analysis utilize significant estimates and assumptions to determine asset fair values. A deterioration of macroeconomic factors may negatively impact these estimates and assumptions and result in future impairment charges.

Goodwill

The Company performs impairment tests of its goodwill at the reporting unit level. The Company may perform either a qualitative or quantitative assessment.

Qualitative and quantitative methods are used to assess for impairment, including the use of discounted cash flows ("income approach") and relevant data from guideline public companies ("market approach").

Under a qualitative assessment, we estimate if it is "more likely than not" that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include but are not limited to: macroeconomic conditions; industry and market considerations; cost factors that may have a negative effect on earnings; overall financial performance; and other relevant entity-specific events. If the results of a qualitative test determine that it is "more likely than not" that the fair value of a reporting unit is less than its carrying value, then a goodwill impairment test using quantitative assessments must be performed. If it is determined that it is not "more likely than not" that the fair value of the reporting unit is less than its carrying value, then no further testing is required.

Under a quantitative assessment for goodwill, the Company compares the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated using a 50% weighting of the "income approach" (discounted cash flow method) and a 50% weighting of the "market approach" (guideline public company method). Key assumptions used in these approaches include projected revenue growth and profitability, terminal growth rates, discount rates, market multiples and applicable control premiums. Discount rates are dependent upon interest rates and the cost of capital at a point in time. These assumptions are consistent with those of hypothetical marketplace participants. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill.

In the fourth quarter of fiscal 2025, the Company performed an annual quantitative impairment test on the goodwill ascribed to each of the Company's reporting units as of January 3, 2026. Based upon this assessment, there were no impairments on the value of goodwill or indefinite-lived intangible tradename assets. The annual assessment indicated that the fair value of assets

for the U.S. Wholesale, U.S. Retail and Other International reporting units exceeded its carrying values by at least 25%. The fair value of assets for the Canada reporting unit exceeded its carrying value by approximately 8%.

As of January 3, 2026, goodwill allocated to the Canada reporting unit, which is included in the International reportable segment, was $38.6 million. Sensitivity tests on the Canada reporting unit showed that a 100 bps increase in the discount rate, 50 bps decrease in the long-term revenue growth rate, a 250 bps decrease in revenue growth rates, or a 50 bps decrease in operating margins would not change the conclusion and would not result in an impairment charge.

For discussion of interim impairment testing performed during the year in response to triggering events, see Item 8, "Financial Statements and Supplementary Data" under Note 6, *Goodwill and Other Intangible Assets*, to the consolidated financial statements.

The degree of uncertainty associated with the assumptions used in our impairment tests is elevated in the current macroeconomic environment due to evolving trade policies. The Company continues to monitor these macroeconomic conditions, including the potential impacts from new tariffs or trade restrictions, which could adversely affect the financial performance of our reporting units and indefinite-lived intangible tradename assets. Should these conditions lead to a significant decline in projected financial results, there could be impairment charges to these assets mentioned above, to the goodwill ascribed to our other reporting units, or to our other indefinite-lived intangible tradename assets.

Indefinite-Lived Intangible Assets

For indefinite-lived tradenames, the Company may utilize a qualitative assessment, as described above, to determine whether the fair value of an indefinite-lived asset is less than its carrying value. If a quantitative assessment is necessary, the Company determines fair value using the relief-from-royalty valuation method, which examines the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. The process of estimating the fair value of a tradename incorporates the relief-from-royalty valuation method, which requires us to make assumptions and to apply judgment, including forecasting revenue growth and profitability and selecting the appropriate terminal growth rate, discount rate, and royalty rate. If a tradename is considered impaired, we recognize a loss equal to the difference between the carrying amount and the estimated fair value of the tradename.

As discussed above, the Company performed an annual quantitative impairment assessment on the value of the Company's indefinite-lived intangible tradename assets as of January 3, 2026. Based upon this annual assessment, there were no impairments on the value of our indefinite-lived intangible tradename assets. The assessment indicated that the fair value of our indefinite-lived tradename assets exceeded the carrying values by at least 35%.

Impairment of Other Long-Lived Assets

We review other long-lived assets, including right of use ("ROU") lease assets, property, plant, and equipment, definite-lived tradename assets, and customer relationship assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. To determine whether there has been a permanent impairment on such assets, a recoverability test is performed by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. If the undiscounted cash flows are less than the related carrying value of the other long-lived asset, they are written down to their fair value. The process of estimating the fair value requires us to make assumptions and to apply judgment including forecasting revenue growth and profitability, utilizing external market participant assumptions, including estimated market rents, and selecting the appropriate discount rate. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value, less costs to sell.

We review all stores leases that have been opened for at least 13 months for indicators of impairment at least annually, and more frequently if circumstances warrant. If indicators of impairment are identified, such as when a store is approved for or probable of closure and/or has negative profitability, a recoverability test is performed. In determining undiscounted future cash flows for the recoverability test of store leases, we take various factors into account, including the continued market acceptance of our current products, the development of new products, changes in merchandising strategy, retail store cost controls, store traffic, competition, and the effects of macroeconomic factors such as consumer spending. In determining the fair value of store leases, we utilize external market participant assumptions, including market rent per square foot and market rent growth rates.

A deterioration of macroeconomic factors may not only negatively impact the estimated future cash flows used in our cash flow models but may also negatively impact other assumptions used in our analysis, including, but not limited to, the estimated discount rates. Changes in these estimates and assumptions may have a significant impact on our assessment of fair value and result in future impairment charges.

Accrued Expenses

Accrued expenses for workers' compensation, incentive compensation, health insurance, 401(k), and other outstanding obligations are assessed based on actual commitments, statistical trends, and/or estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Loss Contingencies

We record accruals for various contingencies including legal exposures as they arise in the normal course of business. We determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable and whether the loss can be reasonably estimated. Our assessment is developed in consultation with our internal and external counsel and other advisers and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by their nature are unpredictable. We believe that our assessment of the probability of loss contingencies is reasonable.

Accounting For Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our current income tax obligations in each jurisdiction in which we operate and to assess the recognition and measurement of deferred tax assets and liabilities and uncertain tax positions. This process involves judgment and evaluation of uncertainties. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authority, based on the technical merits of the position. Tax positions that do not meet the more-likely-than-not threshold are recorded as unrecognized tax benefits. Where applicable, associated interest related to unrecognized tax benefits is recognized as a component of interest expense and associated penalties related to unrecognized tax benefits are recognized as a component of income tax expense. Future events, such as changes in tax law, guidance from taxing authorities, or the resolution of examinations, could cause our ultimate tax obligations to differ from the amounts recorded.

We also assess permanent and temporary differences resulting from differing basis and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, stock-based compensation expense, and valuation of inventories. This evaluation requires us to estimate the amount and timing of future taxable income in each jurisdiction and to assess the likelihood that our deferred tax assets will be realized. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods or if there are changes in tax law. To the extent we determine to establish a valuation allowance or increase such allowance in a period, we recognize an expense within the tax provision in the accompanying consolidated statements of operations.

Based on our results for fiscal 2025, a hypothetical 1% increase in our effective tax rate would have resulted in an increase in our income tax expense of $1.1 million.

Stock-Based Compensation Arrangements

We grant various forms of stock-based compensation, including time-based restricted stock, performance-based restricted stock, and market-based restricted stock awards. We measure all awards at grant-date fair value and recognize compensation expense over the requisite service period, net of estimated forfeitures. For awards other than market-based restricted stock awards, grant-date fair value is based on the quoted closing price of our common stock on the date of grant. See Item 8, "Financial Statements and Supplementary Data" under Note 2, *Summary of Significant Accounting Policies*, for a description of our stock-based compensation accounting policies.

Our market-based restricted stock awards vest based on either (i) our total shareholder return ("TSR") relative to the TSR of a defined peer group over a specified performance period or (ii) the achievement of specified share price hurdles over a defined period. We estimate the grant-date fair value of these awards using a Monte Carlo simulation valuation model that requires us to make subjective assumptions, including expected volatility of our stock price, for TSR awards the expected volatility and correlation of returns between the Company and the peer group, the risk-free interest rate, and expected dividend yield. These assumptions are based on historical data and expectations about future performance and market conditions.

We also make subjective assumptions regarding forfeiture rates for all restricted stock awards and the probability of achieving specified performance criteria for performance-based restricted stock awards. Forfeiture rate assumptions are based on historical experience and expected future employee behavior and activity. We recognize compensation cost for performance-

based awards only for those awards that we believe are probable of vesting and reassess that probability at each reporting period.

Changes in these subjective assumptions can result in meaningful changes in the measured grant-date fair value of awards and in the amount and timing of stock-based compensation expense recognized in the accompanying consolidated statements of operations.

During the requisite service period, we also recognize deferred income tax benefits associated with the compensation cost recognized. Upon vesting, exercise, forfeiture, or expiration of an award, the difference between our actual income tax deduction, if any, and the previously recognized deferred tax amount is recorded in income tax expense or benefit in the current period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency and Interest Rate Risks

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks, and our strategies to manage our exposure to them, are discussed below.

Currency Risk

We contract to purchase product from third parties, primarily in Asia. While these contracts are stated in U.S. dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the U.S. dollar and the local currencies of these contracted manufacturers. Due to the number of currencies involved, we cannot quantify the potential impact that future currency fluctuations may have on our results of operations in future periods.

The financial statements of our foreign subsidiaries that are denominated in functional currencies other than the U.S. dollar are translated into U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates for revenues and expenses. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss).

Our foreign subsidiaries typically record sales denominated in currencies other than the U.S. dollar, which are then translated into U.S. dollars using weighted-average exchange rates. The changes in foreign currency exchange rates used for translation in fiscal 2025 had a $6.7 million unfavorable effect on our consolidated net sales.

Fluctuations in exchange rates between the U.S. dollar and other currencies may affect our results of operations, financial position, and cash flows. Transactions by our foreign subsidiaries may be denominated in a currency other than the entity's functional currency. Foreign currency transaction gains and losses also include the impact of intercompany loans with foreign subsidiaries that are marked to market. In our consolidated statement of operations, these gains and losses are recorded within Other (income) expense, net. Foreign currency transaction gains and losses related to intercompany loans with foreign subsidiaries that are of a long-term nature are accounted for as translation adjustments and are included in Accumulated other comprehensive income (loss).

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our secured asset-based revolving credit facility, which carries variable interest rates. As of January 3, 2026, there were no variable rate borrowings outstanding under the secured asset-based revolving credit facility. As a result, the impact of a hypothetical 100 bps increase in the effective interest rate would not result in a material amount of additional interest expense over a 12-month period.

Other Risks

We enter into various purchase order commitments with our suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Carter's, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Carter's, Inc. and its subsidiaries (the "Company") as of January 3, 2026 and December 28, 2024, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended January 3, 2026, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 3, 2026 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2026 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - U.S. Wholesale

As described in Notes 2 and 3 to the consolidated financial statements, the Company's U.S. wholesale revenue was $1.00 billion for the year ended January 3, 2026. The Company relies on shipping terms to determine when performance obligations are satisfied and recognizes revenue once control passes to the customer. When goods are shipped to wholesale customers "FOB Shipping Point," control of the goods is transferred to the customer at the time of shipment. When goods are shipped to wholesale customers "FOB Destination," control of the goods is transferred to the customer when the goods reach the customer. The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Company may offer sales incentives to wholesale and retail customers, including discounts.

The principal consideration for our determination that performing procedures relating to U.S. wholesale revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's U.S. wholesale revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of U.S. wholesale revenue at the transaction price once control passes to the customer. These procedures also included, among others (i) testing U.S. wholesale revenue transactions by evaluating the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) testing, on a sample basis, sales incentive transactions by obtaining and inspecting source documents, including support for the nature of the incentive, amount, and agreement with the customer; and (iii) testing, on a sample basis, outstanding customer invoice balances as of January 3, 2026 by obtaining and inspecting source documents, such as invoices, proof of shipment or delivery, and subsequent payment receipts.

Interim and Annual Indefinite-Lived Intangible Asset Impairment Assessments - OshKosh Tradename

As described in Note 6 to the consolidated financial statements, the Company's consolidated indefinite-lived tradename balance was $266.2 million as of January 3, 2026, of which $40.0 million related to the *OshKosh* tradename. The carrying values of indefinite-lived tradename assets are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may also be triggered by any significant events or changes in circumstances affecting the business. As disclosed by management, the process of estimating the fair value of a tradename incorporates the relief-from-royalty valuation method, which requires management to make assumptions and to apply judgment, including forecasting revenue growth and profitability and selecting the appropriate terminal growth rate, discount rate, and royalty rate. If a tradename is considered impaired, management recognizes a loss equal to the difference between the carrying amount and the estimated fair value of the tradename. During the second and third quarters of fiscal 2025, management identified triggering events related to the *OshKosh* tradename. As a result, management performed an interim quantitative impairment test on the value of its *OshKosh* tradename in both the second and third quarters of fiscal 2025. In the fourth quarter of fiscal 2025, management performed an annual quantitative impairment test on the value of its *OshKosh* tradename as of January 3, 2026. Based upon the interim and annual assessments, there were no impairments on the value of the *OshKosh* tradename.

The principal considerations for our determination that performing procedures relating to the interim and annual indefinite-lived intangible asset impairment assessments of the *OshKosh* tradename is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the *OshKosh* tradename; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth, discount rate, and royalty rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to

management's interim and annual indefinite-lived tradename impairment assessment, including controls over the valuation of the *OshKosh* tradename. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the *OshKosh* tradename; (ii) evaluating the appropriateness of the relief-from-royalty valuation method used by management; (iii) testing the completeness and accuracy of underlying data used in the relief-from-royalty valuation method; and (iv) evaluating the reasonableness of significant assumptions used by management related to revenue growth, discount rate, and royalty rate. Evaluating management's assumption related to revenue growth involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the *OshKosh* brand; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the relief-from-royalty valuation method and (ii) the reasonableness of the discount rate and royalty rate assumptions.

Interim and Annual Goodwill Impairment Assessments – U.S. Retail and Canada Reporting Units

As described in Notes 2 and 6 to the consolidated financial statements, the Company's consolidated goodwill balance was $209.0 million as of January 3, 2026, and as disclosed by management, the goodwill allocated to the US Retail reporting unit was $83.9 million and the goodwill allocated to the Canada reporting unit was $38.6 million. The carrying value of goodwill assets are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may be triggered by any significant events or changes in circumstances affecting the business. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill. Fair value is estimated using a 50% weighting of the "income approach" (discounted cash flow method) and a 50% weighting of the "market approach" (guideline public companies method). Key assumptions used in these approaches include projected revenue growth and profitability, terminal growth rates, discount rates, market multiples and applicable control premiums. During the second and third quarters of fiscal 2025, management identified triggering events. As a result, the management performed an interim quantitative impairment test on the goodwill ascribed to each of the Company's reporting units in both the second and third quarters of fiscal 2025. In the fourth quarter of fiscal 2025, management performed an annual quantitative impairment test on the goodwill ascribed to each of the Company's reporting units as of January 3, 2026. Based upon the interim and annual assessments, there were no impairments on the value of goodwill of the US Retail and Canada reporting units.

The principal considerations for our determination that performing procedures relating to the interim and annual goodwill impairment assessments of the US Retail and Canada reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the US Retail and Canada reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) for the second quarter interim impairment assessment: revenue growth, profitability, and discount rate used in the discounted cash flow method for the US Retail reporting unit; revenue growth and discount rate used in the discounted cash flow method for the Canada reporting unit; and market multiples used in the guideline public companies method for the Canada reporting unit, (b) for the third quarter interim impairment assessment: revenue growth, profitability, terminal growth rate, and discount rate used in the discounted cash flow method for the US Retail reporting unit; revenue growth, profitability, and discount rate used in the discounted cash flow method for the Canada reporting unit; and market multiples used in the guideline public companies method for the US Retail and Canada report units, and (c) for the fourth quarter annual impairment assessment: profitability used in the discounted cash flow method for the US Retail reporting unit; revenue growth, profitability, and discount rate used in the discounted cash flow method for the Canada reporting unit; and market multiples used in the guideline public companies method for the Canada report unit; collectively referred to as the significant assumptions and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the US Retail and Canada reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the US Retail and Canada reporting units; (ii) evaluating the appropriateness of the discounted cash flow and guideline public companies methods; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow and guideline public companies method; and (iv) evaluating the reasonableness of significant assumptions described above used by management related to revenue growth, profitability, terminal growth rate, discount rate, and market multiples, as applicable. Evaluating management's assumptions related to revenue growth and profitability involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the US Retail and Canada reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in

evaluating (i) the appropriateness of the discounted cash flow and guideline public companies methods and (ii) the reasonableness of the terminal growth rate, discount rate, and market multiples assumptions.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
February 27, 2026

We have served as the Company's auditor since at least 1968. We have not been able to determine the specific year we began serving as auditor of the Company.

CARTER'S, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except for share data)

		January 3, 2026		December 28, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	487,075	$	412,926
Accounts receivable, net of allowance for credit losses of $7,587 and $5,663, respectively		178,566		194,834
Finished goods inventories		544,624		502,332
Prepaid expenses and other current assets		60,508		32,580
Total current assets		1,270,773		1,142,672
Property, plant, and equipment, net		186,307		180,956
Operating lease assets		591,806		577,133
Tradenames, net		268,659		268,008
Goodwill		208,994		206,875
Customer relationships, net		20,128		23,543
Other assets		18,803		33,980
Total assets	$	2,565,470	$	2,433,167
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	235,700	$	248,200
Current operating lease liabilities		136,488		130,564
Other current liabilities		133,809		130,052
Total current liabilities		505,997		508,816
Long-term debt, net		567,173		498,127
Deferred income taxes		39,380		38,210
Long-term operating lease liabilities		508,461		501,503
Other long-term liabilities		19,411		31,949
Total liabilities	$	1,640,422	$	1,578,605
Commitments and contingencies - Note 21				
Shareholders' equity:				
Preferred stock; par value $0.01 per share; 100,000 shares authorized; none issued or outstanding	$	—	$	—
Common stock, voting; par value $0.01 per share; 150,000,000 shares authorized; 36,425,877 and 36,041,995 shares issued and outstanding, respectively		364		360
Additional paid-in capital		19,584		3,856
Accumulated other comprehensive loss		(24,361)		(43,678)
Retained earnings		929,461		894,024
Total shareholders' equity		925,048		854,562
Total liabilities and shareholders' equity	$	2,565,470	$	2,433,167

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Fiscal year ended					
	January 3, 2026 (53 weeks)		December 28, 2024 (52 weeks)		December 30, 2023 (52 weeks)	
Net sales	$	2,898,426	$	2,844,102	$	2,945,594
Cost of goods sold		1,583,790		1,478,936		1,549,659
Gross profit		1,314,636		1,365,166		1,395,935
Royalty income, net		18,102		19,251		21,410
Selling, general, and administrative expenses		1,188,805		1,099,689		1,093,940
Intangible asset impairment		—		30,000		—
Operating income		143,933		254,728		323,405
Interest expense		34,227		31,331		33,973
Interest income		(13,474)		(11,039)		(4,776)
Other (income) expense, net[*]		(1,086)		2,678		(8,034)
Pension plan settlement[*]		8,777		949		—
Loss on extinguishment of debt		1,655		—		—
Income before income taxes		113,834		230,809		302,242
Income tax provision		22,038		45,300		69,742
Net income	$	91,796	$	185,509	$	232,500
Basic net income per common share	$	2.53	$	5.12	$	6.24
Diluted net income per common share	$	2.53	$	5.12	$	6.24
Dividend declared and paid per common share	$	1.55	$	3.20	$	3.00

(*) Pension plan settlement charges for the fiscal year ended December 28, 2024, have been reclassified to the Pension plan settlement line item. These charges were previously included in Other (income) expense, net.

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Fiscal year ended		
	January 3, 2026 (53 weeks)	**December 28, 2024 (52 weeks)**	**December 30, 2023 (52 weeks)**
Net income	$ 91,796	$ 185,509	$ 232,500
Other comprehensive income:			
Pension settlement charge, net of tax of $(1,279) and $(224) for fiscal years 2025 and 2024	4,117	725	—
Unrealized gain on OshKosh defined benefit plan, net of tax of $(281), $(396), and $(50) for fiscal years 2025, 2024, and 2023, respectively	905	1,275	160
Unrealized gain (loss) on Carter's post-retirement benefit obligation, net of tax of $–, $80, and $100 for fiscal years 2025, 2024, and 2023, respectively	1	(274)	(330)
Foreign currency translation adjustments	14,294	(21,489)	10,593
Total other comprehensive income (loss)	19,317	(19,763)	10,423
Comprehensive income	$ 111,113	$ 165,746	$ 242,923

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Fiscal year ended		
	January 3, 2026 (53 weeks)	December 28, 2024 (52 weeks)	December 30, 2023 (52 weeks)
Cash flows from operating activities:			
Net income	$ 91,796	$ 185,509	$ 232,500
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of property, plant, and equipment	51,544	54,233	60,407
Amortization of intangible assets	3,719	3,693	3,732
Provisions for (recoveries of) excess and obsolete inventory, net	401	(348)	(10,439)
Intangible asset impairment	—	30,000	—
Gain on partial termination of corporate lease	—	—	(4,366)
Loss on disposal of property, plant and equipment	189	865	3,078
Amortization of debt issuance costs	1,712	1,630	1,586
Stock-based compensation expense	20,248	17,841	19,463
Unrealized foreign currency exchange (gain) loss, net	(457)	380	(207)
Provisions for doubtful accounts receivable from customers	2,417	1,086	471
Loss on extinguishment of debt	1,655	—	—
Unrealized gain on investments	(2,229)	(2,214)	(2,237)
Pension plan settlement	8,777	949	—
Deferred income tax benefit	(162)	(6,422)	(600)
Effect of changes in operating assets and liabilities:			
Accounts receivable	15,169	(13,743)	15,453
Finished goods inventories	(37,101)	26,131	222,920
Prepaid expenses and other assets	(8,098)	(2,962)	4,317
Accounts payable and other liabilities	(27,246)	2,159	(16,946)
Net cash provided by operating activities	$ 122,334	$ 298,787	$ 529,132
Cash flows from investing activities:			
Capital expenditures	$ (53,704)	$ (56,165)	$ (59,860)
Net cash used in investing activities	$ (53,704)	$ (56,165)	$ (59,860)
Cash flows from financing activities:			
Proceeds from senior notes due 2031	$ 575,000	$ —	$ —
Payment of senior notes due 2027	(500,000)	—	—
Payments of debt issuance costs	(11,711)	—	—
Borrowings under secured revolving credit facility	—	—	70,000
Payments on secured revolving credit facility	—	—	(190,000)
Repurchases of common stock	—	(50,526)	(100,034)
Dividends paid	(56,359)	(116,178)	(112,005)
Withholdings from vesting of restricted stock	(4,516)	(7,579)	(5,024)
Proceeds from exercise of stock options	—	367	4,418
Other	(370)	(900)	—
Net cash provided by (used in) financing activities	$ 2,044	$ (174,816)	$ (332,645)
Net effect of exchange rate changes on cash and cash equivalents	3,475	(6,093)	2,838
Net increase in cash and cash equivalents	$ 74,149	$ 61,713	$ 139,465
Cash and cash equivalents, beginning of fiscal year	412,926	351,213	211,748
Cash and cash equivalents, end of fiscal year	$ 487,075	$ 412,926	$ 351,213

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

	Common stock - shares	Common stock - $	Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings	Total shareholders' equity
Balance at December 31, 2022	37,692,132	$ 377	$ —	$ (34,338)	$ 830,370	$ 796,409
Exercise of stock options	64,700	1	4,417	—	—	4,418
Withholdings from vesting of restricted stock	(64,952)	(1)	(4,652)	—	(371)	(5,024)
Restricted stock activity	305,610	3	(3)	—	—	—
Stock-based compensation expense	—	—	19,463	—	—	19,463
Repurchases of common stock	(1,446,269)	(14)	(18,325)	—	(81,695)	(100,034)
Cash dividends declared and paid of $3.00 per common share	—	—	—	—	(112,005)	(112,005)
Comprehensive income	—	—	—	10,423	232,500	242,923
Other	—	—	(900)	—	—	(900)
Balance at December 30, 2023	36,551,221	$ 366	$ —	$ (23,915)	$ 868,799	$ 845,250
Exercise of stock options	4,408	—	367	—	—	367
Withholdings from vesting of restricted stock	(94,143)	(1)	(5,735)	—	(1,843)	(7,579)
Restricted stock activity	316,932	3	(3)	—	—	—
Stock-based compensation expense	—	—	17,841	—	—	17,841
Repurchases of common stock	(736,423)	(8)	(8,255)	—	(42,263)	(50,526)
Cash dividends declared and paid of $3.20 per common share	—	—	—	—	(116,178)	(116,178)
Comprehensive income	—	—	—	(19,763)	185,509	165,746
Other	—	—	(359)	—	—	(359)
Balance at December 28, 2024	36,041,995	$ 360	$ 3,856	$ (43,678)	$ 894,024	$ 854,562
Withholdings from vesting of restricted stock	(103,831)	(1)	(4,515)	—	—	(4,516)
Restricted stock activity	487,713	5	(5)	—	—	—
Stock-based compensation expense	—	—	20,248	—	—	20,248
Repurchases of common stock	—	—	—	—	—	—
Cash dividends declared and paid of $1.55 per common share	—	—	—	—	(56,359)	(56,359)
Comprehensive income	—	—	—	19,317	91,796	111,113
Other	—	—	—	—	—	—
Balance at January 3, 2026	36,425,877	$ 364	$ 19,584	$ (24,361)	$ 929,461	$ 925,048

See accompanying notes to the consolidated financial statements.

CARTER'S, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY

Carter's, Inc. and its wholly owned subsidiaries (collectively, the "Company") design, source, and market branded childrenswear under the *Carter's, OshKosh B'gosh (or "OshKosh"), Skip Hop, Child of Mine, Just One You, Simple Joys, Little Planet, Otter Avenue,* and other brands. The Company's products are sourced through contractual arrangements with manufacturers worldwide for sale in the Company's retail stores, eCommerce sites, and mobile app, which offer the Company's brand name merchandise and other licensed products manufactured by other companies. The Company also distributes its products to wholesale customers, which include leading department stores, national chains, and specialty retailers domestically and internationally.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Carter's, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the Saturday in December or January nearest December 31. Every five or six years, our fiscal year includes an additional 53rd week of results. Fiscal 2025 ended on January 3, 2026, and contained 53 calendar weeks. Fiscal 2024 ended on December 28, 2024, and fiscal 2023 ended on December 30, 2023, both contained 52 calendar weeks.

Certain expenses increased in relationship to the additional net sales from the 53rd week, while other expenses, such as fixed costs and expenses incurred on a calendar-month basis, did not increase. The consolidated gross margin for the additional net sales from the 53rd week is comparable to the consolidated gross margin for fiscal 2025.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

Translation Adjustments

The functional currency of substantially all of the Company's foreign operations is the local currency of each respective country. Assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. Resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) within the accompanying consolidated balance sheets.

Transaction Adjustments

The Company also recognizes gains and losses on transactions that are denominated in a currency other than the respective entity's functional currency. Foreign currency transaction gains and losses include those arising from intercompany loans with foreign subsidiaries. Foreign currency transaction gains and losses are recognized in earnings, as a separate component of Other expense (income), net, within the consolidated statements of operations. Foreign currency transaction gains and losses related to intercompany loans with foreign subsidiaries that are considered of a long-term investment nature are accounted for as translation adjustments and are included in Accumulated other comprehensive income (loss) within the accompanying consolidated balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of deposit accounts and cash management funds invested in U.S. government instruments. These investments are stated at cost, which approximates fair value. Cash equivalents also include amounts due

from third-party financial institutions for credit and debit card transactions; these amounts typically settle in less than five days. Money market funds held in a Rabbi Trust that are being used as investments to satisfy the Company's obligations under its deferred compensation plans are treated as investments and recorded in Prepaid expenses and other current assets or Other assets on the accompanying consolidated balance sheets based on the expected timing of settlement of the related obligations. See Note 14, *Fair Value Measurements*, for additional information on the Rabbi Trust investments.

Concentration of Cash Deposits Risk

As of January 3, 2026, the Company had $487.1 million of cash and cash equivalents in major financial institutions, including $75.8 million in financial institutions located outside of the U.S. The Company maintains cash deposits with major financial institutions that exceed the insurance coverage limits provided by the Federal Deposit Insurance Corporation in the U.S. and by similar insurers for deposits located outside the U.S. To mitigate this risk, the Company utilizes a policy of allocating cash deposits among major financial institutions that have been evaluated by the Company and third-party rating agencies as having acceptable risk profiles.

Accounts Receivable

Concentration of Credit Risk

In fiscal 2025, our two largest wholesale customers accounted for 11.0% and 10.3%, respectively, of the Company's consolidated net sales. No other customer accounted for 10% or more of the Company's consolidated net sales in fiscal 2025. In fiscal 2024, our two largest wholesale customer accounted for 10.9% and 10.1%, respectively, of the Company's consolidated net sales, and no other customer accounted for 10% or more of the Company's consolidated net sales. In fiscal 2023, our largest wholesale customer accounted for 10.4% of the Company's consolidated net sales, and no other customer accounted for 10% or more of the Company's consolidated net sales.

At January 3, 2026, three wholesale customers each had individual receivable balances in excess of 10% of gross accounts receivable. In aggregate, these wholesale customers accounted for approximately 57% of total gross trade receivables outstanding. At December 28, 2024, three wholesale customers each had individual receivable balances in excess of 10% of gross accounts receivable, and collectively represented approximately 64% of total gross trade receivables outstanding.

Valuation Accounts for Wholesale Accounts Receivable

Accounts Receivable Reserves

The Company's accounts receivable reserves for wholesale customers include an allowance for expected credit losses and an allowance for chargebacks. The allowance for expected credit losses represents the current estimate of lifetime expected credit losses on outstanding accounts receivables and reflects an ongoing evaluation of collectability, customer creditworthiness, historical credit losses, and future expectations. Past due balances over 90 days are reviewed individually for collectability and all other balances are monitored regularly by the Company's credit and collections department. Account balances are written off against the allowance when it is probable that the receivable will not be recovered.

The allowance for chargebacks is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. Provisions for the allowance for expected credit losses are reflected in Selling, general, and administrative ("SG&A") expenses on the consolidated statement of operations and provisions for chargebacks are reflected as a reduction in Net sales on the consolidated statement of operations.

Sales Returns Reserves

Except in very limited instances, the Company does not allow its wholesale customers to return goods to the Company.

Inventories

Inventories, which consist primarily of finished goods, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out basis method for wholesale inventory and the average cost method for retail inventory. Inventory cost includes amounts incurred to bring inventory to its present condition, including inbound freight, duties, and other related costs.

The Company evaluates inventory for excess, obsolete, and damaged products and establishes reserves to reduce such inventory to its estimated net realizable value. These reserves are based on factors such as historical recovery rates, aging, forecasted demand, current market conditions, and the Company's future merchandising and sales plans.

Rebates, discounts, and other consideration received from vendors that relate to inventory purchases are reflected as reductions in the cost of the related inventory and reflected in cost of sales when the inventory is sold.

Leases

The Company has operating leases for retail stores, distribution centers, corporate offices, data centers, and certain equipment.

Financial Presentation

The Company determines if an arrangement is a lease at its inception. Operating leases are included in Operating lease assets, Current operating lease liabilities, and Long-term operating lease liabilities in our consolidated balance sheets. The Company's finance leases are not material.

Right of use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The operating lease ROU asset includes initial direct costs and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Certain of our lease agreements include variable rental payments based on a percentage of retail sales over contractual levels and others include variable rental payments adjusted periodically for inflation. Variable rental payments are not included in the measurement of the lease liability and are recognized as expense when incurred. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Policy Elections

Portfolio approach - In general, the Company accounts for the underlying leased asset and applies a discount rate at the lease level. However, there are certain non-real estate leases for which the Company utilizes the portfolio method by aggregating similar leased assets based on the underlying lease term.

Non-lease component - The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient which permits entities to account for lease and non-lease components as a single component for all asset classes.

Short-term lease - Leases with an initial term of 12 months or less are not recorded on the balance sheets. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Discount rate - As the rate implicit in the majority of the Company's leases is not readily determinable, the Company uses the incremental borrowing rate based on the information available at commencement date, including the lease term and currency, in determining the present value of lease payments.

Renewal options - The Company evaluates renewal options on a lease-by-lease basis. Renewal options are generally excluded from the underlying lease term and the measurement of the ROU asset and lease liability unless the Company concludes that it is reasonably certain to exercise the option.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost, less accumulated depreciation and amortization. When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets and the related accumulated depreciation or amortization and any resulting gain or loss is recognized in income. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and improvements, 15 to 26 years; retail store fixtures, equipment, and computers, 3 to 10 years. Leasehold improvements and any assets under finance leases are amortized over the shorter of the asset's useful life or the related lease term. Depreciation and amortization expense related to property, plant, and equipment was $51.5 million, $54.2 million, and $60.4 million for fiscal years 2025, 2024, and 2023, respectively.

Internal-Use Software

The Company purchases software licenses from external vendors and also develops software internally using Company employees and consultants. Software license costs, as well as costs incurred during the application development stage for internally-developed software, are capitalized within Property, plant, and equipment, net on the consolidated balance sheets. All other costs, including costs incurred during the preliminary project stage and the post-implementation (operation) stage, are expensed as incurred. Capitalized software is amortized on the straight-line method over its estimated useful lives, generally ranging from 3 to 10 years.

Cloud Computing Arrangements - Implementation Costs

Cloud-based computing arrangements that do not convey a license to the underlying software are accounted for as service contracts. Implementation costs incurred during the application development stage of a cloud computing arrangement are capitalized and recorded on the consolidated balance sheets, with the current portion included in Prepaid expenses and other current assets and the non-current portion included in Other assets. All other costs, including costs incurred during the preliminary project stage and the post-implementation (operation) stage, are expensed as incurred. Capitalized implementation costs are amortized over the term of the hosting arrangement, and the related amortization expense is presented in the same line item within the consolidated statements of operations as the expense for the associated service fees.

The Company capitalized $11.2 million and $1.5 million of implementation costs related to cloud computing arrangements in fiscal 2025 and fiscal 2024, respectively. Amortization expense related to these arrangements was $3.4 million, $2.2 million, and $2.9 million in fiscal years 2025, 2024, and 2023, respectively. As of January 3, 2026 and December 28, 2024, capitalized cloud computing implementation costs of $12.2 million and $4.4 million, respectively, were recorded on the consolidated balance sheets within Prepaid expenses and other current assets and Other assets.

Goodwill and Other Indefinite-Lived Intangible Assets

Annual Impairment Reviews

The carrying values of the Company's goodwill and indefinite-lived tradename assets are subject to annual impairment reviews, which are performed as of the last day of each fiscal year. Additionally, a review for potential impairment is performed whenever significant events or changes in circumstances indicate that it is more likely than not that the carrying value of the assets might be impaired. These impairment reviews are performed in accordance with ASC 350, "*Intangibles--Goodwill and Other*" ("ASC 350"). Significant assumptions used in the Company's impairment analyses include projected revenue growth and profitability, terminal growth rates, discount rates, market multiples, control premiums, and, for tradenames, royalty rates. Discount rates reflect market-participant estimates of the cost of capital and prevailing interest rates at the measurement date.

Goodwill

The Company performs impairment tests of its goodwill at the reporting unit level. The Company may perform either a qualitative or quantitative assessment.

Under a qualitative assessment, the Company determines if it is "more likely than not" that the fair value of the reporting unit is less than its carrying value. Qualitative factors may include but are not limited to: macroeconomic conditions, industry and market considerations, cost factors that may have a negative effect on earnings, overall financial performance, and other relevant entity-specific events. If the qualitative assessment indicates that it is "more likely than not" that a reporting unit's fair value is less than its carrying value, or if the Company elects to bypass the qualitative assessment, the Company performs a quantitative impairment test. If the qualitative assessment does not indicate that it is "more likely than not" that a reporting unit's fair value is less than its carrying value, then no further testing is required.

Under a quantitative assessment for goodwill, the Company compares the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated using a 50% weighting of the "income approach" (discounted cash flow method) and a 50% weighting of the "market approach" (guideline public company method). Key assumptions used in these approaches include projected revenue growth and profitability, terminal growth rates, discount rates, market multiples and applicable control premiums. Discount rates are dependent upon interest rates and the cost of capital at a point in time. These assumptions are consistent with those of hypothetical marketplace participants. An impairment is recorded for any excess carrying value above the fair value of the reporting unit, not to exceed the carrying value of goodwill.

Indefinite-Lived Intangible Assets

For indefinite-lived tradenames, the Company may utilize a qualitative assessment, as described above, to determine whether the fair value of an indefinite-lived asset is less than its carrying value. If a quantitative assessment is necessary, the Company determines fair value using the relief-from-royalty valuation method, which examines the hypothetical cost savings that accrue as a result of not having to license the tradename from another owner. The relief-from-royalty valuation method involves two steps: (1) estimation of reasonable royalty rates for the tradename assets and (2) the application of these royalty rates to a forecasted net revenue stream and discounting the resulting cash flows to determine a fair value. If the carrying amount exceeds the fair value of the tradename, an impairment charge is recognized in the amount of the excess.

Impairment of Other Long-Lived Assets

The Company reviews other long-lived assets, including ROU lease assets, property, plant, and equipment, definite-lived tradename assets, and customer relationship assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. To determine whether an asset is recoverable, the Company compares the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the undiscounted cash flows are less than the carrying amount, the asset is written down to its fair value.

The process of estimating fair value requires judgment and the use of assumptions, including projected revenue growth and profitability, market participant assumptions such as estimated market rents, and selection of the appropriate discount rate. Long-lived assets that are classified as held for sale are measured at the lower of their carrying amount or fair value, less costs to sell.

Deferred Debt Issuance Costs

Debt issuance costs associated with the Company's secured revolving credit facility and senior notes are deferred and amortized to interest expense over the term of the related debt using the effective interest method. Debt issuance costs associated with Company's senior notes are presented on the Company's consolidated balance sheet as a direct reduction of the carrying value of the associated debt liability. Fees paid to lenders to obtain the secured revolving credit facility are recorded within Other assets on the Company's consolidated balance sheets and classified as current or non-current based on the expiration date of the credit facility.

Fair Value Measurements

The fair value framework under ASC 820, "*Fair Value Measurement*" requires the Company to categorize certain assets and liabilities measured at fair value into three levels, based upon the assumptions used to price those assets or liabilities. The three levels are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities or inputs corroborated by observable market data.

Level 3: Unobservable inputs that reflect the assumptions that market participants would use when pricing the asset or liability.

The Company measures its pension assets, deferred compensation plan investment assets, and any unsettled foreign currency forward contracts at fair value. The Company's cash and cash equivalents, accounts receivable, and accounts payable are short-term in nature. As such, their carrying value approximates fair value.

The carrying amounts of the Company's outstanding borrowings are not remeasured at fair value at the end of each reporting period. Instead, the fair values of the Company's outstanding borrowings are disclosed in Note 14, *Fair Value Measurements*, to the consolidated financial statements. If the Company were required to remeasure its outstanding borrowings at fair value, such amounts would be disclosed as a Level 2 liabilities in the fair value hierarchy.

Revenue Recognition

In accordance with ASC 606, "*Revenue from Contracts with Customers*", the Company uses the five-step model to recognize revenue:

1) Identify the contract with the customer;

2) Identify the performance obligation(s);

3) Determine the transaction price;

4) Allocate the transaction price to each performance obligation if multiple obligations exist; and

5) Recognize revenue when (or as) the performance obligations are satisfied.

Performance Obligations

The Company identifies each distinct performance obligation to transfer goods (or bundle of goods). Revenue transactions associated with the sale of products to customers through wholesale and international channels and to retail customers that are not members of the *Carter's Rewards* loyalty program comprise a single performance obligation. Revenue transactions

associated with the sale of products to retail customers that are members of the *Carter's Rewards* loyalty program comprise two performance obligations: the transfer of control of the goods to the customer and the option for members to earn loyalty points that accumulate towards earning reward certificates. Other than inbound and outbound freight and shipping arrangements, the Company does not use third parties to satisfy its performance obligations in revenue arrangements with customers.

When Performance Obligations Are Satisfied

Wholesale Revenues - The Company has a single performance obligation in its wholesale arrangements, including replenishment orders. The Company typically satisfies its performance obligation when it transfers control of the goods to the customer upon shipment. However, in certain arrangements where the Company retains the risk of loss during shipment, satisfaction of the performance obligation occurs when the goods reach the customer. To ensure proper timing of revenue recognition, the Company defers the recognition of revenue for shipments that originated at the end of the reporting period in which the Company retains the risk of loss during shipment.

Retail Revenues - For transactions in stores, the Company satisfies its performance obligation at point of sale when the customer takes possession of the goods and tenders payment. For purchases made through the Company's eCommerce channel, revenue is recognized when the goods are physically delivered to the customer or picked up in store. To ensure proper timing of revenue recognition, the Company defers the recognition of revenue for eCommerce channel shipments that originated at the end of the reporting period.

Loyalty Program - U.S. retail customers can earn loyalty points that accumulate towards earning reward certificates that are redeemable for a specified amount off future purchases. Loyalty points expire six months from the day they were earned, and reward certificates expire 45 days after issuance. Points and reward certificates earned by retail customers under *Carter's Rewards*, the Company's loyalty program, represent a separate performance obligation. For transactions where a customer earns loyalty points, the Company allocates revenue between the goods sold and the loyalty points expected to be earned towards a reward certificate based upon the relative standalone selling price. The revenue that is deferred is recorded within Other current liabilities on the Company's consolidated balance sheets and then recognized as revenue upon redemption of the reward certificate. Loyalty points and reward certificates not expected to be redeemed are recognized as revenue in proportion to the historical pattern of customer redemptions.

Gift Cards - Customer purchases of gift cards are not recognized as revenue until the gift card is redeemed. The revenue that is deferred is recorded within Other current liabilities on the Company's consolidated balance sheets. Gifts cards do not have an expiration date; however, gift card breakage is recognized as revenue in proportion to the historical pattern of customer redemptions.

Credit Card Revenues - The Company's private label credit card is issued to customers for use exclusively at the Company's U.S. stores and U.S. eCommerce sites. Credit is extended to such customers by a third-party financial institution without recourse to the Company. The Company's performance obligations under the private label credit card agreement include providing program marketing and intellectual property to the third-party financial institution in support of the private label credit card program, as well as operating a loyalty program. The upfront bonus paid to the Company is recognized as revenue on a straight-line basis over the term of the agreement. Usage-based royalties are primarily recognized as revenue in the period of usage, and an amount is recognized on a point-in-time basis as redemptions under the loyalty program occur. Revenue associated with the establishment of new credit accounts is recognized in the period the activity occurred. Revenues related to the Company's private label credit card program are recorded as Net sales on the Company's consolidated statements of operations.

Royalty Revenues - The Company licenses certain trademarks and related intellectual property to domestic and international licensees under agreements that generally provide for sales-based royalties and, in some cases, minimum guaranteed royalty amounts. The Company's single performance obligation in these arrangements is to grant licensees the right to access certain of the Company's trademarks over the term of the contract, and this obligation is satisfied over time. Royalty revenues are recognized as earned based on the greater of: 1) royalties calculated on licensees' reported sales of licensed products and 2) any applicable minimum guaranteed royalty amounts. Royalty revenues are included within Royalty income, net on the Company's consolidated statements of operations.

Significant Payment Terms

Retail customers tender a form of payment, such as cash or a credit/debit card, at point of sale. For wholesale customers and licensees, payment is due based on established terms, which are generally sixty days or less from date of shipment.

Returns and Refunds

The Company establishes return provisions for retail customers in the period the sales occur. Return provisions are calculated based on historical return data and are recorded within Other current liabilities on the Company's consolidated balance sheets. Except in very limited instances, the Company does not allow its wholesale customers to return goods to the Company.

Significant Judgments

Sale of Goods - The Company relies on shipping terms to determine when performance obligations are satisfied and recognizes revenue once control passes to the customer. When goods are shipped to wholesale customers "FOB Shipping Point," control of the goods is transferred to the customer at the time of shipment. When goods are shipped to wholesale customers "FOB Destination," control of the goods is transferred to the customer when the goods reach the customer. For most retail transactions in stores, no significant judgments are involved since revenue is recognized at the point of sale when tender is exchanged and the customer receives the goods. For retail transactions made through the Company's eCommerce channel, revenue is recognized when the goods are physically delivered to the customer. The Company recognizes revenue from omni-channel sales, including buy-online and pick-up in-store, buy-online, ship-to-store, and buy-online, deliver-from-store, when the product has been picked up by the customer at the store or when the product is physically delivered to the customer.

Transaction Price - The transaction price is the amount of consideration the Company expects to receive under the arrangement. The Company is required to estimate variable consideration (if any) and to factor that estimation into the determination of the transaction price. The Company may offer sales incentives to wholesale and retail customers, including discounts. Additionally, the Company recognizes an allowance for chargebacks for wholesale customers that is based on historical experience and includes estimated losses resulting from pricing adjustments, short shipments, handling charges, returns, and freight. For retail transactions, the Company has significant experience with return patterns and relies on this experience to estimate expected returns when determining the transaction price.

Standalone Selling Prices - For arrangements that contain multiple performance obligations, including sales through the *Carter's Rewards* loyalty program, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis.

Costs Incurred to Obtain a Contract - Incremental costs to obtain contracts are not material to the Company.

Policy Elections

In addition to those previously disclosed, the Company has made the following accounting policy elections and practical expedients:

- Portfolio Approach - The Company uses the portfolio approach when multiple contracts or performance obligations are involved in the determination of revenue recognition. This approach is primarily used to estimate the redemption of loyalty points, loyalty point breakage, and gift card breakage.

- Taxes - The Company excludes from the transaction price any taxes collected from customers that are remitted to taxing authorities.

- Shipping and Handling Charges - The Company has elected to account for shipping and handling activities that occur before and after the customer obtains control of the goods as fulfillment costs. Such costs are included in Cost of goods sold when the related revenues are recognized.

- Time Value of Money - The Company's payment terms are less than one year from the transfer of goods. Therefore, the Company does not adjust promised amounts of consideration for the effects of the time value of money.

- Disclosure of Remaining Performance Obligations - The Company does not disclose the aggregate amount of the transaction price allocated to remaining performance obligations for contracts that are one year or less in term.

Cooperative advertising arrangements reimburse customers for marketing activities for certain of our products. The Company records these reimbursements under cooperative advertising arrangements with certain of its major wholesale customers at fair value. Fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. The Company has included the fair value of these arrangements of $0.9 million for fiscal 2024 as a component of SG&A expenses on the Company's consolidated statements of operations, rather than as a reduction of Net sales. There were no amounts for cooperative advertising arrangements recorded as a component of SG&A expenses for fiscal 2025 and fiscal 2023. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of Net sales. For arrangements in which the Company does not receive a distinct good or service, the Company records these reimbursements as a reduction of

net sales. The majority of the Company's digital cooperative advertising arrangements are recorded as a reduction of Net sales as there was no distinct good or service received by the Company.

Costs of Goods Sold and Selling, General and Administrative Expenses

Cost of goods sold includes the cost of products, as well as changes in inventory reserves and expenses related to the merchandising, design, and procurement of product, including inbound freight costs, purchasing and receiving costs, and inspection costs. Costs of goods sold also includes the costs of shipping eCommerce orders directly to end consumers. For omni-channel transactions, Costs of goods sold includes the costs of shipping product to end consumers or to retail stores.

SG&A expenses include retail store occupancy costs, distribution expenses, and substantially all expenses other than interest and income taxes. Distribution expenses included in SG&A primarily consist of payments to third-party shippers and handling costs to process product through the Company's distribution facilities, including eCommerce fulfillment costs, and delivery of product to wholesale customers and to our retail stores. Distribution expenses included in SG&A were $181.9 million, $176.9 million, and $183.4 million for fiscal 2025, 2024, and 2023, respectively.

Gross Profit

Gross profit represents consolidated net sales less cost of goods sold. Gross margin is calculated as gross profit divided by consolidated net sales. The Company's definitions of gross profit and gross margin may differ from those used by other entities and therefore may not be comparable.

Advertising Expenses

Advertising production costs and costs associated with communicating advertising that has been produced are expensed when the advertising event takes place. Other advertising costs for which the timing of expected benefits cannot be determined are expensed as incurred. Advertising expenses were $87.3 million, $84.1 million, and $74.1 million for fiscal years 2025, 2024, and 2023, respectively, and are included in SG&A expenses on the Company's consolidated statements of operations. Deferred advertising costs related to advertisements that have not yet occurred or for advertising services not yet received were $2.9 million and $2.1 million as of January 3, 2026 and December 28, 2024, respectively, and are included in Prepaid expenses and other current assets on the Company's consolidated balance sheets.

Stock-Based Compensation Arrangements

The Company measures all stock-based compensation awards at grant-date fair value and recognizes compensation expense over the requisite service period, net of estimated forfeitures. We estimate forfeitures of restricted stock awards based on historical experience and expected future activity and update these estimates periodically.

During the requisite service period, the Company also recognizes a deferred income tax benefit for the expense recognized for U.S. GAAP. At time of subsequent vesting, exercise, forfeiture, or expiration of an award, the difference between the Company's actual income tax deduction, if any, and the previously accrued income tax benefit is recognized in income tax expense/benefit during the current period.

Stock Options

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which incorporates assumptions such as expected term, expected stock price volatility, risk-free interest rate, and expected dividend yield. The resulting fair value is recognized as compensation expense over the vesting period of the award. There have been no issuances of stock options since 2018, and there are no unrecognized compensation costs remaining related to stock options.

Time-Based Restricted Stock Awards

Time-based restricted stock awards are measured at the quoted closing price of the Company's common stock on grant date. Compensation expense is recognized over the vesting term of the awards, net of estimated forfeitures.

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are measured on the quoted closing price of the Company's common stock on the grant date. Compensation expense is recognized over the vesting term of the awards based on the number of shares that are expected to vest, which is determined by the Company's current estimate of the probability of achieving the specified performance criteria. The Company reassesses the probability of achieving the performance criteria at each reporting period and adjusts the cumulative stock-based compensation expense accordingly.

Market-Based Restricted Stock Awards

The Company has granted market-based restricted stock awards that vest based on either (i) the Company's total shareholder return ("TSR") relative to a defined peer group over a specified performance period, or (ii) the achievement of specified share price hurdles over a defined period.

The grant-date fair value of these awards is estimated using a Monte Carlo simulation model, which incorporates assumptions such as expected volatility of the Company's stock price, risk-free interest rate, and expected dividend yield. For TSR awards, the model also incorporates the expected volatility of the peer group's stock prices and the correlation of returns between the Company and the peer group. The resulting grant-date fair value of the awards is fixed and is not subsequently adjusted for changes in the Company's TSR, share price performance, or the likelihood of achieving the market condition. Stock-based compensation expense is recognized over the requisite service period, net of estimated forfeitures, regardless of whether the market condition is ultimately achieved.

Stock Awards

The fair value of stock granted to non-management members of the Board of Directors (the "Board") is measured based at the quoted closing price of the Company's common stock on the grant date. Because there are no vesting conditions, the associated stock-based compensation expense is recognized in full on the grant date.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. The provision for income taxes includes current and deferred income tax expense. Current income taxes represent the amount of income taxes expected to be payable or receivable for the current year, determined by applying the provisions of enacted tax laws to taxable income for that year.

Deferred income taxes are recognized under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book basis and the tax basis of assets and liabilities and are measured using enacted tax rates. Deferred tax assets and liabilities are classified as non-current in the consolidated balance sheets. Deferred tax assets are included within Other assets in the consolidated balance sheets. Valuation allowances are established when it is "more likely than not" that a deferred tax asset will not be recovered. The provision for income taxes reflects the current tax expense or benefit, the net change during the year in deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authority, based on the technical merits of the position. Tax positions that do not meet the more-likely-than-not threshold are recorded as unrecognized tax benefits. Where applicable, associated interest and penalties are also recorded. Interest related to uncertain tax positions is recognized in Interest expense, and penalties, if any, are recognized within the provision for income taxes in the consolidated statements of operations. Unrecognized tax benefits, including related interest and penalties, are included in Other long-term liabilities on the Company's consolidated balance sheets.

Supplemental Cash Flow Information

Interest paid in cash was $35.3 million, $29.5 million, and $32.3 million for fiscal years 2025, 2024, and 2023, respectively. Income taxes paid in cash was $37.6 million, $51.3 million, and $76.5 million for fiscal years 2025, 2024, and 2023, respectively.

Additions to property, plant and equipment of $2.8 million, $3.4 million, and $1.6 million were excluded from capital expenditures in the Company's consolidated statements of cash flows for fiscal years 2025, 2024, and 2023, respectively, because these amounts were accrued and unpaid at the end of each respective fiscal year.

Earnings Per Share

The Company calculates basic and diluted net income per common share under the two-class method for unvested share-based payment awards that contain participating rights to dividends or dividend equivalents (whether paid or unpaid).

Basic net income per common share is calculated by dividing net income attributable to common shareholders for the period by the weighted-average number of common shares outstanding for the period. Diluted net income per common share reflects the effect of dilutive instruments (primarily stock options) and is calculated by adjusting net income attributable to common shareholders and the related weighted-average shares outstanding for the assumed issuance of such instruments, when their

effect is dilutive. Potential common shares that are antidilutive are excluded from the computation of diluted net income per common share.

Open Market Repurchases of Common Stock

Shares of the Company's common stock repurchased by the Company through open market transactions are retired. Through the end of fiscal 2025, all such open market repurchases have been at prices that exceeded the par value of the repurchased common stock, and the amounts of the purchase prices that exceeded par value were charged to additional paid-in capital or to retained earnings if the balance in additional paid-in capital was not sufficient.

The Inflation Reduction Act of 2022 imposed a nondeductible 1% excise tax on the net value of certain share repurchases made after December 31, 2022. The Company reflects the applicable excise tax as part of the cost of the shares repurchased and records the amount as a reduction of additional paid-in capital in the consolidated balance sheets. The corresponding excise tax liability is recorded within Other current liabilities in the consolidated balance sheets.

Employee Benefit Plans

The Company sponsors unfunded post-retirement life and medical plans for certain employees. Additionally, the Company sponsored the OshKosh B'Gosh defined benefit pension plan, for which the Company substantially settled all benefit obligations during fiscal 2025 (see Note 17, *Employee Benefit Plans*). The obligations and related periodic costs of these plans are determined using actuarial valuations that require the use of various assumptions, including discount rates, expected long-term rates of return on plan assets, and, where applicable, demographic assumptions such as mortality rates.

The overfunded or underfunded status of each defined benefit plan is recognized as an asset or liability in the consolidated balance sheets. Changes in the funded status that arise from actuarial gains and losses and prior service costs or credits are recognized in Accumulated other comprehensive income (loss), net of income taxes. Deferred gains and losses that exceed 10% of the greater of the plan's projected benefit obligation or the market value of plan assets are amortized to net periodic benefit cost over the average remaining life of inactive plan participants.

Net periodic benefit cost for the defined benefit plans includes service cost, interest cost, expected return on plan assets, amortization of prior service cost or credit, amortization of actuarial gains and losses, and, when applicable, the effects of plan amendments and settlements. Service cost is recognized in the same line item in the consolidated statements of operations as other employee compensation. All other components of net periodic benefit cost are presented in Other (income) expense, net in the consolidated statements of operations.

The Company applies the measurement date practical expedient permitted by ASU 2015-04, *Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets*, and uses December 31 of each year, rather than the last day of its fiscal year, as the measurement date for its defined benefit plans.

Severance Costs and Facility Closure

The Company records severance costs when the appropriate notifications have been made to affected employees or when the plan of termination has been approved, if the one-time benefits are contractually required and no longer conditional on future service. When employees are required to work for a period before termination, severance costs are recognized over the required service period.

In connection with facility closures, the Company evaluates related long-lived assets for impairment and may revise the estimated useful lives of fixed assets to reflect the planned cessation of use, which can result in accelerated depreciation expense. For leased facilities, early lease terminations, including contractual termination options and negotiated terminations, generally result in remeasurement of the lease liability and right-of-use asset, with any resulting gain or loss recognized in earnings. Other facility closure costs are expensed as incurred.

Seasonality

The Company experiences seasonal fluctuations in its sales and profitability due to the timing of certain holidays and key retail shopping periods, which typically result in lower sales and gross profit during the first half of its fiscal year. Accordingly, the Company's results of operations for the first half of the year may not be indicative of the results for the full fiscal year.

Recent Accounting Pronouncements

Adopted in Fiscal 2025

Income Taxes - Improvements to Income Tax Disclosures (ASU 2023-09)

In December 2023, the FASB issued *ASU No. 2023-09, Income Taxes - Improvements to Income Tax Disclosures.* This new guidance requires consistent categories and greater disaggregation of information in the rate reconciliation and greater disaggregation of income taxes paid by jurisdiction. ASU 2023-09 was effective for fiscal years beginning after December 15, 2024. The amendments are required to be applied on a prospective basis; however retrospective application is permitted. The Company adopted ASU 2023-09 in fiscal 2025 and applied it prospectively. The effect of the adoption of ASU 2023-09 was not material to the Company's consolidated financial statements. Refer to Note 15, *Income Taxes*.

To Be Adopted After Fiscal 2025

Disaggregation of Income Statement Expenses (ASU 2024-03)

In November 2024, the FASB issued *ASU No. 2024-03, Disaggregation of Income Statement Expenses*. This new guidance is intended to increase transparency and comparability of financial statements by requiring disclosure of significant expense components for certain expenses on the face of the consolidated statement of operations. The ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company expects to adopt the ASU in the fourth quarter of fiscal 2027 using a prospective transition method. The Company is currently evaluating the impact that this standard will have on its consolidated financial statements but does not expect the effect of the adoption of ASU 2024-03 to be material.

Internal-Use Software (ASU 2025-06)

In September 2025, the FASB issued *ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software*. The ASU modernizes the accounting for internal-use software by removing the existing "software development stages" model and instead requiring capitalization of internal-use software costs when (1) management has authorized and committed to funding the project and (2) it is probable the project will be completed and the software will be used as intended. The ASU is effective for fiscal years beginning after December 15, 2027 and interim periods within those annual periods, with early adoption permitted. The Company is currently evaluating the timing and transition method of its adoption of the ASU.

NOTE 3 - REVENUE RECOGNITION

The Company generates revenue primarily from the sale of products to retail and wholesale customers and from royalties earned under licensing arrangements. Contracts with customers include written agreements as well as arrangements that are implied by customary business practices or law. The Company's revenue recognition policies are described in Note 2, *Summary of Significant Accounting Policies*.

Disaggregation of Revenue

The Company sells products directly to consumers ("direct-to-consumer") through its retail stores, eCommerce websites, and mobile app, and to other retailers and partners that in turn sell the products to their own customers ("wholesale channel"). The Company also earns royalties from certain of its licensees that sell products under the Company's brands.

Disaggregated revenues from these sources were as follows:

(dollars in thousands)	U.S. Retail	U.S. Wholesale	International	Total
	Fiscal year ended January 3, 2026 (53 weeks)			
Direct-to-consumer	$ 1,466,128	$ —	$ 287,952	$ 1,754,080
Wholesale channel	—	1,001,338	143,008	1,144,346
	$ 1,466,128	$ 1,001,338	$ 430,960	$ 2,898,426
Royalty income, net	$ 4,653	$ 10,420	$ 3,029	$ 18,102

(dollars in thousands)	U.S. Retail		U.S. Wholesale		International		Total	
	Fiscal year ended December 28, 2024 (52 weeks)							
Direct-to-consumer	$	1,417,108	$	—	$	268,409	$	1,685,517
Wholesale channel		—		1,021,396		137,189		1,158,585
	$	1,417,108	$	1,021,396	$	405,598	$	2,844,102
Royalty income, net	$	5,365	$	11,072	$	2,814	$	19,251

(dollars in thousands)	U.S. Retail		U.S. Wholesale		International		Total	
	Fiscal year ended December 30, 2023 (52 weeks)							
Direct-to-consumer	$	1,501,780	$	—	$	268,596	$	1,770,376
Wholesale channel		—		1,014,584		160,634		1,175,218
	$	1,501,780	$	1,014,584	$	429,230	$	2,945,594
Royalty income, net	$	6,549	$	11,660	$	3,201	$	21,410

Accounts Receivable from Customers and Licensees

Accounts receivable primarily represent amounts due from wholesale customers and licensees and are recorded net of allowances for chargebacks and expected credit losses. The Company's accounting policies for accounts receivable, including the assessment of chargebacks and expected credit losses, are discussed in Note 2, *Summary of Significant Accounting Policies.*

The components of Accounts receivable, net, were as follows:

(dollars in thousands)	January 3, 2026		December 28, 2024	
Trade receivables from wholesale customers, net	$	174,566	$	187,715
Royalties receivable, net		4,011		3,728
Other receivables[1]		11,705		13,444
Total receivables	$	190,282	$	204,887
Less: Wholesale accounts receivable reserves[2][3]		(11,716)		(10,053)
Accounts receivable, net	$	178,566	$	194,834

(1) Includes receivables related to tax recoveries, shipping volume rebates, healthcare-related rebates, amounts due from third-party gift card program partners, and recoveries related to provisional anti-dumping duties in Mexico.

(2) Includes allowance for chargebacks of $4.1 million and $4.4 million for the periods ended January 3, 2026 and December 28, 2024, respectively.

(3) Includes allowance for credit losses of $7.6 million and $5.7 million for the periods ended January 3, 2026 and December 28, 2024, respectively.

Information regarding the activity in wholesale accounts receivable reserves, which include both the allowance for chargebacks and allowance for expected credit losses, were as follows:

(dollars in thousands)	Wholesale accounts receivable reserves	
Balance at December 31, 2022	$	16,448
Additional provisions		5,220
Charges to reserve		(8,551)
Balance at December 30, 2023	$	13,117
Additional provisions		2,836
Charges to reserve		(5,900)
Balance at December 28, 2024	$	10,053
Additional provisions		6,597
Charges to reserve		(4,934)
Balance at January 3, 2026	$	11,716

Contract Assets and Liabilities

The Company's contract assets are not material to the Company's consolidated financial statements.

The Company recognizes a contract liability when it has received consideration before transferring the related goods to the customer. The Company's contract liabilities primarily consist of (1) obligations related to unredeemed gift cards, (2) unredeemed customer loyalty rewards, and (3) the unamortized upfront bonus received from a third-party financial institution under the Company's private label credit card program. Contract liabilities are classified as current and are included in Other current liabilities on the Company's consolidated balance sheets.

Contract Liabilities

Total contract liabilities were as follows:

(dollars in thousands)		January 3, 2026		December 28, 2024
Contract liabilities - current:				
Unredeemed gift cards	$	25,994	$	25,043
Unredeemed customer loyalty rewards		2,372		2,552
Carter's credit card - upfront bonus		—		714
Total contract liabilities - current	$	28,366	$	28,309

Composition of Contract Liabilities

Unredeemed gift cards - represent obligations to transfer goods in the future to customers that have purchased gift cards. Gift card contract liabilities change due to the issuance and redemption of gift cards and the recognition of breakage on balances that are not expected to be redeemed. Although gift cards do not expire, all outstanding gift card balances are classified as current liabilities, as they are redeemable on demand by the cardholder. The majority of gift cards are redeemed within one year of issuance. During fiscal 2025 and fiscal 2024, the Company recognized revenue of $10.3 million and $10.5 million related to the gift card liability balance that existed at the beginning of each respective year.

Unredeemed loyalty rewards - represent obligations under the Company's loyalty program to transfer goods in the future to customers when the reward certificates are redeemed. Changes in the loyalty program contract liability result from new rewards earned, and reward certificate redemptions and expirations. The earning and redemption cycles are under one year in duration.

Carter's credit card - upfront bonus - represents the unamortized portion of the upfront signing bonus received from a third-party financial institution under the Company's private label credit card program. This bonus was recognized as revenue over the term of the agreement.

NOTE 4 – PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment, net consisted of the following:

(dollars in thousands)		January 3, 2026		December 28, 2024
Land, building, and leasehold improvements	$	392,642	$	375,173
Fixtures, equipment, and computer hardware		294,000		301,732
Computer software		97,480		98,563
Construction in progress		11,244		8,158
Property, plant, and equipment, gross		795,366		783,626
Accumulated depreciation and amortization		(609,059)		(602,670)
Property, plant, and equipment, net	$	186,307	$	180,956

NOTE 5 - LEASES

The Company has operating leases for retail stores, distribution centers, corporate offices, data centers, and certain equipment. The Company's leases generally have initial terms ranging from 3 years to 10 years, some of which may include options to extend the leases for up to 5 years or to terminate the lease early.

For the periods presented, the Company's finance leases were not material to the Company's consolidated financial statements.

The following components of lease expense were recognized primarily in Selling, general, and administrative expenses, with immaterial amounts recognized in Cost of goods sold, on the Company's consolidated statements of operations for the fiscal periods indicated:

		Fiscal year ended				
(dollars in thousands)		January 3, 2026 (53 weeks)		December 28, 2024 (52 weeks)		December 30, 2023 (52 weeks)
Operating lease cost	$	182,495	$	177,034	$	171,072
Variable lease cost(*)		65,864		57,992		56,089
Net lease cost	$	248,359	$	235,026	$	227,161

(*) Includes short-term leases, which are not material, and any operating lease impairment charges.

Supplemental balance sheet information related to leases was as follows:

	January 3, 2026	December 28, 2024
Weighted average remaining operating lease term (years)	5.7	5.9
Weighted average discount rate for operating leases	5.1%	5.0%

Cash paid for amounts included in the measurement of operating lease liabilities in fiscal 2025 and fiscal 2024 was $181.9 million and $175.0 million, respectively.

Operating lease assets obtained in exchange for operating lease liabilities in fiscal 2025 and fiscal 2024 were $163.5 million and $196.3 million, respectively. Operating lease assets obtained primarily consist of new or modified leases.

As of January 3, 2026, the maturities of lease liabilities were as follows:

(dollars in thousands)		Operating leases
2026	$	159,579
2027		155,235
2028		121,733
2029		91,022
2030		55,398
After 2030		173,485
Total lease payments	$	756,452
Less: Interest		(111,503)
Present value of lease liabilities(*)	$	644,949

(*) As the rate implicit in the majority of the Company's leases is not readily determinable, the Company uses the incremental borrowing rate based on the information available at the commencement date, including the lease term and currency, to determine the present value of lease payments.

As of January 3, 2026, the minimum rental commitments for additional operating lease contracts, primarily for retail stores, that have not yet commenced are $7.9 million. These operating leases are expected to commence in fiscal 2026 with lease terms of 5 years to 10 years.

NOTE 6 – GOODWILL AND OTHER INTANGIBLE ASSETS

The balances and changes in the carrying amount of Goodwill attributable to each segment were as follows:

(dollars in thousands)		U.S. Retail		U.S. Wholesale		International		Total
Balance at December 30, 2023(*)	$	83,934	$	74,454	$	52,149	$	210,537
Foreign currency impact		—		—		(3,662)		(3,662)
Balance at December 28, 2024	$	83,934	$	74,454	$	48,487	$	206,875
Foreign currency impact		—		—		2,119		2,119
Balance at January 3, 2026	$	83,934	$	74,454	$	50,606	$	208,994

(*) Goodwill attributable to the International segment is net of accumulated impairment losses of $17.7 million.

A summary of the carrying value of the Company's intangible assets were as follows:

(dollars in thousands)	Weighted-average useful life	January 3, 2026			December 28, 2024		
		Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Carter's tradename	Indefinite	$ 220,233	$ —	$ 220,233	$ 220,233	$ —	$ 220,233
OshKosh tradename[1]	Indefinite	40,000	—	40,000	40,000	—	40,000
Skip Hop tradename	Indefinite	6,000	—	6,000	6,000	—	6,000
Finite-life tradenames[2]	5 - 20 years	4,783	2,357	2,426	3,911	2,136	1,775
Total tradenames, net		$ 271,016	$ 2,357	$ 268,659	$ 270,144	$ 2,136	$ 268,008
Skip Hop customer relationships	15 years	$ 47,300	$ 27,717	$ 19,583	$ 47,300	$ 24,540	$ 22,760
Carter's Mexico customer relationships	10 years	3,246	2,701	545	3,145	2,362	783
Total customer relationships, net		$ 50,546	$ 30,418	$ 20,128	$ 50,445	$ 26,902	$ 23,543

(1)   A non-cash pre-tax impairment charge of $30.0 million on the *OshKosh* indefinite-lived tradename asset was recorded during fiscal 2024.

(2)   Relates to the acquisition of rights to the Carter's brand in Chile in December 2014, the Skip Hop brand in February 2017, and the Little Planet domain name in March 2025.

Changes in the carrying values between comparative periods for goodwill related to the International segment were due to fluctuations in the foreign currency exchange rates primarily between the Canadian and U.S. dollar that were used in the remeasurement process for preparing the Company's consolidated financial statements. The changes in the carrying value of customer relationships for Carter's Mexico, including the related accumulated amortization, that were not attributable to amortization expense was also impacted by foreign currency exchange rate fluctuations.

Amortization expense for intangible assets subject to amortization was $3.7 million for each of fiscal years 2025, 2024, and 2023. Amortization expense is included in SG&A expenses on the Company's consolidated statements of operations.

The estimated amortization expense for the next five fiscal years is as follows:

(dollars in thousands)	Amortization expense
2026	$ 3,756
2027	$ 3,613
2028	$ 3,412
2029	$ 3,412
2030	$ 3,412

Goodwill and Intangible Asset Impairment Testing

The carrying values of goodwill and indefinite-lived tradename assets are subject to annual impairment reviews as of the last day of each fiscal year. Between annual assessments, impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. These impairment reviews are performed in accordance with ASC 350, "*Intangibles--Goodwill and Other*" ("ASC 350"). Refer to Note 2, *Summary of Significant Accounting Policies* for additional discussion on the Company's goodwill and indefinite-lived tradename asset impairment testing.

In the fourth quarter of fiscal 2025, the Company performed an annual quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of January 3, 2026. Based upon this annual assessment, there were no impairments on the value of goodwill or indefinite-lived intangible tradename assets. The annual assessment indicated that the fair value of assets for the U.S. Wholesale, U.S. Retail and Other International reporting units exceeded its carrying values by at least 25%. The fair value of assets for the Canada reporting unit exceeded its carrying value by approximately 8%. Additionally, the annual assessment indicated that the fair value of indefinite-lived tradename assets exceeded its carrying values by at least 35%.

During the second quarter of fiscal 2025, the Company identified a triggering event related to the new tariffs enacted by the Trump Administration and the resulting unfavorable impact on the Company's financial forecasts, as well as a sustained decrease in the Company's stock price since the last impairment test conducted in the fourth quarter of fiscal 2024.

Additionally, during the third quarter of fiscal 2025, the Company identified a triggering event related to the sustained decrease in the Company's stock price since the last impairment test conducted in the second quarter of fiscal 2025. As a result, the Company performed an interim quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets in both the second and third quarters of fiscal 2025. Based on these interim assessments, there were no impairments on the value of goodwill or indefinite-lived intangible tradename assets.

In fiscal 2024, the Company performed an annual quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024. Based on these assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on our indefinite-lived *OshKosh* tradename asset to write-down the carrying value to $40.0 million. This impairment charge was the result of decreased actual and projected sales and profitability for our *OshKosh* brand.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

(dollars in thousands)	January 3, 2026	December 28, 2024
Rabbi Trust investments[1]	$ 21,735	$ —
Prepaid information technology-related contracts[2]	19,439	14,953
Prepaid income taxes	5,763	4,398
Other	13,571	13,229
Prepaid expenses and other current assets	$ 60,508	$ 32,580

(1) Represents assets held in the Rabbi Trust related to the Company's deferred compensation plan. See Note 14, *Fair Value Measurements*, and Note 17, *Employee Benefit Plans*, for additional information.

(2) Primarily related to cloud computing arrangements and software maintenance contracts.

NOTE 8 – OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

(dollars in thousands)	January 3, 2026	December 28, 2024
Accrued employee benefits[1]	$ 28,021	$ 20,824
Unredeemed gift cards	25,994	25,043
Accrued bonuses and incentive compensation[2]	19,861	2,757
Accrued taxes	10,334	14,455
Accrued salaries and wages	4,236	12,345
Income taxes payable	635	13,820
Other[3]	44,728	40,808
Other current liabilities	$ 133,809	$ 130,052

(1) Includes accruals for severance and other termination benefits. See Note 18, *Organizational Restructuring*, for additional information.

(2) Increase primarily reflects higher expected attainment of annual incentive compensation objectives relative to the prior year.

(3) Includes accrued freight and interest on long-term debt. Amount as of January 3, 2026 includes liabilities under the deferred compensation plan. See Note 17, *Employee Benefit Plans*, for additional information.

NOTE 9 – SUPPLY CHAIN FINANCE PROGRAM

We have established a voluntary supply chain finance ("SCF") program through participating financial institutions. This SCF program enables participating suppliers to accelerate payments for receivables due from the Company by selling receivables directly to the participating financial institutions at their discretion. As of January 3, 2026, the SCF program has a $70.0 million revolving capacity. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the SCF program and we have no economic interest in the supplier's decision to sell a receivable. Payment terms for most of our suppliers are 60 days, regardless of participation in the SCF program. The Company settles obligations with the participating financial institutions in accordance with the original invoice due dates, and participation in the SCF program does not extend the Company's payment terms. The Company does not provide any guarantees in connection with the SCF program and does not pledge collateral under the program.

The Company's liability related to amounts payable to the participating financial institution for suppliers who voluntarily participate in the SCF program is included in Accounts payable on our consolidated balance sheets. As of January 3, 2026 and December 28, 2024, amounts under the SCF program included in Accounts payable were $13.5 million and $19.0 million, respectively. Payments made in connection with the SCF program, like payments of other accounts payable, are reflected as a reduction to our operating cash flow.

The rollforward of the Company's liability related to amounts payable to the participating financial institution, including new additions, settlements and the ending balance is as follows:

(dollars in thousands)	Amounts payable under SCF program
Outstanding, December 30, 2023	$ 14,792
Invoices confirmed during the year	148,343
Confirmed invoices paid during the year	(144,092)
Outstanding, December 28, 2024	$ 19,043
Invoices confirmed during the year	213,657
Confirmed invoices paid during the year	(219,195)
Outstanding, January 3, 2026	$ 13,505

NOTE 10 – LONG-TERM DEBT

Long-term debt consisted of the following:

(dollars in thousands)	January 3, 2026	December 28, 2024
$575 million, 7.375% Senior Notes due 2031	$ 575,000	$ —
$500 million, 5.625% Senior Notes due 2027	—	500,000
Less: unamortized debt issuance-related costs	(7,827)	(1,873)
Senior notes, net	$ 567,173	$ 498,127
Secured revolving credit facility	—	—
Total long-term debt, net	$ 567,173	$ 498,127

Secured Revolving Credit Facility

As of January 3, 2026, the Company had no outstanding borrowings under its secured asset-based revolving credit facility ("ABL facility"), exclusive of $6.3 million of outstanding letters of credit. As of December 28, 2024, the Company had no outstanding borrowings under its secured cash-flow-based revolving credit facility, exclusive of $4.7 million of outstanding letters of credit. As of January 3, 2026 and December 28, 2024, there was $743.7 million and $845.3 million available for future borrowing, respectively. All outstanding borrowings under the Company's ABL facility and secured cash-flow-based revolving credit facility are classified as non-current liabilities on the Company's consolidated balance sheets due to contractual repayment terms under the credit facilities.

ABL Facility

On November 17, 2025, the Company, through its wholly-owned subsidiary, The William Carter Company ("TWCC"), entered into a new five-year ABL facility of up to $750.0 million. The ABL facility replaced the Company's existing $850.0 million secured cash-flow–based revolving credit facility due April 2027. Borrowings under the ABL facility will mature, and lending commitments thereunder will terminate, in November 2030.

Approximately $4.3 million, including both bank fees and other third-party expenses, has been capitalized in connection with the ABL facility and will be amortized over the remaining term of the ABL facility. Unamortized deferred financing costs of $0.5 million related to lenders of the secured cash-flow-based revolving credit facility due April 2027 that did not continue in the new facility were written off in the fourth quarter of fiscal 2025 and included in Loss on extinguishment of debt on the Company's consolidated statement of operations.

The availability under the ABL facility was $743.7 million as of January 3, 2026. Availability is determined using borrowing base calculations of eligible inventory, accounts receivable, and intellectual property balances, less availability reserves, current outstanding borrowings under the ABL facility, and outstanding letters of credit. Availability may fluctuate throughout the year principally based on changes in eligible inventory and accounts receivable balances. As of January 3, 2026, the borrowing rate

for a term Secured Overnight Financing Rate ("SOFR") loan would have been 4.93%, which includes an excess availability-based adjustment of 1.25%.

As of January 3, 2026, the Company was in compliance with its covenants and requirements under the ABL facility.

Terms of the ABL Facility

The ABL facility consists of a $750.0 million U.S. dollar revolving credit facility, up to $100.0 million of which may be drawn in Canadian dollars, Euros, Pounds Sterling, or other currencies agreed to by the applicable lenders. The ABL facility is inclusive of a $100 million sub-limit for letters of credit and a swing line sub-limit equal to $50 million. Up to $40 million of letters of credit under the ABL facility may be drawn in Canadian dollars, Euros, Pounds Sterling, or other currencies agreed to by the applicable lenders. TWCC and the Company's wholly-owned subsidiary, The Genuine Canadian Corp., are both borrowers ("borrowers") under the ABL facility. The ABL facility provides the borrowers with the right to request additional U.S. dollar commitments in an aggregate amount not to exceed the sum of (1) $150.0 million and (2) the amount by which the borrowing base exceeds the total commitments at such time. The ABL facility provides for an excess availability-based pricing grid which determines an interest rate for borrowings, calculated as the applicable floating benchmark rate plus a credit spread adjustment, if any, plus an amount ranging from 1.25% to 1.50% based on average daily excess availability.

The ABL facility is unconditionally guaranteed by the Company and certain of the borrowers' existing direct and indirect domestic subsidiaries. Generally, obligations under the ABL facility, and the guarantees of those obligations are secured, subject to certain exceptions, by substantially all of the Company's assets and the assets of the borrowers and each of the subsidiary guarantors, including (1) a first-priority pledge by the Company of all of the capital stock of TWCC and by TWCC of the capital stock directly held by TWCC and the subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary (other than any Canadian subsidiaries), is limited to 65% of the stock of any such first-tier non-Canadian foreign subsidiary), and (2) a first-priority security interest in substantially all of the Company, the borrowers' and the subsidiary guarantors' tangible and intangible assets, in each case, subject to certain customary exceptions.

The ABL facility contains various covenants, including those that restrict the Company's ability and the ability of its restricted subsidiaries to incur certain indebtedness, pay dividends or make distributions or other restricted payments, or to grant certain liens on their respective property or assets, among other things. The ABL facility also includes a springing financial covenant, consisting of, if the excess availability falls below certain thresholds, a fixed charge coverage ratio not to be less than 1.00 to 1.00. The fixed charge coverage ratio is defined as the ratio of

- (1) the Company's consolidated net income before interest, taxes, depreciation and amortization, with certain adjustments, minus (2) the unfinanced portion of all capital expenditures (excluding any capital expenditure made in an amount equal to all or part of the proceeds, applied within 12 months of receipt thereof, of (x) any casualty insurance, condemnation or eminent domain or (y) any sale of assets); to

- the sum of (1) the Company's consolidated cash debt service charges, plus (2) consolidated cash net income taxes (or restricted payments made for such purpose), net of refunds received, plus (3) certain restricted payments.

The covenants limiting investments, dividends and other restricted payments each permit the restricted actions in an unlimited amount, subject to compliance with (i) either both (a) excess availability is greater than the greater of (x) $93.8 million and (y) 15% of the lesser of commitments and the applicable borrowing base (net of reserves) at all times in the past 30 days (and immediately after giving effect to the applicable transaction) and (b) a pro forma fixed charge coverage ratio of 1.00:1.00, or (2) the excess availability is greater than the greater of (x) $131.3 million and (y) 20% of the lesser of commitments and the applicable borrowing base (net of reserves) at all times in the past 30 days (and immediately after giving effect to the applicable transaction) and (ii) no event of default continuing. The covenants permit incurrence of unsecured indebtedness in an unlimited amount, subject to compliance with, among others, a pro forma fixed charge coverage ratio of 1.25:1.00. The ABL Facility also contains certain customary affirmative covenants and events of default.

Senior Notes

2025 Issuance of Senior Notes due 2031

On November 13, 2025, TWCC issued $575.0 million principal amount of senior notes at par, bearing interest at a rate of 7.375% per annum, and maturing on February 15, 2031. TWCC received net proceeds from the offering of the senior notes of approximately $567.0 million, after deducting underwriting fees and other expenses, which TWCC used to redeem the senior

notes discussed above and for other general corporate purposes. Approximately $8.0 million, including both bank fees and other third-party expenses, was capitalized in connection with the issuance and is being amortized over the term of the senior notes.

The notes are the senior unsecured obligations of the Company and are fully and unconditionally guaranteed, subject to certain exceptions, by Carter's and by each of the Company's current and, subject to certain exceptions, future domestic subsidiaries that guarantee the Company's secured asset-based revolving credit facility or certain other debt of the Company or the subsidiary guarantors. The indenture limits the ability of the Company and each of the guarantors of the notes to incur certain liens, enter into certain sale and leaseback transactions, and consolidate, merge or sell all or substantially all of their assets.

On or after November 15, 2027, TWCC may redeem all or a part of the senior notes at the redemption prices (expressed as percentages of principal amount of the senior notes to be redeemed) set forth below, plus accrued and unpaid interest. The redemption price is applicable when the redemption occurs during the twelve-month period beginning on November 15 of each of the years indicated is as follows:

Year	Percentage
2027	103.688 %
2028	101.844 %
2029 and thereafter	100.000 %

At any time prior to November 15, 2027, TWCC may redeem all or a part of the notes at a redemption price equal to 100.0% of the principal amount plus an "Applicable Premium", plus accrued and unpaid interest, if any, to (but excluding) the redemption date. "Applicable Premium" means, with respect to a note on any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess, if any, of (A) the present value, as of such redemption date, of (1) the redemption price of such note on November 15, 2027 plus (2) all required interest payments due on such note (excluding accrued and unpaid interest to such redemption date) through November 15, 2027, discounted at a rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note outstanding on such redemption date.

Additionally, prior to November 15, 2027, the TWCC may on any one or more occasions redeem up to 40.0% of the aggregate principal amount of notes and additional notes (taken together) issued under the Indenture with the net cash proceeds of one or more equity offerings at a redemption price of 107.375% of the principal amount thereof, plus accrued and unpaid interest, provided that (1) at least 60.0% of the aggregate principal amount of notes and additional notes (taken together) issued under the indenture remains outstanding after each such redemption; and (2) the redemption occurs within 120 days after the closing of such equity offering.

The indenture governing the senior notes provides that upon the occurrence of specific kinds of changes of control, unless a redemption notice with respect to all the outstanding senior notes has previously or concurrently been mailed or delivered, TWCC will be required to make an offer to purchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest to (but excluding) the date of purchase.

2025 Redemption of Senior Notes due 2027

On November 27, 2025, the Company, through its wholly-owned subsidiary, TWCC, redeemed $500.0 million principal amount of senior notes, bearing interest at a rate of 5.625% per annum, and originally maturing on March 15, 2027. Pursuant to the optional redemption provisions described in the indenture dated as of March 14, 2019, TWCC paid the outstanding principal plus accrued and unpaid interest. This debt redemption resulted in a loss on extinguishment of debt of $1.2 million related to the write-off of unamortized debt issuance costs.

NOTE 11 – COMMON STOCK

Open Market Share Repurchases

The Company's Board has authorized the repurchase of shares of the Company's common stock under share repurchase programs with an aggregate authorization of up to $1.00 billion. As of January 3, 2026, the total remaining capacity under

outstanding repurchase authorizations was $599.0 million, based on settled repurchase transactions. The share repurchase authorizations have no expiration dates.

The Company repurchased and retired shares in open market transactions in the following amounts for the fiscal periods indicated:

	Fiscal year ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Number of shares repurchased[1]	—	736,423	1,446,269
Aggregate cost of shares repurchased *(dollars in thousands)*[2]	$ —	$ 50,526	$ 100,034
Average price per share[2]	$ —	$ 68.61	$ 69.17

(1) Share repurchases were made in compliance with all applicable rules and regulations and in accordance with share repurchase authorizations. The Company did not repurchase and retire shares through open market transactions in fiscal 2025.

(2) The aggregate cost of share repurchases and average price paid per share exclude excise tax on share repurchases imposed as part of the Inflation Reduction Act of 2022.

Future repurchases may occur from time to time in the open market, in privately negotiated transactions, or otherwise. The timing and amount of any repurchases will be at the discretion of the Company subject to restrictions under the Company's secured asset-based revolving credit facility, market conditions, stock price, other investment priorities, excise taxes, and other factors.

Dividends

Subsequent to fiscal 2025, on February 19, 2026, the Company's Board declared a quarterly cash dividend payment of $0.25 per common share, payable on March 27, 2026 to shareholders of record at the close of business on March 13, 2026.

In fiscal 2025, the Board declared, and the Company paid, a cash dividend per common share of $0.80 in the first quarter and $0.25 in each of the second, third, and fourth quarters (for an aggregate cash dividend per common share of $1.55 for fiscal 2025). In each quarter of fiscal 2024, the Board declared, and the Company paid, a cash dividend per common share of $0.80 (for an aggregate cash dividend per common share of $3.20 for fiscal 2024). Additionally, in each quarter of fiscal 2023, the Board declared and the Company paid, a cash dividend per common share of $0.75 (for an aggregate cash dividend per common share of $3.00 for fiscal 2023).

Our Board will evaluate future dividend declarations based on a number of factors, including restrictions under the Company's revolving credit facility, business conditions, the Company's financial performance, and other considerations.

Provisions in the Company's secured asset-based revolving credit facility could have the effect of restricting the Company's ability to pay cash dividends on, or make future repurchases of its common stock, as further described in Note 10, *Long-Term Debt,* to the consolidated financial statements.

Stockholder Rights Agreement

On September 22, 2025, the Board authorized the Company's entry into a limited duration stockholder rights agreement (the "Rights Agreement") in response to the rapid accumulation of a significant amount of shares of the Company's common stock by a third party. The Rights Agreement is intended to reduce the likelihood that any entity, person or group is able to gain control of the Company through open market accumulation without paying all stockholders an appropriate control premium or providing the Board sufficient opportunity to make informed judgments and take actions that are in the best interests of all stockholders.

Pursuant to the Rights Agreement, the Company issued, by means of a "dividend", one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock to stockholders of record on the close of business on October 3, 2025. Initially, these Rights are not exercisable and trade with, and are represented by, the shares of the Company's common stock. The Rights Agreement will expire on September 21, 2026, or earlier, as provided in the Rights Agreement.

Under the Rights Agreement, if a person or group (each, an "acquiring person") acquires beneficial ownership of 15% (or 20% in the case of investors eligible to file Schedule 13Gs) or more of the outstanding shares of the Company's common stock in a transaction not approved by the Board, the Board, at its option, may exchange each Right (other than Rights owned by the acquiring person that will become void and will not be exercisable) in whole or in part, at an exchange ratio of one share of the Company's common stock, or one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred

Stock") (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per outstanding Right, subject to adjustment.

Adoption of the Rights Agreement did not have an impact on the Company's consolidated financial statements, including basic and diluted earnings per share. Additional information is included in the Company's current report on Form 8-K filed September 24, 2025, which is not incorporated herein by reference.

NOTE 12 – STOCK-BASED COMPENSATION

Under the Company's Amended and Restated Equity Incentive Plan (the " Equity Incentive Plan"), the Compensation Committee of the Board may award incentive stock options, stock appreciation rights, restricted stock (including time-based awards, performance-based awards, and market-based awards), stock awards, and stock deliverable on a deferred basis (including restricted stock units).

As of January 3, 2026, the maximum number of shares available under the Equity Incentive Plan was 18,778,392, and there were 1,336,742 remaining shares available for grant under the Equity Incentive Plan. The Equity Incentive Plan makes a provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction. Participation in the Equity Incentive Plan is limited to members of the Company's Board, executive officers and other key employees.

The limit on shares available under the Equity Incentive Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. All stock options issued under the Equity Incentive Plan expire no later than ten years from the date of grant. The Company periodically evaluates the sufficiency of shares available for issuance under the Plan and may seek shareholder approval to increase shares available for future grants, as needed.

The Company recorded stock-based compensation cost as follows:

	Fiscal year ended		
(dollars in thousands)	January 3, 2026	December 28, 2024	December 30, 2023
Restricted stock:			
Time-based awards[1]	$ 16,907	$ 16,388	$ 17,243
Performance-based awards[2]	975	(935)	670
Market-based awards	766	788	—
Stock awards	1,600	1,600	1,550
Total	$ 20,248	$ 17,841	$ 19,463

(1) Fiscal 2025 includes accelerated vesting of outstanding time-based restricted stock awards related to the retirement of our former CEO.

(2) During fiscal 2024, the revision of performance target estimates resulted in a reversal of previously recognized stock-based compensation expense for outstanding performance-based awards.

Stock Options

Stock options vest in equal annual installments over a four-year period. The Company issues new shares to satisfy stock option exercises. There were no stock options granted in fiscal 2025, 2024, and 2023.

Changes in the Company's stock options for the fiscal year ended January 3, 2026 were as follows:

	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual terms (years)	Aggregate intrinsic value (in thousands)
Outstanding, December 28, 2024	389,026	$ 96.47		
Expired	(259,455)	$ 94.46		
Outstanding, January 3, 2026[*]	129,571	$ 100.51	1.31	$ —

(*) All outstanding stock options were fully vested and exercisable as of January 3, 2026.

There were no stock options granted or exercised during the fiscal year ended January 3, 2026. The intrinsic value of stock options exercised during the fiscal years ended December 28, 2024 and December 30, 2023 was $0.1 million, and $0.3 million, respectively.

Restricted Stock Awards

Restricted stock awards issued under the Plan vest based upon: 1) continued service (time-based) 2) a combination of continued service and performance targets (performance-based) or 3) a combination of continued service and market-based conditions (market-based).

The following table summarizes activity related to all restricted stock awards during the fiscal year ended January 3, 2026:

	Restricted stock awards		Weighted-average grant date fair value per award
Outstanding, December 28, 2024	822,651	$	81.31
Granted	791,501	$	34.97
Vested	(305,638)	$	75.80
Forfeited	(292,461)	$	71.13
Outstanding, January 3, 2025	1,016,053	$	49.80

During fiscal 2024, a total of 254,244 shares of restricted stock vested with a weighted-average fair value of $89.57 per share. During fiscal 2023, a total of 184,803 shares of restricted stock vested with a weighted-average fair value of $91.84 per share.

At January 3, 2026, there was $24.4 million of unrecognized compensation cost (net of estimated forfeitures) related to all restricted stock awards, which is expected to be recognized over a weighted-average period of approximately 2.7 years.

Time-based Restricted Stock Awards

Fiscal year	Number of awards granted	Weighted-average grant date fair value per award
2023	272,509	$ 73.80
2024	266,539	$ 77.00
2025	649,011	$ 37.94

Time-based restricted stock awards vest in equal annual installments or cliff vest after a three-year or four-year period. During fiscal years 2025, 2024, and 2023, a total of 261,548 shares, 254,244 shares, and 184,803 shares, respectively, of time-based restricted stock vested with a weighted-average fair value of $82.58 per share, $89.57 per share, and $91.84 per share, respectively. At January 3, 2026, there was $22.7 million of unrecognized compensation cost (net of estimated forfeitures) related to time-based restricted stock awards, which is expected to be recognized over a weighted-average period of approximately 2.7 years.

On April 3, 2025, the Company granted 98,400 shares of time-based restricted stock to Douglas C. Palladini in connection with his appointment as CEO and President of the Company and a member of the Board. The grant-date fair value of the awards was based on the closing price of the Company's stock on the grant date, which was $35.57.

Performance-based Restricted Stock Awards

Fiscal year	Number of awards granted	Weighted-average grant date fair value per award
2023	112,284	$ 74.06
2024	55,089	$ 81.95
2025	—	$ —

Performance-based restricted stock awards cliff vest after a three-year period, subject to the achievement of the performance target. During the fiscal years 2025, 2024, and 2023, no performance shares vested. As of January 3, 2026, a total of 133,559 performance shares were unvested with a weighted-average fair value of $76.59 per share. As of January 3, 2026, there was $0.4 million unrecognized compensation cost (net of estimated forfeitures) related to the unvested performance-based restricted

stock awards, which is expected to be recognized over a weighted-average period of approximately 1.0 year. The Company recognizes compensation cost ratably over the applicable performance periods based on the estimated probability of achievement of its performance targets at the end of each period.

Market-based Restricted Stock Awards

Fiscal year	Number of awards granted	Weighted-average grant date fair value per award
2024	28,375	$ 117.28
2025	98,400	$ 14.79

During the fiscal years 2025 and 2024, no market-based restricted stock awards vested. As of January 3, 2026, a total of 120,497 market-based restricted stock awards were unvested with a weighted-average fair value of $33.58 per share. As of January 3, 2026, there was $1.3 million unrecognized compensation cost (net of estimated forfeitures) related to the unvested market-based restricted stock awards based which is expected to be recognized over a weighted-average period of approximately 1.9 years.

2024 Awards

The market-based restricted stock awards cliff vest after a three-year period, subject to the performance of the Company's TSR relative to the TSR of a select group of peer companies over the three-year period.

A Monte-Carlo simulation was utilized to determine the grant-date fair value of the market-based restricted stock awards in fiscal 2024, using the following assumptions: beginning TSR price of $73.60, grant-date share price of $81.95, simulation term of 3 years, expected volatility of 32.9%, and risk-free interest rate of 4.5%.

2025 Awards

On April 3, 2025, the Company granted 98,400 shares of market-based restricted stock awards to Douglas C. Palladini in connection with his appointment as CEO and President of the Company and a member of the Board. The market-based restricted stock awards issued to Mr. Palladini are eligible to be earned upon achieving share price hurdles for 20 consecutive trading days over a three-year period, starting on the award grant date. The share price hurdles were set based on growth rates of 30%, 60%, and 90% above the closing stock price on grant date, which was $35.57. One-third of the award will be earned upon achievement of each of the applicable share price hurdles, but no earned shares will vest until the end of the three-year period, subject to Mr. Palladini's continued employment through the end of the three-year period.

A Monte-Carlo simulation was utilized to determine the grant-date fair value of the market-based restricted stock awards in fiscal 2025, using the following assumptions: beginning share price (based on 20-trading day average closing price as of grant date) of $41.25, grant-date share price of $35.57, simulation term of 3 years, expected volatility of 35.9%, and risk-free interest rate of 3.7%.

Stock Awards

Included in restricted stock awards are grants to non-management members of the Company's Board. At issuance, these awards were fully vested and issued as shares of the Company's common stock. The Company records the stock-based compensation expense immediately as there are no vesting terms. During fiscal years 2025, 2024, and 2023, such awards were as follows:

Fiscal year	Number of shares issued	Weighted-average grant date fair value per share
2023	23,850	$ 65.01
2024	22,930	$ 69.78
2025	44,090	$ 36.29

The Company received no proceeds from the issuance of these shares.

NOTE 13 – ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of Accumulated other comprehensive (loss) income consisted of the following:

(dollars in thousands)	Pension liability adjustments(*)		Post-retirement liability adjustments		Cumulative translation adjustments		Accumulated other comprehensive (loss) income	
Balance at December 31, 2022	$	(7,181)	$	1,669	$	(28,826)	$	(34,338)
Fiscal year 2023 change		160		(330)		10,593		10,423
Balance at December 30, 2023		(7,021)		1,339		(18,233)		(23,915)
Fiscal year 2024 change		2,000		(274)		(21,489)		(19,763)
Balance at December 28, 2024		(5,021)		1,065		(39,722)		(43,678)
Fiscal year 2025 change		5,021		1		14,294		19,317
Balance at January 3, 2026	$	—	$	1,066	$	(25,428)	$	(24,361)

(*) Includes reclassification adjustments for deferred losses on pension obligations of $4.1 million (net of income taxes of $1.3 million) and $0.7 million (net of income taxes of $0.2 million) for fiscal years 2025 and 2024, respectively, related to the settlement of the pension plan.

As of December 28, 2024, the cumulative tax effects of pension liability adjustments were $1.6 million. As of both January 3, 2026 and December 28, 2024, the cumulative tax effects of post-retirement liability adjustments were $0.3 million.

For the fiscal years ended January 3, 2026 and December 28, 2024, amounts reclassified from Accumulated other comprehensive loss to the consolidated statements of operations consisted of pension plan settlements and the amortization of actuarial gains and losses related to the Company's defined benefit pension plan and defined benefit post-retirement plans. The amortization of actuarial gains and losses amounts are included in the net periodic cost or benefit recognized for these plans during the respective fiscal year.

Pension Plan Settlements

In fiscal 2025, the Company substantially completed the process of settling its pension obligations under the frozen OshKosh B'Gosh, Inc. Pension Plan (the "pension plan"). In August 2025, the pension plan used existing pension plan assets to purchase non-participating annuity contracts from an insurance company and to make single-sum payments to certain plan participants, thereby settling its existing pension benefit obligations. In the first quarter of fiscal 2026, the Company distributed the surplus plan assets, net of final plan expenses and adjustments, in accordance with the terms of the plan and regulatory requirements.

As a result of the settlement, the Company remeasured the funded status of the pension plan as of August 31, 2025. In fiscal 2025, a gain on pension obligations of $0.9 million (net of income taxes of $0.3 million) was recognized in Accumulated other comprehensive (loss) income related to this remeasurement. Additionally, in fiscal 2025, $4.1 million of deferred losses on pension obligations (net of income taxes of $1.3 million) were reclassified from Accumulated other comprehensive loss to Pension plan settlement within the consolidated statement of operations in connection with the settlement of the pension plan. For additional information, refer to Note 17, *Employee Benefit Plans*, to the consolidated financial statements.

In fiscal 2024, the Company made single-sum payments to certain participants in the pension plan, thereby reducing its pension benefit obligations. As a result of the single-sum payout, the Company remeasured the funded status of the pension plan as of August 31, 2024. In fiscal 2024, a gain on pension obligations of $1.5 million (net of income taxes of $0.5 million) was recognized in Accumulated other comprehensive (loss) income related to this remeasurement. Additionally, in fiscal 2024, $0.7 million of deferred losses on pension obligations (net of income taxes of $0.2 million) were reclassified from Accumulated other comprehensive loss to Pension plan settlement within the consolidated statement of operations related to the partial settlement of the pension plan.

NOTE 14 – FAIR VALUE MEASUREMENTS

Investments

In support of The William Carter Company Deferred Compensation Plan (the " Deferred Compensation Plan"), the Company invests comparable amounts in marketable securities, principally equity-based mutual funds, to approximate the participant's investment return on employee deferrals of compensation. These investments are held in an irrevocable Rabbi Trust established to fund the Company's obligations under the Deferred Compensation Plan. The Rabbi Trust investments are restricted in their use to meet funding obligations to Plan participants.

During the third quarter of fiscal 2025, the Board approved the termination of the Deferred Compensation Plan, effective as of September 30, 2025. See Note 17, *Employee Benefit Plans,* for additional information regarding the Deferred Compensation Plan termination and expected settlement. In connection with the Deferred Compensation Plan's termination, the Company expects to liquidate the Rabbi Trust investments to fund the settlement of the related Deferred Compensation Plan obligations, with final settlement expected to occur in the fourth quarter of fiscal 2026.

All of the marketable securities are included in Prepaid expenses and other current assets on the accompanying consolidated balance sheets as of January 3, 2026, and their aggregate fair value was $21.7 million. As of December 28, 2024, the aggregate fair value of the Rabbi Trust investments was $19.5 million and was included in Other assets. The change in classification reflects the Company's expectation to liquidate the Rabbi Trust investments to fund the settlement of Deferred Compensation Plan obligations in the fourth quarter of fiscal 2026.

These investments are classified as Level 1 within the fair value hierarchy. The change in the aggregate fair values of marketable securities is due to the net activity of gains and losses and any contributions and distributions during the period. Gains on the investments in marketable securities were $2.2 million in each of fiscal years 2025 and 2024. These amounts are included in Other (income) expense, net on the Company's consolidated statement of operations.

The fair value of the Company's pension plan assets, by asset category, are disclosed in Note 17, *Employee Benefits Plans*, to the consolidated financial statements.

Borrowings

As of January 3, 2026, the Company had no outstanding borrowings under its ABL facility.

The fair value of the Company's senior notes was $592.9 million and $494.4 million at January 3, 2026 and December 28, 2024, respectively. The fair value of these senior notes was estimated using observable market inputs, which incorporates quoted market prices of comparable borrowings, the Company's credit risk, and current market conditions, and is therefore within Level 2 of the fair value hierarchy. The senior notes had a notional value and carrying value (gross of debt issuance costs) of $575.0 million and $500.0 million as of January 3, 2026 and December 28, 2024, respectively.

Goodwill, Intangible, and Other Long-Lived Assets

Some assets are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances. These assets can include goodwill, indefinite-lived intangible assets, and other long-lived assets that have been reduced to fair value when impaired. Assets that are written down to fair value when impaired are not subsequently adjusted to fair value unless further impairment occurs. Our impairment testing of goodwill and indefinite-lived intangible tradename assets discussed below utilized significant unobservable inputs to determine fair value, and is therefore within Level 3 of the fair value hierarchy.

In the fourth quarter of fiscal 2025, the Company performed an annual quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of January 3, 2026. The goodwill impairment assessments were performed in accordance with ASC 350. Refer to Note 2, *Summary of Significant Accounting Policies* for additional discussion on the Company's goodwill and indefinite-lived tradename asset impairment testing. Additionally, refer to Note 6, *Goodwill and Other Intangible Assets* for discussion of interim impairment testing performed during the year in response to triggering events.

Based upon these annual assessments, there were no impairments on the value of goodwill or indefinite-lived intangible tradename assets. The annual assessment indicated that the fair value of assets for the U.S. Wholesale, U.S. Retail and Other International reporting units exceeded its carrying values by at least 25%. The fair value of assets for the Canada reporting unit exceeded its carrying value by approximately 8%. Additionally, the annual assessment indicated that the fair value of indefinite-lived tradename assets exceeded its carrying values by at least 35%.

In fiscal 2024, the Company performed an annual quantitative impairment test on the goodwill ascribed to each of the Company's reporting units and on the value of its indefinite-lived intangible tradename assets as of December 28, 2024. Based on these assessments, a non-cash pre-tax impairment charge of $30.0 million was recorded during the fourth quarter of fiscal 2024 on our indefinite-lived *OshKosh* tradename asset to write-down the carrying value to $40.0 million. This impairment charge was the result of decreased actual and projected sales and profitability for our *OshKosh* brand.

NOTE 15 – INCOME TAXES

Provision for Income Taxes

The provision for income taxes consisted of the following:

		Fiscal year ended				
(dollars in thousands)		January 3, 2026 (53 weeks)		December 28, 2024 (52 weeks)		December 30, 2023 (52 weeks)
Current tax provision:						
Federal	$	10,719	$	33,397	$	47,643
State		2,362		7,422		8,943
Foreign		9,119		10,903		13,756
Total current provision	$	22,200	$	51,722	$	70,342
Deferred tax (benefit) provision:						
Federal	$	(16)	$	(3,965)	$	(148)
State		(444)		(25)		(512)
Foreign		298		(2,432)		60
Total deferred benefit		(162)		(6,422)		(600)
Total provision	$	22,038	$	45,300	$	69,742

The foreign portion of the tax provision substantially relates to the Company's international operations in Canada, Hong Kong and Mexico, in addition to foreign tax withholdings related to the Company's foreign royalty income.

The Company plans to repatriate undistributed earnings from Hong Kong and has provided for deferred income taxes related to these earnings. Since the current U.S. tax regime taxes foreign earnings in the year earned, taxes associated with repatriation are not material. Deferred income taxes have not been provided for undistributed foreign earnings from Canada or Mexico, or any additional outside basis difference inherent in all foreign entities, as these amounts continue to be indefinitely reinvested in foreign operations. Total undistributed earnings from the Company's subsidiaries in Canada and Mexico amounted to $75.9 million. Unrecognized deferred tax liability related to undistributed earnings from the Company's subsidiaries in Canada and Mexico is estimated to be approximately $3 million, based on applicable withholding taxes, levels of foreign income previously taxed in the U.S. and applicable foreign tax credit limitations. The Company accounts for the additional U.S. income tax on its foreign earnings under Global Intangible Low-Taxed Income ("GILTI") as a period expense in the period in which additional tax is due.

The components of income before income taxes were as follows:

		Fiscal year ended				
(dollars in thousands)		January 3, 2026 (53 weeks)		December 28, 2024 (52 weeks)		December 30, 2023 (52 weeks)
Domestic	$	48,915	$	167,741	$	240,627
Foreign		64,919		63,068		61,615
Total	$	113,834	$	230,809	$	302,242

Effective Rate Reconciliation

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Fiscal year ended	
	January 3, 2026	
(dollars in thousands)	%	$
Statutory federal income tax rate	21.0 %	$ 23,902
State income taxes, net of federal income tax benefit(*)	1.7 %	1,905
Impact of foreign operations		
Hong Kong		
Statutory tax rate difference between Hong Kong and U.S.	(2.5)%	(2,799)
Income excluded from Hong Kong tax base	(4.7)%	(5,309)
Mexico		
Statutory tax rate difference between Mexico and U.S.	(0.3)%	(377)
Impact related to foreign currency	1.9 %	2,201
Other	0.6 %	644
Canada		
Statutory tax rate difference between Canada and U.S.	0.4 %	431
Withholding tax	1.1 %	1,287
Other countries	0.3 %	220
Impact of changes in cross border tax laws		
Global intangible low-taxed income ("GILTI")	0.4 %	500
Foreign-derived intangible income ("FDII")	(2.0)%	(2,247)
Tax credits		
Foreign tax credits	(1.7)%	(1,916)
Other tax credits	(0.3)%	(400)
Changes in unrecognized tax benefits	(0.5)%	(557)
Nontaxable or nondeductible items		
Share-based payment awards	2.7 %	3,030
Non-deductible officer's compensation	1.4 %	1,596
Other adjustments	(0.1)%	(73)
Total	19.4 %	$ 22,038

(*)   State tax expense primarily relates to California, New York, New Jersey, and Illinois.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows:

	Fiscal year ended	
	December 28, 2024	December 30, 2023
Statutory federal income tax rate	21.0 %	21.0 %
State income taxes, net of federal income tax benefit	2.9 %	3.0 %
Impact of foreign operations	(3.4)%	(0.8)%
Settlement of uncertain tax positions	(0.5)%	(0.6)%
Other	(0.4)%	0.5 %
Total	19.6 %	23.1 %

The Company and its subsidiaries file a consolidated United States federal income tax return, as well as separate and combined income tax returns in numerous state and foreign jurisdictions. In most cases, the Company is no longer subject to U.S. federal income tax examinations for years prior to fiscal 2022.

Income Taxes Paid

The components of cash income taxes paid (net of refunds) were as follows:

		Fiscal year ended
(dollars in thousands)		**January 3, 2026**
U.S. federal	$	20,639
U.S. state and local[*]		3,773
Foreign:		
Hong Kong		5,813
Canada		5,134
Mexico		1,975
Other		255
Total	$	37,589

(*)   State taxes paid primarily relate to California, New York, Texas, and New Jersey.

Deferred Taxes

The following table reflects the Company's calculation of the components of deferred tax assets and liabilities as of January 3, 2026 and December 28, 2024.

(dollars in thousands)		**January 3, 2026**		**December 28, 2024**
Deferred tax assets:		Assets (Liabilities)		
Accounts receivable allowance	$	4,986	$	4,321
Inventory		12,828		12,408
Accrued liabilities		9,792		8,810
Equity-based compensation		2,401		3,886
Deferred employee benefits		3,105		3,062
Leasing liabilities		133,157		128,904
Other		4,778		5,078
Total deferred tax assets		171,047		166,469
Deferred tax liabilities:				
Depreciation		(18,872)		(19,060)
Leasing assets		(120,285)		(115,419)
Tradenames and licensing agreements		(63,546)		(63,144)
Other		(2,843)		(2,712)
Total deferred tax liabilities		(205,546)		(200,335)
Net deferred tax liability	$	(34,499)	$	(33,866)

Amounts recognized in the consolidated balance sheets:

(dollars in thousands)		**January 3, 2026**		**December 28, 2024**
		Assets (Liabilities)		
Deferred tax assets	$	4,881	$	4,344
Deferred tax liabilities		(39,380)		(38,210)
Net deferred tax liability	$	(34,499)	$	(33,866)

Uncertain Tax Positions

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(dollars in thousands)		
Balance at December 31, 2022	$	7,093
Additions based on tax positions related to fiscal 2023		1,545
Additions for prior year tax positions		—
Reductions for lapse of statute of limitations		(2,373)
Balance at December 30, 2023	$	6,265
Additions based on tax positions related to fiscal 2024		1,500
Additions for prior year tax positions		—
Reductions for lapse of statute of limitations		(1,255)
Balance at December 28, 2024	$	6,510
Additions based on tax positions related to fiscal 2025		750
Additions for prior year tax positions		200
Reductions for lapse of statute of limitations		(1,277)
Balance at January 3, 2026	$	6,183

As of January 3, 2026, the Company had gross unrecognized tax benefits of $6.2 million, of which $5.3 million, if ultimately recognized, will affect the Company's effective tax rate in the period settled. The Company has recorded tax positions for which the ultimate deductibility is more likely than not, but for which there is uncertainty about the timing of such deductions. Because of deferred tax accounting, changes in the timing of these deductions would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authorities.

The Company recognizes interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During fiscal 2025, fiscal 2024, and fiscal 2023, expense recorded on uncertain tax positions was not material. The Company had accrued interest on uncertain tax positions of $1.5 million and $1.6 million as of January 3, 2026 and December 28, 2024, respectively.

NOTE 16 – EARNINGS PER SHARE

	Fiscal year ended		
	January 3, 2026 (53 weeks)	December 28, 2024 (52 weeks)	December 30, 2023 (52 weeks)
Weighted-average number of common and common equivalent shares outstanding:			
Basic number of common shares outstanding	35,404,506	35,524,378	36,589,922
Dilutive effect of equity awards	414	1,238	3,344
Diluted number of common and common equivalent shares outstanding	35,404,920	35,525,616	36,593,266
Earnings per share:			
(dollars in thousands, except per share data)			
Basic net income per common share:			
Net income	$ 91,796	$ 185,509	$ 232,500
Income allocated to participating securities	(2,306)	(3,679)	(4,285)
Net income available to common shareholders	$ 89,490	$ 181,830	$ 228,215
Basic net income per common share	$ 2.53	$ 5.12	$ 6.24
Diluted net income per common share:			
Net income	$ 91,796	$ 185,509	$ 232,500
Income allocated to participating securities	(2,306)	(3,679)	(4,285)
Net income available to common shareholders	$ 89,490	$ 181,830	$ 228,215
Diluted net income per common share	$ 2.53	$ 5.12	$ 6.24
Anti-dilutive shares excluded from dilutive net income per share calculations [*]	261,468	422,865	477,373

[*]   The anti-dilutive shares excluded from diluted net income per common share primarily relate to out-of-the-money stock options.

The Company grants shares of its common stock in the form of restricted stock awards to certain key employees under the Company's Amended and Restated Equity Incentive Plan (see Note 12, *Stock-based Compensation*, to the consolidated financial statements). Prior to vesting of the restricted stock awards, the grant recipients are entitled to receive non-forfeitable cash dividends if the Company declares and pays dividends on the Company's common stock. Accordingly, unvested shares of the Company's restricted stock awards are deemed to be participating securities for purposes of computing diluted earnings per share (EPS), and therefore the Company's diluted EPS represents the lower of the amounts calculated under the treasury stock method or the two-class method of calculating diluted EPS.

NOTE 17 – EMPLOYEE BENEFIT PLANS

The Company maintains defined contribution plans, a deferred compensation plan, and two defined benefit plans. The two defined benefit plans include the OshKosh B'Gosh pension plan and a post-retirement life and medical plan.

OshKosh B'Gosh Pension Plan

Pension Plan Settlement

In fiscal 2024, the Board authorized the termination of the pension plan, with an effective date of November 30, 2024, through single-sum distributions and the purchase of annuity contracts. During the third quarter of fiscal 2025, the Company substantially completed the process of settling its pension obligations under the pension plan. In August 2025, the pension plan used existing pension plan assets to purchase non-participating annuity contracts from an insurance company and to make single-sum payments to certain plan participants, thereby settling its existing pension benefit obligations. In the first quarter of fiscal 2026, the Company distributed the surplus plan assets, net of final plan expenses and adjustments, in accordance with the terms of the plan and regulatory requirements.

These settlement transactions had no cash impact on the Company (as they were funded by pension plan assets) but did result in a non-cash pre-tax pension settlement charge of $8.8 million in fiscal 2025, recorded within Pension plan settlement on the Company's consolidated statement of operations. The charge reflects the recognition of $5.4 million of deferred losses associated with its pension obligations, which were released from Accumulated other comprehensive income, and a $3.4 million charge related to the recognition of prior service cost in connection with the settlement and subsequent distribution of surplus plan assets in the first quarter of fiscal 2026.

During the third quarter of fiscal 2024, the pension plan made lump sum payments to certain participants, thereby reducing its pension benefit obligations. The transaction had no cash impact on the Company but did result in a non-cash pre-tax partial

pension settlement charge of $0.9 million, which is included in Pension plan settlement on the Company's consolidated statement of operations.

Funded Status

The retirement benefits under the pension plan were frozen as of December 31, 2005. A reconciliation of changes in the projected pension benefit obligation and plan assets is as follows:

(dollars in thousands)	For the period ended August 31, 2025[(*)]		Fiscal year ended December 28, 2024	
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$	43,077	$	54,785
Interest cost		1,519		2,401
Actuarial gain		(1,010)		(4,202)
Benefits paid		(2,059)		(3,021)
Settlements		(41,527)		(6,886)
Amendment to distribute excess assets to participants		3,381		—
Projected benefit obligation at end of period	$	3,381	$	43,077
Change in plan assets:				
Fair value of plan assets at beginning of year	$	45,549	$	55,959
Actual return on plan assets		1,418		(503)
Benefits paid		(2,059)		(3,021)
Effect of settlement		(41,527)		(6,886)
Fair value of plan assets at end of period	$	3,381	$	45,549
Funded status	$	—	$	2,472

(*) Reconciliation is presented based on a measurement date of August 31, 2025. Since the pension plan was effectively settled, the Company did not remeasure the projected benefit obligation as of January 3, 2026.

As of January 3, 2026, the remaining benefit obligation for the pension plan was fully offset by surplus plan assets. In the first quarter of fiscal 2026, the Company distributed these surplus plan assets, net of final plan expenses and adjustments, in accordance with the terms of the plan and regulatory requirements. The accumulated benefit obligation was equal to the projected benefit obligation as of December 28, 2024 because the plan was frozen. As of December 28, 2024, the plan's net funded status was an asset and was included in Other assets in the Company's consolidated balance sheet.

The actuarial gain in fiscal 2025 was primarily attributable to the settlement of benefit obligations. The actuarial gain in fiscal 2024 was primarily attributable to increased discount rates and the settlement of obligations for participants electing to receive single-sum distributions from the pension plan.

Net Periodic Pension Cost and Changes Recognized in Other Comprehensive Income

The components of net periodic pension cost recognized in the statement of operations and changes recognized in other comprehensive income were as follows:

		Fiscal year ended				
(dollars in thousands)		January 3, 2026		December 28, 2024		December 30, 2023
Recognized in the statement of operations:						
Interest cost	$	1,519	$	2,401	$	2,617
Expected return on plan assets		(1,318)		(2,176)		(2,372)
Amortization of net loss[*]		76		148		189
Pension plan settlement charge[*]		8,777		949		—
Net periodic pension cost	$	9,054	$	1,322	$	434
Changes recognized in other comprehensive income:						
Net gain arising during the fiscal year	$	(1,109)	$	(1,523)	$	(21)
Prior service cost		3,381		—		—
Amortization of net loss[*]		(76)		(148)		(189)
Pension plan settlement charge[*]		(8,777)		(949)		—
Total changes recognized in other comprehensive income	$	(6,581)	$	(2,620)	$	(210)
Total net periodic pension cost (benefit) and changes recognized in other comprehensive income	$	2,473	$	(1,298)	$	224

[*] Represents pre-tax amounts reclassified from Accumulated other comprehensive loss into the statement of operations, including amounts recognized as a result of the pension plan settlement.

Assumptions

The actuarial assumptions used in determining the benefit obligation and net periodic pension cost for our pension plan are presented in the following table:

Benefit obligation[1]	2025	2024	
Discount rate[1]	n/a	5.50%	

Net periodic pension cost[2]	2025	2024	2023
Discount rate	5.50%	4.75%	5.00%
Expected long-term rate of return on plan assets	5.50%	4.75%	5.00%

(1) As of January 3, 2026, the remaining benefit obligation relates solely to surplus plan assets, which were distributed in the first quarter of fiscal 2026.

(2) Net periodic pension cost for fiscal 2025 reflects assumptions applied through the settlement date (August 31, 2025).

The discount rates used at December 28, 2024, and December 30, 2023 were determined with consideration given to the FTSE Pension Liability Index and the Bloomberg US Aggregate AA Bond Index, adjusted for the timing of expected plan distributions. The Company believed these indexes reflected a risk-free rate consistent with a portfolio of high quality debt instruments with maturities that are comparable to the timing of the expected payments under the plan. The expected long-term rate of return assumption was equal to the assumed discount rate.

Plan Assets

As of January 3, 2026, the fair value of the surplus plan assets were $2.8 million and were held in cash and cash equivalents (Level 1). These surplus assets, net of final plan expenses and adjustments, were distributed in the first quarter of fiscal 2026 in accordance with the terms of the plan and regulatory requirements. As of December 28, 2024, the fair value of pension plan assets were $45.5 million and were held in fixed income securities, including U.S. Treasuries and corporate bonds of companies from diverse industries (Level 1).

Post-retirement Life and Medical Plan

The Company maintains a post-retirement life and medical plan that is frozen to a closed group of retirees and employees hired before July 1, 1991 (and their spouses). Employee contributions are required as a condition of participation for medical benefits and the Company's liabilities are net of these expected employee contributions. The effects on the Company's plan of all future

increases in health care costs are borne by employees; accordingly, increasing medical costs are not expected to have any material effect on the Company's future financial results. The Company does not pre-fund the plan and, as a result, there are no plan assets.

Net periodic post-retirement benefit was $0.2 million, $0.3 million, and $0.3 million for fiscal years 2025, 2024, and 2023, respectively. The accumulated post-retirement benefit obligation ("APBO") was $1.1 million and $1.5 million as of January 3, 2026 and December 28, 2024, respectively. $1.0 million and $1.3 million of the APBO as of January 3, 2026 and December 28, 2024, respectively, were classified as Other long-term liabilities in the Company's consolidated balance sheets. The Company's expected future contributions and benefit payments are not expected to be material.

Deferred Compensation Plan

During the third quarter of fiscal 2025, the Board approved the termination of The William Carter Company Deferred Compensation Plan (the "Deferred Compensation Plan"), effective as of September 30, 2025 (the "Termination Date"). In connection with the termination, all participants will receive a single lump-sum distribution of their account balances on a final payment date, expected to occur in the fourth quarter of fiscal 2026. Until the final payment date, the Deferred Compensation Plan will continue to operate in the ordinary course. This includes maintaining investment allocations and processing scheduled distributions; however, all employee contributions ceased as of the Termination Date.

The Deferred Compensation Plan permitted eligible employees to defer salary and incentive compensation in accordance with the Internal Revenue Code. Participant deferrals earn investment returns based on a select number of investment options, including equity, debt, and real estate mutual funds. Deferred compensation plan liabilities are recognized in Other current liabilities on the Company's consolidated balance sheets. Changes in the balance, excluding those related to contributions or payments, are included in Other expense (income), net on the Company's consolidated statement of operations. The Company invests comparable amounts in marketable securities to approximate the participants' return on selected investment options.

Defined Contribution Plan

The Company sponsors defined contribution savings plans in several countries, including the U.S. The U.S. plan, which represents the substantial majority of related expense, covers employees who are at least 21 years of age and have completed one calendar month of service and, if part-time, have worked a minimum of one thousand hours within the first year of employment or during any subsequent calendar year or worked for five hundred hours in 2 consecutive 12-month periods.

Under the U.S. plan, the Company previously provided a discretionary employer match of employee contributions. The Company's expense for the U.S. defined contribution savings plan totaled $9.5 million, $8.6 million, and $8.1 million for the fiscal years ended January 3, 2026, December 28, 2024, and December 30, 2023, respectively. Effective beginning in fiscal 2026, the Company amended its U.S. defined contribution savings plan to replace the discretionary employer contribution with an employer matching contribution calculated and paid each pay period.

NOTE 18 – ORGANIZATIONAL RESTRUCTURING

In the third quarter of fiscal 2025, the Company initiated an organizational restructuring of its offices-based workforce to right-size its cost structure and improve future profitability. In connection with this restructuring, the Company recorded charges of $9.8 million in Selling, general and administrative expenses, primarily related to severance and other termination benefits. As of January 3, 2026, the Company had an accrual of $8.8 million related to these actions recorded in Other current liabilities on the consolidated balance sheets. The Company expects to pay substantially all of the remaining severance and other termination benefits during the first two quarters of fiscal 2026.

NOTE 19 – SEGMENT INFORMATION

The Company reports segment information based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of the Company's reportable segments.

The Company has three operating and reportable segments: U.S. Retail, U.S. Wholesale, and International. The U.S. Retail segment consists of revenue primarily from sales of products in the United States through our retail stores, eCommerce websites, and mobile app. Similarly, the U.S. Wholesale segment consists of revenue primarily from sales in the United States of products to our wholesale partners. The International segment consists of revenue primarily from sales of products outside the United States, largely through our retail stores and eCommerce websites in Canada and Mexico, and sales to our international wholesale customers and licensees. The Company sells similar products in each of its three segments.

The Company's chief operating decision maker is the Chief Executive Officer. The chief operating decision maker evaluates the operating performance of the segments based upon each segment's net sales and segment operating income. Segment operating income includes net sales, royalty income, and related cost of goods sold and selling, general, and administrative expenses attributable to each segment. Segment operating income excludes unallocated corporate expenses as well as specific charges that are not directly attributable to segment operations, including restructuring costs, operating model improvement costs, leadership transition costs, and impairment charges related to goodwill and indefinite-lived intangible assets.

In fiscal 2024, the Company changed its measure of segment profitability to segment operating income, which excludes the charges mentioned above to better align with management's assessment of segment performance and to provide better insights into segment performance.

The chief operating decision maker uses both net sales and segment operating income for each segment predominantly in the annual budget and quarterly forecasting process. On a quarterly basis, the chief operating decision maker considers budget-to-actual variances and a comparison of segment results for evaluating performance of each segment and making decisions about the allocation of operating and capital resources to each segment. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore total segments assets are not presented.

Segment operating income includes the direct costs of each segment and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, and various other general corporate costs that are not specifically allocable to segments, are included in unallocated corporate expenses below. The accounting policies of the segments are the same as those described in Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements.

Segment Performance

The tables below present certain segment information for our reportable segments for the periods indicated:

(dollars in thousands)	Fiscal year ended January 3, 2026 (53 weeks)			
	U.S. Retail	U.S. Wholesale	International	Total
Net sales	$ 1,466,128	$ 1,001,338	$ 430,960	$ 2,898,426
Cost of goods sold[1]	626,821	731,893	225,076	1,583,790
Selling expenses[2]	524,955	9,598	109,538	644,091
Distribution expenses[3]	93,949	62,268	25,707	181,924
Other segment items[4]	148,026	37,115	35,688	220,829
Segment operating income	$ 72,377	$ 160,464	$ 34,951	$ 267,792

(1) Refer to Note 2, *Summary of Significant Accounting Policies,* for additional information on the components of Cost of goods sold.

(2) Selling expenses include the costs of operating our retail stores and eCommerce channels, as well as wholesale sales management costs.

(3) Distribution expenses include payments to third-party shippers and handling costs to process product through the Company's distribution facilities, including eCommerce fulfillment costs, and delivery of product to wholesale customers and to our retail stores.

(4) Other segment items include royalty income and overhead costs that are attributable to our reportable segments and include allocated accounting, finance, human resources, and information technology expenses, occupancy costs, and other benefit and compensation programs, including performance-based compensation.

(dollars in thousands)	Fiscal year ended December 28, 2024 (52 weeks)			
	U.S. Retail	U.S. Wholesale	International	Total
Net sales	$ 1,417,108	$ 1,021,396	$ 405,598	$ 2,844,102
Cost of goods sold	567,435	705,550	205,951	1,478,936
Selling expenses	489,481	9,591	103,566	602,638
Distribution expenses	89,368	62,875	24,607	176,850
Other segment items	137,898	26,400	32,504	196,802
Segment operating income	$ 132,926	$ 216,980	$ 38,970	$ 388,876

| (dollars in thousands) | Fiscal year ended December 30, 2023 (52 weeks) | | | |
	U.S. Retail	U.S. Wholesale	International	Total
Net sales	$ 1,501,780	$ 1,014,584	$ 429,230	$ 2,945,594
Cost of goods sold	602,152	717,936	229,571	1,549,659
Selling expenses	506,709	8,363	95,155	610,227
Distribution expenses	95,354	63,188	24,903	183,445
Other segment items	106,923	26,152	34,470	167,545
Segment operating income	$ 190,642	$ 198,945	$ 45,131	$ 434,718

The table below presents a reconciliation of reportable segment operating income to Income before income taxes:

| | Fiscal year ended | | |
	January 3, 2026 (53 weeks)	December 28, 2024 (52 weeks)	December 30, 2023 (52 weeks)
Total segment operating income	$ 267,792	$ 388,876	$ 434,718
Items not included in segment operating income:			
Unallocated corporate expenses[1]	(91,801)	(102,326)	(106,901)
Operating model improvement costs[2]	(14,182)	—	—
Organizational restructuring[3]	(9,807)	(1,822)	(4,412)
Leadership transition costs[4]	(8,069)	—	—
OshKosh tradename impairment charge	—	(30,000)	—
Consolidated operating income	$ 143,933	$ 254,728	$ 323,405
Interest expense	34,227	31,331	33,973
Interest income	(13,474)	(11,039)	(4,776)
Other (income) expense, net	(1,086)	2,678	(8,034)
Pension plan settlement[5]	8,777	949	—
Loss on extinguishment of debt[6]	1,655	—	—
Income before income taxes	$ 113,834	$ 230,809	$ 302,242

(1) Unallocated corporate expenses include corporate overhead expenses that are not directly attributable to one of our reportable segments and include unallocated accounting, finance, legal, human resources, and information technology expenses, occupancy costs for our corporate headquarters, and other benefit and compensation programs, including performance-based compensation.

(2) Primarily related to third-party consulting costs to support operating model improvement costs.

(3) Primarily related to charges for severance and other termination benefits as a result of organizational restructuring in fiscal years end January 3, 2026, and December 28, 2024, as well as organizational restructuring and related corporate office lease amendment actions in the fiscal year ended December 30, 2023.

(4) Related to costs associated with the transition of our former CEO, including accelerated vesting of outstanding time-based restricted stock awards, executive recruiting costs, and other related costs.

(5) Pension plan settlement charges for fiscal 2024 have been reclassified to the Pension plan settlement line item. These charges were previously included in Other expense (income), net.

(6) Related to charges associated with the redemption of the $500 million aggregate principal amount of senior notes due 2027 and the refinancing of our secured revolving credit facility.

Additional Data by Segment

The tables below present additional information for our reportable segments for the periods presented:

Depreciation and amortization expense

| | Fiscal year ended | | |
	January 3, 2026 (53 weeks)	December 28, 2024 (52 weeks)	December 30, 2023 (52 weeks)
U.S. Wholesale	$ 8,276	$ 8,749	$ 10,958
U.S. Retail	34,864	35,562	38,710
International	10,373	11,413	11,758
Unallocated corporate	1,750	2,202	2,713
Total	55,263	57,926	64,139

Inventory

	January 3, 2026		December 28, 2024	
Inventory:				
U.S. Wholesale(*)	$	397,027	$	374,610
U.S. Retail		70,763		59,868
International		76,834		67,854
Total inventory	$	544,624	$	502,332
All other assets		2,020,846		1,930,835
Total assets	$	2,565,470	$	2,433,167

(*) U.S. Wholesale inventories also include inventory produced and warehoused for the U.S. Retail segment.

Net Sales

The table below represents consolidated net sales by product:

	Fiscal year ended					
(dollars in thousands)	January 3, 2026 (53 weeks)		December 28, 2024 (52 weeks)		December 30, 2023 (52 weeks)	
Baby	$	1,260,611	$	1,139,129	$	1,098,304
Playclothes		914,690		948,602		992,726
Sleepwear		351,588		373,373		411,678
Other(*)		371,537		382,998		442,886
Total net sales	$	2,898,426	$	2,844,102	$	2,945,594

(*) Other product offerings include bedding, outerwear, swimwear, shoes, socks, diaper bags, gift sets, toys, and hair accessories.

Geographical Data

Revenue

The Company's international sales principally represent sales to customers in Canada. Such sales were 59.5%, 61.3%, and 61.5% of total international net sales in fiscal 2025, 2024, and 2023, respectively.

Long-Lived Assets

The following represents Property, plant, and equipment, net, and Operating lease assets by geographic area:

(dollars in thousands)	January 3, 2026		December 28, 2024	
United States	$	622,078	$	614,751
International		156,035		143,338
Total	$	778,113	$	758,089

Long-lived assets in the international segment primarily relate to Canada. Long-lived assets in Canada were 49.5% and 53.8% of total international long-lived assets as of January 3, 2026 and December 28, 2024, respectively.

Major Customers

Our two largest U.S. wholesale customers accounted for 11.0% and 10.3%, respectively, of consolidated net sales in fiscal 2025. Our two largest U.S. wholesale customer accounted for 10.9% and 10.1%, respectively, of consolidated net sales in fiscal 2024. Our largest U.S. wholesale customer accounted for 10.4% of consolidated net sales in fiscal 2023.

NOTE 20 – RELATED PARTY TRANSACTIONS

In August 2025, the Company appointed Emily D. Evert to its executive leadership team as Chief Strategy Officer. Prior to joining the Company, Ms. Evert was a managing director and partner at The Boston Consulting Group, Inc. ("BCG").

The Company engaged BCG to provide general consulting services in fiscal 2024 and to support operating model improvement initiatives in fiscal 2025. Aggregate fees paid to BCG were approximately $14.8 million and $4.9 million in fiscal 2025 and

fiscal 2024, respectively. As of January 3, 2026, the Company had no outstanding payables to BCG related to these engagements. As of December 28, 2024, outstanding payables to BCG related to these engagements were $0.1 million.

BCG is considered a related party as a result of Ms. Evert's employment with the Company. These arrangements were entered into with BCG prior to Ms. Evert's joining the Company and the engagements with BCG were entered into on terms Management believes to be consistent with those negotiated in an arm's-length transaction with an unrelated third party.

NOTE 21 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. The Company is not currently a party to any legal proceedings that it believes would have a material adverse effect on its financial position, results of operations, or cash flows.

The Company's contractual obligations and commitments include obligations associated with leases, the ABL facility, senior notes, and employee benefit plans. For additional information, see Note 5, *Leases,* Note 10, *Long-term Debt,* and Note 17, *Employee Benefit Plans.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective as of January 3, 2026.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, the persons serving as our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the persons serving as our principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of January 3, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 *Internal Control-Integrated Framework*. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of January 3, 2026.

The effectiveness of Carter's, Inc. and its subsidiaries' internal control over financial reporting as of January 3, 2026 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K. PricewaterhouseCoopers LLP has issued an attestation report on Carter's, Inc.'s internal control over financial reporting containing the required disclosures, which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers

During the fiscal quarter ended January 3, 2026, none of the Company's directors or officers, as defined in Section 16 of the Exchange Act, adopted, modified, or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" as defined under Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10 is incorporated herein by reference from the sections titled "DELINQUENT SECTION 16 REPORTS" and "AUDIT COMMITTEE REPORT'' in the definitive proxy statement relating to the Annual Meeting of Shareholders of Carter's, Inc. expected to be held on May 13, 2026. We intend to file such definitive proxy statement with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

We have adopted an insider trading policy governing the purchase and sale of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference from the sections titled "COMPENSATION OF DIRECTORS" and "COMPENSATION DISCUSSION AND ANALYSIS" in the definitive proxy statement referenced above in Item 10.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides information about our equity compensation plan as of our most recent fiscal year end:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders[*]	129,571	$ 100.51	1,336,742
Equity compensation plans not approved by security holders	—	—	—
Total	129,571	$ 100.51	1,336,742

(*) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc. Amended and Restated Equity Incentive Plan.

Additional information called for by Item 12 is incorporated herein by reference from the section titled "SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS" in the definitive proxy statement referenced above in Item 10.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by Item 14 is incorporated by reference from the sections titled "DIRECTOR INDEPENDENCE" and "TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS" in the definitive proxy statement referenced above in Item 10.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated by reference from the section titled "PROPOSAL NUMBER FOUR: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" in the definitive proxy statement referenced above in Item 10.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)		Page
1.	Financial Statements filed as part of this report	54
	Report of Independent Registered Public Accounting Firm	55
	Consolidated Balance Sheets at January 3, 2026 and December 28, 2024	59
	Consolidated Statements of Operations for the fiscal years ended January 3, 2026, December 28, 2024, and December 30, 2023	60
	Consolidated Statements of Comprehensive Income for the fiscal years ended January 3, 2026, December 28, 2024, and December 30, 2023	61
	Consolidated Statements of Cash Flows for the fiscal years ended January 3, 2026, December 28, 2024, and December 30, 2023	62
	Consolidated Statements of Changes in Shareholders' Equity for the fiscal years ended January 3, 2026, December 28, 2024, and December 30, 2023	63
	Notes to Consolidated Financial Statements	64
2.	Financial Statement Schedules: None	

(B)   Exhibits:

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit Number	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Carter's, Inc.	8-K	3.1	May 23, 2017	
3.2	Amended and Restated By-Laws of Carter's, Inc.	8-K	3.1	November 13, 2025	
3.3	Certificate of Designation of the Series A Junior Participating Preferred Stock of the Company, dated September 24, 2025	8-A	3.1	September 24, 2025	
4.1	Specimen Certificate of Common Stock	S-1/A	4.1	October 10, 2003	
4.3	Description of Securities				x
4.4	Stockholder Rights Agreement, dated as of September 22, 2025, by and between the Company and Equiniti Trust Company, LLC, as rights agent (which includes the Form of Rights Certificate as Exhibit B thereto)	8-A	4.1	September 24, 2025	
4.5	Indenture, dated November 13, 2025, by and among The William Carter Company, certain guarantors from time to time party thereto and U.S. Bank Trust Company, National Association, as Trustee	8-K	4.1	November 13, 2025	
4.6	Form of 7.375% Senior Notes due 2031 (included in Exhibit 4.1)	8-K	4.2	November 13, 2025	

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	Filed Herewith
10.1	Fourth Amended and Restated Credit Agreement, dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Dollar Facility Swing Line Lender, U.S. Dollar Facility L/C Issuer and Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, Bank of America, N.A. and Bank of Montreal, as Co-Syndication Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp., as Joint Lead Arrangers and Bookrunners, Branch Banking & Trust Company, HSBC Securities (USA) Inc., Royal Bank of Canada, SunTrust Bank, U.S. Bank National Association and Wells Fargo Bank, National Association, as Co-Documentation Agents and certain other lenders party thereto	8-K	10.1	August 31, 2017	
10.1.1	Amendment No. 1, dated as of September 21, 2018, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	8-K	10.1	September 26, 2018	

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date	Filed Herewith
10.1.2	Amendment No. 2, dated as of May 4, 2020, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan Europe Limited, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	10-Q	10.1	July 24, 2020	
10.1.3	Amendment No. 3, dated as of April 21, 2021, to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, Carter's Holdings B.V., as Dutch Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent, a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, JPMorgan Chase Bank, N.A., as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, each lender from time to time party thereto and the other parties party thereto	8-K	10.1	April 26, 2021	

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
		Form	Exhibit Number	Filing Date	
10.1.5	Amendment No. 5 to Fourth Amended and Restated Credit Agreement, dated as of June 24, 2024 (this "Amendment No. 5"), relating to the Fourth Amended and Restated Credit Agreement dated as of August 25, 2017, among The William Carter Company, a Massachusetts corporation (the "U.S. Borrower"), The Genuine Canadian Corp., an Ontario corporation (the "Canadian Borrower" and, together with the U.S. Borrower, the "Borrowers"), each lender from time to time party thereto (collectively, the "Lenders" and individually, a "Lender"), JPMorgan Chase Bank, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"), Collateral Agent, U.S. Dollar Facility Swing Line Lender and U.S. Dollar Facility L/C Issuer, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent (in such capacity, the "Canadian Agent"), a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer, J.P. Morgan SE, as European Agent, JPMorgan Chase Bank, N.A., London Branch, as a Multicurrency Facility Swing Line Lender and a Multicurrency Facility L/C Issuer and the other parties party thereto	10-Q	10.1	July 26, 2014	
10.2 *	Form of Severance Agreement entered into from time to time between The William Carter Company and executive officers	10-Q	10.2	October 29, 2015	
10.3 *	Amended and Restated Equity Incentive Plan (Effective May 17, 2018)	DEF 14A	Appendix B	April 4, 2018	
10.4 *	Amended and Restated Equity Incentive Plan (Effective February 15, 2024)	8-K	10.1	February 16, 2024	
10.5 *	Amended and Restated Annual Incentive Compensation Plan	DEF 14A	Appendix C	March 31, 2016	
10.6 *	The William Carter Company Severance Plan, amended and restated effective January 1, 2020	10-K	10.5	February 24, 2020	
10.7 *	The William Carter Company Deferred Compensation Plan, dated as of November 10, 2010	10-K	10.20	March 2, 2011	
10.8 *	Form of Restricted Stock Award Agreement (Time Vesting) (2023 Awards)	10-Q	10.1	April 28, 2023	
10.9 *	Form of Performance-Based Restricted Stock Agreement (2023 Awards)	10-Q	10.2	April 28, 2023	
10.10 *	Consulting Agreement, effective March 1, 2024, between The William Carter Company and Brian J. Lynch	10-K	10.10	February 27, 2024	
10.11 *	Form of Restricted Stock Award Agreement (2024 Awards)	10-Q	10.1	April 26, 2024	
10.12 *	Form of rTSR Performance-Based Restricted Stock Award Agreement (2024 Awards)	10-Q	10.2	April 26, 2024	
10.13 *	Form of Company Performance-Based Restricted Stock Award Agreement (2024 Awards)	10-Q	10.3	April 26, 2024	

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
		Form	Exhibit Number	Filing Date	
10.14	Lease Agreement dated March 29, 2012, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-Q	10.21	April 27, 2012	
10.15	First Amendment to Lease Agreement dated December 4, 2013, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-K	10.12	February 27, 2024	
10.16	Second Amendment to Lease Agreement dated December 17, 2014, between The William Carter Company and Duke Secured Financing 2009-1 ALZ, LLC (Braselton Distribution Center)	10-K	10.13	February 27, 2024	
10.17	Lease Agreement dated December 14, 2012, between The William Carter Company and Phipps Tower Associates, LLC	8-K	10.1	December 14, 2012	
10.18	First Amendment to Lease Agreement dated February 28, 2013, between The William Carter Company and Phipps Tower Associates, LLC	10-K	10.15	February 27, 2024	
10.19	Second Amendment to Lease Agreement dated June 17, 2013, between The William Carter Company and Phipps Tower Associates, LLC	10-Q	10.19	October 24, 2013	
10.20	Third Amendment to Lease Agreement dated August 31, 2016, between The William Carter Company and John Hancock Life Insurance Company (U.S.A.)	10-K	10.17	February 27, 2024	
10.21	Fourth Amendment to Lease Agreement dated December 1, 2021, between The William Carter Company and Hancock S-REIT ATL Phipps LLC	10-K	10.18	February 27, 2024	
10.22	Fifth Amendment to Lease Agreement dated February 9, 2023, between The William Carter Company and Hancock S-REIT ATL Phipps LLC	10-K	10.19	February 27, 2024	
10.23 *	Retirement Agreement and Release dated February 20, 2025, between The William Carter Company and Michael D. Casey	10-K	10.23	February 25, 2025	
10.24 *	Offer Letter dated March 21, 2025	8-K	10.1	March 26, 2025	
10.25 *	Form of Restricted Stock Award Agreement (2025 awards).	10-Q	10.1	April 25, 2025	
10.26 *	Form of Restricted Stock Award Agreement — Quarterly Stock Awards to Richard F. Westenberger	10-Q	10.2	April 25, 2025	
10.27 *	Share Price Hurdle Restricted Stock Award Agreement with Douglas C. Palladini	10-Q	10.3	April 25, 2025	
10.28 *	Separation Agreement effective September 3, 2025, between The William Carter Company and Kendra D. Krugman	10-Q	10.1	October 27, 2025	
10.29	Credit Agreement, dated as of November 17, 2025, by and among The William Carter Company, as U.S. Borrower, The Genuine Canadian Corp., as Canadian Borrower, the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other parties thereto	8-K	10.1	November 18, 2025	
19.1 ***	Carter's, Inc. Amended and Restated Insider Trading Policy				x
21	Subsidiaries of Carter's, Inc.				x

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | Filed Herewith |
		Form	Exhibit Number	Filing Date	
23	Consent of Independent Registered Public Accounting Firm.				x
31.1	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification.				x
31.2	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification.				x
32 * *	Section 1350 Certification.				x
97.1	Carter's, Inc. Clawback Policy Adopted on August 4, 2023	10-K	97.1	February 27, 2024	
101.INS	XBRL Instance Document - the instant document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				x
101.SCH	XBRL Taxonomy Extension Schema Document				x
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				x
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				x
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				x
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				x
104	The cover page from this Current Report on Form 10-K formatted as Inline XBRL				x

*   Indicates a management contract or compensatory plan.

**   Furnished herewith as an Exhibit.

*** Certain portions of this exhibit are confidential and have been omitted pursuant to Item 601(b)(10) of Regulation S-K. The Company agrees to supplementally furnish to the Securities and Exchange Commission a copy of such omissions upon request.

ITEM 16. FORM 10-K SUMMARY

Omitted at registrant's option.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARTER'S, INC.

/s/ DOUGLAS C. PALLADINI
Douglas C. Palladini
Chief Executive Officer & President

Date: February 27, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ DOUGLAS C. PALLADINI Douglas C. Palladini	Chief Executive Officer & President (Principal Executive Officer)	February 27, 2026
/s/ RICHARD F. WESTENBERGER Richard F. Westenberger	Chief Financial Officer & Chief Operating Officer (Principal Financial & Accounting Officer)	February 27, 2026
/s/ WILLIAM J. MONTGORIS William J. Montgoris	Non-Executive Chairman & Director	February 27, 2026
/s/ ROCHESTER (ROCK) ANDERSON, JR. Rochester (Rock) Anderson, Jr.	Director	February 27, 2026
/s/ JEFFREY H. BLACK Jeffrey H. Black	Director	February 27, 2026
/s/ HALI BORENSTEIN Hali Borenstein	Director	February 27, 2026

/s/ LUIS A. BORGEN	Director	February 27, 2026
Luis A. Borgen		
/s/ JEVIN S. EAGLE	Director	February 27, 2026
Jevin S. Eagle		
/s/ MARK P. HIPP	Director	February 27, 2026
Mark P. Hipp		
/s/ STACEY S. RAUCH	Director	February 27, 2026
Stacey S. Rauch		
/s/ GRETCHEN W. SCHAR	Director	February 27, 2026
Gretchen W. Schar		
/s/ STEPHANIE P. STAHL	Director	February 27, 2026
Stephanie P. Stahl		

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OSHKOSH
B'gosh
VESTBAK™
EST.
1895

Carter's, Inc. | 3438 Peachtree Road NE, Suite 1800 | Atlanta, GA 30326 | 678.791.1000 | carters.com